Exhibit 99.1

                    , 2013

Dear Covidien Shareholder:

Previously, we announced plans to spin off our Pharmaceuticals business into a separate, publicly traded company, which we have named Mallinckrodt plc. As two distinct businesses, Covidien and Mallinckrodt will be better positioned to capitalize on significant growth opportunities and provide greater focus on their respective businesses and strategic priorities.

Both of these companies have businesses with industry-leading products and services. Following the separation, Covidien will continue to be a global medical devices and supplies company with products and services designed to enhance the quality of life for patients and improve outcomes for our customers, and Mallinckrodt will be a leading developer, manufacturer and distributor of specialty pharmaceutical products. As independent, publicly owned companies, Covidien and Mallinckrodt each will be able to pursue and focus on its own strategic and operational plans, including setting an optimal level of investment in research and development projects and in the operation and expansion of its businesses and creating a business-appropriate capital structure.

The separation will provide current Covidien shareholders with ownership interests in both Covidien and Mallinckrodt. The distribution is subject to certain conditions, including the continued validity of the private letter ruling received from the United States Internal Revenue Service and the receipt of an opinion of tax counsel confirming that the distribution and certain transactions entered into in connection with the distribution generally will be tax-free to Covidien and its shareholders for U.S. federal income tax purposes, except for cash received in lieu of fractional shares.

As a result of the separation, each Covidien shareholder will receive one ordinary share of Mallinckrodt for every [—] Covidien ordinary shares held on [—], 2013, the record date for the distribution, with cash being paid in lieu of fractional shares. You do not need to take any action to receive ordinary shares of Mallinckrodt to which you are entitled as a Covidien shareholder. You do not need to pay any consideration or surrender or exchange your Covidien ordinary shares.

I encourage you to read the attached information statement, which is being provided to all Covidien shareholders who hold ordinary shares on [—], 2013. The information statement describes the separation in detail and contains important business and financial information about Mallinckrodt.

I believe the separation is a positive progression for our businesses and our shareholders. We remain committed to working on your behalf to continue to build long-term shareholder value.

Sincerely,

José E. Almeida

Chairman of the Board, President and Chief Executive Officer

Covidien plc

                    , 2013

Dear Future Mallinckrodt Shareholder:

On behalf of the entire Mallinckrodt plc team, I welcome you as a future shareholder.

We are a global company that develops, manufactures, markets and distributes both branded and generic specialty pharmaceuticals, active pharmaceutical ingredients and diagnostic imaging agents. Our specialty pharmaceuticals products are sold to major wholesalers and retail drug store chains. We use our active pharmaceutical ingredients products in the manufacture of our generic pharmaceuticals and also sell them to other pharmaceutical companies. We market our global medical imaging products primarily to physicians, technologists and purchasing administrators at hospitals, imaging centers, cardiology clinics and radiopharmacies.

As an independent company, we will be able to pursue our own strategic and operational plans, including setting an optimal level of investment in research and development projects and in the operation and expansion of our businesses and creating a business-appropriate capital structure. We anticipate that this will improve our ability to invest in our business and continue to develop innovative new products, pursue strategic transactions, enhance our market recognition with investors and increase our ability to attract and retain employees by providing compensation more directly tied to our business results. Our focused management team is highly motivated to make a difference in healthcare, as we enhance value for our customers and shareholders.

I encourage you to learn more about us and our strategic initiatives by reading the attached information statement. We intend to apply for authorization to list our ordinary shares on the New York Stock Exchange under the symbol “MNK.”

We look forward to serving our customers and patients, as well as rewarding our shareholders, as we begin a new and exciting chapter for our company.

Sincerely,

Mark Trudeau

President and Chief Executive Officer

Mallinckrodt plc

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the United States Securities and Exchange Commission under the United States Securities Exchange Act of 1934, as amended.

Preliminary and Subject to Completion, dated March 15, 2013

INFORMATION STATEMENT

Mallinckrodt plc

This information statement is being furnished in connection with the distribution of ordinary shares of Mallinckrodt plc (“Mallinckrodt”), which will hold the Pharmaceuticals business of Covidien plc (“Covidien”), to Covidien’s shareholders.

For every [—] ordinary shares of Covidien held of record by you as of the close of business on [—], 2013, the record date for the distribution (the “record date”), you will receive one ordinary share of Mallinckrodt. You will receive cash in lieu of any fractional ordinary shares of Mallinckrodt which you would have received after application of the above ratio. We expect our ordinary shares to be distributed to you on [—], 2013. We refer to the date of the distribution of our ordinary shares as the “distribution date.” As discussed under “The Separation—Trading Between the Record Date and Distribution Date,” if you sell your ordinary shares of Covidien in the “regular-way” market after the record date and before the distribution date, you also will be selling your right to receive ordinary shares of Mallinckrodt in connection with the separation.

The distribution is intended to be tax-free to Covidien shareholders for United States federal income tax purposes, except for cash received in lieu of fractional shares. The distribution is subject to certain conditions, including the continued validity of the private letter ruling received from the U.S. Internal Revenue Service (“IRS”) and the receipt of an opinion of tax counsel confirming that the distribution and certain transactions entered into in connection with the distribution generally will be tax-free to Covidien and its shareholders for U.S. federal income tax purposes, except for cash received in lieu of fractional shares.

No further vote of Covidien’s shareholders is required in connection with the separation. Therefore, you are not being asked for a proxy, and you are requested not to send us a proxy, in connection with the separation. You do not need to pay any consideration, exchange or surrender your existing ordinary shares of Covidien or take any other action to receive your ordinary shares of Mallinckrodt.

There is no current trading market for our ordinary shares, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and we expect “regular-way” trading of our ordinary shares to begin on the first trading day following the completion of the separation. We intend to apply for authorization to list our ordinary shares on the New York Stock Exchange (“NYSE”) under the symbol “MNK.”

In reviewing this information statement, you should carefully consider the matters described under “Risk Factors ” beginning on page 19.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

This document is not a prospectus within the meaning of Part 5 of the Investment Funds, Companies and Miscellaneous Provisions Act 2005 of Ireland (as amended) or the Prospectus Directive (2003/71/EC). No offer of shares to the public is made, or will be made, that requires the publication of a prospectus pursuant to Irish prospectus law (within the meaning of Part 5 of the Investment Funds, Companies and Miscellaneous Provisions Act 2005 of Ireland, as amended) or the Prospectus Directive (2003/71/EC). This document has not been approved or reviewed by or registered with the Central Bank of Ireland. This document does not constitute investment advice or the provision of investment services within the meaning of the European Communities (Markets in Capital Instruments) Regulations 2007 of Ireland (as amended) or the Markets in Financial Instruments Directive (2004/39/EC). Neither Covidien nor Mallinckrodt is an authorized investment firm within the meaning of the European Communities (Markets Financial Instruments) Regulations 2007 of Ireland (as amended) or the Markets in Financial Instruments Directive (2004/39/EC) and the recipients of this document should seek independent legal and financial advice in determining their actions in respect of or pursuant to this document.

The date of this information statement is                     , 2013.

This information statement was first mailed to Covidien shareholders on or about                     , 2013.

Presentation of Information

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement about Mallinckrodt assumes the completion of all of the transactions referred to in this information statement in connection with the separation. Unless the context otherwise requires, references in this information statement to “Mallinckrodt plc,” “Mallinckrodt public limited company,” “Mallinckrodt Pharmaceuticals,” “Mallinckrodt,” “we,” “us,” “our,” “our company” and “the company” refer to Mallinckrodt plc, an Irish public limited company, and its combined subsidiaries. Unless the context otherwise requires, references to Mallinckrodt’s historical business and operations refer to the business and operations of Covidien’s Pharmaceuticals business as it was historically managed as part of Covidien and its subsidiaries prior to completion of the separation. Unless the context otherwise requires, references in this information statement to “Covidien” refer to Covidien plc, an Irish public limited company, and its consolidated subsidiaries, including the Pharmaceuticals business prior to completion of the separation. References in this information statement to the “separation” refer to the separation of the Pharmaceuticals business from Covidien’s other businesses and the creation, as a result of the distribution, of an independent, publicly traded company, Mallinckrodt, to hold the assets and liabilities associated with the Pharmaceuticals business after the distribution. References in this information statement to the “distribution” refer to the dividend on Covidien ordinary shares outstanding on the record date that will be satisfied by Mallinckrodt’s issuance of its ordinary shares to the persons entitled to receive the dividend. References to “dollars” or “$” refer to U.S. dollars.

i

Trademarks and Trade Names

We own or have rights to use the trademarks and trade names that we use in conjunction with the operation of our business. One of the more important trademarks that we own or have rights to use that appears in this information statement is “Mallinckrodt,” which is a registered trademark or the subject of pending trademark applications in the U.S. and other jurisdictions. Solely for convenience, we only use the ™ or ® symbols the first time any trademark or trade name is mentioned. Such references are not intended to indicate in any way that we will not assert, to the fullest extent permitted under applicable law, our rights to our trademarks and trade names. Each trademark or trade name of any other company appearing in this information statement is, to our knowledge, owned by such other company.

Use of Certain Terms

The following is a list indicating where certain terms that we use in this information statement are defined:

acetaminophen	9
ADHD	9
Adjusted EBITDA	17
AIP	130
ANDA	56
API	8
BPCA	65
C.A.R.E.S. Alliance	54
Cardinal Health	21
CAT	163
cGMP	22
CMDS	9
CNS Therapeutics	11
Code	5
Compensation Committee	117
Computershare	2
Covidien 2012 AIP	120
Covidien Change in Control Plan	136
Covidien Compensation Committee	117
Covidien Retirement Savings Plan	125
Covidien Severance Plan	136
Covidien Supplemental Savings Plan	125
CSA	19
CT	9
DEA	9
Depomed	62
Deposited Securities	162
distribution date	Cover
DOJ	66
DSAs	104
DTC	2
Duexis®	51
DWT	160
DWT Forms	161
EPA	28
Exalgo®	8
Exchange Act	31
FCPA	27
FDA	9
FFDCA	63
Form 10	152
FTS	82
funded amount	124
GAAP	17
Gablofen®	8
GBCA	57
GCP	63
GE	F-39
General Dynamics	76
generic exclusivity	66
GLP	63
Government Agencies	76
GPOs	9

Healthcare Reform Act	25
HEU	12
hydrocodone	9
IDNs	21
IMC	76
intrathecal	55
IPR&D	105
IRB	65
IRS	Cover
IRS ruling	4
LEU	12
Maine Board	F-39
Mallinckrodt Baker	51
Mallinckrodt SIP	118
McKesson	21
MDEP	F-39
Medicare Part D	68
methylphenidate	9
Millsboro Site	77
Mo-99	9
MRI	9
Mutual	23
MVI	77
named executive officers	117
NCE	64
NDA	54
Novartis	51
NRC	9
NYSE	Cover
Octreoscan™	9
OIG	69
Optimark™	9
options	130
Optiray™	9
Optivantage™ DH	9
OTFC	82
our board	37
oxycodone	9
Paragraph IV certification	22
parent	F-8
Pennsaid®	81
performance units	118
PMDA	71
PRPs	76
PSUs	130
R&D	10
record date	Cover
Recoupment Policy	126
REMS	58
Restoril™	51
restricted units	118
RFID	56

RI/FS	77
RLD	65
Roxicodone®	80
RSUs	130
S&P 500	38
SEC	3
Securities Act	37
separation and distribution agreement	14
Site	76
SOM	24
SPECT	20
Sumavel® DosePro®	51
tax matters agreement	34

tax opinion	5
Tc-99m	9
TCE	77
Technescan MAG3™	9
the board	38
TLR	119
Tofranil-PM™	51
TussiCaps™	81
Tyco International	34
Tyco tax sharing agreement	34
U.S. Holder	156
Ultra-Technekow™ DTE	9

QUESTIONS AND ANSWERS ABOUT THE SEPARATION

What is Mallinckrodt and why is Covidien separating its Pharmaceuticals business and distributing Mallinckrodt’s ordinary shares?	Mallinckrodt was incorporated in Ireland on January 9, 2013 for the purpose of holding Covidien’s Pharmaceuticals business following the separation. The separation of Covidien’s Pharmaceuticals business from Covidien and the distribution of Mallinckrodt ordinary shares to Covidien shareholders are intended to provide you with equity investments in two separate companies that will be able to focus on each of their respective businesses. We expect that the separation will result in enhanced long-term performance of each business for the reasons discussed in “The Separation—Background” and “The Separation—Reasons for the Separation.”

Why am I receiving this document?	Covidien is delivering this document to you because you were a holder of ordinary shares of Covidien on the record date of [—], 2013, and are entitled to receive one ordinary share of Mallinckrodt for every [—] ordinary shares of Covidien that you held at the close of business on the record date. We will not issue fractional shares in the distribution; you will receive cash in lieu of any fractional ordinary shares of Mallinckrodt which you would have received after application of the above ratio. This document will help you understand how the separation will affect your investment in Covidien and your investment in Mallinckrodt after the separation.

How will the separation work?	Currently, all of Mallinckrodt’s issued shares are held beneficially by an Irish corporate services provider. Prior to the transfer by Covidien to us of our business, which will occur prior to the distribution, we will have no operations other than those incidental to our formation and in preparation for the separation. Covidien will transfer its Pharmaceuticals business to us in return for which we will issue shares to Covidien ordinary shareholders, pro rata to their respective holdings. For the purposes of Irish law, this will be treated as Covidien having made a dividend in specie, or a non-cash dividend, to its ordinary shareholders. In connection with these transactions, we will acquire the shares held beneficially by the Irish corporate services provider referred to above for no consideration and cancel these shares. Immediately following the distribution, the persons entitled to receive Mallinckrodt ordinary shares in the distribution will own all of our outstanding ordinary shares.

Why is the separation of Mallinckrodt structured in this manner?	Covidien believes that a distribution of Mallinckrodt ordinary shares that is tax-free to Covidien shareholders for U.S. federal income tax purposes is an efficient way to separate the Pharmaceuticals business of Covidien in a manner that will create long-term value for Covidien, Mallinckrodt and their respective shareholders.

What is the record date for the distribution?	The record date for the distribution will be [—], 2013.

When will the distribution occur?	We expect the distribution of our ordinary shares to occur on [—], 2013, to holders of record of ordinary shares of Covidien at the close of business on the record date.

What do shareholders need to do to participate in the distribution?	Shareholders of Covidien as of the record date will not be required to take any action to receive Mallinckrodt ordinary shares in the distribution, but you are urged to read this entire information statement carefully. No shareholder approval of the distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing ordinary shares of Covidien or take any other action to receive your ordinary shares of Mallinckrodt.

Will I receive physical certificates representing ordinary shares of Mallinckrodt following the separation?	No. Following the separation, we will not issue physical certificates representing our ordinary shares. If you own ordinary shares of Covidien as of the close of business on the record date, Covidien, with the assistance of Computershare Trust Company N.A. (“Computershare”), the distribution agent, will electronically distribute ordinary shares to you in book-entry form by way of registration in the “direct registration system” (if you hold the shares in your own name as a registered shareholder) or to your bank or brokerage firm on your behalf or through the systems of the Depository Trust Company (“DTC”) (if you hold the shares through a bank or brokerage firm that uses DTC). Computershare will mail you a book-entry account statement that reflects your ordinary shares of Mallinckrodt, or your bank or brokerage firm will credit your account for the Mallinckrodt ordinary shares. See “The Separation—When and How You Will Receive Mallinckrodt Ordinary Shares in the Distribution.”

How many ordinary shares of Mallinckrodt will I receive in the distribution?	You will receive one ordinary share of Mallinckrodt for every [—] ordinary shares of Covidien held at the record date. Based on approximately [—] million Covidien ordinary shares outstanding as of [—], 2013, a total of approximately [—] million ordinary shares of Mallinckrodt will be distributed. For additional information on the distribution, see “The Separation.”

Will Mallinckrodt issue fractional ordinary shares in the distribution?	No. We will not issue fractional shares in the distribution. Fractional shares that Covidien shareholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed ratably to those shareholders who would otherwise have been entitled to receive fractional shares.

What are the conditions to the distribution?	The distribution is subject to the following conditions, among others:

•

the continued validity of the private letter ruling received from the IRS and the receipt of an opinion of tax counsel confirming that the distribution and certain transactions entered into in connection with the distribution generally will be tax-free to Covidien and its shareholders for U.S. federal income tax purposes except for cash received in lieu of fractional shares;

•

the receipt of opinions, in form and substance acceptable to Covidien in its sole discretion and from an independent firm acceptable to Covidien in its sole discretion, with respect to the solvency of each of Covidien and Mallinckrodt and the satisfaction of legal capital requirements in connection with the separation;

•	the debt financing contemplated to be obtained in connection with the separation, as described in the separation and distribution agreement, having been obtained;

•

no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation or any of the related transactions being in effect;

•	the approval for listing on the NYSE of our ordinary shares to be delivered in the distribution having been obtained;

•

the U.S. Securities and Exchange Commission (“SEC”) declaring effective the registration statement of which this information statement forms a part, with no order suspending the effectiveness of the registration statement in effect and no proceedings for such purposes pending before or threatened by the SEC;

•	the mailing of this information statement to the holders of Covidien ordinary shares as of the record date for the distribution; and

•

no other event or development existing or having occurred that, in the judgment of Covidien’s board of directors, in its sole discretion, makes it inadvisable to effect the separation and other related transactions.

We cannot assure you that any or all of these conditions will be met. For a complete discussion of all of the conditions to the distribution, see “The Separation—Conditions to the Distribution.”

What is the expected date of completion of the separation?	The completion and timing of the separation is dependent upon the satisfaction of a number of conditions. We expect our ordinary shares to be distributed after the close of trading on [—], 2013 to the holders of record of ordinary shares of Covidien at the close of business on the record date; however, no assurance can be provided as to the timing of the separation or that all conditions to the separation will be met.

Can Covidien decide to cancel the distribution even if all of the conditions have been met?	Yes. The distribution is subject to the satisfaction or waiver of certain conditions. See “The Separation—Conditions to the Distribution.” Until the distribution has occurred, Covidien has the right to terminate the distribution, even if all of the conditions are satisfied, if at any time the board of directors of Covidien determines that the distribution is not in the best interests of Covidien and its shareholders or that market conditions or other circumstances are such that it is not advisable at that time to separate the Pharmaceuticals business from the remainder of Covidien.

What if I want to sell my Covidien ordinary shares or my Mallinckrodt ordinary shares?	You should consult with your financial advisors, such as your broker, bank, other nominee or tax advisor.

If you decide to sell any ordinary shares of Covidien before the distribution date, you should make sure your broker, bank or other nominee understands whether you want to sell your ordinary shares of Covidien with or without your entitlement to Mallinckrodt ordinary shares pursuant to the distribution.

What is “regular-way” and “ex-distribution” trading?	Beginning on or shortly before the record date and continuing up to and through the distribution date, it is expected that there will be two markets in ordinary shares of Covidien: a “regular-way” market and an “ex-distribution” market. Ordinary shares of Covidien that trade in the “regular-way” market will trade with an entitlement to ordinary shares of Mallinckrodt distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to ordinary shares of Mallinckrodt distributed pursuant to the distribution. Covidien cannot predict the trading prices of its ordinary shares before, on or after the distribution date.

Where will I be able to trade ordinary shares of Mallinckrodt?	We intend to apply for authorization to list our ordinary shares on the NYSE under the symbol “MNK.” We anticipate that trading in our ordinary shares will begin on a “when-issued” basis on or shortly before the record date and will continue up to and through the distribution date and that “regular-way” trading in our ordinary shares will begin on the first trading day following the completion of the separation. If trading begins on a “when-issued” basis, you may purchase or sell our ordinary shares up to and through the distribution date, but your transaction will not settle until after the distribution date. We cannot predict the trading prices of our ordinary shares before, on or after the distribution date.

What will happen to the listing of Covidien’s ordinary shares?	Ordinary shares of Covidien will continue to trade on the NYSE after the distribution.

Will the number of ordinary shares of Covidien that I own change as a result of the distribution?	No. The number of ordinary shares of Covidien that you own will not change as a result of the distribution.

Will the distribution affect the market price of my Covidien ordinary shares?	Yes. As a result of the distribution, Covidien expects the trading price of Covidien ordinary shares immediately following the distribution to be lower than the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the Pharmaceuticals business held by Mallinckrodt. Covidien believes that over time following the separation, assuming the same market conditions and the realization of the expected benefits of the separation, Covidien ordinary shares and Mallinckrodt ordinary shares should have a higher aggregate market value as compared to what the market value of Covidien ordinary shares would be if the separation did not occur. There can be no assurance, however, that such a higher aggregate market value will be achieved. This means, for example, that the combined trading prices of [—] Covidien ordinary shares and one ordinary share of Mallinckrodt after the distribution may be equal to, greater than or less than the trading price of one Covidien ordinary share before the distribution.

What are the material U.S. federal income tax consequences of the separation?

The distribution is conditioned on the continued validity of the private letter ruling received by Covidien from the IRS (the “IRS ruling”) substantially to the effect that, for U.S. federal income tax purposes, (i) certain transactions to be effected in connection with the separation qualify as transactions under Sections 355 and/or 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and (ii) the distribution qualifies as a transaction under Sections 355 and 368(a)(1)(D) of the Code. This condition requires that the IRS ruling remain in full force and effect and not be modified or amended in any respect adversely affecting the intended tax-free treatment of the distribution and certain related transactions. The distribution is further conditioned on Skadden, Arps, Slate, Meagher & Flom LLP issuing an opinion (the “tax opinion”), in form and substance acceptable to Covidien, which tax opinion will rely on the effectiveness of the IRS ruling, to Covidien, substantially to the effect that, for U.S. federal income tax purposes, the distribution and certain transactions entered into in connection with the distribution will qualify as transactions under Sections 355 and/or 368(a) of the Code. See “The Separation—Conditions to the Distribution.” Assuming that the distribution and certain related transactions will qualify as tax-free transactions under Sections 355 and/or 368(a) of the Code, for U.S. federal income tax purposes, except for gain realized on the receipt of cash paid in lieu of fractional shares, no gain or loss generally will be recognized by a Covidien shareholder, and no amount generally will be included in such Covidien shareholder’s taxable income, as a result of the separation. You should, however, consult your own tax advisor as to the particular tax consequences to you. The U.S. federal income tax consequences of the separation are described in more detail under “Material Tax Consequences—Material U.S. Federal Income Tax Consequences.”

How will I determine my tax basis for U.S. federal income tax purposes in the Covidien ordinary shares I continue to hold and the Mallinckrodt ordinary shares I receive in the distribution?	Assuming that the distribution is tax-free to Covidien shareholders, except for cash received in lieu of fractional shares, your tax basis for U.S. federal income tax purposes in the Covidien ordinary shares held by you immediately prior to the distribution will be allocated between such Covidien ordinary shares and the Mallinckrodt ordinary shares received by you in the distribution in proportion to the relative fair market values of each immediately following the distribution. Covidien will provide its shareholders with information to enable them to compute their tax basis in both the Covidien and Mallinckrodt ordinary shares. This information will be posted on Covidien’s website, www.covidien.com.

What are the material Irish tax consequences of the separation?	Covidien shareholders that are not resident or ordinarily resident in Ireland for Irish tax purposes and do not hold their shares in connection with a trade or business carried on by such shareholders through an Irish branch or agency will not be subject to Irish tax on chargeable gains on the receipt of new Mallinckrodt ordinary shares or cash in lieu of fractional shares pursuant to the transaction. Other Covidien shareholders will not be subject to Irish tax on chargeable gains on the receipt of new Mallinckrodt ordinary shares pursuant to the distribution but will be subject to Irish tax on chargeable gains on the receipt of any cash in lieu of fractional shares. You should consult your own tax advisor as to the particular tax consequences to you. The Irish tax consequences of the separation are described in more detail under “Material Tax Consequences—Material Irish Tax Consequences.”

What will Mallinckrodt’s relationship be with Covidien following the separation?	In connection with the separation, we and Covidien will enter into a separation and distribution agreement and various other agreements, including a transition services agreement, a tax matters agreement and an employee matters agreement. These agreements will provide a framework for our relationship with Covidien after the separation and provide for the allocation between us and Covidien of Covidien’s assets, employees, liabilities and obligations (including its property, employee benefits, environmental liabilities and tax liabilities) attributable to periods prior to, at and after our separation from Covidien. For additional information regarding the separation and distribution agreement and other transaction agreements, see “Risk Factors—Risks Related to the Separation” and “Our Relationship with Covidien Following the Distribution.”

Who will manage Mallinckrodt after the separation?	Led by Mark Trudeau, who will be our President and Chief Executive Officer after the separation, our management team possesses deep knowledge of, and extensive experience in, our industry. Our management has been involved in strategic decisions with respect to Covidien’s Pharmaceuticals business and in establishing a vision for the future of Mallinckrodt. For more information regarding our management, see “Management.”

Are there risks associated with owning Mallinckrodt ordinary shares?	Yes. Our business is subject to both general and specific risks relating to our business, the industry in which we operate, our ongoing contractual relationships with Covidien and our status as a separate, publicly traded company. There also are risks relating to the separation, certain tax matters, our jurisdiction of incorporation and ownership of our ordinary shares. These risks are described in the “Risk Factors” section of this information statement beginning on page 18. You are encouraged to read that section carefully.

Does Mallinckrodt plan to pay dividends?	We currently intend to retain any earnings to finance research and development, acquisitions and the operation and expansion of our business, and do not anticipate paying any cash dividends for the foreseeable future. As a result, the return on your investment in our ordinary shares will be initially determined by increases and decreases in the market price of our ordinary shares. See “Dividends.”

Will Mallinckrodt incur any debt prior to or at the time of the distribution?	Yes. We anticipate having approximately $900 million of indebtedness upon completion of the separation. In addition, we anticipate entering into an unsecured senior revolving credit facility allowing borrowings of up to $250 million in the aggregate; we do not anticipate having any indebtedness outstanding under this facility upon completion of the separation. Our debt balance at the time of the separation will be determined based on internal capital planning and consideration of the following factors and assumptions: anticipated business plan, operating activities, general economic contingencies, optimal debt levels and desired financing capacity. See “Description of Material Indebtedness” and “Risk Factors—Risks Related to Our Business.”

Who will be the distribution agent, transfer agent, and registrar for the Mallinckrodt ordinary shares?	Computershare will be the distribution agent, transfer agent, and registrar for our ordinary shares. For questions relating to the transfer or mechanics of the distribution, you should contact:

Computershare

250 Royall Street

Canton, MA 02021

(877) 498-8861

Where can I find more information about Covidien and Mallinckrodt?	Before the distribution, if you have any questions relating to Covidien’s business performance, you should contact:

Covidien plc

Investor Relations

15 Hampshire Street

Mansfield, MA 02048

(508) 452-4650

After the distribution, our shareholders who have any questions relating to our business performance should contact us at:

Mallinckrodt plc

Investor Relations

675 James S. McDonnell Blvd.

Hazelwood, MO 63042

(314) 654-6650

INFORMATION STATEMENT SUMMARY

The following is a summary of material information discussed in this information statement. This summary may not contain all of the details concerning the separation or other information that may be important to you. To better understand the separation and our business and financial position, you should carefully review this entire information statement. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement about Mallinckrodt assumes the completion of all of the transactions referred to in this information statement in connection with the separation. Unless the context otherwise requires, references in this information statement to “Mallinckrodt plc,” “Mallinckrodt public limited company,” “Mallinckrodt Pharmaceuticals,” “Mallinckrodt,” “we,” “us,” “our,” “our company” and “the company” refer to Mallinckrodt plc, an Irish public limited company, and its combined subsidiaries. Unless the context otherwise requires, references to Mallinckrodt’s historical business and operations refer to the business and operations of Covidien’s Pharmaceuticals business as it was historically managed as part of Covidien and its subsidiaries prior to completion of the separation. Unless the context otherwise requires, references in this information statement to “Covidien” refer to Covidien plc, an Irish public limited company, and its consolidated subsidiaries, including the Pharmaceuticals business prior to completion of the separation. Except as otherwise indicated, references in this information statement to fiscal 2013, fiscal 2012, fiscal 2011, fiscal 2010, fiscal 2009 and fiscal 2008 are to Mallinckrodt’s fiscal years ending or ended September 27, 2013, September 28, 2012, September 30, 2011, September 24, 2010, September 25, 2009 and September 26, 2008, respectively.

References in this information statement to our historical assets, liabilities, products, businesses or activities of our business are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the Pharmaceuticals business of Covidien as the business was conducted as part of Covidien and its subsidiaries prior to completion of the separation.

Our Company

We are a global company that develops, manufactures, markets and distributes both branded and generic specialty pharmaceuticals, active pharmaceutical ingredients (“API”) and diagnostic imaging agents. We use our API products in the manufacture of our generic pharmaceuticals and also sell them to other pharmaceutical companies. Our products are found in almost every hospital, standalone diagnostic imaging center or pharmacy in the U.S. and we have a sales presence in approximately 50 countries. Our diverse product portfolio and solid market positions reflect our 145-year history of pharmaceutical excellence with many innovations important for the treatment of pain, the development of the modern U.S. pharmaceuticals industry and the evolution of nuclear and diagnostic imaging.

During fiscal 2012, we generated net sales of approximately $2.1 billion and net income of approximately $134.6 million. Approximately 66% of our fiscal 2012 net sales were generated in the U.S. and 34% were generated outside of the U.S.

Upon completion of the separation, we will conduct our business under the name Mallinckrodt Pharmaceuticals through two operating segments:

Our Specialty Pharmaceuticals segment develops, manufactures and sells, through its Brands business, branded drugs, including EXALGO® (hydromorphone HCl) Extended-Release Tablets, which are indicated for the treatment of moderate to severe pain in opioid-tolerant patients requiring continuous around-the-clock opioid analgesia for an extended amount of time (“Exalgo”), and GABLOFEN® (baclofen injection), which are injections indicated for use in the management of severe spasticity of cerebral or spinal origin in patients age four years and above (“Gablofen”). Our Specialty Pharmaceuticals segment has a pipeline of multiple new pain products. We market our branded products in the U.S. to physicians including, for example, pain specialists, anesthesiologists, orthopedic surgeons, rheumatologists and neurologists, who prescribe them for their patients. We develop, manufacture and sell generic drugs, including a variety of products containing U.S. Drug

Enforcement Administration (“DEA”) Schedule II and III controlled substances such as oxycodone, which is usually indicated alone for treatment of moderate to severe pain or in combination with acetaminophen for treatment of moderate to moderately severe pain; hydrocodone, which in combination with acetaminophen is most often indicated for the treatment of moderate to moderately severe pain; and methylphenidate, which is indicated for the treatment of attention deficit hyperactivity disorder (“ADHD”). We sell our generic products to wholesalers, large- and medium-sized retail pharmacy chains, food store chains with pharmacies, mail order pharmacies and through multiple other channels of distribution. Nearly all of our generic products are sourced from our own manufactured API, including controlled substances and acetaminophen, a pain reliever and fever reducer used to treat many conditions such as headache, muscle aches, arthritis, backache, toothaches, colds and fevers. We also manufacture and sell API to other pharmaceutical companies around the world.

Our Global Medical Imaging segment develops, manufactures and markets contrast media and delivery systems (“CMDS”). Our contrast media offerings include iodine- and gadolinium-containing injectable products for diagnostic imaging applications such as computed tomography (“CT”) and magnetic resonance imaging (“MRI”) under brand names including Optiray™ and Optimark™. These diagnostic imaging agents allow radiologists to improve the diagnostic capability of the CT and MRI scanners for certain types of imaging procedures. We package our contrast media in either pre-filled syringes or vials and bottles. Our pre-filled syringes fit into our power injectors, including the Optivantage™ DH, and allow the radiology staff to have greater throughput while maintaining a high degree of safety for patients. We sell our contrast media to hospitals and hospital groups and have contracts with group purchasing organizations (“GPOs”), primarily in the U.S., that provide access to large groups of hospitals, and to standalone diagnostic imaging centers. We market our contrast media products globally. Our Global Medical Imaging segment also develops, manufactures and markets nuclear imaging agents, such as Technescan MAG3™, a nuclear imaging agent that delivers both quantitative and qualitative information used to detect and evaluate a wide variety of renal disorders, primarily in the U.S. and Europe. In addition, we sell technetium-99m (“Tc-99m”) for use in our Ultra-Technekow™ DTE generators in the U.S. and Europe, as well as cold kits that are combined with these imaging agents to show cardiac function and the function of other organ systems. We are the only manufacturer of Tc-99m generators that processes molybdenum-99 (“Mo-99”). We also sell other radiopharmaceuticals, such as Octreoscan™, for the detection of certain types of cancer.

Our Competitive Strengths

We believe we have the following strengths:

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Expertise in the acquisition and importation of highly regulated raw materials, and strong regulatory relationships. We have expertise in the acquisition and importation of highly regulated raw materials, such as opioids, other controlled substances and radioisotopes. For example, in 2012, we believe we received almost 40% of the DEA’s total annual quota for controlled substances that we manufacture. In 2011, our Generics business had an approximate 30% market share of DEA Schedule II and III opioid, oral solid doses, based on IMS Health data. The acquisition of certain raw materials and the processing of them into finished products requires a close collaboration with a wide variety of regulatory authorities including the DEA, U.S. Food and Drug Administration (“FDA”), U.S. Nuclear Regulatory Commission (“NRC”), European Medicines Agency and Irish Medicines Board, among many others. We have a long history of working with regulatory agencies to provide ongoing, reliable access to these highly regulated materials.

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Specialized chemistry, development and formulation expertise which supports a sustainable, robust product pipeline. We have specialized chemistry expertise for the formulation of new drug combinations and reformulation of existing drugs into a wide range of products, such as tablets, capsules, oral liquids and injectable products. In late 2009, we completed a significant upgrade to our formulation pilot plant in Webster Groves, Missouri. This expansion greatly enhanced our pharmaceutical formulation capability, which has resulted in a significant increase in both branded and generic formulations that have been approved by the FDA or that are in various stages of pre-clinical development, clinical development or regulatory review. On our Hazelwood, Missouri campus, we have a parenteral pilot plant focused on the reformulation of imaging agents for our Global Medical Imaging segment.

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The broadest portfolio of generic products and controlled substance API for pain and a growing pipeline of branded pharmaceutical pain products. Our Generics and API businesses have a strong position in the controlled substance generics market. We believe our Generics and API businesses offer the broadest product line of opioid and other controlled substances (primarily DEA Schedule II and III). Our strong market position is a result of the following:

¡	Formulation and manufacturing expertise in controlled substances and complex generics;

¡

Our commitment to investment in our research and development (“R&D”) infrastructure and capabilities has resulted in a pipeline of generic and branded controlled substances, many of which are long-acting or hard to formulate products, which are under development or pending approval by the FDA. For example, on December 28, 2012, we became the first company to receive approval from the FDA to manufacture and market in the U.S. a generic version of Concerta®, a branded pharmaceutical for the treatment of ADHD and a registered trademark of ALZA Corporation. Total gross sales of Concerta and its authorized generic version exceeded $1.6 billion in the twelve months ended September 30, 2012, according to IMS Health data;

¡	Our strong position in controlled substance API and vertical integration from opioid raw materials to finished dosage forms; and

¡	U.S. importation restrictions of controlled substance API and finished products.

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Solid market position in diagnostic imaging agents. We believe that we are one of the top three participants globally in nuclear radiopharmaceutical products. We are one of only two manufacturers of Tc-99m generators (marketed under the brand name Ultra-Technekow DTE) in North America, one of only three in Europe and the only one on either continent that has its own Mo-99 processing facility, which provides cost and raw material supply advantages. In CMDS, we offer a fully integrated line of contrast media, pre-filled syringes and proprietary power injectors. Our leading contrast media product, Optiray, has been on the market for over 25 years and is differentiated in part by being offered in pre-filled syringes that fit our proprietary power injectors, which enhances clinician safety and reduces risks in medication management.

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Distinctive high-quality manufacturing and distribution skills with vertical integration where there are competitive advantages. Our manufacturing and supply chain capabilities enable highly efficient controlled substance tableting, packaging and distribution. Our investments include one of the world’s largest DEA Schedule C-II vault storage capacities for raw materials, intermediates and finished dosages. In our Global Medical Imaging segment, we have the capability to process Mo-99 for use in our Ultra-Technekow DTE (Tc-99m) generators and to manufacture cyclotron-derived isotopes such as thallium-201, indium-111, gallium-67, germanium-68 and iodine-123. In addition, we produce the large-volume terminally sterilized pre-filled plastic syringes that fit into our power injectors. Where appropriate, we have also pursued selective vertical integration initiatives to ensure our manufacturing and supply chain benefit from cost and productivity efficiencies, such as using several of our API products to provide the raw materials for some of our generic products.

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Global commercial reach. Our Global Medical Imaging segment operates throughout the world and its direct and indirect marketing and selling capabilities are tailored to business and geographic needs. Our Global Medical Imaging sales presence in approximately 50 countries has positioned us well for expansion.

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Strong management team with extensive industry experience. We benefit from having a management team with extensive experience in small, medium and large life sciences firms. Mark Trudeau, who will serve as our President and Chief Executive Officer, has more than 29 years of experience in the pharmaceuticals industry and Matthew Harbaugh, with over 20 years of financial experience, mostly in the life sciences field, will serve as our Senior Vice President and Chief Financial Officer.

Our Strategy

Our strategy is to enhance growth and build shareholder value by increasing our core technical and commercial capabilities, expanding our product portfolio in pain management and imaging and selectively pursuing growth opportunities in adjacent markets through acquisitions, licensing arrangements and co-promotions.

We are committed to the following goals:

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Grow sales faster than our Specialty Pharmaceuticals market segment. We believe that our R&D investments in our Specialty Pharmaceuticals segment have positioned us to grow sales at a faster rate than the overall market growth rate.

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Expand core product portfolio with new branded and generic products. We intend to continue to focus on marketing our pain drugs (such as extended-release opioids and topical anti-inflammatories) and the drugs and pipeline we acquired as a result of our recent acquisition of CNS Therapeutics, Inc. (“CNS Therapeutics”) (such as Gablofen). We also have a pipeline of several branded pain management products that we intend to develop and bring to market. In addition, we believe that we can continue to expand our generic product portfolio of controlled substances, particularly in the pain market and the ADHD segment of the controlled substance market, especially those products that are difficult to formulate.

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Enhance commercial and technical capabilities in branded pharmaceuticals. We plan on enhancing our branded commercial infrastructure by focusing on a multi-pronged approach of near-term product launches, co-promotions, line extensions and selective acquisitions. Our intention is to increase our branded sales faster than our generic sales to drive margin expansion over the long term.

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Grow into new, adjacent areas through acquisitions and targeted partnerships. Our business development objectives are focused on targeted partnerships, as shown by our recent co-promotions and acquisitions (including, most recently, our acquisition of CNS Therapeutics), which we believe complement our core competencies and accelerate our organic growth initiatives. Our priority areas include co-promotions and licensing of existing product franchises, licensing of novel delivery mechanisms and technologies for existing drugs, expansion into targeted adjacent therapeutic markets such as central nervous system drugs, and broader distribution channels in developed and developing geographical markets.

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Target growth in select markets. We expect our manufacturing and global distribution and sales to enable our expansion beyond developed markets. We believe that our Specialty Pharmaceuticals segment is positioned for growth into select markets and that it will be able to leverage our Global Medical Imaging segment’s presence for expansion.

Risks Associated with Mallinckrodt’s Business and the Separation

An investment in our ordinary shares is subject to a number of risks, including risks relating to the separation. The following list of risk factors is not exhaustive. Please read the information in the section captioned “Risk Factors” for a more thorough description of these and other risks.

Risks Related to Our Business

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The DEA regulates the availability of controlled substances that are API, drug products under development and marketed drug products. At times, the procurement and production quotas granted by the DEA may be insufficient to meet our commercial and R&D needs.

•	The manufacture of our products is highly exacting and complex, and our business could suffer if we, or our suppliers, encounter manufacturing or supply problems.

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The global supply of fission-produced Mo-99 is limited. Our inability to obtain and/or to timely transport Mo-99 to our Tc-99m generator production facilities could prevent us from delivering our Ultra-Technekow DTE Tc-99m generators to our customers in the required quantities, within the required timeframe, or at all, which could result in order cancellations and decreased revenues or increased costs if we procure supply from other sources.

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In response to the U.S. National Security Administration’s Global Threat Initiative, we are in the process of converting our Mo-99 production operation in the Netherlands from high enriched uranium (“HEU”) targets to low enriched uranium (“LEU”) targets. There can be no assurance that we will be successful in completing this conversion.

•	Our customer concentration may materially adversely affect our financial condition and results of operations.

•	Cost-containment efforts of our customers, purchasing groups, third-party payors and governmental organizations could materially adversely affect our net sales and results of operations.

•	We may be unable to successfully develop or commercialize new products or adapt to a changing technology and diagnostic treatment landscape and, as a result, our results of operations may suffer.

•	We may be unable to protect our intellectual property rights or we may be subject to claims that we infringe on the intellectual property rights of others.

•	We face significant competition and may not be able to compete effectively.

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Any acquisitions of technologies, products and businesses may be difficult to integrate, could materially adversely affect our relationships with key customers and/or could result in significant impairment charges.

•	We may incur product liability losses and other litigation liability.

•	The implementation of healthcare reform in the U.S. may materially adversely affect us.

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Sales of our products are affected by the reimbursement practices of a small number of large public and private insurers. In addition, reimbursement criteria and the use of tender systems outside the U.S. could reduce prices for our products or reduce our market opportunities.

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Our reporting and payment obligations under the Medicare and/or Medicaid rebate program and other governmental purchasing and rebate programs are complex. Any determination of failure to comply with these obligations or those relating to healthcare fraud and abuse laws could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

•	Changes in laws and regulations may materially adversely affect us.

•	Global economic conditions could harm us.

•	Our global operations expose us to risks and challenges associated with conducting business internationally.

•	Currency exchange rate fluctuations could materially adversely affect our business and results of operations.

•	Our operations expose us to the risk of material health, safety and environmental liabilities, litigation and violations.

•	If we are unable to retain our key personnel, we may be unable to maintain or expand our business.

•	Our business depends on the continued effectiveness and availability of our information technology infrastructure, and failures of this infrastructure could harm our operations.

Risks Related to the Separation

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We have no recent history operating as an independent company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be an accurate indicator of our future results of operations.

•	As we build our information technology infrastructure and transition our data to our own systems, we could incur substantial additional costs and experience temporary business interruptions.

•	Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the separation.

•	We may have received more favorable or less favorable terms from unaffiliated third parties than the terms we will receive in our agreements with Covidien.

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Covidien may fail to perform under various transaction agreements that will be executed as part of the separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

•	Potential indemnification liabilities to Covidien pursuant to the separation and distribution agreement could materially adversely affect us.

•	We may not achieve some or all of the expected benefits of the separation, and the separation may materially adversely affect our business.

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Challenges in the commercial and credit environment may materially adversely affect our ability to issue debt on acceptable terms as contemplated in connection with the separation and our future access to capital.

•	After the separation, we will have indebtedness, which could restrict our ability to pay dividends and have a negative impact on our financing options and liquidity position.

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We may need additional financing in the future to meet our capital needs or to make acquisitions, and such financing may not be available on favorable or acceptable terms, and may be dilutive to existing shareholders.

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No further vote of the Covidien shareholders is required in connection with the distribution. As a result, if the distribution occurs and you do not want to receive our ordinary shares in the distribution, your sole recourse will be to divest yourself of your Covidien ordinary shares prior to the record date.

Risks Related to Tax Matters

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If the distribution fails to qualify as a tax-free transaction for U.S. federal income tax purposes, then Mallinckrodt, Covidien and Covidien’s shareholders could be subject to significant tax liability or tax indemnity obligations.

•	We could have significant tax liabilities under our tax matters agreement with Covidien, including for periods during which our subsidiaries and operations were those of Tyco International Ltd.

•	Examination and audits by tax authorities, including the IRS, could result in additional tax payments.

•	We may not be able to maintain a competitive worldwide effective corporate tax rate.

Risks Related to Our Jurisdiction of Incorporation

•	Legislative action in the U.S. could materially adversely affect us.

•	There is no guarantee that the High Court of Ireland approval of the creation of distributable reserves will be forthcoming.

•	Irish law differs from the laws in effect in the U.S. and may afford less protection to holders of our securities.

•	Irish law imposes restrictions on certain aspects of capital management.

Risks Related to Our Ordinary Shares

•	We cannot be certain that an active trading market for our ordinary shares will develop or be sustained after the separation, and following the separation, our share price may fluctuate significantly.

•	A number of our ordinary shares are or will be eligible for future sale, which may cause our share price to decline.

•	Your percentage of ownership in Mallinckrodt may be diluted.

•	Certain provisions in our articles of association, among other things, could prevent or delay an acquisition of Mallinckrodt, which could decrease the trading price of our ordinary shares.

The Separation

On December 15, 2011, Covidien announced that it intended to separate its Pharmaceuticals business from the remainder of its business. On [—], 2013, the Covidien board of directors approved the transfer of Covidien’s Pharmaceuticals business to Mallinckrodt in return for Mallinckrodt issuing ordinary shares to Covidien shareholders on the basis of one ordinary share of Mallinckrodt for every [—] Covidien ordinary shares held on the record date.

Mallinckrodt plc was incorporated in Ireland on January 9, 2013 for the purpose of holding Covidien’s Pharmaceuticals business following the separation. Currently, all of our issued shares are held beneficially by an Irish corporate services provider. Immediately prior to the distribution, Covidien will transfer its Pharmaceuticals business to us in return for which we will issue shares to Covidien ordinary shareholders, pro rata to their respective holdings. Prior to the transfer by Covidien to Mallinckrodt plc of our business, we will have no operations other than those incidental to our formation and in preparation for the separation. In connection with these transactions, we will acquire the shares held beneficially by the Irish corporate services provider referred to above for no consideration and cancel these shares. Immediately following the distribution, the persons entitled to receive Mallinckrodt ordinary shares in the distribution will own all of our outstanding ordinary shares.

Our Post-Separation Relationship with Covidien

In connection with the separation, we and Covidien will enter into a separation and distribution agreement (the “separation and distribution agreement”) and various other agreements, including a transition services agreement, a tax matters agreement and an employee matters agreement. These agreements will provide a framework for our relationship with Covidien after the separation and provide for the allocation between us and Covidien of Covidien’s assets, employees, liabilities and obligations (including its property, employee benefits, environmental liabilities and tax liabilities) attributable to periods prior to, at and after our separation from Covidien. For additional information regarding the separation and distribution agreement and other transaction agreements, see “Risk Factors—Risks Related to the Separation” and “Our Relationship with Covidien Following the Distribution.”

Reasons for the Separation

The Covidien board of directors believes that separating the Pharmaceuticals business from the remainder of Covidien is in the best interests of Covidien and its shareholders for a number of reasons, including that:

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The separation will allow each of the Pharmaceuticals business and Covidien’s other businesses to focus on its own strategic and operational plans and capital structure without diverting human and financial resources to the other business or being constrained by a board and management that are also responsible for overseeing and furthering the objectives of the other business. The separation will also enhance the success of each business by reducing internal complexity and enabling each of Covidien and Mallinckrodt to avoid management, systemic and other problems that arise by operation of different businesses within the same corporate structure.

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The separation will enable each of Covidien and Mallinckrodt to pursue the capital structure that is most appropriate for its business and business strategy. Each business has different capital requirements that cannot be optimally addressed with a single capital structure. The separation will permit each of Covidien and Mallinckrodt to pursue a different capital structure that results in a more efficient pricing of its equity in the financial markets.

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The separation will allow Covidien and Mallinckrodt to set new investor expectations for their respective businesses and separate financial prospects based on their unique investment identities, including the merits, performance and future prospects of their respective businesses. The separation will also provide investors with two distinct and targeted investment opportunities and provide a more efficient currency for acquisitions.

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The separation will increase the effectiveness of the equity-based compensation programs of both Covidien and Mallinckrodt by tying the value of the equity compensation awarded to employees, officers or directors more directly to the performance of the business for which these individuals provide services.

The Covidien board of directors also considered a number of potentially negative factors in evaluating the separation, including that:

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As a current part of Covidien, we take advantage of certain functions performed by Covidien, such as accounting, tax, legal, human resources and other general and administrative functions. After the separation, Covidien will not perform certain of these functions for us, and, because of our smaller scale as a standalone company, our cost of performing such functions will be higher than the amounts reflected in our historical financial statements, which will cause our profitability to decrease.

•	The actions required to separate Covidien’s and Mallinckrodt’s respective businesses could disrupt our operations.

•	Certain costs and liabilities that were otherwise less significant to Covidien as a whole will be more significant for us as a standalone company due to our being smaller than Covidien.

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We will incur costs in connection with the transition to being a standalone public company that may include accounting, tax, legal, and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel new to Mallinckrodt, costs related to establishing a new brand identity in the marketplace, tax costs and costs to separate information systems.

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We may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: (a) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business; and (b) following the separation, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of Covidien, because our business will be less diversified than Covidien’s business.

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In addition, under the terms of the tax matters agreement that we will enter into with Covidien, we will be restricted from taking certain actions that could cause the distribution or certain related transactions to fail to qualify as a tax-free or tax-favored transaction under applicable law for a period of time. During this period, these restrictions may limit our ability to pursue certain strategic transactions and equity issuances or engage in new business or other transactions that might increase the value of our business, over some period of time.

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As a current part of Covidien, we take advantage of Covidien’s size and purchasing power in procuring certain goods and services. After the separation, as a standalone company, we may be unable to obtain these goods, services, and technologies at prices or on terms as favorable as those Covidien obtained prior to completion of the separation.

In determining to pursue the separation, the Covidien board of directors concluded that the potential benefits of the separation outweighed these factors. See “The Separation—Reasons for the Separation” and “Risk Factors.”

Corporate Information

Our principal executive offices are located at 1st Floor, 20 On Hatch, Lower Hatch Street, Dublin 2, Ireland. Our telephone number at this location is +353 (1) 438-1700. Our U.S. headquarters is located at 675 James S. McDonnell Blvd., Hazelwood, MO 63042. Our telephone number at this location is (314) 654-2000. Our website is www.mallinckrodt.com.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to the shareholders of Covidien who will receive ordinary shares of Mallinckrodt in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of Mallinckrodt’s securities. The information contained in this information statement is believed by Mallinckrodt to be accurate as of the date set forth on its cover. Changes may occur after that date and neither Covidien nor Mallinckrodt will update this information except in the normal course of their respective disclosure obligations and practices.

This document does not constitute a prospectus within the meaning of Part 5 of the Investment Funds, Companies and Miscellaneous Provisions Act 2005 of Ireland (as amended) or the Prospectus Directive (2003/71/EC). No offer of shares to the public is made, or will be made, that requires the publication of a prospectus pursuant to the Irish prospectus law (within the meaning of Part 5 of the Investment Funds, Companies and Miscellaneous Provisions Act 2005 of Ireland, as amended) or the Prospectus Directive (2003/71/EC). This document has not been approved or reviewed by or registered with the Central Bank of Ireland. This document does not constitute investment advice or the provision of investment services within the meaning of the European Communities (Markets in Capital Instruments) Regulations 2007 of Ireland (as amended) or the Markets in Financial Instruments Directive (2004/39/EC). Neither Covidien nor Mallinckrodt is an authorized investment firm within the meaning of the European Communities (Markets Financial Instruments) Regulations 2007 of Ireland (as amended) or the Markets in Financial Instruments Directive (2004/39/EC) and the recipients of this document should seek independent legal and financial advice in determining their actions in respect of or pursuant to this document.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following table sets forth summary historical financial data for the periods indicated below. The combined income statement data for the three months ended December 28, 2012 and the combined balance sheet data at December 28, 2012 have been derived from our unaudited condensed combined financial statements included elsewhere in this information statement. The summary income statement data for each of the fiscal years in the three-year period ended September 28, 2012 and the summary balance sheet data as of September 28, 2012 and September 30, 2011 have been derived from our audited combined financial statements, which are included elsewhere in this information statement. The summary balance sheet data as of December 30, 2011 and September 24, 2010 have been derived from our unaudited combined financial statements that are not included in this information statement. The summary financial data should be read in conjunction with our audited combined financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement.

The combined financial statements have been prepared by Covidien to present the historical operating assets, liabilities and related results of operations of its Pharmaceuticals business. The combined financial statements include all assets and liabilities related to the operation of the business and which were subject to oversight and review by management of the Pharmaceuticals business. The combined financial statements do not include certain corporate non-operating assets and liabilities, principally related to changes in the internal capital structure resulting from the internal reorganization of our legal entities to facilitate the separation. These non-operating assets and liabilities do not represent standalone businesses and primarily relate to intercompany transactions.

The following table also presents summary unaudited pro forma data. The pro forma data for the periods ended December 28, 2012 and September 28, 2012 assumes that the separation occurred on October 1, 2011, the first day of fiscal 2012. The pro forma balance sheet assumes that the separation occurred on December 28, 2012. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable. Refer to the notes to the unaudited pro forma condensed combined financial statements and accompanying notes included elsewhere in this information statement for a discussion of adjustments reflected in the pro forma data.

The summary historical and unaudited pro forma data does not necessarily reflect what our results of operations and financial condition would have been had we operated as a separate, publicly traded company during the periods presented. In addition, they are not necessarily indicative of our future results of operations or financial condition.

Non-GAAP Financial Measures

Adjusted EBITDA represents earnings from net income before interest, income taxes, depreciation and amortization, adjusted to exclude certain items. These items include discontinued operations; other income, net; separation costs; and restructuring charges, net. We have provided this non-GAAP financial measure because it is used by management, along with financial measures in accordance with accounting principles generally accepted in the U.S. (“GAAP”), to evaluate our operating performance. In addition, we believe it will be used by certain investors to measure our operating results. Management believes that presenting Adjusted EBITDA to investors provides useful information about our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance.

Adjusted EBITDA has the following limitations:

•	it does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect interest expense or the cash requirements necessary to service interest or principal payments;

•	it is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

•	other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should be considered supplemental to and not a substitute for net income or any other performance measures derived in accordance with GAAP. See our combined financial statements included elsewhere in this information statement for our GAAP results.

	Three Months Ended			Fiscal(1)
(Dollars in Millions)	Pro forma for the Separation December 28, 2012	December 28, 2012(2)	December 30, 2011(3)	Pro forma for the Separation 2012	2012(4)	2011(5)	2010(6)
Combined Statement of Income Data:
Net sales	$504.0	$504.0	$503.7	$2,056.2	$2,056.2	$2,021.8	$2,047.6
Gross profit	233.5	233.5	234.8	964.8	964.8	914.9	932.4
Operating income(7)	48.8	36.8	60.6	260.7	235.2	240.7	240.4
Income from continuing operations before income taxes	37.3	36.9	61.2	215.4	236.1	243.2	243.2
Income from continuing operations	24.5	19.8	36.6	150.2	141.3	157.0	145.9
Combined Balance Sheet Data:
Total assets	$3,249.0	$3,058.2	$2,807.1		$2,874.6	$2,823.4	$2,888.3
Long-term debt	921.2	2.8	9.8		8.9	10.4	11.6
Parent company equity		2,113.7	1,838.4		1,891.9	1,788.7	1,835.9
Other Financial Data:
Adjusted EBITDA(8)		$82.7	$100.0		$402.8	$371.8	$366.1

(1)	Fiscal 2011 includes 53 weeks, while fiscal 2012 and 2010 each include 52 weeks.
(2)	The three months ended December 28, 2012 includes $12.0 million of separation costs and $1.0 million of restructuring and related charges, net.
(3)	The three months ended December 30, 2011 includes $5.9 million of restructuring and related charges, net and $4.0 million of separation costs.
(4)	Fiscal 2012 includes $25.5 million of separation costs and $19.2 million of restructuring and related charges, net.
(5)	Fiscal 2011 includes $10.0 million of restructuring and related charges, net and $2.9 million of separation costs.
(6)	Fiscal 2010 includes $31.3 million of product liability charges and $11.5 million of restructuring charges, net.
(7)

During the first three months of fiscal 2013 and 2012, Covidien allocated to us general corporate expenses in the amount of $11.9 million and $10.8 million, respectively. During fiscal 2012, 2011 and 2010, Covidien allocated general corporate expenses to us in the amount of $49.2 million, $56.3 million and $60.8 million, respectively, which are included in our historical results. General corporate expenses include, but are not limited to, costs related to finance, legal, information technology, human resources, communications, employee benefits and incentives, insurance and stock-based compensation. Effective upon the separation, we will assume responsibility for all of these functions and related costs and anticipate our costs as a standalone entity will be higher than those allocated to us from Covidien. In the first year following the separation, these operating costs are estimated to be approximately $[—] million to $[—] million higher than the general corporate expenses historically allocated from Covidien to us. No pro forma adjustments have been made to reflect the costs and expenses described in this paragraph because they are projected amounts based on judgmental estimates.

(8)	The following table provides a reconciliation of our net income to Adjusted EBITDA for the periods presented:

	Three Months Ended		Fiscal
(Dollars in Millions)	December 28, 2012	December 30, 2011	2012	2011	2010
Net income	$19.2	$36.3	$134.6	$150.7	$200.6
Interest expense (income), net	0.1	(0.1)	0.1	0.4	0.6
Provision for income taxes	17.1	24.6	94.8	86.2	97.3
Depreciation expense	24.8	24.9	103.6	92.8	90.8
Amortization expense	8.9	6.8	27.3	27.0	23.4
Loss (income) from discontinued operations, net of income taxes	0.6	0.3	6.7	6.3	(54.7)
Other income, net	(0.2)	(0.5)	(1.0)	(2.9)	(3.4)
Restructuring charges, net	0.2	3.7	11.2	8.4	11.5
Separation costs	12.0	4.0	25.5	2.9	—

Adjusted EBITDA	$82.7	$100.0	$402.8	$371.8	$366.1

RISK FACTORS

You should carefully consider the following risks and other information in this information statement in evaluating us and our ordinary shares. Our competitive position, business, financial condition, results of operations and cash flows can be impacted by the factors set forth below, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results. The risk factors generally have been separated into five groups: risks related to our business, risks related to the separation, risks relating to tax matters, risks relating to our jurisdiction of incorporation and risks related to our ordinary shares.

Risks Related to Our Business

We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. The following discussion highlights some of these risks and others are discussed elsewhere in this information statement. These and other risks could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

The DEA regulates the availability of controlled substances that are API, drug products under development and marketed drug products. At times, the procurement and manufacturing quotas granted by the DEA may be insufficient to meet our commercial and R&D needs.

The DEA is the federal agency responsible for domestic enforcement of the Controlled Substances Act of 1970 (“CSA”). The CSA classifies drugs and other substances based on identified potential for abuse. Schedule I controlled substances, such as heroin and LSD, have a high abuse potential and have no currently accepted medical use; thus, they cannot be lawfully marketed or sold. Schedule II or III controlled substances include molecules such as oxycodone, hydrocodone and methylphenidate. The manufacture, storage, distribution and sale of these controlled substances are permitted, but highly regulated.

The DEA regulates the availability of API for products under development and marketed drug products that are Schedule II or III by setting annual quotas. Every calendar year, we must apply to the DEA for manufacturing quota to manufacture API and procurement quota to manufacture finished dosage products.

Given that the DEA has discretion to grant or deny our manufacturing and procurement quota requests, the quota the DEA grants may be insufficient to meet our commercial and R&D needs. The initial hydrocodone manufacturing and procurement quota grants we received from the DEA for 2012 were below the amounts we requested and were therefore insufficient to meet customer demand. We subsequently requested supplemental manufacturing and procurement quota in March 2012. In April 2012, the DEA denied our supplemental hydrocodone manufacturing quota request (to manufacture API) but granted the full amount of our hydrocodone procurement quota request (to manufacture finished dosage products). While our Hobart, New York facility had sufficient hydrocodone procurement quota to manufacture finished dosage products, our St. Louis, Missouri facility did not have sufficient hydrocodone bulk API manufacturing quota, which resulted in our inability to fulfill third-party customer requests. Subsequently, the DEA published a revised proposed U.S. aggregate quota for bulk manufacture of hydrocodone, and in August 2012, we filed another supplemental hydrocodone manufacturing quota request. In October 2012, the DEA granted 78% of our requested amount. This hydrocodone bulk API manufacturing quota shortage resulted in lost sales, the amount of which was not significant. See “Business—Regulatory Matters—Drug Enforcement Agency.”

Any future delay or refusal by the DEA to grant, in whole or in part, our quota requests could delay or result in stopping the manufacture of our API and marketed drug products, new product launches or the conduct of bioequivalence studies and clinical trials. Such delay or refusal also could require us to allocate marketed drug products among our customers. These factors, along with any delay or refusal by the DEA to provide customers who purchase API from us with sufficient quota, could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

The manufacture of our products is highly exacting and complex, and our business could suffer if we, or our suppliers, encounter manufacturing or supply problems.

The manufacture of our products is highly exacting and complex, due in part to strict regulatory and manufacturing requirements. Problems may arise during manufacturing for a variety of reasons including equipment malfunction, failure to follow specific protocols and procedures, defective raw materials and environmental factors. If a batch of finished product fails to meet quality standards during a production run, then that entire batch of product may have to be discarded. These problems could lead to backorders, increased costs, lost revenue, damage to customer relationships, time and expense spent investigating, correcting and preventing the root causes and, depending on the root causes, similar losses with respect to other products. In fiscal 2012, we experienced disruptions in supplying products to our customers due to a number of factors, including mechanical, capacity and quality issues at one of our manufacturing facilities, which resulted in higher than usual backorders and obligations to pay contractual damages for failure to meet supply requirements. In the event that such problems are not discovered before the product is released to the market, we also could incur product recall and product liability costs. If we incur a product recall or product liability costs involving one of our products, such product could receive reduced market acceptance and thus reduced product demand and could harm our reputation and our ability to market our products in the future. Significant manufacturing problems could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

The global supply of fission-produced Mo-99 is limited. Our inability to obtain and/or to timely transport Mo-99 to our Tc-99m generator production facilities could prevent us from delivering our Ultra-Technekow DTE Tc-99m generators to our customers in the required quantities, within the required timeframe, or at all, which could result in order cancellations and decreased revenues or increased costs if we procure supply from other sources.

Mo-99 is a critical ingredient of our Tc-99m generators. Mo-99 is produced in nuclear research reactors utilizing HEU or LEU targets. These targets, either tubular or flat and of varying sizes, are fabricated from HEU or LEU and, in either case, aluminum. The targets are placed in or near the core of the nuclear reactor where fission reactions occur resulting in the production of Mo-99 and other isotopes. This process, which takes approximately six days, is known as target irradiation. There are currently eight reactors around the world producing the global supply of Mo-99. We have agreements to obtain Mo-99 from three of these reactors and we rely predominantly on two of these reactors for our Mo-99 supply. These reactors are subject to scheduled and unscheduled shutdowns which can have a significant impact on the amount of Mo-99 available for processing. Mo-99 produced at these reactors is then finished at one of five processing sites located throughout the world, including our processing facility located in the Netherlands. At the processing facility, the targets are dissolved and chemically separated. In this process, the Mo-99 is isolated as a radiochemical. Once finished, Mo-99 must be transported to generator facilities where it is loaded into our Tc-99m generators that are sold, in the U.S., principally to nuclear radiopharmacies as well as hospitals and, in Europe and other markets, principally to hospitals, where single unit doses are then prepared. Mo-99 has a 66-hour half-life and decays primarily into Tc-99m, which has a half-life of only six hours. The radiopharmacies or hospitals prepare dosages from the Tc-99m generators for use in single photon emission computed tomography (“SPECT”) imaging medical procedures. Given the product’s radioactive decay, if we encounter delays in transporting Mo-99 to our generator facilities or if the generator facilities experience delays in loading Mo-99, we may be limited in the amount of Ultra-Technekow DTE generators that we could manufacture, distribute and sell, which could have a material adverse effect on our competitive position, business, financial condition, results of operation and cash flows.

In November 2012, one of the research reactors we use to irradiate targets as part of our Mo-99 processing operation experienced an unscheduled shutdown. The additional Mo-99 we are procuring from alternative sources comes at a higher than normal cost. If the reactor’s unscheduled shutdown continues into the beginning of the third quarter of fiscal 2013 when another reactor is planned to shut down for routine maintenance, there may be an impact on the amount of available Mo-99, which could result in global shortages, continued increased raw material costs and decreased sales. While we are pursuing additional sources of Mo-99 from potential producers around the world to augment our current supply, it is not certain whether these possible additional sources of Mo-99 will produce commercial quantities of Mo-99 for our business, or that these suppliers, together with our current suppliers, will be able to deliver a sufficient quantity of Mo-99 to meet our needs.

In response to the U.S. National Security Administration’s Global Threat Initiative, we are in the process of converting our Mo-99 production operation in the Netherlands from HEU targets to LEU targets. There can be no assurance that we will be successful in completing this conversion.

We currently use HEU targets for the production of Mo-99. In 2004, the U.S. National Security Administration established its Global Threat Initiative to, as quickly as possible, identify, secure, remove and/or facilitate the disposition of vulnerable, high-risk nuclear and radiological materials around the world. Included as one of the stated initiatives is the conversion by research reactors and isotope production facilities to LEU from HEU. We are in the process of converting our Mo-99 production operation in the Netherlands to LEU targets. However, there is no assurance that we will be successful in completing the conversion.

Our customer concentration may materially adversely affect our financial condition and results of operations.

We primarily sell our products to a limited number of wholesale drug distributors and large pharmacy chains. In turn, these wholesale drug distributors and large pharmacy chains supply products to pharmacies, hospitals, governmental agencies and physicians. Sales to two of our distributors that supply our products to many end user customers—Cardinal Health, Inc. (“Cardinal Health”) and McKesson Corporation (“McKesson”)—each accounted for 10% or more of our total net sales in each of the past three fiscal years. Additionally, AmerisourceBergen Corporation accounted for 10% of our total net sales in fiscal 2011 and 13% of our total net sales for the three months ended December 30, 2011. If we were to lose the business of these distributors, or if these distributors were to experience difficulty in paying us on a timely basis, this could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

Cost-containment efforts of our customers, purchasing groups, third-party payors and governmental organizations could materially adversely affect our net sales and results of operations.

In an effort to reduce cost, many existing and potential customers for our products within the U.S. have become members of GPOs and integrated delivery networks (“IDNs”). GPOs and IDNs negotiate pricing arrangements with healthcare product manufacturers and distributors and offer the negotiated prices to affiliated hospitals and other members. GPOs and IDNs typically award contracts on a category-by-category basis through a competitive bidding process. Bids are generally solicited from multiple manufacturers with the intention of driving down pricing. Due to the highly competitive nature of the GPO and IDN contracting processes, there is no assurance that we will be able to obtain or maintain contracts with major GPOs and IDNs across our product portfolio. Furthermore, the increasing leverage of organized buying groups may reduce market prices for our products, thereby reducing our profitability. While having a contract with a GPO or IDN for a given product can facilitate sales to members of that GPO or IDN, having a contract is no assurance that sales volume of those products will be maintained. GPOs and IDNs increasingly are awarding contracts to multiple suppliers for the same product category. Even when we are the sole contracted supplier of a GPO or IDN for a certain product, members of the GPO or IDN generally are free to purchase from other suppliers. Furthermore, GPO and IDN contracts typically are terminable without cause upon 60 to 90 days’ prior notice. Accordingly, although we have contracts with many major GPOs and IDNs, the members of such groups may choose to purchase from our competitors, which could result in a decline in our net sales and results of operations.

Distributors of our products also have begun to negotiate terms of sale more aggressively in an effort to increase their profitability. Failure to negotiate distribution arrangements having advantageous pricing and other terms of sale could cause us to lose market share to our competitors and could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows. Outside the U.S., we have experienced pricing pressure due to the concentration of purchasing power in centralized governmental healthcare authorities and increased efforts by such authorities to lower healthcare costs. We frequently are required to engage in competitive bidding for the sale of our products to governmental purchasing agents. Our failure to offer acceptable prices to these customers could materially adversely affect our net sales and results of operations in these markets.

We may be unable to successfully develop or commercialize new products or adapt to a changing technology and diagnostic treatment landscape and, as a result, our results of operations may suffer.

Our future results of operations will depend to a significant extent upon our ability to successfully develop and commercialize new products in a timely manner. There are numerous difficulties in developing and commercializing new products, including:

•	developing, testing and manufacturing products in compliance with regulatory and quality standards in a timely manner;

•	receiving requisite regulatory approvals for such products in a timely manner, or at all;

•	the availability, on commercially reasonable terms, of raw materials, including API and other key ingredients;

•

developing and commercializing a new product is time-consuming, costly and subject to numerous factors, including legal actions brought by our competitors, that may delay or prevent the development and commercialization of new products;

•	unanticipated costs;

•	payment of prescription drug user fees to the FDA to defray the costs of review and approval of marketing applications for branded and generic drugs;

•	experiencing delays as a result of limited resources at the FDA or other regulatory authorities;

•	changing review and approval policies and standards at the FDA or other regulatory authorities; and

•	potential delay in the commercializing of generic products by up to 30 months resulting from the listing of patents with the FDA.

As a result of these and other difficulties, products currently in development by us may or may not receive timely regulatory approvals, or approvals at all, as to one or more dosage strengths. This risk particularly exists with respect to the development of proprietary products because of the uncertainties, higher costs and length of time associated with R&D of such products and the inherent unproven market acceptance of such products. In addition, we face heightened risks in connection with our development of extended-release products because of the technical complexities and evolving regulatory and quality requirements related to such products. Moreover, the FDA regulates the facilities, processes and procedures used to manufacture and market pharmaceutical products in the U.S. Manufacturing facilities must be registered with the FDA and all products made in such facilities must be manufactured in accordance with current good manufacturing practice (“cGMP”) regulations enforced by the FDA. Compliance with cGMP regulations requires the dedication of substantial resources and requires significant expenditures. The FDA periodically inspects both our facilities and procedures to ensure compliance. The FDA may cause a suspension or withdrawal of product approvals if regulatory standards are not maintained. In the event an approved manufacturing facility for a particular drug is required by the FDA to curtail or cease operations, or otherwise becomes inoperable, obtaining the required FDA authorization to manufacture at the same or a different manufacturing site could result in production delays, which could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

With respect to generic products for which we are the first developer to have its application accepted for filing by the FDA and which filing includes a certification that the applicable patent(s) are invalid, unenforceable and/or not infringed (known as a “Paragraph IV certification”), our ability to obtain and realize the full benefits of six months of market exclusivity is dependent upon a number of factors, including, for example, being the first to file, the status of any litigation that might be brought against us as a result of our filing, or our not meeting regulatory, manufacturing or quality requirements or standards. If any of our products are not timely approved, or if we are unable to obtain and realize the full benefits of six months of market exclusivity for our products, or if our products cannot be successfully manufactured or timely commercialized, our results of operations could be materially adversely affected. In addition, we cannot guarantee that any investment we make in developing products will be recouped, even if we are successful in commercializing those products.

Also, new products, including contrast agents, are being developed and existing products are being refined in the field of diagnostic imaging. Our own diagnostic imaging agents compete not only with other similarly administrated imaging agents, but also with imaging agents employed in different and often competing diagnostic modalities. New imaging agents in a given diagnostic modality may be developed that provide benefits superior to the then-dominant agent in that modality, resulting in commercial displacement. Similarly, changing perceptions about comparative efficacy and safety, including, among other things, with respect to comparative radiation exposure, and changing availability of supply may favor one agent over another or one modality over another.

We may be unable to protect our intellectual property rights or we may be subject to claims that we infringe on the intellectual property rights of others.

We rely on a combination of patents, trademarks, trade secrets, market exclusivity gained from the regulatory approval process and other intellectual property to support our business strategy. However, our efforts to protect our intellectual property rights may not be sufficient. If we do not obtain sufficient protection for our intellectual property, or if we are unable to effectively enforce our intellectual property rights, our competitiveness could be impaired, which would limit our growth and future revenue.

Our pending patent applications may not result in the issuance of patents, or the patents issued to or licensed by us in the past or in the future may be challenged or circumvented by competitors. Existing patents may be found to be invalid or insufficiently broad to preclude our competitors from using methods or making or selling products similar or identical to those covered by our patents and patent applications. Regulatory agencies may refuse to grant us the market exclusivity that we were anticipating, or may unexpectedly grant market exclusivity rights to other parties. In addition, our ability to obtain and enforce intellectual property rights is limited by the unique laws of each country. In some countries it may be particularly difficult to adequately obtain or enforce intellectual property rights, which could make it easier for competitors to capture market share in such countries by utilizing technologies and product features that are similar or identical to those developed or licensed by us. Competitors also may harm our sales by designing products that mirror the capabilities of our products or technology without infringing our patents. Competitors may diminish the value of our trade secrets by reverse engineering or by independent invention. Additionally, current or former employees may improperly disclose such trade secrets to competitors or other third parties. We may not become aware of any such improper disclosure, and, in the event we do become aware, we may not have an adequate remedy available to us.

We operate in an industry characterized by extensive patent litigation, and we may from time to time be a party to such litigation. In Tyco Healthcare Group LP, et al. v. Mutual Pharmaceutical Company, Inc., we filed a patent infringement suit in the U.S. District Court for the District of New Jersey against Mutual Pharmaceutical Co., Inc., et al. (collectively, “Mutual”) on March 20, 2007 pursuant to procedures set out in the Drug Price Competition and Patent Term Restoration Act of 1984, after Mutual submitted an ANDA to the FDA seeking to sell a generic version of our 7.5 mg Restoril sleep aid product. Mutual also filed antitrust and unfair competition counterclaims. The patents at issue have since expired or been found invalid. On January 18, 2013, the trial court issued an opinion and order granting our motion for summary judgment regarding Mutual’s antitrust and unfair competition counterclaims; however, Mutual has the right to appeal this decision.

The pursuit of or defense against patent infringement, such as the case discussed above, is costly and time-consuming and we may not know the outcomes of such litigation for protracted periods of time. We may be unsuccessful in our efforts to enforce our patent or other intellectual property rights. In addition, patent litigation can result in significant damage awards, including the possibility of treble damages and injunctions. Additionally, we could be forced to stop manufacturing and selling certain products, or we may need to enter into license agreements that require us to make significant royalty or up-front payments in order to continue selling the affected products. We can expect to face additional claims of patent infringement in the future. A successful claim of patent or other intellectual property infringement against us could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

We face significant competition and may not be able to compete effectively.

The industries in which we operate are highly competitive. Competition takes many forms, such as price reductions on products that are comparable to our own, development, acquisition or in-licensing of new products that may be more cost-effective than or have performance superior to our products, and the introduction of generic versions when our proprietary products lose their patent protection or market exclusivity. See “Business—Competition” and “Business—Intellectual Property.” Our current or future products could be rendered obsolete or uneconomical as a result of this competition. Our failure to compete effectively could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

Any acquisitions of technologies, products and businesses may be difficult to integrate, could materially adversely affect our relationships with key customers and/or could result in significant impairment charges.

We regularly review potential acquisitions of technologies, products and businesses complementary to our business. Acquisitions typically entail many risks and could result in difficulties in integrating operations, personnel, technologies and products. If we are not able to successfully integrate our acquisitions, we may not obtain the advantages and synergies that the acquisitions were intended to create, which may have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows. Moreover, the due diligence that we conduct in conjunction with an acquisition may not sufficiently discover risks and contingent liabilities associated with the acquisition target and, consequently, we may consummate an acquisition for which the risks and contingent liabilities are greater than were projected. In addition, in connection with acquisitions, we could experience disruption in our business, technology and information systems, and our customer or employee base, including diversion of management’s attention from our continuing operations. There is also a risk that key employees of companies that we acquire or key employees necessary to successfully commercialize technologies and products that we acquire may seek employment elsewhere, including with our competitors. Furthermore, there may be overlap between our products or customers and the companies which we acquire that may create conflicts in relationships or other commitments detrimental to the integrated businesses. Additionally, the time between our expenditures to acquire new products, technologies or businesses and the subsequent generation of revenues from those acquired products, technologies or businesses (or the timing of revenue recognition related to licensing agreements and/or strategic collaborations) could cause fluctuations in our financial performance from period to period. Finally, if we are unable to successfully integrate products, technologies, businesses or personnel that we acquire, we could incur significant impairment charges or other adverse financial consequences.

We may incur product liability losses and other litigation liability.

We are or may be involved in various legal proceedings and certain government inquiries and investigations, including, but not limited to, patent infringement, product liability, antitrust matters, breach of contract, Medicare and/or Medicaid reimbursements claims, or compliance with laws relating to marketing and sales or controlled substance distribution practices, including those relating to the establishment of suspicious order monitoring (“SOM”) programs. Such proceedings, inquiries and investigations may involve claims for, or the possibility of fines and penalties involving substantial amounts of money or other relief, including but not limited to civil or criminal fines and penalties and exclusion from participation in various government healthcare-

related programs. If any of these legal proceedings, inquiries or investigations were to result in an adverse outcome, the impact could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

With respect to product liability and clinical trial risks, in the ordinary course of business we are subject to liability claims and lawsuits, including potential class actions, alleging that our marketed products or products in development have caused, or could cause, serious adverse events or other injury. Any such claim brought against us, with or without merit, could be costly to defend and could result in an increase in our insurance premiums. We retain liability for the first $2.5 million per claim and purchase, through a combination of primary and umbrella/excess liability policies, $300 million of coverage beyond the retained liabilities. We believe this coverage level is adequate to meet our current business exposure. However, some claims brought against us might not be covered by our insurance policies. Moreover, where the claim is covered by our insurance, if our insurance coverage is inadequate, we would have to pay the amount of any settlement or judgment that is in excess of our policy limits. We may not be able to obtain insurance on terms acceptable to us or at all since insurance varies in cost and can be difficult to obtain. Our failure to maintain adequate insurance coverage or successfully defend against product liability claims could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

The implementation of healthcare reform in the U.S. may materially adversely affect us.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, the “Healthcare Reform Act”), was enacted into law in the U.S. The Healthcare Reform Act contains a number of provisions that affect coverage and reimbursement of drug products and the medical imaging procedures in which our drug products are used. For example, the Healthcare Reform Act includes a provision that imposes a $28 billion fee on the branded pharmaceutical industry over nine years starting in 2011 and a $2.8 billion annual fee on the branded pharmaceutical industry thereafter. To the extent that the market share of our Brands business grows, the portion of this fee that we will be obligated to pay will increase.

There can be no assurance that the Healthcare Reform Act as currently enacted will not materially adversely affect our competitive position, business, financial condition, results of operations and cash flows, nor can we predict with certainty how federal or state legislative or administrative changes relating to healthcare will affect our business.

Sales of our products are affected by the reimbursement practices of a small number of large public and private insurers. In addition, reimbursement criteria and the use of tender systems outside the U.S. could reduce prices for our products or reduce our market opportunities.

In fiscal 2012, approximately 64% of our gross sales were subject to various forms of rebates and chargebacks. Sales of our products depend, in part, on the extent to which the costs of our products are reimbursed by governmental health administration authorities, private health coverage insurers and other third-party payors. Our potential customers’ ability to obtain appropriate reimbursement for products and services from these third-party payors affects the selection of products they purchase and the prices they are willing to pay. In addition, demand for new products may be limited unless we obtain reimbursement approval from governmental and private third-party payors prior to introduction. Reimbursement criteria, which vary by country, are becoming increasingly stringent and require management expertise and significant attention to obtain and maintain qualification for reimbursement.

In addition, a number of markets in which we operate have implemented or may implement tender systems in an effort to lower prices. Under such tender systems, manufacturers submit bids which establish prices for products. The company that wins the tender receives preferential reimbursement for a period of time. Accordingly, the tender system often results in companies underbidding one another by proposing low pricing in order to win the tender. Certain other countries may consider implementation of a tender system. Even if a tender system is ultimately not implemented, the anticipation of such could result in price reductions. Failing to win tenders, or the implementation of similar systems in other markets leading to price declines, could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

Our reporting and payment obligations under the Medicare and/or Medicaid rebate program and other governmental purchasing and rebate programs are complex. Any determination of failure to comply with these obligations or those relating to healthcare fraud and abuse laws could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

The regulations regarding reporting and payment obligations with respect to Medicare and/or Medicaid reimbursement and rebates and other governmental programs are complex. Because our processes for these calculations and the judgments used in making these calculations involve subjective decisions and complex methodologies, these calculations are subject to the risk of errors. In addition, they are subject to review and challenge by the applicable governmental agencies, and it is possible that such reviews could result in material adjustments to amounts previously paid.

Any governmental agencies that have commenced, or may commence, an investigation of Mallinckrodt relating to the sales, marketing, pricing, quality or manufacturing of pharmaceutical products could seek to impose, based on a claim of violation of fraud and false claims laws or otherwise, civil and/or criminal sanctions, including fines, penalties and possible exclusion from federal healthcare programs including Medicare and/or Medicaid. Some of the applicable laws may impose liability even in the absence of specific intent to defraud. Furthermore, should there be ambiguity with regard to how to properly calculate and report payments—and even in the absence of any such ambiguity—a governmental authority may take a position contrary to a position we have taken, and may impose civil and/or criminal sanctions. There are two cases pending against us that allege generally that we and numerous other pharmaceuticals companies reported false pricing information in connection with certain drugs that are reimbursable under Medicaid, resulting in overpayment by state Medicaid programs for those drugs. These cases, brought by state Attorneys General in Utah and Louisiana, generally seek monetary damages and attorneys’ fees. We are named as a defendant in State of Utah v. Actavis US, Inc., et al., filed May 8, 2008, which is pending in the Third Judicial Circuit of Salt Lake County, Utah and in State of Louisiana v. Abbott Laboratories Inc., et al., filed November 3, 2010, which is pending in the 19th Judicial District, Parish of East Baton Rouge, Louisiana. While we intend to contest these cases and explore other options as appropriate, any such penalties or sanctions that we might receive in these or other actions could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

Changes in laws and regulations may materially adversely affect us.

The development, manufacture, marketing, sale, promotion, and distribution of our products are subject to comprehensive government regulation. Changes in laws and regulations could affect us in various ways. For example, both the federal and state governments have given increased attention to the public health issue of opioid abuse, overdose and diversion. At the federal level, the White House Office of National Drug Control Policy continues to coordinate efforts between the FDA, DEA and other agencies to address this problem. In January 2013, the FDA released draft guidance on incorporating abuse-deterrent characteristics into extended-release opioids and held an Advisory Committee meeting, at which the Advisory Committee recommended to the FDA that it reschedule hydrocodone/acetaminophen combination products from DEA Schedule III to Schedule II. From a compliance standpoint, the DEA continues to increase its efforts to hold manufacturers, distributors and pharmacies accountable through various enforcement actions as well as the implementation of compliance practices for controlled substances, including SOM activities for Schedule II opioids. In addition, many state legislatures continue to consider various bills intended to reduce opioid abuse, overdose and diversion, for example by establishing prescription drug monitoring programs, mandating prescriber education and prohibiting the substitution of generic versions of opioids that lack abuse-deterrent characteristics for branded products that have them. Future legislation and regulation in the markets that we serve could affect access to healthcare products and services, increase rebates, reduce prices or the rate of price increases for healthcare products and services, change healthcare delivery systems, create new fees and obligations for the pharmaceutical industry, or require additional reporting and disclosure. These and other changes in laws and regulations could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

Global economic conditions could harm us.

Over the course of the last few years, global market and economic conditions have been unprecedented and challenging, with tighter credit conditions and recession in most major economies. Continued concerns about the systemic impact of potential long-term and wide-spread recession (including concerns that certain European countries may default on payments due on their national debt), energy costs, geopolitical issues and the availability and cost of credit have contributed to increased market volatility and diminished expectations for developed and developing economies. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have contributed to volatility of unprecedented levels.

As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide credit to businesses and consumers. These factors have resulted in a decrease in spending by businesses and consumers alike. Continued turbulence in the U.S. and international markets and economies and prolonged declines in consumer spending may materially adversely affect our liquidity and financial condition as well as our share price.

Our global operations expose us to risks and challenges associated with conducting business internationally.

We operate globally with offices or activities in Europe, Africa, Asia, South America, Australia and North America. We face several risks inherent in conducting business internationally, including compliance with international and U.S. laws and regulations that apply to our international operations. These laws and regulations include data privacy requirements, labor relations laws, tax laws, anti-competition regulations, import and trade restrictions, export requirements, U.S. laws such as the Foreign Corrupt Practices Act of 1977 (“FCPA”) and local laws which also prohibit corrupt payments to governmental officials or certain payments or remunerations to customers. Given the high level of complexity of these laws, there is a risk that some provisions may be violated, for example inadvertently or through fraudulent or negligent behavior of individual employees, our failure to comply with certain formal documentation requirements or otherwise. Violations of these laws and regulations could result in fines or criminal sanctions against us, our officers or our employees, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business and our results of operations. Our success depends, in part, on our ability to anticipate and prevent or mitigate these risks and manage difficulties as they arise.

In addition to the foregoing, engaging in international business inherently involves a number of other difficulties and risks, including:

•	longer payment cycles in countries like Spain and Italy and difficulties in enforcing agreements and collecting receivables through certain non-U.S. legal systems;

•

political and economic instability, including the risks and uncertainty associated with the current concerns regarding the stability of the Eurozone and the related possibility of sovereign defaults in countries such as Spain and Italy, and the possibility that such a default or the exit of one or more member countries from the Eurozone or from the European Union (“E.U.”) entirely may lead to difficulties for other members of the E.U.;

•	potentially adverse tax consequences, tariffs, customs charges, bureaucratic requirements and trade barriers; and

•	failure to successfully implement our new non-U.S. operating structure, and difficulties and costs of staffing and managing non-U.S. operations;

These or other factors or any combination of them may have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

Currency exchange rate fluctuations could materially adversely affect our business and results of operations.

We do business and generate sales in numerous countries outside the U.S. As such, currency exchange rate fluctuations may affect the costs that we incur in such international operations. Some of our operating expenses are incurred in non-U.S. dollar currencies. The appreciation of non-U.S. dollar currencies relative to the U.S. dollar in those countries where we have operations could increase our costs and could harm our results of operations and financial condition. In addition, we report our operating results in U.S. dollars, so the appreciation of the U.S. dollar relative to such other currencies could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

Our operations expose us to the risk of material health, safety and environmental liabilities, litigation and violations.

We are subject to numerous federal, state, local and non-U.S. environmental protection and health and safety laws and regulations governing, among other things:

•	the generation, storage, use and transportation of hazardous materials;

•	emissions or discharges of substances into the environment;

•	investigation and remediation of hazardous substances or materials at various sites;

•	chemical constituents in products and end-of-life disposal, mandatory recycling and take-back programs; and

•	the health and safety of our employees.

We may not have been, or we may not at all times be, in full compliance with environmental and health and safety laws and regulations. In the event a regulatory authority concludes that we are not in full compliance with these laws, we could be fined, criminally charged or otherwise sanctioned. Environmental laws outside of the U.S. are becoming more stringent, resulting in increased costs and compliance burdens.

Certain environmental laws assess liability on current or previous owners of real property or operators of manufacturing facilities for the costs of investigation, removal or remediation of hazardous substances or materials at such properties or at properties at which parties have disposed of hazardous substances. Liability for investigative, removal and remedial costs under certain federal and state laws are retroactive, strict and joint and several. In addition to cleanup actions brought by governmental authorities, private parties could bring personal injury or other claims due to the presence of, or exposure to, hazardous substances. Certain radiological licenses at certain manufacturing sites owned by us require the establishment of decommissioning programs which will require remediation in accordance with regulatory requirements upon cessation of operations at such sites. We have received notification from the U.S. Environmental Protection Agency (the “EPA”) and similar state environmental agencies that conditions at a number of formerly owned sites where we and others have disposed of hazardous substances require investigation, cleanup and other possible remedial action. These agencies may require that we reimburse the government for its costs incurred at these sites or otherwise pay for the costs of investigation and cleanup of these sites, including by providing compensation for natural resource damage claims from such sites.

In the ordinary course of our business planning process, we take into account our known environmental matters as we plan for our future capital and operating expenditures requirements. The ultimate cost of site cleanup and timing of future cash outflows is difficult to predict, given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations, and alternative cleanup methods. We concluded that, as of December 28, 2012, it was probable that we would incur remedial costs in the range of $145.7 million to $259.7 million. We concluded that, as of December 28, 2012, the best estimate within this range was $145.8 million. This amount includes $94.7 million at December 28, 2012 relating to a site located in Orrington, Maine which will be a liability of a Covidien entity following the separation. For more information, see “Unaudited Pro Forma Condensed Combined Financial Statements,” “Business—Environment” and “Business—Legal Proceedings—Environmental Remediation and Litigation Proceedings.” Based upon information known to date, we believe our current capital and operating plans are adequate for costs associated with the investigation, cleanup and potential remedial action for our known environmental matters.

While we have planned for future capital and operating expenditures to maintain compliance with environmental laws, our costs of complying with current or future environmental protection and health and safety laws and regulations, or our liabilities arising from past or future releases of, or exposures to, hazardous substances may exceed our estimates or could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows. We may also be subject to additional environmental claims for personal injury or cost recovery actions for remediation of facilities in the future based on our past, present or future business activities.

If we are unable to retain our key personnel, we may be unable to maintain or expand our business.

Because of the specialized scientific nature of our business, our ability to develop products and to compete with our current and future competitors will remain highly dependent, in large part, upon our ability to attract and retain qualified scientific, technical, regulatory and commercial personnel. The loss of key scientific, technical, regulatory and commercial personnel or the failure to recruit additional key scientific, technical, regulatory and commercial personnel could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows. There is intense competition for qualified personnel in the areas of our activities, and we may not be able to continue to attract and retain the qualified personnel necessary for the development of our business.

Our business depends on the continued effectiveness and availability of our information technology infrastructure, and failures of this infrastructure could harm our operations.

To remain competitive in our industry, we must employ information technologies to support manufacturing processes, quality processes, distribution, R&D and regulatory applications that capture, manage and analyze, in compliance with applicable regulatory requirements, the large streams of data generated in our clinical trials. We rely extensively on technology to allow concurrent work sharing around the world. As with all information technology, our systems are vulnerable to potential damage or interruptions from fires, blackouts, telecommunications failures and other unexpected events, as well as to break-ins, sabotage or intentional acts of vandalism. Given the extensive reliance of our business on technology, any substantial disruption or resulting loss of data that is not avoided or corrected by our backup measures could harm our business, operations and financial condition.

Risks Related to the Separation

We have no recent history operating as an independent company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be an accurate indicator of our future results of operations.

The historical information about Mallinckrodt in this information statement refers to our business as operated by and integrated with Covidien. Our historical and pro forma financial information included in this information statement is derived from the consolidated financial statements and accounting records of Covidien. Accordingly, the historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the factors described below:

•

Our business has historically been operated by Covidien as part of its broader corporate organization, rather than as an independent company, particularly in relation to its non-U.S. locations. Covidien or one of its affiliates performed various corporate functions for Mallinckrodt, such as accounting, information technology and finance. Following the separation, Covidien will provide some of these functions to us for a period of time, as described in “Our Relationship with Covidien Following the Distribution.” Our historical and pro forma financial results reflect allocations of corporate expenses from Covidien for such functions and are likely to be less than the expenses we would have incurred had we operated as a separate, publicly traded company. In addition, we expect to incur additional annual expenses related to the separation, including with respect to, among other things, directors and officers liability insurance, director fees, reporting fees with the SEC, NYSE listing fees, transfer agent fees, increased auditing and legal fees, which expenses may be significant. We will need to make significant investments to replicate or outsource from other providers certain facilities, systems, infrastructure and personnel to which we will no longer have access after our separation from Covidien. These initiatives to develop our independent ability to operate without access to Covidien’s existing operational and administrative infrastructure will be costly to implement. We may not be able to operate our business efficiently or at comparable costs, and our profitability may decline;

•

Generally, our working capital and capital for our general corporate purposes have historically been provided as part of the corporate-wide cash management policies of Covidien. Following the completion of the separation, we may need to obtain additional financing from lenders, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements;

•	After the completion of the separation, the cost of capital for our business may be higher than Covidien’s cost of capital prior to completion of the separation; and

•

Currently, we are able to use Covidien’s purchasing power in procuring various goods and services and has shared economies of scope and scale in vendor relationships. As a standalone company, we may be unable to obtain goods and services at the prices and terms obtained prior to completion of the separation, which could decrease our overall profitability.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from Covidien. For additional information about the past financial performance of our business and the basis of presentation of the historical combined financial statements and the unaudited pro forma combined financial statements of our business, see “Unaudited Pro Forma Condensed Combined Financial Statements,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes included elsewhere in this information statement.

As we build our information technology infrastructure and transition our data to our own systems, we could incur substantial additional costs and experience temporary business interruptions.

After the separation, we will continue to install and implement information technology infrastructure to support our critical business functions, particularly in relation to areas outside the U.S., including systems relating to accounting and reporting, manufacturing process control, customer service, inventory control and distribution. We may incur temporary interruptions in business operations if we cannot transition effectively from Covidien’s existing transactional and operational systems and data centers and the transition services that support these functions as we replace these systems. We may not be successful in effectively and efficiently implementing our new systems and transitioning our data, and we may incur substantially higher costs for implementation than currently anticipated. Our failure to avoid operational interruptions as we implement the new systems and replace Covidien’s information technology services, or our failure to implement the new systems and replace Covidien’s services effectively and efficiently, could disrupt our business and could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the separation.

Our financial results previously were included within the consolidated results of Covidien, and our reporting and control systems were appropriate for those of subsidiaries of a public company. Prior to the distribution, we were not directly subject to reporting and other requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Section 404 of the Sarbanes-Oxley Act of 2002. After the distribution, we will be subject to such reporting and other requirements, which will require, among other things, annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. These and other obligations will place significant demands on our management, administrative and operational resources, including accounting and information technology resources.

To comply with these requirements, we anticipate that we will need to upgrade our systems, including computer hardware infrastructure, implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance and information technology staff. If we are unable to upgrade our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. Moreover, until we complete the creation of the corporate infrastructure necessary to operate as an independent public company, including hiring of additional staff and establishment of financial reporting information systems, we will be reliant on Covidien for services relating to some of our internal controls over financial reporting. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

We may have received more favorable or less favorable terms from unaffiliated third parties than the terms we will receive in our agreements with Covidien.

We will enter into agreements with Covidien in connection with the separation, including a separation and distribution agreement, a transition services agreement, a tax matters agreement and an employee matters agreement. Since such agreements were negotiated in the context of a separation, the terms of such agreements may be more favorable or less favorable than the terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. See “Our Relationship with Covidien Following the Distribution.”

Covidien may fail to perform under various transaction agreements that will be executed as part of the separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

In connection with the separation, Mallinckrodt and Covidien will enter into a separation and distribution agreement and will enter into various other agreements, including a transition services agreement, a tax matters agreement and an employee matters agreement. These agreements are discussed in greater detail “Our Relationship with Covidien Following the Distribution.” Certain of these agreements will provide for the performance of services by each company for the benefit of the other for a period of time after the separation. We will rely on Covidien to satisfy its performance and payment obligations under these agreements. If Covidien is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses.

If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services when the transaction or long-term agreements terminate, we may not be able to operate our business effectively and our profitability may decline. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services Covidien currently provides to us. These systems and services may also be more expensive or less efficient than the systems and services Covidien is expected to provide during the transition period.

Potential indemnification liabilities to Covidien pursuant to the separation and distribution agreement could materially adversely affect us.

The separation and distribution agreement with Covidien will provide for, among other things, the principal corporate transactions required to effect the separation, certain conditions to the distribution and provisions governing the relationship between Mallinckrodt and Covidien following the separation. For a description of the separation and distribution agreement, see “Our Relationship with Covidien Following the Distribution—Separation and Distribution Agreement.” Among other things, the separation and distribution agreement will provide for indemnification obligations principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Covidien’s remaining business with Covidien, among other indemnities. If we are required to indemnify Covidien under the circumstances set forth in the separation and distribution agreement, we may be subject to substantial liabilities.

We may not achieve some or all of the expected benefits of the separation, and the separation may materially adversely affect our business.

We may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation is expected to provide the following benefits, among others: (i) the ability of each of Covidien and Mallinckrodt to focus on its own strategic and operational plans and capital structure; (ii) an appropriate capital structure for each of Covidien and Mallinckrodt; (iii) a distinct investment identity allowing investors to evaluate the merits, performance and future prospects of Mallinckrodt separately from Covidien; and (iv) more effective equity-based compensation.

We may not achieve these and other anticipated benefits for a variety of reasons, including, among others: (a) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business; (b) following the separation, Mallinckrodt may be more susceptible to market fluctuations and other adverse events than if it were still a part of Covidien; (c) following the separation, our business will be less diversified than Covidien’s business prior to completion of the separation; and (d) the actions required to separate Covidien’s and Mallinckrodt’s respective businesses could disrupt our operations. If we fail to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, it could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

Challenges in the commercial and credit environment may materially adversely affect our ability to issue debt on acceptable terms as contemplated in connection with the separation and our future access to capital.

Our ability to issue debt or enter into other financing arrangements on acceptable terms as contemplated in connection with the separation could be materially adversely affected if there is a material decline in the demand for our products or in the solvency of our customers or suppliers or if other significantly unfavorable changes in economic conditions occur. In addition, volatility in the world financial markets could increase borrowing costs or affect our ability to access the capital markets, which could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

After the separation, we will have indebtedness, which could restrict our ability to pay dividends and have a negative impact on our financing options and liquidity position.

Immediately following the separation, we expect to bear a total combined indebtedness for borrowed money of approximately $900 million. We may also incur additional indebtedness in the future. Our indebtedness may impose restrictions on us that could have material adverse consequences by:

•	Limiting our ability to obtain additional financing in the future for working capital, capital expenditures and acquisitions;

•	Limiting our ability to refinance our indebtedness on terms acceptable to us or at all;

•	Imposing restrictive covenants on our operations;

•

Requiring us to dedicate a significant portion of our cash flows from operations to paying the principal of and interest on our indebtedness, thereby reducing funds available for other corporate purposes; and

•	Making us more vulnerable to economic downturns and limiting our ability to withstand competitive pressures.

See “Description of Material Indebtedness.”

We may need additional financing in the future to meet our capital needs or to make acquisitions, and such financing may not be available on favorable or acceptable terms, and may be dilutive to existing shareholders.

We may need to seek additional financing for general corporate purposes. For example, we may need to increase our investment in R&D activities or need funds to make acquisitions. We may be unable to obtain any desired additional financing on terms that are favorable or acceptable to us. If we fail to obtain or lose an investment grade credit rating or adequate funds are not available to us on acceptable terms, we may be unable to fund our expansion, successfully develop or enhance products, or respond to competitive pressures, any of which could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows. If we raise additional funds through the issuance of equity securities, our shareholders will experience dilution of their ownership interest.

No further vote of the Covidien shareholders is required in connection with the distribution. As a result, if the distribution occurs and you do not want to receive our ordinary shares in the distribution, your sole recourse will be to divest yourself of your Covidien ordinary shares prior to the record date.

No further vote of the Covidien shareholders is required in connection with the distribution. Accordingly, if the distribution occurs and you do not want to receive our ordinary shares in the distribution, your only recourse will be to divest yourself of your Covidien ordinary shares prior to the record date for the distribution.

Risks Related to Tax Matters

If the distribution fails to qualify as a tax-free transaction for U.S. federal income tax purposes, then Mallinckrodt, Covidien and Covidien’s shareholders could be subject to significant tax liability or tax indemnity obligations.

Covidien has received an IRS ruling substantially to the effect that, for U.S. federal income tax purposes, (i) certain transactions to be effected in connection with the separation qualify as transactions under Sections 355 and/or 368(a) of the Code, and (ii) the distribution qualifies as a transaction under Sections 355 and 368(a)(1)(D) of the Code. In addition to obtaining the IRS ruling, Covidien expects to receive a tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance acceptable to Covidien, which tax opinion will rely on the effectiveness of the IRS ruling substantially to the effect that, for U.S. federal income tax purposes, the distribution and certain transactions entered into in connection with the distribution will qualify as transactions under Sections 355 and/or 368(a) of the Code. The continued validity of the IRS ruling and Covidien’s receipt of the tax opinion is a condition to the completion of the distribution.

The IRS ruling relies and the tax opinion will rely on certain facts and assumptions, certain representations from Covidien and Mallinckrodt regarding the past and future conduct of their respective businesses and other matters, and certain undertakings made by Covidien and Mallinckrodt. Notwithstanding the IRS ruling and tax opinion, the IRS could determine on audit that the distribution should be treated as a taxable transaction if it determines that any of these facts, assumptions, representations or undertakings is not correct or has been violated, or that the distribution should be taxable for other reasons, including as a result of a significant change in stock or asset ownership after the distribution, or if the IRS were to disagree with the conclusions of the tax opinion that are not covered by the IRS ruling. If the distribution is ultimately determined to be taxable, the distribution could be treated as a taxable dividend to you for U.S. federal income tax purposes, and you could incur significant U.S. federal income tax liability. In addition, Covidien and/or we could incur significant U.S. federal income tax liabilities or tax indemnification obligations, whether under applicable law or the tax matters agreement that we will enter into with Covidien (the “tax matters agreement”), if it is ultimately determined that certain related transactions undertaken in anticipation of the distribution are taxable.

We could have significant tax liabilities under our tax matters agreement with Covidien, including for periods during which our subsidiaries and operations were those of Tyco International Ltd.

Our tax returns are subject to examination by various tax authorities, including the IRS. The IRS is examining our U.S. federal income tax returns for periods during which certain of our subsidiaries and operations were those of Covidien. In addition, the IRS continues to examine the U.S. federal income tax returns of Tyco International Ltd. (“Tyco International”). Open periods for examination include periods during which certain of our subsidiaries and operations were subsidiaries and operations of Covidien and of Tyco International. The resolution of the matters arising during periods in which certain of our subsidiaries and operations were subsidiaries and operations of Covidien will be subject to the provisions of the tax matters agreement with Covidien. The resolution of the matters arising during periods in which certain of our subsidiaries and operations were subsidiaries and operations of Tyco International will be subject to the provisions of the tax matters agreement with Covidien and the tax sharing agreement by and among Covidien, Tyco International and TE Connectivity Ltd. (the “Tyco tax sharing agreement”). We are not a party to the Tyco tax sharing agreement. Under our tax matters agreement with Covidien we will, however, be liable for certain taxes relating to our subsidiaries and operations arising during periods governed by the Tyco tax sharing agreement. Our liability for any taxes related to periods prior to the distribution (after taking into account certain tax benefits realized by us), including those which are subject to the provisions of the Tyco tax sharing agreement, will be subject to an overall limitation of $200 million. For a more detailed description of the tax matters agreement, see “Our Relationship with Covidien Following the Distribution—Tax Matters Agreement.”

Under the tax matters agreement with Covidien, Covidien will have the right to administer, control and settle, in its sole and absolute discretion, all tax audits that do not relate solely to non-U.S. taxes for periods prior to the separation that are not covered by the Tyco tax sharing agreement. The outcome of any such examination, and any associated litigation which might arise, is uncertain and could result in a significant increase in our liability for taxes arising during these periods, subject to the overall $200 million limitation described above. The timing and outcome of such examination or litigation is highly uncertain and could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows. Under the tax matters agreement, Covidien will agree to provide to us information it receives related to examinations of tax matters for which we may be liable but we will not otherwise be permitted to control or participate in the settlement or defense or such examinations.

Under the Tyco tax sharing agreement, Tyco International has the right to administer, control and settle all U.S. income tax audits for periods prior to the separation from Tyco International. In connection with such examinations, tax authorities, including the IRS, have proposed tax adjustments. Tyco International has appealed certain of the proposed tax adjustments and it is our understanding that Tyco International intends to vigorously defend its previously filed tax returns. In the event that Tyco International is unable to resolve these issues in the IRS administrative process, Tyco International will likely contest the adjustments through litigation. The outcome of any such litigation is uncertain and could result in a significant increase in our liability for taxes arising during these periods, subject to the overall $200 million limitation described above. While we believe that the amounts recorded as income taxes payable related to these adjustments are adequate, the timing and outcome of such litigation is highly uncertain and could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows. Under the tax matters agreement, Covidien will agree to provide to us information it receives from Tyco International related to examinations of tax matters for which we may be liable that are governed by the Tyco tax sharing agreement.

Examination and audits by tax authorities, including the IRS, could result in additional tax payments.

We provide reserves for potential payments of tax to various tax authorities related to uncertain tax positions. It is Covidien’s intention to vigorously defend our prior tax returns. However, the calculation of our tax liabilities involves the application of complex tax regulations to our global operations in many jurisdictions. Therefore, any dispute with a tax authority may result in a payment that is materially different from our current estimate of the tax liabilities associated with these returns. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the reserves generally would result in tax benefits being recognized in the period when we determine the reserves are no longer necessary. If our estimate of tax liabilities proves to be less than the amount for which we are ultimately liable, we would incur additional charges to expense and such charges could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

We may not be able to maintain a competitive worldwide effective corporate tax rate.

We cannot give any assurance as to what our effective tax rate will be after the distribution, because of, among other things, uncertainty regarding the tax policies of the jurisdictions where we operate. Our actual effective tax rate may vary from our expectation and that variance may be material. Additionally, the tax laws of Ireland and other jurisdictions could change in the future, and such changes could cause a material change in our effective tax rate.

Risks Related to Our Jurisdiction of Incorporation

Legislative action in the U.S. could materially adversely affect us.

Legislative action may be taken by the U.S. Congress which, if ultimately enacted, could limit the availability of tax benefits or deductions that we currently claim, override tax treaties upon which we rely, or otherwise affect the taxes that the U.S. imposes on our worldwide operations. Such changes could materially adversely affect our effective tax rate and/or require us to take further action, at potentially significant expense, to seek to preserve our effective tax rate. In addition, if proposals were enacted that had the effect of limiting our ability as an Irish company to take advantage of tax treaties with the U.S., we could incur additional tax expense and/or otherwise incur business detriment.

There is no guarantee that the High Court of Ireland approval of the creation of distributable reserves will be forthcoming.

While we currently do not intend for the foreseeable future to pay dividends, we may determine to pay dividends in the future, subject to applicable law. Under Irish law, dividends must be paid (and share repurchases must generally be funded) out of “distributable reserves,” which we will not have immediately following the distribution. See “Description of Mallinckrodt’s Share Capital—Dividends” and “Description of Mallinckrodt’s Share Capital—Share Repurchases and Redemptions.” Immediately after the separation, we will not have any “distributable reserves” but will have a significant amount of share premium. We intend to undertake an Irish legal process pursuant to which we will convert up to our entire share premium account to “distributable reserves.” This process will require the approval of the High Court of Ireland. Although we are not aware of any reason why the High Court of Ireland would not approve the creation of distributable reserves in this manner, the issuance of the required order is a matter for the discretion of the High Court of Ireland and there is no guarantee that such approval will be forthcoming. In the event that distributable reserves of Mallinckrodt are not created, no distributions by way of dividends, share repurchases or otherwise will be permitted under Irish law until such time as we have created sufficient distributable reserves from our operating activities.

Irish law differs from the laws in effect in the U.S. and may afford less protection to holders of our securities.

It may not be possible to enforce court judgments obtained in the U.S. against us in Ireland based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. We have been advised the U.S. currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland.

As an Irish company, we are governed by the Irish Companies Acts, which differ in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of our securities may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the U.S.

Irish law imposes restrictions on certain aspects of capital management.

Irish law allows our shareholders to pre-authorize shares to be issued by our board of directors without further shareholder approval for up to a maximum of five years. Our current authorization will therefore lapse approximately five years after the distribution unless renewed by shareholders and we cannot guarantee that such renewal will always be approved. Additionally, subject to specified exceptions, including the opt-out that will be included in our articles of association upon consummation of the distribution, Irish law grants statutory pre-emptive rights to existing shareholders to subscribe for new issuances of shares for cash. This opt-out also expires approximately five years after the distribution unless renewed by further shareholder approval and we cannot guarantee that such renewal of the opt-out from pre-emptive rights will always be approved. We cannot assure you that these Irish legal restrictions will not interfere with our capital management. See “Description of Mallinckrodt’s Share Capital—Share Capital” and “Description of Mallinckrodt’s Share Capital—Pre-emption Rights, Share Warrants and Share Options.”

Risks Related to Our Ordinary Shares

We cannot be certain that an active trading market for our ordinary shares will develop or be sustained after the distribution, and following the distribution, our share price may fluctuate significantly.

A public market for our ordinary shares does not currently exist. We anticipate that on or prior to the record date for the distribution, trading of our ordinary shares will begin on a “when-issued” basis and will continue through the distribution date. However, we cannot guarantee that an active trading market will develop or be sustained for our ordinary shares after the distribution. We also cannot predict the effect of the distribution on the trading prices of our ordinary shares or whether the combined market value of our ordinary shares and Covidien’s ordinary shares will be less than, equal to or greater than the market value of Covidien’s ordinary shares prior to the distribution.

The market price of our ordinary shares may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our results of operations;

•	changes in earnings estimated by securities analysts or our ability to meet those estimates;

•	the operating and share price performance of comparable companies;

•	changes to the regulatory and legal environment in which we operate; and

•	U.S. and worldwide economic conditions.

In addition, when the market price of a company’s ordinary shares drops significantly, shareholders often institute securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

A number of our ordinary shares are or will be eligible for future sale, which may cause our share price to decline.

Any sales of substantial amounts of our ordinary shares in the public market or the perception that such sales might occur, in connection with the distribution or otherwise, may cause the market price of our ordinary shares to decline. Upon completion of the distribution, we expect that we will have an aggregate of approximately [—] of our ordinary shares issued and outstanding. These shares will be tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), unless the shares are owned by one of our “affiliates,” as that term is defined in Rule 405 under the Securities Act.

We are unable to predict whether large amounts of our ordinary shares will be sold in the open market following the distribution. We are also unable to predict whether a sufficient number of buyers would be in the market at that time. A portion of Covidien’s ordinary shares is held by index funds tied to the Standard & Poor’s 500 Index (“S&P 500”) or other stock indices. We do not expect that Mallinckrodt will be included in the S&P 500. If Mallinckrodt is not included in the S&P 500 or other stock indices at the time of the distribution, these index funds may be required to sell our ordinary shares that they receive in the distribution, which may cause our share price to decline.

Your percentage of ownership in Mallinckrodt may be diluted.

Your percentage ownership in Mallinckrodt may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we expect to be granting to our directors, officers and employees. Such issuances may have a dilutive effect on our earnings per share, which could materially adversely affect the market price of our ordinary shares. In addition, Covidien equity awards held by Mallinckrodt employees will convert into Mallinckrodt equity awards in connection with the separation.

In addition, our articles of association entitle our board of directors, without shareholder approval, to cause us to issue preferred shares with such terms as the board may determine. Preferred shares may be preferred as to dividends, rights on a winding up or voting in such manner as our directors may resolve. The preferred shares may also be redeemable at the option of the holder of the preferred shares or at the option of Mallinckrodt, and may be convertible into or exchangeable for shares of any other class or classes of our shares, depending on the terms of such preferred shares. The terms of one or more classes or series of preferred shares could dilute the voting power or reduce the value of our ordinary shares. For example, we could grant the holders of preferred shares the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred shares could affect the residual value of our ordinary shares. See “Description of Mallinckrodt’s Share Capital.”

Certain provisions in our articles of association, among other things, could prevent or delay an acquisition of Mallinckrodt, which could decrease the trading price of our ordinary shares.

Our articles of association contain provisions that could have the effect of deterring coercive takeover practices, inadequate takeover bids and unsolicited offers. These provisions include, amongst others:

•

provisions of our articles of association which allow the company’s board of directors to adopt a shareholder rights plan (commonly known as a “poison pill”) upon such terms and conditions as the board of directors deems expedient and in the best interests of Mallinckrodt, subject to applicable law;

•

a provision of our articles of association which generally prohibits us from engaging in a business combination with an interested shareholder for a period of three years following the date the person became an interested shareholder, subject to certain exceptions;

•	rules regarding how shareholders may present proposals or nominate directors for election at shareholder meetings;

•	the right of our board of directors to issue preferred shares without shareholder approval in certain circumstances, subject to applicable law; and

•	the ability of our board of directors to fill vacancies on our board of directors in certain circumstances.

We believe these provisions will provide some protection to our shareholders from coercive or otherwise unfair takeover tactics. These provisions are not intended to make us immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that our board of directors determines is in the best interests of Mallinckrodt and its shareholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

In addition, several mandatory provisions of Irish law could prevent or delay an acquisition of Mallinckrodt. For example, Irish law does not permit shareholders of an Irish public limited company to take action by written consent with less than unanimous consent. We also will be subject to various provisions of Irish law relating to mandatory bids, voluntary bids, requirements to make a cash offer and minimum price requirements, as well as substantial acquisition rules and rules requiring the disclosure of interests in our ordinary shares in certain circumstances. Also, Irish companies, including Mallinckrodt, may only alter their memorandum of association and articles of association with the approval of the holders of at least 75% of the company’s shares present and voting in person or by proxy at a general meeting of the company.

For additional information on these and other provisions of our articles of association and Irish law that could be considered to have an anti-takeover effect, see “Description of Mallinckrodt’s Share Capital—Anti-Takeover Provisions.”

The agreements that we will enter into with Covidien in connection with the separation generally will require Covidien’s consent to any assignment by us of our rights and obligations under the agreements. The consent and termination rights set forth in these agreements might discourage, delay or prevent a change of control that shareholders may consider favorable. For a more detailed description of these agreements, see “Our Relationship with Covidien Following the Distribution.”

Moreover, an acquisition or further issuance of our ordinary shares after the separation could trigger the application of Section 355(e) of the Code, even if the distribution and certain related transactions undertaken in connection therewith otherwise qualify for tax-free treatment. Under Section 355(e) of the Code, we and/or Covidien could incur tax upon certain transactions undertaken in anticipation of the distribution if 50% or more, by vote or value, of our ordinary shares or Covidien ordinary shares are acquired or issued as part of a plan or series of related transactions that include the separation. The process for determining whether an acquisition or issuance triggering these provisions has occurred is complex, inherently factual and subject to interpretation. Any acquisitions or issuances of our ordinary shares or Covidien ordinary shares within two years after the distribution are presumed to be part of such a plan, although we or Covidien, as applicable, may be able to rebut that presumption. Moreover, under the tax matters agreement that we will enter into with Covidien, we will be restricted from engaging in certain transactions within two years of the distribution which potentially could trigger application of Section 355(e) of the Code. See “Our Relationship with Covidien Following the Distribution—Tax Matters Agreement.” During such period, these restrictions may limit the ability that we, or a potential acquirer of Mallinckrodt, have to pursue certain strategic transactions that might increase the value of our ordinary shares.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement and other materials Covidien and Mallinckrodt have filed or will file with the SEC contain, or will contain, certain forward-looking statements regarding business strategies, market potential, future financial performance and other matters. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify “forward-looking statements,” which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. In particular, information included under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and “The Separation” contain forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of Mallinckrodt management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Factors that could cause actual results or events to differ materially from those anticipated include the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

DIVIDENDS

Dividend Policy

We currently intend to retain any earnings to finance R&D, acquisitions and the operation and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future. The recommendation, declaration and payment of any dividends in the future by us will be subject to the sole discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, covenants associated with certain of our debt obligations, legal requirements, regulatory constraints and other factors deemed relevant by our board of directors. Moreover, if we determine to pay any dividends in the future, there can be no assurance that we will continue to pay such dividends.

Creation of Distributable Reserves

Under Irish law, we require “distributable reserves” in our unconsolidated balance sheet prepared in accordance with the Irish Companies Acts to enable us to make distributions to our shareholders (including by way of the payment of cash dividends or share repurchases). See “Description of Mallinckrodt’s Share Capital—Dividends” and “Description of Mallinckrodt’s Share Capital—Share Repurchases and Redemptions.”

Immediately following the separation, our unconsolidated balance sheet will not contain any distributable reserves, and “shareholders’ equity” in such balance sheet will be comprised entirely of “share capital” (equal to the aggregate par value of our ordinary shares issued in the distribution) and “share premium” (resulting from the issuance of our ordinary shares in the distribution and equal to (a) the aggregate value of Covidien’s Pharmaceuticals business at the time of its transfer to us less (b) the share capital). We therefore will not have the ability to pay dividends (or make other forms of distributions) immediately following the distribution. The current nominee shareholders of Mallinckrodt are expected to pass a resolution that would (subject to the approval of the High Court of Ireland) create distributable reserves following the distribution by converting to distributable reserves up to all of the share premium of Mallinckrodt.

The creation of distributable reserves described above is expected to be voted upon by Covidien shareholders at Covidien’s 2013 Annual General Meeting, which is scheduled for March 20, 2013. We will seek to obtain the approval of the High Court of Ireland, which is required for the creation of distributable reserves to be effective, as soon as practicable following the distribution. The approval of the High Court of Ireland is expected to be obtained within approximately two months of the consummation of the distribution, but is dependent on a number of factors, such as the case load of the High Court of Ireland at the time of our initial application, and court vacations.

Until the High Court of Ireland approval is obtained or distributable reserves are created as a result of the profitable operation of the Mallinckrodt group, we will not have sufficient distributable reserves to make distributions by way of dividends, share repurchases or otherwise. Although we are not aware of any reason why the High Court of Ireland would not approve the creation of distributable reserves, there is no guarantee that such approval will be forthcoming.

CAPITALIZATION

The following table sets forth our capitalization as of December 28, 2012 on a historical basis and on a pro forma basis to give effect to the pro forma adjustments included in our unaudited pro forma financial information. The historical information below does not necessarily reflect what our capitalization would have been had we operated as a separate, publicly traded company for the period presented and is not necessarily indicative of our future capitalization. This table should be read in conjunction with our unaudited pro forma condensed combined financial statements and accompanying notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our combined financial statements and accompanying notes included elsewhere in this information statement.

	December 28, 2012
(Dollars in Millions)	Actual	Pro Forma
Debt:
Current maturities of long-term debt:
7% debentures due December 2013	$5.8		$—
Capital lease obligation	1.3		1.3

Total current maturities of long-term debt and obligation under capital lease	7.1		1.3
Long-term debt:
9.5% bonds due May 2022	—		10.4
8% bonds due March 2023	—		8.0
Capital lease obligation	2.8		2.8

Total long-term debt and obligation under capital lease	2.8

Total debt	9.9

Equity:
Preferred shares, par value $0.20 per share	—
Ordinary shares, par value $0.20 per share	—
Additional paid-in capital	—
Parent company investment	2,028.2		—
Accumulated other comprehensive income	85.5		85.5

Total equity	2,113.7

Total capitalization	$2,123.6	$

We have not yet finalized our post-distribution capitalization; however, we currently expect to enter into an unsecured senior revolving credit facility in the amount of $250 million and to obtain debt in the amount of approximately $900 million in connection with the separation. We also expect to have approximately $170 million of cash on hand at the time of the distribution. Pro forma financial information reflecting our post-distribution capitalization will be included in an amendment to this information statement.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements have been derived from the historical combined financial statements of the Pharmaceuticals business of Covidien included elsewhere in this information statement. The unaudited pro forma condensed combined income statements assume that the separation from Covidien occurred on October 1, 2011, the first day of fiscal 2012. The unaudited pro forma condensed combined balance sheet assumes that the separation from Covidien occurred on December 28, 2012. These financial statements have been adjusted to reflect the following:

•

the transfer by Covidien to us of various corporate non-operating assets and liabilities historically managed by Covidien and its subsidiaries that are not related to our business and not included in our historical combined balance sheet and the transfer of certain of our assets and liabilities which will be retained by Covidien;

•	the distribution of our ordinary shares to Covidien’s shareholders and the elimination of historical parent company investment; and

•	our anticipated capital structure, including debt anticipated to be incurred.

The assumptions used and pro forma adjustments derived from such assumptions are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined financial data. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information. Management believes such assumptions are reasonable.

The following unaudited pro forma condensed combined financial statements should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and accompanying notes included elsewhere in this information statement. The unaudited pro forma condensed combined financial statements have been presented for informational purposes only. These unaudited pro forma condensed combined financial statements are not necessarily indicative of our results of operations or financial condition had the distribution and related transactions been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition that would have been obtained if we had operated as a separate, publicly traded company during such periods. In addition, they are not necessarily indicative of our future results of operations or financial condition.

During the three months ended December 28, 2012 and fiscal 2012, Covidien allocated general corporate expenses to us in the amount of $11.9 million and $49.2 million, respectively. General corporate expenses include, but are not limited to, costs related to finance, legal, information technology, human resources, communications, employee benefits and incentives, insurance and stock-based compensation, which are included in our historical results. Effective upon the separation, we will assume responsibility for all of these functions and related costs and anticipate our costs as a standalone company will be higher than those allocated to us from Covidien. In the first year following the separation, these operating costs are estimated to be approximately $[—] million to $[—] million higher than the general corporate expenses historically allocated from Covidien to us. No pro forma adjustments have been made to our financial statements to reflect the additional costs and expenses described in this paragraph because they are projected amounts based on judgmental estimates.

Covidien’s debt and the related interest expense have not been allocated to us for any of the periods presented since we are not the legal obligor of the debt and Covidien’s borrowings were not directly attributable to our business. Covidien does not intend to use any of the proceeds from our contemplated debt offering to repay any of its indebtedness.

THE PHARMACEUTICALS BUSINESS OF COVIDIEN PLC

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Three Months Ended December 28, 2012

(in millions, except per share data)

	Historical	Pro Forma Adjustments			Pro Forma
Net sales	$504.0	$—				$504.0
Cost of sales	270.5	—				270.5

Gross profit	233.5	—				233.5
Selling, general and administrative expenses	146.8	—				146.8
Research and development expenses	38.4	—				38.4
Separation costs	12.0	(12.0)	(a	)		—
Restructuring charges, net	0.2	—				0.2
Gain on divestiture	(0.7)	—				(0.7)

Operating income	36.8	12.0				48.8
Other income	0.2	—				0.2
Interest expense	(0.1)	(11.6)	(b	)		(11.7)

Income from continuing operations before income taxes	36.9	0.4				37.3
Provision for income taxes	17.1	(4.3)	(c	)		12.8

Income from continuing operations	$19.8	$4.7				$24.5

Pro forma earnings per share from continuing operations:
Basic					$		(d	)
Diluted					$		(e	)
Pro forma weighted-average shares outstanding:
Basic							(d	)
Diluted							(e	)

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

THE PHARMACEUTICALS BUSINESS OF COVIDIEN PLC

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Fiscal Year Ended September 28, 2012

(in millions, except per share data)

	Historical	Pro Forma Adjustments			Pro Forma
Net sales	$2,056.2	$—				$2,056.2
Cost of sales	1,091.4	—				1,091.4

Gross profit	964.8	—				964.8
Selling, general and administrative expenses	551.7	—				551.7
Research and development expenses	144.1	—				144.1
Separation costs	25.5	(25.5)	(a	)		—
Restructuring charges, net	11.2	—				11.2
Gain on divestiture	(2.9)	—				(2.9)

Operating income	235.2	25.5				260.7
Other income, net	1.0	—				1.0
Interest expense	(0.5)	(46.2)	(b	)		(46.7)
Interest income	0.4	—				0.4

Income from continuing operations before income taxes	236.1	(20.7)				215.4
Provision for income taxes	94.8	(29.6)	(c	)		65.2

Income from continuing operations	$141.3	$8.9				$150.2

Pro forma earnings per share from continuing operations:
Basic					$		(d	)
Diluted					$		(e	)
Pro forma weighted-average shares outstanding:
Basic							(d	)
Diluted							(e	)

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

THE PHARMACEUTICALS BUSINESS OF COVIDIEN PLC

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

At December 28, 2012

(in millions, except share data)

	Historical	Pro Forma Adjustments			Pro Forma
Assets
Current Assets:
Cash and cash equivalents	$—		$170.0	(f)		$170.0
Accounts receivable trade, less allowance for doubtful accounts	297.2		—	(g)		297.2
Inventories	483.1		—			483.1
Prepaid expenses and other current assets	156.4		(2.9)	(h)		153.5

Total current assets	936.7		167.1			1,103.8
Property, plant and equipment, net	964.4		—			964.4
Goodwill	531.8		—			531.8
Intangible assets, net	448.7		—			448.7
Other assets	176.6		23.7	(h)(i)		200.3

Total Assets	$3,058.2		$190.8			$3,249.0

Liabilities and Shareholders’ Equity
Current Liabilities:
Current maturities of long-term debt	$7.1		$(5.8)	(f)		$1.3
Accounts payable	113.7		—			113.7
Accrued and other current liabilities	242.3		(1.8)	(i)(j)		240.5

Total current liabilities	363.1		(7.6)			355.5
Long-term debt	2.8		918.4	(f)		921.2
Pension and postretirement benefits	150.4		6.9	(i)		157.3
Environmental liabilities	134.7		(94.7)	(k)		40.0
Other liabilities	293.5		278.0	(l)		571.5

Total Liabilities	944.5		1,101.0			2,045.5
Equity:
Preferred shares, $0.20 par value, [—] authorized; [—] issued and outstanding on a pro forma basis	—		—			—
Ordinary shares, $0.20 par value, [—] authorized; [—] issued and outstanding on a pro forma basis	—			(m)(n)
Additional paid-in capital	—			(n)
Parent company investment	2,028.2		(2,028.2)	(n)(o)		—
Accumulated other comprehensive income	85.5		—			85.5

Total Equity	2,113.7

Total Liabilities and Equity	$3,058.2	$			$

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

THE PHARMACEUTICALS BUSINESS OF COVIDIEN PLC

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(a)	Reflects the removal of separation costs directly related to the separation that were incurred during the historical period. These costs were primarily for tax, accounting and other professional fees.

(b)	Reflects the estimated increase in interest expense in connection with debt we expect to issue and assume prior to or at the time of separation. The pro forma impact was primarily based on the incurrence of $900 million of debt with an assumed weighted-average interest rate of 5.0%.

(c)	Reflects the tax effects of the pro forma adjustments at the applicable statutory income tax rates. Also represents a $5.6 million and $31.0 million decrease in income tax expense for the three months ended December 28, 2012 and fiscal 2012, respectively, due to changes in the internal capital structure resulting from the reorganization of our legal entities to facilitate the separation.

(d)	Pro forma basic earnings per share and pro forma weighted-average basic shares outstanding for the three months ended December 28, 2012 and fiscal 2012, respectively, reflect the estimated number of ordinary shares we expect to have outstanding upon completion of the distribution based on the number of Covidien ordinary shares outstanding on December 28, 2012 and September 28, 2012, respectively, adjusted for an assumed distribution ratio of one ordinary share of Mallinckrodt for every [—] Covidien ordinary shares.

(e)	Pro forma diluted earnings per share and pro forma weighted-average diluted shares outstanding reflect the estimated number of ordinary shares we expect to have outstanding upon completion of the distribution and reflect the potential issuance of ordinary shares under Covidien equity plans in which our employees participate based on the distribution ratio. While the actual dilutive impact in the future may differ from these estimates, we believe this estimate reflects a reasonable approximation of the dilutive impact of Covidien equity plans.

(f)	Primarily reflects the assumed issuance of $900 million of debt and the retention by Covidien of $730 million of cash proceeds thereof.

(g)	Upon separation, certain accounts receivable that cannot be segregated by business line will be retained by Covidien.

(h)	Represents the net transfer of $2.9 million of current deferred tax assets and $2.9 million of non-current deferred tax assets to Covidien as a result of the reorganization of our legal entities to facilitate the separation.

(i)	Reflects a $6.9 million increase to pension and postretirement benefits and a $0.6 million increase to accrued and other current liabilities for pension liabilities that are expected to be transferred to us and a $26.6 million increase to other assets for the transfer of investments held in a rabbi trust, the assets of which may be used to pay retirement benefits.

(j)	Represents the net transfer of $1.7 million of current income taxes payable and $0.7 million of current deferred tax liabilities to Covidien as a result of the reorganization of our legal entities to facilitate the separation.

(k)	Reflects the removal of an environmental liability related to a site located in Orrington, Maine. This liability was historically managed by us; however, it will be a liability of a Covidien entity following the separation.

(l)

Represents $114.9 million tax liabilities for uncertain tax benefits related to unresolved tax matters that will be transferred to us in connection with the separation, as set forth in the tax matters agreement that we expect to enter into with Covidien. As discussed in “Our Relationship with Covidien Following the Distribution—Tax Matters Agreement,” the tax matters agreement will govern the rights and obligations of Mallinckrodt and Covidien for certain tax liabilities with respect to periods or portions thereof ending on or before the date of the distribution. The actual amounts that we may be required to accrue or pay under the tax matters agreement will depend upon a number of factors, including the outcome of the unresolved tax matters. Also reflects a $163.1 million increase to deferred tax liabilities primarily resulting from the reorganization of our legal entities to facilitate the separation.

(m)	Represents the issuance of approximately [—] million ordinary shares at a par value of $0.20 per share. Our number of ordinary shares is based on the number of Covidien ordinary shares outstanding on December 28, 2012 and an expected distribution ratio of one ordinary share of Mallinckrodt for every [—] Covidien ordinary shares.

(n)	Represents the reclassification of Covidien’s net investment in us, to reflect the par value of our outstanding ordinary shares and additional paid-in capital.

(o)	Represents a net reduction to parent company investment as a result of the following:

•	Retention of cash by Covidien and incremental debt assumed from Covidien, both of which are described in (f);

•	Assumption of pension liabilities and transfer of related investments held in a rabbi trust, both of which are described in (i);

•	Removal of an environmental liability described in (k); and

•	Assumption of net tax liabilities described in (h), (j) and (l).

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table sets forth selected financial data for the Pharmaceuticals business of Covidien. The combined statement of income data for the three months ended December 28, 2012 and December 30, 2011 and the combined balance sheet data at December 28, 2012 have been derived from the unaudited condensed combined financial statements included elsewhere in this information statement. The combined statement of income data for fiscal 2012, 2011 and 2010 and the combined balance sheet data as of September 28, 2012 and September 30, 2011 are derived from our audited combined financial statements included elsewhere in this information statement. The combined statement of income data for fiscal 2009 and 2008 and the combined balance sheet data at December 30, 2011, September 24, 2010, September 25, 2009 and September 26, 2008 are derived from our unaudited combined financial statements that are not included in this information statement. The unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein.

The selected historical combined financial data presented below should be read in conjunction with our combined financial statements and accompanying notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited pro forma condensed combined financial statements and accompanying notes included elsewhere in this information statement. Our historical financial data may not be indicative of the results of operations or financial condition that would have been obtained if we had operated as a separate, publicly traded company during the periods presented or of our future performance as an independent company.

	Three Months Ended		Fiscal(1)
	December 28, 2012(2)	December 30, 2011(3)	2012(4)	2011(5)	2010(6)	2009(7)(9)	2008(8)(9)
(Dollars in Millions)
Combined Statement of Income Data:
Net sales	$504.0	$503.7	$2,056.2	$2,021.8	$2,047.6	$2,429.5	$2,199.8
Gross profit	233.5	234.8	964.8	914.9	932.4	1,296.3	1,023.9
Research and development expenses	38.4	37.1	144.1	141.5	119.1	155.2	109.2
Operating income(10)	36.8	60.6	235.2	240.7	240.4	508.5	363.6
Income from continuing operations before income taxes	36.9	61.2	236.1	243.2	243.2	512.0	366.8
Income from continuing operations	19.8	36.6	141.3	157.0	145.9	315.5	239.0
Combined Balance Sheet Data (End of Period):
Total assets	$3,058.2	$2,807.1	$2,874.6	$2,823.4	$2,888.3	$3,166.9	$3,120.9
Long-term debt	2.8	9.8	8.9	10.4	11.6	13.6	14.8
Parent company equity	2,113.7	1,838.4	1,891.9	1,788.7	1,835.9	2,016.4	2,128.6

(1)	Fiscal 2011 includes 53 weeks. All other fiscal years presented include 52 weeks.
(2)	The three months ended December 28, 2012 includes $12.0 million of separation costs and $1.0 million of restructuring and related charges, net.
(3)	The three months ended December 30, 2011 includes $5.9 million of restructuring and related charges, net and $4.0 million of separation costs.
(4)	Fiscal 2012 includes $25.5 million of separation costs and $19.2 million of restructuring and related charges, net.
(5)	Fiscal 2011 includes $10.0 million of restructuring and related charges, net and $2.9 million of separation costs.
(6)	Fiscal 2010 includes $31.3 million of product liability charges and $11.5 million of restructuring charges, net.
(7)

Fiscal 2009 includes a $71.2 million charge for the estimated additional cost to remediate environmental matters at a site located in Orrington, Maine and $27.8 million of product liability charges, net of insurance recoveries. Fiscal 2009 also includes a $35.3 million charge related to upfront fees and milestone payments related to a product acquisition and licensing arrangements, which was included in R&D expenses, and $26.7 million of restructuring charges, net.
(8)	Fiscal 2008 includes $6.1 million of restructuring charges, net.
(9)

Includes $354.5 million and $56.9 million of sales of oxycodone hydrocodone extended-release tablets in fiscal 2009 and 2008, respectively. These tablets were sold under a license agreement that began in the fourth quarter of fiscal 2008 and ended in the second quarter of fiscal 2009.

(10)

During the first three months of fiscal 2013 and 2012, Covidien allocated to us general corporate expenses in the amount of $11.9 million and $10.8 million, respectively. During fiscal 2012, 2011, 2010, 2009 and 2008, Covidien allocated to us general corporate expenses in the amount of $49.2 million, $56.3 million, $60.8 million, $60.6 million and $65.3 million, respectively. General corporate expenses include, but are not limited to, costs related to finance, legal, information technology, human resources, communications, employee benefits and incentives, insurance and stock-based compensation. Effective with the separation, we will assume responsibility for all of these functions and related costs and anticipate our costs as a standalone entity will be higher than those allocated to us from Covidien. In the first year following the separation, these operating costs are estimated to be approximately $[—] million to $[—] million higher than the general corporate expenses historically allocated from Covidien to us.

BUSINESS

Overview

We are a global company that develops, manufactures, markets and distributes both branded and generic specialty pharmaceuticals, API and diagnostic imaging agents. We use our API products in the manufacture of our generic pharmaceuticals and also sell them to other pharmaceutical companies. Our products are found in almost every hospital, standalone diagnostic imaging center or pharmacy in the U.S. and we have a sales presence in approximately 50 countries. Our diverse product portfolio and solid market positions reflect our 145-year history of pharmaceutical excellence with many innovations important for the treatment of pain, the development of the modern U.S. pharmaceuticals industry and the evolution of nuclear and diagnostic imaging.

We believe that our extensive commercial reach and chemistry expertise, coupled with our ability to deal with the highly regulated and technical nature of our business, have created compelling competitive advantages that we anticipate will sustain future revenue growth. We expect our investments in operating improvements to lead to cost efficiencies and continued margin expansion.

History and Development

Our Specialty Pharmaceuticals segment can trace its development from the founding of G. Mallinckrodt & Co. in 1867 (predecessor of today’s API business). We expanded from the controlled substance API business into controlled substance generics in the mid-1990s to become the 12th largest U.S. generic pharmaceuticals business in 2012 as measured by prescription volume. We started our Brands product portfolio in 2001 with the acquisition of a suite of products, including RESTORIL™ (temazepam) capsules (“Restoril”) and TOFRANIL-PM™ (imipramine pamoate) capsules (“Tofranil-PM”), from Novartis International AG (“Novartis”). Restoril is indicated for the short-term treatment of insomnia (generally seven to ten days), while Tofranil-PM is indicated for the relief of symptoms of depression. By 2010, we more than doubled our branded pharmaceuticals sales force to over 200 representatives and shifted our focus to pain management. We have since developed the business and are now providing physicians and patients with a comprehensive suite of pain management products, including our Exalgo 32 mg strength extended-release tablets (which were approved by the FDA in August 2012) and our co-promotions of Sumavel® DosePro® and Duexis®. Most recently, in October 2012, we acquired CNS Therapeutics, a specialty pharmaceutical company focused on developing and commercializing products for site-specific administration to the central nervous system to treat neurological disorders and intractable chronic pain.

Our Global Medical Imaging segment traces its start from a series of innovations by Mallinckrodt and its predecessors, including the introduction of barium in 1916, and of iodeikon as the first contrast agent for gall bladder imaging in 1920. In 1989, we launched our non-ionic iodinated contrast media product, Optiray, which remains our largest product and is used in conjunction with CT imaging technology. We further expanded our contrast media product line into the MRI contrast segment with the launch of Optimark in 2000. These products are associated with our CMDS business. We entered the nuclear imaging business in 1966 and started manufacturing and distributing our Ultra-Technekow DTE technetium generators. We subsequently launched a number of cold kits and other radioisotopes to expand our Nuclear Imaging product line. In 1994, we launched Octreoscan, the first molecular imaging agent to diagnose cancer. Finally in 2008, we launched a generic version of Cardiolite® (sestamibi), a leading branded cardiac imaging agent, which allowed us to fundamentally change the competitive dynamics for technetium generators and improve the overall profitability of our Global Medical Imaging segment.

In 2010, we divested our nuclear radiopharmacies in the U.S., which allowed us to focus our efforts on manufacturing and stabilizing our Mo-99 supply. Also, in 2010, we divested our Specialty Chemicals business (formerly known as “Mallinckrodt Baker”) to focus our businesses more on pharmaceuticals.

Mallinckrodt plc was incorporated in Ireland on January 9, 2013 for the purpose of holding Covidien’s Pharmaceuticals business following the separation. Prior to the transfer by Covidien to us of our business, which will occur immediately prior to the distribution, Mallinckrodt plc will have no operations other than those incidental to our formation and in preparation for the separation.

Our Competitive Strengths

We believe we have the following strengths:

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Expertise in the acquisition and importation of highly regulated raw materials, and strong regulatory relationships. We have expertise in the acquisition and importation of highly regulated raw materials, such as opioids, other controlled substances and radioisotopes. For example, in 2012, we believe we received almost 40% of the DEA’s total annual quota for controlled substances that we manufacture. In 2012, our Generics business had an approximate 30% market share of DEA Schedule II and III opioid, oral solid doses, based on IMS Health data. The acquisition of certain raw materials and the processing of them into finished products requires a close collaboration with a wide variety of regulatory authorities including the DEA, FDA, NRC, European Medicines Agency and Irish Medicines Board, among many others. We have a long history of working closely with regulatory agencies to ensure ongoing, reliable access to these highly regulated materials.

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Specialized chemistry, development and formulation expertise which supports a sustainable, robust product pipeline. We have specialized chemistry expertise in the formulation of new drug combinations and reformulation of existing drugs into a wide range of products, such as tablets, capsules, oral liquids and injectable products. In late 2009, we completed a significant upgrade to our formulation pilot plant in Webster Groves, Missouri. This expansion greatly enhanced our pharmaceutical formulation capability, which has resulted in an increase in both branded and generic formulations that have been approved by the FDA or that are in various stages of pre-clinical development, clinical development or regulatory review. On our Hazelwood, Missouri campus, we have a parenteral pilot plant focused on the reformulation of imaging agents for our Global Medical Imaging segment.

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The broadest portfolio of generic products and controlled substance API for pain and a growing pipeline of branded pharmaceutical pain products. Our Generics and API businesses have a strong position in the controlled substance generics market. We believe our Generics and API businesses offer the broadest product line of opioid and other controlled substances (primarily DEA Schedule II and III). Our strong market position is a result of the following:

¡	Formulation and manufacturing expertise in controlled substances and complex generics;

¡

Our commitment to investment in our R&D infrastructure and capabilities has resulted in a pipeline of generic and branded controlled substances, many of which are long-acting or hard to formulate products, which are under development or pending approval by the FDA. For example, on December 28, 2012, we became the first company to receive approval from the FDA to manufacture and market in the U.S. a generic version of Concerta. Total gross sales of Concerta and its authorized generic version exceeded $1.6 billion in the twelve months ended September 30, 2012, according to IMS Health data;

¡	Our strong position in controlled substance API and vertical integration from opioid raw materials to finished dosage forms; and

¡	U.S. importation restrictions of controlled substance API and finished products.

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Solid market position in diagnostic imaging agents. We believe that we are one of the top three participants globally in nuclear radiopharmaceutical products. We are one of only two manufacturers of Tc-99m generators (marketed under the brand name Ultra-Technekow DTE) in North America, one of only three in Europe and the only one on either continent that has its own Mo-99 processing facility, which provides cost and raw material supply advantages. In CMDS, we offer a fully integrated line of contrast media, pre-filled syringes and proprietary power injectors. Our leading contrast media product, Optiray, has been on the market for over 25 years and is differentiated in part by being offered in pre-filled syringes that fit our proprietary power injectors, which enhances clinician safety and reduces risks in medication management.

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Distinctive high-quality manufacturing and distribution skills with vertical integration where there are competitive advantages. Our manufacturing and supply chain capabilities enable highly efficient controlled substance tableting, packaging and distribution. Our investments include one of the world’s largest DEA Schedule C-II vault storage capacities for raw materials, intermediates and finished dosages. In our Global Medical Imaging segment, we have the capability to process Mo-99 for use in our Ultra-Technekow DTE (Tc-99m) generators and to manufacture cyclotron-derived isotopes such as thallium-201, indium-111, gallium-67, germanium-68 and iodine-123. In addition, we produce the large-volume terminally sterilized pre-filled plastic syringes that fit into our power injectors. Where appropriate, we have also pursued selective vertical integration initiatives to ensure our manufacturing and supply chain benefit from cost and productivity efficiencies, such as using several of our API products to provide the raw materials for some of our generic products.

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Global commercial reach. Our Global Medical Imaging segment operates throughout the world and its direct and indirect marketing and selling capabilities are tailored to business and geographic needs. Our Global Medical Imaging sales presence in approximately 50 countries has positioned us for expansion.

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Strong management team with extensive industry experience. We benefit from having a management team with extensive experience in small, medium and large life sciences firms. Mark Trudeau, who will serve as our President and Chief Executive Officer, has more than 29 years of experience in the pharmaceuticals industry. Prior to joining Covidien in January 2012, Mr. Trudeau served as Chief Executive Officer of Bayer Healthcare LLC USA, the U.S. healthcare business of Bayer AG and as President of Bayer HealthCare Pharmaceuticals U.S. Region. Mr. Trudeau also served on the Board of the Pharmaceutical Researchers and Manufacturers of America, the National Pharmaceutical Council and as a Trustee of the HealthCare Institute of New Jersey. Matthew Harbaugh will serve as our Senior Vice President and Chief Financial Officer. Mr. Harbaugh has worked in Covidien’s Pharmaceuticals business since joining Covidien in 2007 and has over 20 years of financial experience, mostly in the life sciences field. Additional members of the senior management team include Steve Carchedi, who will be our President of U.S. and Canadian Commercial Operations; Thomas Berry, who will be our Senior Vice President of Product Supply; David Silver, who will be our Senior Vice President of Strategy and Portfolio Management; Peter Edwards, who will be our Senior Vice President and General Counsel and Ian Watkins, who will be our Senior Vice President and Chief Human Resources Officer, who have 29, 35, 37, 22 and 28 years, respectively, of experience in life sciences fields.

While we have set forth our competitive strengths above, our business involves numerous risks and uncertainties which may prevent us from executing our strategies. These risks include, among others, risks relating to: DEA regulation of the availability of controlled substances that are API, drug products under development and marketed drug products; the highly exacting and complex nature of our manufacturing processes; the limited global supply of fission-produced Mo-99 for use in our Ultra-Technekow DTE generators; our customer concentration; cost-containment efforts of our customers, purchasing groups, third-party payors and governmental organizations; developing or commercializing new products or adapting to a changing technology and diagnostic treatment landscape; protecting our intellectual property rights or being subject to claims that we infringe on the intellectual property rights of others; and significant competition. For a more complete description of the risks associated with our business, see “Risk Factors.”

Our Businesses and Product Strategies

Information with respect to our Specialty Pharmaceuticals and Global Medical Imaging operating segments is included below and in note 12 to our interim unaudited condensed combined financial statements and note 21 to our annual combined financial statements.

Specialty Pharmaceuticals

Our Specialty Pharmaceuticals segment has two major components: (1) Brands, which we believe will continue to be a growth area for our business, and (2) Generics and API, which we expect will continue to grow and generate significant cash.

Our Brands business markets branded pain drugs, including Exalgo, to physicians. In addition, we have an organic pipeline of branded pain products that are either in clinical trials or awaiting approval from the FDA. We also provide generic drugs, including a variety of product formulations containing hydrocodone, oxycodone, methylphenidate and several other controlled substances. We have a pipeline of controlled substance generic products either in development or awaiting approval from the FDA. Our API business provides bulk API products, including opioids and acetaminophen, to a wide variety of pharmaceutical companies, many of which are direct competitors of our Brands and Generics businesses. In addition, we use our API for internal manufacturing of our finished dosage products. In fiscal 2012, our Specialty Pharmaceuticals segment accounted for 50% of net sales from our operating segments. We expect this segment will be a larger percentage of our business longer-term.

We are committed to responsible prescribing, dispensing, use and storage of opioid analgesics to avoid misuse, abuse, addiction, diversion and overdose. In 2010, we started the Collaborating & Acting Responsibly to Ensure Safety Alliance (the “C.A.R.E.S. Alliance”) which offers free non-branded tools and materials to patients, pharmacists and physicians to foster the safe use of opioid pain medications. The C.A.R.E.S. Alliance sponsors drug take back programs among other initiatives. In addition to educational efforts, we work closely with our major distributors to monitor suspicious controlled substance orders and take active steps to limit potential diversion.

Brands

We started our Brands product portfolio in 2001 with the acquisition of a suite of products, including Restoril and Tofranil-PM, from Novartis. In 2010, we decided to focus on pain management and launched our then newly acquired pain product, Exalgo. We subsequently gained approval for a 32 mg dosage strength of Exalgo in August 2012. In addition, we have filed a New Drug Application (“NDA”) for a product in development, known as MNK-395, a diclofenac topical solution in a metered-dose pump. In March 2013, the FDA requested additional information before this application can be considered for approval. In order to comply with this request, we are in the process of repeating a pharmacokinetic study. We anticipate that we will be able to submit the results from this study to the FDA in the third quarter of calendar 2013. Our development pipeline contains two extended-release formulations of controlled substance analgesics, which are in the late stages of clinical development. These two development products are combination products formulated with abuse-deterrent characteristics to address unmet needs in the market. Our strategy is to advance these pipeline products and bring them to market to expand the size and profitability of our Brands business. Moreover, we plan to enhance our branded commercial infrastructure by focusing on a multi-pronged approach of product launches, co-promotions, line extensions and selective acquisitions. Our intention is to increase our branded sales faster than our generic sales to drive margin expansion over the long term.

We promote our branded products directly to physicians (including, for example, pain specialists, anesthesiologists and orthopedic surgeons) with our own direct sales force of over 200 sales representatives. We also use our Brands sales force to co-promote two other products, Sumavel DosePro from Zogenix, Inc. and Duexis from Horizon Pharma, Inc. Sumavel DosePro is a sumatriptan injection that utilizes a needle-free delivery system to treat adults who have been diagnosed with acute migraine or cluster headaches. Duexis is a combination of non-steroid anti-inflammatory drug, ibuprofen and H2-receptor antagonist famotidine indicated for the relief of signs and symptoms of rheumatoid arthritis and osteoarthritis and administered to decrease the risk of upper gastrointestinal ulcers, which in clinical trials was defined as a gastric and/or duodenal ulcer in patients who are taking ibuprofen for those indications. In addition, we market our branded products directly to managed care organizations to gain access to drug formularies and allow patients access to these medications. Our products are purchased by wholesalers and retail pharmacy chains (among others) and are eventually dispensed by prescription to patients.

The following is a description of select products in our Brands product portfolio:

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Exalgo was acquired in June 2009. Exalgo extended-release tablets Class II (8 mg, 12 mg and 16 mg) were approved by the FDA in March 2010 for the treatment of moderate to severe pain in opioid-tolerant patients requiring continuous around-the-clock opioid analgesia for an extended amount of time. We launched these three tablet strengths of Exalgo in late April 2010. Exalgo is the only long-acting once-daily form of hydromorphone on the U.S. market and has shown significant prescription growth since product launch. In August 2012, the FDA approved a 32 mg strength extended-release tablet of Exalgo that further expanded the patient population that Exalgo can effectively treat with a single daily dose. Exalgo was granted marketing exclusivity in the U.S. as a prescription medicine until March 2013. There are two Orange Book-listed patents for this product, both of which expire in July 2014.

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Gablofen was acquired on October 1, 2012 with the acquisition of CNS Therapeutics. Gablofen is indicated for use in management of severe spasticity of cerebral or spinal origin in patients age four years and above. Gablofen is provided in three strengths and in vials (which are generally believed to be safer and more convenient than ampules for clinicians to use), as well as in pre-filled syringes. This pharmaceutical is delivered to the patient via intrathecal administration, i.e., an injection into the sheath around the spinal cord. Along with the acquisition of CNS Therapeutics came a developmental pipeline of additional presentations and strengths of Gablofen, as well as pain products for intrathecal administration.

Generics and API

We market our API products to other pharmaceutical companies around the world, many of which are competitors of our Brands and Generics businesses. Additionally, we use our API for internal manufacturing of our finished dosage products. We are among the largest manufacturers of bulk acetaminophen in the world and the only producer of acetaminophen outside of Asia. We manufacture controlled substances under strict DEA quota restrictions and in 2012 we received approximately 40% of the total DEA quota provided to the U.S. market for the controlled substances we manufacture. We believe that our strong market position in the API business and allocation of opioid raw materials from the DEA is a competitive advantage for our API business and in turn for our Generics and Brands businesses. The strategy for our API business is based on manufacturing large volumes of high-quality product and customized product offerings, responsive technical services and timely delivery to our customers.

We believe our Generics and API businesses represent the broadest product line of opioid and other controlled substances (primarily DEA Schedule II and III). Our Generics and API businesses have a strong position in the controlled substance generics market with products, including hydrocodone, hydrocodone-containing tablets, oxycodone and oxycodone-containing tablets, all of which are significant products in the overall pain products segment, as well as methylphenidate and other controlled substance products. Historically, our primary competition has been other U.S. participants due to importation restrictions on controlled substance API and finished products. Our commitment to investment in our R&D infrastructure and capabilities has resulted in a pipeline of generic controlled substances, many of which are long-acting or hard to formulate products, which are under development or pending approval by the FDA. For example, we were the first company to receive approval from the FDA to manufacture and market a generic version of Concerta, a branded pharmaceutical for the treatment of ADHD. Total gross sales of Concerta and its authorized generic version exceeded $1.6 billion in the twelve months ended September 30, 2012, according to IMS Health data. An authorized generic version is a version of a branded drug authorized by the holder of the NDA to be marketed under a different label and sold at a lower price. The other method for obtaining approval to produce a generic version is to submit an Abbreviated New Drug Application (“ANDA”) and have it approved by the FDA, as we did with respect to Concerta.

We market our generic products principally to drug wholesalers, large- and medium-size retail pharmacy chains, food store chains with pharmacies, pharmaceutical benefit managers that have mail order pharmacies, and hospital buying groups.

The following is a list of significant products and product families in our Generics and API product portfolio:

•	Acetaminophen (API) products (represent 11%, 11% and 10% of our total net sales in fiscal 2012, 2011 and 2010, respectively)

•	Hydrocodone (API) and hydrocodone-containing tablets

•	Oxycodone (API) and oxycodone-containing tablets

Global Medical Imaging

Our Global Medical Imaging segment develops, manufactures and markets products in two areas: (1) Contrast Media and Delivery Systems used in CT and MRI imaging, and (2) Nuclear Imaging, which provides radiopharmaceuticals used in SPECT imaging for myocardial perfusion cardiac imaging and bone scans. In fiscal 2012, our Global Medical Imaging segment accounted for 50% of net sales from our operating segments. We believe our Global Medical Imaging segment provides a platform for growth outside the U.S. and significant cash generation.

Contrast Media and Delivery Systems

Our contrast media include the brands Optiray for CT and Optimark for MRI, which are packaged in pre-filled syringes, vials and bottles. Our delivery systems include power injectors to allow delivery of contrast media into the patient, coordination of the timing of the injection with the CT or MRI scanner and delivery of the contrast media at a specific rate and volume. Our CMDS product strategy is based on differentiating our Optiray and Optimark brands with pre-filled syringes as opposed to vials or bulk containers that must be transferred to a syringe for injection. Pre-filled syringes offer a safer alternative to self-filled doses and offer risk reduction benefits that address The Joint Commission (formerly the Joint Commission on Accreditation of Healthcare Organizations) and U.S. Pharmacopeia <797> guidelines. In addition, our pre-filled syringes are color coded and pre-labeled for easier medication management. Our delivery systems are marketed under the brand Optivantage™ DH for CT, Optistar™ for MRI and Illumena™ for cardiac catheterization laboratories. All of our injectors can accept both pre-filled syringes and our disposable syringes for use with saline and/or contrast media. We sell our CMDS products to hospitals and imaging centers through GPOs and otherwise.

The following are significant products in our CMDS product portfolio:

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Optiray (ioversol injection) is a low osmolar, lower viscosity and nonionic organically bound solution of iodine with a broad range of indications in CT imaging procedures (including, for example, peripheral and coronary arteriography, angiography and venography). Optiray is available in a Radio Frequency Identification (“RFID”)-enabled Ultraject pre-filled syringe that, when combined with a RFID-enabled Optivantage Dual-Head CT Contrast Delivery System (“Optivantage DH”)—a medical device used to synchronize the injection of contrast media with the CT scanner—provides a safer and more efficient method of delivering contrast media. Sales of our Optiray product represent 17%, 19% and 17% of our total net sales in fiscal 2012, 2011 and 2010, respectively. Optiray has been on the market for approximately 25 years. The high capital intensity in manufacturing API for Optiray products and our significant scale have contributed to the longevity of this product.

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Optimark (gadoversetamide injection) is a non-ionic extracellular Gadolinium-Based Contrast Agent (“GBCA”) indicated for use with MRI in patients where abnormal vascularity of the brain or liver is suspected. It is the only GBCA approved by the FDA for administration by power injector and is available in pre-filled syringes to help reduce medication errors and improve patient safety.

Nuclear Imaging

Our Nuclear Imaging business manufactures radioactive isotopes for the diagnosis and treatment of disease. Our nuclear radiopharmaceutical product offering includes both “hot” radioisotopes (primarily Tc-99m, used in approximately 80% of nuclear medicine imaging procedures) and “cold” kits (tagging agents that are paired with “hot” radioisotopes for diagnostic procedures). We have significant expertise in managing the highly regulated nature of the radioactive materials used to manufacture the isotope generators and the short half-life of isotopes, which precludes stockpiling and requires exacting execution along all aspects of the supply chain. We believe that our investment in Tc-99m generators in North America and Europe, our own Mo-99 processing facility and a very well-coordinated logistics network provides us with a significant competitive advantage. Our strategy for our Nuclear Imaging business is focused on bolstering the Tc-99m/Mo-99 supply chain through supplier diversification and our investments in new generator manufacturing lines. For example, in the Spring of 2010, we entered into an agreement to obtain Mo-99 from the Maria nuclear research reactor in Poland. The Maria agreement complements our other agreements to obtain Mo-99 from the High Flux Reactor in the Netherlands and the BR2 reactor in Belgium. In addition, we are able to purchase finished Mo-99 from other suppliers in the marketplace with whom we do not have long-term supply agreements. Going forward, we will continue to seek further diversification of our supplier base.

We intend to ultimately eliminate the use of HEU in favor of using LEU. We currently use HEU targets for the production of Mo-99. In 2004, the U.S. National Security Administration established its Global Threat Initiative to, as quickly as possible, identify, secure, remove and/or facilitate the disposition of vulnerable, high-risk nuclear and radiological materials around the world. Included as one of the stated initiatives is the conversion by research reactors and isotope production facilities to LEU from HEU. We are in the process of converting our Mo-99 production operation in the Netherlands to LEU targets. For a discussion of how Mo-99 is used in our business, see “—Raw Materials” and “Risk Factors.” We primarily market our nuclear radiopharmaceutical products to nuclear radiopharmacies in the U.S. and to hospitals in Europe.

The following are significant products in our Nuclear Imaging product portfolio:

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Ultra-Technekow DTE is a dry-ship, top eluting Tc-99m radioisotope generator that provides an on-site isotope source of Tc-99m solution that is combined by a nuclear pharmacist with various “cold kit” targeting agents to prepare an individualized radiopharmaceutical dose. The prepared Tc-99m radiopharmaceutical is used in procedures using SPECT. SPECT radiopharmaceutical scans account for approximately 85% of all radiopharmaceutical scans and are used in a number of applications including myocardial perfusion imaging and bone scans. Tc-99m is a decay product of Mo-99, the parent isotope contained in the Tc-99m generator. We are one of only a limited number of manufacturers of Tc-99m generators in North America and in Europe and the only one on either continent that has its own Mo-99 processing facility, which provides significant cost and raw material supply advantages.

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Octreoscan (kit for the preparation of indium In-111 pentetreotide) is a unique molecular imaging agent used for the localization of primary and metastatic neuroendocrine tumors bearing somatostatin receptors. The product was approved by the FDA in June 1994 and is sold primarily in the U.S. and Europe. There are three Orange Book-listed patents for the drug product and usage in detection of neuroendocrine tumors. The last patent expires in July 2015.

Industry Overview and Trends

We believe our businesses are well positioned in attractive markets based on a broadening of access to healthcare globally, increased demand for pharmaceutical products from emerging markets and the medical industry’s continued focus on diagnostic imaging for the early diagnosis of diseases.

We expect that the specialty pharmaceuticals market in the U.S. will likely grow in the mid-to-high single digits in the near-term, with the most successful companies being focused on innovation in single molecule therapeutics. With respect to branded drugs, most disease areas are addressed by products of a small group of companies that can create extensions of existing brands. Pain management represents the largest therapeutic prescription market in the U.S., with pain medications accounting for approximately one out of every ten dispensed prescriptions in 2011. Pain management is a time-tested therapeutic area, and pain products have been available on the U.S. market since the 1920s.

We believe our experience satisfying the regulatory requirements relating to raw materials for nuclear radiopharmaceuticals provides competitive advantages versus other potential competitors. Currently, imaging tends to be concentrated in developed markets due to its high capital-intensity requirements. However, there are opportunities for growth in emerging markets as governments build out their healthcare infrastructure.

Competition

Specialty Pharmaceuticals

The pharmaceutical industry is highly competitive. Our Specialty Pharmaceuticals products compete with products manufactured by many other companies in highly competitive markets primarily throughout the U.S. Our competitors vary depending upon therapeutic and product categories. Major competitors of our Specialty Pharmaceuticals business segment include Actavis, Inc. (formerly Watson Pharmaceuticals, Inc.), Endo Health Solutions Inc., Johnson & Johnson, Johnson Matthey plc, Mylan Inc., Noramco, Inc., Pfizer Inc., Purdue Pharma L.P., and Teva Pharmaceutical Ltd., among others. Our secure sources of raw opioid material, vertically integrated manufacturing capabilities, broad offerings of API controlled substances and acetaminophen, comprehensive generic controlled substance product line and established relationships with retail pharmacies enable us to compete effectively with larger generics manufacturers. In addition, we believe that our experience with the FDA, DEA and Risk Evaluation and Mitigation Strategies (“REMS”) provides us the knowledge to successfully operate in this highly competitive and highly regulated environment.

In our Brands business, we compete principally through our targeted product development and acquisition and in-licensing strategies. The competitive landscape in the acquisition and in-licensing of pharmaceutical products has intensified in recent years as there has been a reduction in the number of compounds available and an increase in the number of companies and the collective resources bidding on available assets. In addition to product development and acquisitions, other competitive factors in the pharmaceutical industry include product efficacy, safety, ease of use, price, demonstrated cost-effectiveness, marketing effectiveness, service, reliability of supply, reputation and access to technical information.

The highly competitive environment of our Brands business requires us to continually seek out technological innovations and to market our products effectively. Some of our current branded products not only face competition from other brands, but also from generic versions. Generic versions are generally significantly less expensive than branded versions, and, where available, may be required in preference to the branded version under third-party reimbursement programs or substituted by pharmacies. If competitors introduce new products, delivery systems or processes with therapeutic or cost advantages, our products can be subject to progressive price reductions, decreased sales volume or both. Most new products that we introduce must compete with other products already on the market or products that are later developed by competitors. Manufacturers of generic pharmaceuticals typically invest far less in R&D than research-based pharmaceutical companies and therefore can price their products significantly lower than branded products. Accordingly, when a branded product loses its market exclusivity, it normally faces intense price competition from generic forms of the product. To successfully compete for business with managed care and pharmacy benefits management organizations, we must often demonstrate that our branded products offer not only medical benefits but also cost advantages as compared with other forms of care.

In our Generics business, we face intense competition from other generic drug manufacturers, brand-name pharmaceutical companies through authorized generics, existing branded equivalents and manufacturers of therapeutically similar drugs. In the market for generic pharmaceuticals, the competition varies depending on the specific product category and dosage strength. One of our key advantages in this market is our vertical integration—the production of our own API for most of our generic products. Among the large generic controlled substance providers, we are the only generic manufacturer that has its own controlled substance API manufacturing capability.

We believe that our competitive advantages in the generic pharmaceuticals business include our ability to introduce new generic versions of brand-name drug products, our formulation expertise and drug delivery technology, our access to controlled substance API, our quality and cost-effective production, our customer service and the breadth of our generic product line.

As a result of consolidation among wholesale distributors and rapid growth of large retail drug store chains, a small number of large wholesale distributors and retail drug store chains control a significant share of the market, and the number of independent drug stores and small drug store chains has decreased. This has resulted in customers gaining more purchasing power. Consequently, there is heightened competition among generic drug producers for the business of this smaller and more selective customer base.

In our API business, we believe that our competitive advantages include our manufacturing capabilities in controlled substances that enable high-speed, high-volume tableting, packaging and distribution. Additionally, we believe we offer customers reliability of supply and broad-based technical customer service.

Newly introduced generic products with limited or no other generic competition are typically sold at higher selling prices. As competition from other generic products increases, selling prices for all participants typically decline. Consequently, the maintenance of profitable operations in generic pharmaceuticals depends, in part, on our ability to select, develop and timely launch new generic products and to manufacture such new products in a cost efficient, high-quality manner. New drugs and future developments in improved and/or advanced drug delivery technologies or other therapeutic techniques may provide therapeutic or cost advantages to competing products.

Global Medical Imaging

We compete primarily on the ability of our products to capture market share. While we believe that the number of procedures using contrast media will grow in emerging markets due in part to increasing access to healthcare, we expect that our ability to compete with other providers of contrast media will be impacted by pricing pressures. We believe that our key product characteristics, such as proven efficacy, reliability and safety, coupled with our core competencies such as our efficient manufacturing processes, established distribution network, field sales organization and customer service, are important factors that distinguish us from our competitors.

The market for imaging agents is highly competitive. Major competitors in our Global Medical Imaging segment include, among others:

•	for contrast imaging agents: GE Healthcare, a division of General Electric Company, Bracco Imaging S.p.A., Bayer AG and Guerbet Group;

•	for delivery systems: Nemoto & Co, Ltd.; for CMDS: Bayer AG and Bracco Imaging S.p.A.;

•	for radiopharmaceutical generators sold in the U.S.: Lantheus Medical Imaging, Inc.;

•	for radiopharmaceutical generators sold in Europe: GE Healthcare and IBA Group; and

•	for radiopharmaceutical SPECT cold kits: Lantheus Medical Imaging, Inc., GE Healthcare, Bracco Imaging S.p.A. and IBA Group.

Unlike most of our competition, we offer a full line of CMDS and radiopharmaceutical products. Our broad product portfolio allows us to be a complete source for most imaging agent needs.

Our current or future products could be rendered obsolete or uneconomical as a result of the competition described above and the factors described in “—Intellectual Property” below. Our failure to compete effectively could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

Intellectual Property

We own or license a number of patents in the U.S. and other countries covering certain products and have also developed brand names and trademarks for other products. Generally, our Brands business relies upon patent protection to ensure market exclusivity for the life of the patent. We consider the overall protection of our patents, trademarks and license rights to be of material value and act to protect these rights from infringement. However, our business is not materially dependent upon any single patent, trademark or license or any group of patents, trademarks or licenses.

In the branded pharmaceutical industry, the majority of an innovative product’s commercial value is usually realized during the period in which the product has market exclusivity. In the U.S. and some other countries, when market exclusivity expires and generic versions of a product are approved and marketed, there often are very substantial and rapid declines in the branded product’s sales. The rate of this decline varies by country and by therapeutic category; however, following patent expiration, branded products often continue to have some market viability based upon the goodwill of the product name, which typically benefits from trademark protection or is based on the difficulties associated with replicating the product formulation or bioavailability.

An innovator product’s market exclusivity is generally determined by two forms of intellectual property: patent rights held by the innovator company and any regulatory forms of exclusivity to which the innovator is entitled.

Patents are a key determinant of market exclusivity for most branded pharmaceuticals. Patents provide the innovator with the right to exclude others from practicing an invention related to the product. Patents may cover, among other things, the active ingredient(s), various uses of a drug product, pharmaceutical formulations, drug delivery mechanisms, and processes for (or intermediates useful in) the manufacture of products. Protection for individual products extends for varying periods in accordance with the expiration dates of patents in the various countries. The protection afforded, which may also vary from country to country, depends upon the type of patent, its scope of coverage, and the availability of meaningful legal remedies in the country.

Market exclusivity is also sometimes influenced by regulatory intellectual property rights. Many developed countries provide certain non-patent incentives for the development of pharmaceuticals. For example, the U.S., E.U. and Japan each provides for a minimum period of time after the approval of certain new drugs during which the regulatory agency may not rely upon the innovator’s data to approve a competitor’s generic copy. Regulatory intellectual property rights are also available in certain markets as incentives for research on new indications, orphan drugs (i.e., drugs that demonstrate promise for the diagnosis and/or treatment of rare diseases or conditions) and medicines that may be useful in treating pediatric patients. Regulatory intellectual property rights are independent of any patent rights and can be particularly important when a drug lacks broad patent protection. However, most regulatory forms of exclusivity do not prevent a competitor from gaining regulatory approval prior to the expiration of regulatory data exclusivity on the basis of the competitor’s own safety and efficacy data on its drug, even when that drug is identical to that marketed by the innovator.

We estimate the likely market exclusivity period for each of our branded products on a case-by-case basis. It is not possible to predict with certainty the length of market exclusivity for any of our branded products because of the complex interaction between patent and regulatory forms of exclusivity, the relative success or lack thereof by potential competitors’ experience in product development and inherent uncertainties concerning patent litigation. There can be no assurance that a particular product will enjoy market exclusivity for the full period of time that we currently estimate or that the exclusivity will be limited to the estimate.

In addition to patents and regulatory forms of exclusivity, we also market products with trademarks. Trademarks have no effect on market exclusivity for a product, but are considered to have marketing value. Trademark protection continues in some countries as long as used; in other countries, as long as registered. Registrations of such trademarks are for fixed terms and subject to renewal as provided by the laws of the particular country.

Research and Development

We devote significant resources to the research and development of products and proprietary drug delivery technologies. We incurred R&D expenses of $144.1 million, $141.5 million and $119.1 million in fiscal 2012, fiscal 2011 and fiscal 2010, respectively. Our R&D group comprises a number of highly experienced, trained and skilled individuals, with nearly 25% holding Ph.D. degrees.

In our Brands business, we invest significantly into the research and development of our branded products, and plan on increasing such investment in the future. A number of our branded products are protected by patents and have enjoyed market exclusivity. Our R&D strategy focuses on branded product development in the area of pain and other central nervous system areas, such as spasticity. We are presently developing a number of branded products, some of which utilize novel drug-delivery systems, through a combination of internal and collaborative programs. As of January 31, 2013, we had one NDA under review in the U.S.

As noted above, we market our products to pain specialists, anesthesiologists, neurologists and other physician specialists. In targeting future R&D spending, we would consider new products that can be sold to these physician specialists.

In our Generics business, we are presently developing a number of generic products through a combination of internal and collaborative programs. From a product development perspective, we are focused on controlled substances and difficult-to-replicate pharmacokinetic profiles. In addition, we are focused on process improvements to increase yields and reduce costs. As of January 31, 2013, we had five ANDAs awaiting review in the U.S. Our Generics R&D is focused on developing ANDA products that are DEA-controlled substances and difficult to replicate formulations that we believe will provide sustainable growth. Our API R&D is focused on process improvement to our core products to increase manufacturing yields and reduce our costs. We also selectively add API products to our portfolio where we believe we have created a unique, cost-effective and competitive manufacturing process. While we patent some of these API process improvements, many more are kept as trade secrets.

Our main focus for our Global Medical Imaging segment is to enhance our CMDS products by having them communicate directly with hospital information systems, by developing specific devices to target emerging markets and by expanding our nuclear imaging portfolio. To this end, we are improving our CMDS platform by enhancing our RFID technology, pre-filled syringes and data management to provide a seamless transmission of key procedure and product information directly to the user’s information systems. In addition, we are designing injectors to meet the needs of emerging markets. In our Nuclear Imaging business, we are expanding our portfolio by developing additional radioisotopes and radiopharmaceuticals while utilizing existing cyclotron and radiopharmaceutical product capacity.

Select Products in Development

Our pipeline portfolio contains various products and product candidates that are the reformulation of existing molecules for the treatment of pain and close adjacencies. The following are our most promising pipeline products:

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MNK-395 is a new 2% formulation of diclofenac topical solution indicated for the treatment of osteoarthritis of the knee. This new formulation was studied using a twice-daily administration and is dispensed for topical usage by a new metered dose pump bottle. The NDA for MNK-395 was submitted in June 2012. In March 2013, the FDA requested additional information before this application can be considered for approval. In order to comply with this request, we are in the process of repeating a pharmacokinetic study. We anticipate that we will be able to submit the results from this study to the FDA in the third quarter of calendar 2013.

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MNK-795 is a novel reformulation of existing controlled substance analgesic combination products that may be indicated for acute, moderate to severe pain. MNK-795 was formulated as a low dose product to fulfill an unmet clinical need in the market and also has certain abuse-deterrent characteristics. MNK-795 has completed its pivotal Phase III trial and is being prepared for NDA submission to the FDA in the first half of 2013. The formulation uses the patented Depomed, Inc. (“Depomed”) Acuform™ drug-delivery technology licensed in 2009.

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MNK-155 is a novel reformulation of a different combination of controlled substance analgesic products that may be indicated for acute, moderate to severe pain. MNK-155 was formulated as a low-dose product to fulfill an unmet clinical need in the market and also has certain abuse-deterrent characteristics. MNK-155 entered Phase III clinical development in the first half of fiscal 2013. The formulation uses the patented Depomed Acuform drug-delivery technology licensed in 2009.

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Intrathecal Product Development—Our acquisition of CNS Therapeutics in 2012 provided us with an R&D pipeline of additional formulations/presentations of Gablofen for the management of severe spasticity, which are at various stages of development. In addition to Gablofen line extensions, we also have several pain products in development for intrathecal administration (i.e., an injection into the sheath around the spinal cord), which would provide an alternative to products that are only available today through compounding pharmacies. Additionally, this R&D pipeline may present opportunities for development of certain products that would be eligible to receive orphan status from the FDA.

Key Areas of Study

Our R&D scientists have developed expertise in a number of platform technologies including:

•	Formulation of oral solids in novel ways to mimic patented delivery systems;

•	Formulation of parenteral products to provide sustained blood levels of select small molecules;

•	Linker technology to attach small molecules to radioisotopes; and

•	Abuse-deterrent characteristics for oral solids in both immediate-release as well as extended-release to limit abuse and misuse of controlled substances.

While many of these programs are in pre-clinical development, we anticipate that some of these will form the basis of novel products in the future. However, there is no guarantee that any of the studies underway will lead to the development of a product or whether or when such product will be further developed, launched and become commercially viable.

Pilot Plants

To facilitate our development efforts we have two pilot plants where we can test and scale our manufacturing processes for new products without impacting our core manufacturing plants. The two pilot plants are for generic and branded oral formulation product development and for generic or branded parenteral product development. In late 2009, we completed a significant upgrade to our formulation pilot plant in Webster Groves, Missouri. This expansion greatly enhanced our pharmaceutical formulation capability, which has resulted in a significant increase in both branded and generic formulations that have been approved by the FDA or that are in various stages of pre-clinical development, clinical development or regulatory review. On our Hazelwood, Missouri campus, we have a parenteral pilot plant focused on the reformulation of imaging agents for our Global Medical Imaging segment.

Quality Assurance Requirements

The FDA enforces regulations to ensure that the methods used in, and the facilities and controls used for, the manufacture, processing, packaging and holding of drugs and medical devices conform to cGMP. The cGMP regulations the FDA enforces are comprehensive and cover all aspects of manufacturing operations, from receipt of raw materials to finished product distribution to ensure that the finished product meets all the identity, strength, quality and purity characteristics required of them. The cGMP regulations for devices, called the Quality System Regulations, are also comprehensive and cover all aspects of device manufacture, from pre-production design validation to installation and servicing, insofar as they bear upon the safe and effective use of the device and whether the device otherwise meets the requirements of U.S. Federal Food, Drug and Cosmetic Act (the “FFDCA”). Other regulatory authorities have their own cGMP rules. Ensuring compliance requires a continuous commitment of time, money and effort in all operational areas.

The FDA conducts pre-approval inspections of facilities engaged in the development, manufacture, processing, packing, testing and holding of the drugs subject to NDAs and ANDAs. If the FDA concludes that the facilities to be used do not or did not meet cGMP, good laboratory practice (“GLP”) or good clinical practice (“GCP”) requirements, it will not approve the application. Corrective actions to remedy the deficiencies must be performed and are usually verified in a subsequent inspection. In addition, manufacturers of both pharmaceutical products and API used to formulate the drug also ordinarily undergo a pre-approval inspection, although the inspection can be waived when the manufacturer has had a passing cGMP inspection in the immediate past. Failure of any facility to pass a pre-approval inspection will result in delayed approval and could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

The FDA also conducts periodic inspections of drug and device facilities to assess their cGMP status. If the FDA were to find serious cGMP non-compliance during such an inspection, it could take regulatory actions that could materially adversely affect our business, results of operations, financial condition and cash flows. Additionally, imported API and other components needed to manufacture our products could be rejected by U.S. Customs and Border Protection, usually after conferring with the FDA. In the case of domestic facilities, the FDA could initiate product seizures or, in some instances, require product recalls and seek to enjoin a product’s manufacture and distribution. In certain circumstances, violations could support civil penalties and criminal prosecutions. In addition, if the FDA concludes that a company is not in compliance with cGMP requirements, sanctions may be imposed that include preventing that company from receiving the necessary licenses to export its products and classifying that company as an “unacceptable supplier,” thereby disqualifying that company from selling products to federal agencies.

Regulatory Matters

United States

In general, drug manufacturers operate in a highly regulated environment. In the U.S., we must comply with laws, regulations, guidance documents and standards promulgated by the FDA, the Department of Health and Human Services, the DEA, the EPA, the NRC, the Customs Service, and state boards of pharmacy.

The FDA’s authority to regulate the safety and efficacy of pharmaceuticals comes from the FFDCA. In addition to reviewing NDAs, for branded drugs, and ANDAs, for generic drugs, the FDA has the authority to ensure that pharmaceuticals introduced into interstate commerce are neither “adulterated” nor “misbranded.”

Adulterated means that the product may cause or has caused injury to patients when used as intended because it fails to comply with current cGMP. Misbranded means that the labels of, or promotional materials for, the product contain false or misleading information. Failure to comply with applicable FDA and other federal and state regulations could result in product recalls or seizures, partial or complete suspension of manufacturing and/or distribution, refusal to approve pending NDAs or ANDAs, monetary fines, civil penalties and/or criminal prosecution.

In order to market and sell a new prescription drug product in the U.S., a drug manufacturer must file with the FDA an NDA that shows the safety and effectiveness of (a) a new chemical entity that serves as the API, known as a 505(b)(1) NDA; or (b) a product that has significant differences from an already approved one (e.g., different dosage strengths or route of administration), known as a 505(b)(2) NDA. Alternatively, in order to market and sell a generic version of an already approved drug product, a drug manufacturer must file an ANDA that shows that the generic version is “therapeutically equivalent” (i.e., behaves almost the same when taken by a patient) to the branded drug product and therefore is substitutable.

NDA Process. The path leading to FDA approval of an NDA for a new chemical entity (“NCE”) begins when the drug product is merely a chemical formulation in the laboratory. In general, the process involves the following steps:

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Completion of formulation, laboratory and animal testing in accordance with GLP that fully characterizes the drug product from a pre-clinical perspective and provides preliminary evidence that the drug product is safe to test in human beings;

•	Filing with the FDA an Investigational New Drug Application that will permit the conduct of clinical trials (i.e., testing in human beings under adequate and well-controlled conditions);

•	Designing and conducting clinical trials to show the safety and efficacy of the drug product in accordance with GCP;

•	Submitting the NDA for FDA review, which provides a complete characterization of the drug product;

•	Satisfactory completion of FDA pre-approval inspections regarding the conduct of the clinical trials and the manufacturing processes at the designated facility in accordance with cGMP;

•	If applicable, satisfactory completion of an FDA Advisory Committee meeting in which the Agency requests help from outside experts in evaluating the NDA;

•	Final FDA approval of the full prescribing information, labeling and packaging of the drug product; and

•	Ongoing monitoring and reporting of adverse events related to the drug product, implementation of a REMS program, if applicable, and conduct of required Phase IV studies.

Clinical trials are typically conducted in four sequential phases, although they may overlap. The four phases are as follows:

•	Phase I trials are typically small (less than 100 healthy volunteers) and are designed to determine the toxicity and maximum safe dose of the drug product.

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Phase II trials usually involve 100 to 300 participants and are designed to determine whether the drug product produces any clinically significant effects in patients with the intended disease or condition. If the results of these trials show promise, then a larger Phase III trial may be conducted.

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Phase III trials are often multi-institution studies that involve a large number of participants and are designed to show efficacy. Phase III (and some Phase II) trials are designed to be pivotal, or confirmatory trials. The goal of a pivotal trial is to establish the safety and efficacy of a drug product by eliminating biases and increasing statistical power.

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In some cases, the FDA requires Phase IV trials, which are usually performed after the NDA has been approved. Such post-marketing surveillance is intended to obtain more information about the risks of harm, benefits and optimal use of the drug product by observing the results of the drug product in a large number of patients.

A drug manufacturer may conduct clinical trials either in the U.S. or outside the U.S., but in all cases must comply with GCP, which includes (a) a legally effective informed consent process when enrolling participants; (b) an independent review by an Institutional Review Board (“IRB”) to minimize and manage the risks of harm to participants; and (c) ongoing monitoring and reporting of adverse events related to the drug product.

The path leading to FDA approval of an NDA for a drug product that has significant differences from an already approved one is somewhat shorter. The FDA requires a drug manufacturer to submit data from either already published reports or newly conducted studies that show the safety and efficacy of those differences.

Under the U.S. Prescription Drug User Fee Act, the FDA has the authority to collect fees from drug manufacturers who submit NDAs for review and approval. These user fees help the FDA fund the drug approval process. Currently, the user fee rate has been set at $1,958,800 for a 505(b)(1) NDA and $979,400 for an NDA not requiring clinical data, generally a 505(b)(2) NDA. We expense these fees as they are incurred. The average review time for an NDA is approximately six to ten months.

In addition, a drug manufacturer may decide to conduct a clinical trial of a drug product on pediatric patients in order to obtain a form of marketing exclusivity as permitted under the Best Pharmaceuticals for Children Act (the “BPCA”). Alternatively, the FDA may require a drug manufacturer, using its authority under the Pediatric Research Equity Act, to conduct a pediatric clinical trial. The goal of conducting pediatric clinical trials is to gather data on how drug products should best be administered to this patient population.

ANDA Process. The path leading to FDA approval of an ANDA is much different from that of an NDA. By statute, the FDA waives the requirement for a drug manufacturer to complete pre-clinical studies and clinical trials and instead focuses on data from bioequivalence studies. The term “bioequivalence studies” generally involves comparing the absorption rate and concentration levels of a generic drug in the human body to that of the branded drug or Reference Listed Drug (the “RLD”). In the event that the generic drug behaves in the same manner in the human body as the RLD, the two drug products are considered bioequivalent. The FDA considers a generic drug “therapeutically equivalent” and therefore substitutable (i.e., the generic drug will produce the same clinical effect and safety profile as the RLD) if it also contains the same active ingredients, dosage form, route of administration and strength.

At present, the average review time for an ANDA is approximately 27 months. In 2010, the FDA’s Office of Generic Drugs reported a backlog of over 2,000 ANDAs. To address this problem, U.S. Congress has granted the FDA authority to collect, for the first time, user fees from generic drug manufacturers who submit ANDAs for review and approval. Monies collected under the Generic Drug User Fee Act will help the FDA fund the drug approval process. For fiscal 2013, the user fee rate is set at $51,520 for an ANDA and $25,760 for a prior approval supplement to an ANDA. In addition, the FDA also will collect from generic drug manufacturers a one-time backlog fee, a one-time Drug Master File first reference fee, and separate annual manufacturing facility fees for API and finished drug products. These fees are expensed as incurred. The FDA anticipates that the approval process timeframe will not begin to improve until fiscal 2015.

Aside from the backlog described above, the timing of FDA approval of ANDAs depends on other factors, including whether an ANDA holder has challenged any listed patents to the RLD and whether the RLD is entitled to one or more periods of marketing exclusivity under the FFDCA (such as pediatric exclusivity under the BPCA). In general, the FDA will not approve (but will continue to review) an ANDA in which the RLD holder has sued, within 45 days of receiving notice of the ANDA filing, the ANDA holder for patent infringement until either the litigation has been resolved or 30 months has elapsed, whichever is later.

For all pharmaceuticals sold in the U.S., the FDA also regulates sales and marketing to ensure that drug product claims made by manufacturers are neither false nor misleading. Manufacturers are required to submit copies of all product-specific promotional materials to the FDA’s Office of Prescription Drug Promotion prior to their first use by sales representatives. In general, such advertising does not require FDA prior approval, although most manufacturers submit their direct-to-consumer advertising to the FDA for its prior review. Failure to implement a robust internal company review process and comply with FDA regulations regarding advertising and promotion increases the risk of enforcement action by either the FDA or the U.S. Department of Justice (“DOJ”).

For both NDAs and ANDAs, the manufacture, marketing and selling of certain drug products may be limited by quota grants for controlled substances by the DEA. See “—Drug Enforcement Administration” below.

Patent and Non-Patent Exclusivity Periods. A sponsor of an NDA is required to identify in its application any patent that claims the drug or a use of the drug subject to the application. Upon NDA approval, the FDA lists these patents in a publication referred to as the Orange Book. Any person that files a Section 505(b)(2) NDA, the type of NDA that relies upon the data in the application for which the patents are listed, or an ANDA to secure approval of a generic version of a previous drug (the “RLD”), must make a certification in respect to listed patents. The FDA may not approve such an application for the drug until expiration of the listed patents unless (1) the generic applicant certifies that the listed patents are invalid, unenforceable or not infringed by the proposed generic drug and gives notice to the holder of the NDA for the RLD of the bases upon which the patents are challenged, and (2) the holder of the RLD does not sue the later applicant for patent infringement within 45 days of receipt of notice. If an infringement suit is filed, the FDA may not approve the later application until the earliest of: (i) 30 months after receipt of the notice by the holder of the NDA for the RLD; (ii) entry of an appellate court judgment holding the patent invalid, unenforceable or not infringed; (iii) such time as the court may order; or (iv) the expiration of the patent.

One of the key motivators for challenging patents is the 180-day market exclusivity period (“generic exclusivity”) vis-à-vis other generic applicants granted to the developer of a generic version of a product that is the first to make a Paragraph IV certification and that prevails in litigation with the manufacturer of the branded product over the applicable patent(s) or is not sued. For a variety of reasons, there are situations in which a company may not be able to take advantage of an award of generic exclusivity. The determination of when generic exclusivity begins and ends is very complicated.

The holder of the NDA for the RLD may also be entitled to certain non-patent exclusivity during which the FDA cannot approve an application for a competing generic product or 505(b)(2) NDA product. Generally, if the RLD is a new chemical entity, the FDA may not accept for filing any application that references the innovator’s NDA for five years from the approval of the innovator’s NDA. However, this five-year period is shortened to four years where a filer’s ANDA includes a Paragraph IV certification. In other cases, where the innovator has provided certain clinical study information, the FDA may accept for filing, but may not approve, an application that references the innovator’s NDA for a period of three years from the approval of the innovator’s NDA.

Certain additional periods of exclusivity may be available if the RLD is indicated for use in a rare disease or condition or is studied for pediatric indications.

Risk Evaluation and Mitigation Strategies. For certain drug products or classes, such as transmucosal immediate-release fentanyl products and extended-release and long-acting opioids, the FDA has the authority to require the manufacturer to provide a REMS that is intended to ensure that the benefits of a drug product (or class of drug products) outweigh the risks of harm. The FDA may require that a REMS include elements to ensure safe use to mitigate a specific serious risk of harm (e.g., prescribers must have particular training or experience or the drug product must be dispensed in certain healthcare settings). The FDA has the authority to impose civil penalties on or take other enforcement action against any drug manufacturer who fails to properly implement an approved REMS program. Separately, a drug manufacturer cannot use an approved REMS program to delay generic competition.

In December 2011, the FDA approved a single, class-wide REMS program for transmucosal immediate-release fentanyl products (called the “TIRF REMS Access Program”) in order to ease the burden on the healthcare system. TIRF products are opioids used to manage pain in adults with cancer who routinely take other opioid pain medicines around-the-clock. We were part of the original industry working group that collaborated to develop and implement this REMS program. The goals of this REMS program are to ensure patient access to important medications and mitigate the risk of misuse, abuse, addiction, overdose and serious complications due to medication errors by: (a) prescribing and dispensing only to appropriate patients, including use only in opioid-tolerant patients; (b) preventing inappropriate conversion between fentanyl products; (c) preventing accidental exposure to children and others for whom such products were not prescribed; and (d) educating prescribers, pharmacists and patients on the potential for misuse, abuse, addiction, and overdose. This program started in March 2012 and requires manufacturers, distributors, prescribers, dispensers and patients to enroll in a real-time database that maintains a closed-distribution system.

In February 2009, the FDA requested that drug manufacturers help develop a single, shared REMS for extended-release and long-acting opioid products that contain fentanyl, hydromorphone, methadone, morphine, oxycodone and oxymorphone. In April 2009, the FDA announced that the “REMS would be intended to ensure that the benefits of these drugs continue to outweigh the risks associated with: (1) use of high doses of long-acting opioids and extended-release opioid products in non-opioid-tolerant and inappropriately selected individuals; (2) abuse; (3) misuse; and (4) overdose, both accidental and intentional.” We were part of the original industry working group that collaborated to develop and implement this REMS program. Upon FDA approval of Exalgo in March 2010, we implemented the product-specific REMS program that was developed internally while continuing to collaborate on the class-wide REMS program. In July 2012, the FDA approved a class-wide REMS program (called the “Extended-Release and Long-Acting Opioid Analgesics REMS”) that affected more than 30 extended-release and long-acting opioid analgesics (both branded and generic products). This REMS program requires drug manufacturers to make available training on appropriate prescribing practices for healthcare professionals who prescribe these opioid analgesics and to distribute educational materials on their safe use to prescribers and patients.

As part of our ongoing commitment to the responsible prescribing, dispensing and safe use of prescription opioids beyond the FDA’s REMS requirements, we launched the C.A.R.E.S. Alliance in September 2010. For a discussion of the C.A.R.E.S. Alliance, see “—Our Business and Product Strategies—Specialty Pharmaceuticals.”

Drug Enforcement Administration. The DEA is the federal agency responsible for domestic enforcement of the CSA. The CSA classifies drugs and other substances based on identified potential for abuse. Schedule I controlled substances, such as heroin and LSD, have a high abuse potential and have no currently accepted medical use; thus, they cannot be lawfully marketed or sold. Opioids, such as oxycodone, oxymorphone, morphine, fentanyl and hydrocodone, are either Schedule II or III controlled substances. Consequently, the manufacture, storage, distribution and sale of these substances are highly regulated.

The DEA regulates the availability of API, products under development, and marketed drug products that are Schedule II or III by setting annual quotas. Every year, we must apply to the DEA for manufacturing quota to manufacture API and procurement quota to manufacture finished dosage products.

Given that the DEA has discretion to grant or deny our manufacturing and procurement quota requests, the quota the DEA grants may be insufficient to meet our commercial and R&D needs. The initial hydrocodone manufacturing and procurement quota grants we received from the DEA for 2012 were below the amounts we requested and were therefore insufficient to meet customer demand. We subsequently requested supplemental manufacturing and procurement quota in March 2012. In April 2012, the DEA denied our supplemental hydrocodone manufacturing quota request (to manufacture API) but the DEA granted the full amount of our hydrocodone procurement quota request (to manufacture finished dosage products). While our Hobart, New York facility had sufficient hydrocodone procurement quota to manufacture finished dosage products, our St. Louis, Missouri facility did not have sufficient hydrocodone bulk API manufacturing quota, which resulted in our inability to fulfill third-party customer requests. Subsequently, the DEA published a revised proposed U.S. aggregate quota for bulk manufacture of hydrocodone, and in August 2012, we filed another supplemental hydrocodone manufacturing quota request. In October 2012, the DEA granted 78% of our requested amount. This hydrocodone bulk API manufacturing quota shortage resulted in lost sales, the amount of which was not significant.

Any future delay or refusal by the DEA to grant, in whole or in part, our quota requests could delay or result in stopping the manufacture of our marketed drug products, new product launches or the conduct of bioequivalence studies and clinical trials.

DEA regulations make it extremely difficult for a manufacturer in the U.S. to import finished dosage forms of controlled substances manufactured outside the U.S. These rules reflect a broader enforcement approach by the DEA to regulate the manufacture, distribution and dispensing of legally produced controlled substances. Accordingly, drug manufacturers who market and sell finished dosage forms of controlled substances in the U.S. typically manufacture or have them manufactured in the U.S.

The DEA also requires drug manufacturers to design and implement a system that identifies suspicious orders of controlled substances (such as those of unusual size, those that deviate substantially from a normal pattern, and those of unusual frequency) prior to completion of the sale. A compliant SOM system includes well-defined due diligence, “know your customer” efforts and order monitoring.

To meet its responsibilities, the DEA conducts periodic inspections of registered establishments that handle controlled substances. Annual registration is required for any facility that manufactures, tests, distributes, dispenses, imports or exports any controlled substance. The facilities must have the security, control and accounting mechanisms required by the DEA to prevent loss and diversion. Failure to maintain compliance, particularly as manifested in loss or diversion, can result in regulatory action that could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal proceedings.

Individual states also regulate controlled substances, and we, as well as our third-party API suppliers and manufacturers, are subject to such regulation by several states with respect to the manufacture and distribution of these products.

We and, to our knowledge, our third-party API suppliers, dosage form manufacturers, distributors and researchers have all necessary registrations, and we believe all registrants operate in conformity with applicable registration requirements, under controlled substance laws.

Government Benefit Programs. Statutory and regulatory requirements for Medicaid, Medicare, Tricare and other government healthcare programs govern provider reimbursement levels, including requiring that all pharmaceutical companies pay rebates to individual states based on a percentage of their net sales arising from Medicaid program-reimbursed products. The federal and/or state governments may continue to enact measures in the future aimed at containing or reducing payment levels for prescription pharmaceuticals paid for in whole or in part with government funds. We cannot predict the nature of such measures or their impact on our profitability and cash flows. These efforts could have material adverse consequences for the pharmaceutical industry as a whole and, consequently, also for us. However, we believe we have provided for our best estimate of potential refunds based on current information available.

From time to time, legislative changes are made to government healthcare programs that impact our business. For example, the Medicare Prescription Drug Improvement and Modernization Act of 2003 created a new prescription drug coverage program for people with Medicare through a new system of private market drug benefit plans. This law provides a prescription drug benefit to seniors and individuals with disabilities in the Medicare program (“Medicare Part D”). Congress continues to examine various Medicare policy proposals that may result in pressure on the prices of prescription drugs in the Medicare program.

In addition, the Healthcare Reform Act provides for major changes to the U.S. healthcare system. While some provisions of the Healthcare Reform Act have already taken effect, most of the provisions to expand access to healthcare coverage will not be implemented until 2014 and beyond. Since much of the implementation is yet to take place, there are still many challenges and uncertainties ahead. Such a comprehensive reform measure will require expanded implementation efforts on the part of federal and state agencies embarking on rule-making to develop the specific components of their new authority. We intend to monitor closely the implementation of the Healthcare Reform Act and related legislative and regulatory developments.

The Healthcare Reform Act will result in a transformation of the delivery and payment for healthcare services in the U.S. The combination of these measures is expected to expand health insurance coverage by an estimated 32 million people in the U.S. In addition, there are significant health insurance reforms in the U.S. that are expected to improve patients’ ability to obtain and maintain health insurance. Such measures include: the elimination of lifetime caps, no rescission of policies, and no denial of coverage due to preexisting conditions.

Our estimate of the overall impact of the Healthcare Reform Act reflects a number of uncertainties. However, we believe that the impact to our business will be largely attributable to changes in the Medicare Part D coverage gap, the imposition of an annual fee on branded prescription pharmaceutical manufacturers, and increased rebates in the Medicaid Fee-For-Service Program and Medicaid Managed Care plans. There are a number of other provisions in the legislation that collectively are expected to have a small impact, including originator average manufacturers’ price for new formulations and the expansion of 340B pricing to new entities. The various elements of the Healthcare Reform Act adversely impacted net sales by approximately $12 million in fiscal 2012 and $13 million in fiscal 2011.

Healthcare Fraud and Abuse Laws

We are subject to various federal, state and local laws targeting fraud and abuse in the healthcare industry. For example, in the U.S., there are federal and state anti-kickback laws that prohibit the payment or receipt of kickbacks, bribes or other remuneration intended to induce the purchase or recommendation of healthcare products and services or reward past purchases or recommendations, including the U.S. Anti-Kickback Statute and similar state statutes, the U.S. Federal Sunshine Law and other parts of the Healthcare Reform Act, the False Claims Act and the Health Insurance Portability and Accountability Act of 1996. Violations of these laws can lead to civil and criminal penalties, including fines, imprisonment and exclusion from participation in federal healthcare programs. These laws are potentially applicable to us as both a manufacturer and a supplier of products reimbursed by federal healthcare programs. These laws also apply to hospitals, physicians and other potential purchasers of our products. In addition, some states in the U.S. have enacted compliance and reporting requirements aimed at drug manufacturers.

We are also subject to the FCPA and similar worldwide anti-bribery laws in non-U.S. jurisdictions which generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Because of the predominance of government-sponsored healthcare systems around the world, most of our customer relationships outside of the U.S. are with governmental entities and are therefore subject to such anti-bribery laws. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption to some degree, and in certain circumstances strict compliance with anti-bribery laws may conflict with local customs and practices. Despite our training and compliance programs, our internal control policies and procedures may not protect us from reckless or criminal acts committed by our employees or agents.

Compliance Programs

In order to systematically and comprehensively mitigate the risks of non-compliance with regulatory requirements described above, we believe we have developed a robust Compliance Program based on the April 2003 Office of the Inspector General (“OIG”) Compliance Program Guidance for Pharmaceutical Manufacturers,

the U.S. Federal Sentencing Guidelines, the Pharmaceutical Research and Manufacturers of America Code on Interactions with Healthcare Professionals, the Code of Ethics of the Advanced Medical Technology Association, the United Kingdom Anti-Bribery guidance, and other relevant government guidances and national or regional industry codes of behavior. We conduct ongoing compliance training programs for all employees. We also maintain a 24-hour ethics and compliance reporting hotline.

As part of our Compliance Program, we have implemented internal cross-functional processes to review and approve all product-specific promotional materials, presentations and external communications to address the risk of misbranding or mislabeling our products through our promotional efforts. For example, we have established programs to monitor promotional speaker activities and field sales representatives. Specifically, we have developed a “ride along” program for field sales representatives similar to those included in recent Corporate Integrity Agreements from the OIG in order to obtain first-hand observations of how these approved materials are used.

We have also implemented a comprehensive controlled substances compliance program, including anti-diversion efforts that go beyond the DEA’s SOM requirements. For example, we regularly assist federal, state and local law enforcement and prosecutors in the U.S. by providing information and testimony on our products and placebos for use by the DEA and other law enforcement agencies in investigations and at trial. As part of this program, we also work with some of our customers to help develop and implement what we believe are best practices for SOM and other anti-diversion activities.

We believe our Compliance Program design also addresses our FDA, healthcare anti-kickback and anti-fraud, and anti-bribery-related activities.

Outside the United States

Outside the U.S., we must comply with laws, guidelines and standards promulgated by other regulatory authorities that regulate the development, testing, manufacturing, marketing and selling of pharmaceuticals, including but not limited to, Health Canada, the Medicines and Healthcare Products Regulatory Agency in the United Kingdom (U.K.), the Irish Medicines Board, the European Medicines Agency and member states of the E.U., the State Food and Drug Administration in China, the Therapeutic Goods Administration in Australia, the New Zealand Medicines and Medical Devices Safety Authority, the Ministry of Health and Welfare in Japan, the European Pharmacopoeia of the Council of Europe and the International Conference on Harmonization. Although international harmonization efforts continue, many laws, guidelines and standards differ by region or country.

We currently market our products in Canada, in various countries in the E.U., and in the Latin American and Asia-Pacific regions. The approval requirements and process vary by country, and the time required to obtain marketing authorization may vary from that required for FDA approval. Certain drug products and variations in drug product lines also must meet country-specific and other local regulatory requirements.

The examples below highlight some of the differences in the approval process in other regions or countries outside the U.S.:

European Union. Marketing authorizations are obtained either pursuant to a centralized or decentralized procedure. The centralized procedure, which provides for a single marketing authorization valid for all E.U. member states, is mandatory for the approval of certain drug products and is optional for novel drug products that are in the interest of patient health. Under the centralized procedure, a single marketing authorization application is submitted for review to the European Medicines Agency, which makes a recommendation on the application to the European Commission. The final determination as to whether or not to approve the application rests with the European Commission. The decentralized procedure provides for concurrent mutual recognition of national approval decisions and is available for products that are not subject to the centralized procedure.

The E.U. has also adopted directives and other laws that govern the labeling, marketing, advertising, supply, distribution, and drug safety monitoring and reporting of drug products. Such directives set regulatory standards throughout the E.U. and permit member states to supplement such standards with additional requirements.

European governments also regulate drug prices through the control of national healthcare systems that fund a large part of such costs to patients. As a result, patients are unlikely to take a drug product that is not reimbursed by their government. Many European governments regulate the pricing of a new drug product at launch through direct price controls or reference pricing. Recently, many individual countries also have imposed additional cost-containment measures on drug products. Such differences in national pricing regimes may create price differentials between E.U. member states. Many European governments also advocate generic substitution by requiring or permitting prescribers or pharmacists to substitute a different company’s generic version of a brand drug product that was prescribed.

Japan. The Pharmaceutical and Medical Devices Agency (“PMDA”) is responsible for reviewing marketing authorizations of drug products. The PMDA may require bridging studies (a clinical trial with a smaller sub-population than the original clinical trials) to demonstrate that clinical trial data obtained in trials conducted outside of Japan are applicable to Japanese patients. After completing a comprehensive review, the PMDA reports its findings to the Ministry of Health, Labour and Welfare, which either approves or denies the application.

Japan’s national health insurance system maintains a Drug Price List that specifies which drug products are eligible for reimbursement and the Ministry of Health, Labour and Welfare sets pricing for such drug products. In general, the Japanese government introduces a round of price cuts every other year and mandates price reductions for specific drug products. However, new drug products that are judged innovative or useful, indicated for pediatric use, or target orphan diseases may be eligible for premium prices. In addition, the Japanese government also has advocated the prescribing and use of generic drugs, where available.

Emerging Markets. Many emerging markets continue to evolve their regulatory review and oversight processes. At present, such countries typically require prior regulatory approval or marketing authorization from large, developed markets (such as the U.S.) before they will initiate or complete their review. Some countries also require the applicant to conduct local clinical trials as a condition of marketing authorization.

Many emerging markets continue to implement measures to control drug product prices, such as implementing direct price controls or advocating the prescribing and use of generic drugs.

Raw Materials

We contract with various third-party manufacturers and suppliers to provide us with raw materials used in our products, finished goods and certain services.

The active ingredients in the majority of our current pharmaceutical products and products in development, including oxycodone, oxymorphone, morphine, fentanyl, methylphenidate and hydrocodone, are listed by the DEA as Schedule II or III substances under the CSA. Consequently, their manufacture, shipment, storage, sale and use are subject to a high degree of regulation.

Furthermore, the DEA limits the availability of the active ingredients used in many of our current products and products in development, as well as the production of these products. As discussed in “—Drug Enforcement Administration,” we must annually apply to the DEA for procurement and production quotas in order to obtain and produce these substances. Moreover, the DEA has complete discretion to adjust these quotas from time to time during the calendar year. As a result, our procurement and production quotas may not be sufficient to meet commercial demand or to conduct bioequivalence studies and clinical trials. Any delay or refusal by the DEA in granting, in whole or in part, our quota requests for controlled substances could delay or result in the stoppage of the manufacture of our pharmaceutical products, our clinical trials or product launches and could require us to allocate product among our customers, all of which could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

Our radiopharmaceutical product offering includes “hot” radioisotopes including Mo-99, a critical ingredient of our Ultra-Technekow DTE Tc-99m generators. Mo-99 is produced in nuclear research reactors utilizing HEU or LEU targets. These targets, either tubular or flat and of varying sizes, are fabricated from HEU or LEU and, in either case, aluminum. The targets are placed in or near the core of the nuclear reactor where fission reactions occur resulting in the production of Mo-99 and other isotopes. This process, which takes approximately six days, is known as target irradiation. There are currently eight reactors around the world producing the global supply of Mo-99. We have agreements to obtain Mo-99 from three of these reactors and we rely predominantly on two of these reactors for our Mo-99 supply. These reactors are subject to scheduled and unscheduled shutdowns which can have a significant impact on the amount of Mo-99 available for processing. Mo-99 produced at these reactors is then finished at one of five processing sites located throughout the world, including our processing facility located in the Netherlands. At the processing facility, the targets are dissolved and chemically separated. In this process, the Mo-99 is isolated as a radiochemical. We transport finished Mo-99 from our processing facility in the Netherlands to our facility in Maryland Heights, Missouri, where it, together with Mo-99 received from other third-party processors, is loaded into our Tc-99m generators. Mo-99 has a 66 hour half-life and degrades into, among other things, Tc-99m, which has a half-life of only six hours. The radiopharmacies or hospitals prepare dosages from the Tc-99m generators for use in SPECT imaging medical procedures.

If, for any reason, we are unable to obtain sufficient quantities of any of the finished goods or raw materials or components required for our products, it could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

Long-Lived and Total Assets

Our long-lived assets, which are primarily composed of property, plant and equipment, by geographic area are set forth below:

	Fiscal
(Dollars in Millions)	2012	2011	2010
U.S.	$847.7	$802.0	$802.9
Europe, Middle East and Africa (including $45.5, $48.9 and $49.6 in Ireland)	72.2	81.3	85.6
Other	52.1	48.1	50.6

	$972.0	$931.4	$939.1

Our total assets by segment are as follows:

	Fiscal
(Dollars in Millions)	2012	2011	2010
Specialty Pharmaceuticals	$1,547.3	$1,458.5	$1,477.3
Global Medical Imaging	1,085.7	1,103.6	1,144.9
Corporate(1)	241.6	261.3	266.1

	$2,874.6	$2,823.4	$2,888.3

(1)	Consists of assets used in managing our total business and not allocated to any one segment.

Environmental

We are subject to numerous federal, state, local and non-U.S. environmental protection and health and safety laws and regulations. Our operations, like those of other pharmaceutical companies, involve the use of substances regulated under environmental laws, primarily in manufacturing processes. We cannot assure you that we have been or will be in full compliance with environmental and health and safety laws and regulations at all times. If we violate these laws, we could be fined, criminally charged or otherwise sanctioned by regulators. We believe that our operations currently comply in all material respects with applicable environmental laws and regulations.

Certain environmental laws assess liability on current or previous owners of real property or operators of manufacturing sites for the costs of investigation, removal or remediation of hazardous substances or materials at such formerly owned or operated properties or at properties at which parties have disposed of hazardous substances. In addition to cleanup actions brought by governmental authorities, private parties could bring personal injury or other claims due to the presence of, or exposure to, hazardous substances.

In addition, from time to time, we have received notification from the EPA and from state environmental agencies in the U.S. that conditions at a number of sites where we and others disposed of hazardous substances require investigation, cleanup and other possible remedial actions. These agencies may require that we reimburse the government for costs incurred at these sites or otherwise pay for the cost of investigation and cleanup of these sites including compensation for damage to natural resources. We have projects underway at a number of current and former manufacturing facilities to investigate and remediate environmental contamination resulting from past operations. These projects relate to a variety of activities, including decontamination and decommissioning of radioactive materials and investigation and removal of hazardous substances from soil and groundwater. These projects involve both investigation and remediation expenses and capital expenditures.

We provide for expenses associated with environmental remediation obligations once we determine that a potential environmental liability at a particular site is probable and the amount can be reasonably estimated. We regularly assess current information and developments as the investigations and remediation activities proceed and adjust accruals, as necessary, to provide for the expected impact of these environmental matters.

The ultimate cost of investigation and cleanup at disposal sites and manufacturing facilities is difficult to predict given uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. Based upon our experience, current information available and applicable laws, we believe that it is probable that we will incur investigation and remedial costs, including asset retirement obligations, of $193.5 million, of which $11.3 million is included in accrued and other current liabilities, $134.7 million is included in environmental liabilities and $47.5 million is included in other liabilities on our combined balance sheet at December 28, 2012. This amount includes $94.7 million at December 28, 2012 relating to a site located in Orrington, Maine which will be a liability of a Covidien entity following the separation. For more information on our pro forma adjustments, see “Unaudited Pro Forma Condensed Combined Financial Statements.” Note 11 to our interim unaudited condensed combined financial statements and note 20 to our annual combined financial statements included elsewhere in this information statement provide additional information regarding environmental matters, including asset retirement obligations. All accruals have been recorded without giving effect to any possible future insurance proceeds.

Environmental laws are complex, change frequently and generally have become more stringent over time. While we have planned for future capital and operating expenditures to maintain compliance with these laws and to address liabilities arising from past or future releases of, or exposures to, hazardous substances, we cannot assure you that our costs of complying with current or future environmental protection, health and safety laws and regulations will not exceed our estimates or have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows. Further, we cannot assure you that we will not be subject to additional environmental claims for personal injury or cleanup in the future based on our past, present or future business activities. While it is not feasible to predict the outcome of all pending environmental matters, it is reasonably probable that there will be a need for future provisions for environmental costs that, in management’s opinion, are not likely to have a material adverse effect on our financial condition, but could be material to the results of operations in any one accounting period.

Manufacturing

We have 10 manufacturing sites, including seven located in the U.S., as well as sites in Canada, Ireland and the Netherlands, which handle production, assembly, quality assurance testing, packaging and sterilization of our products. We estimate that our manufacturing production by region in fiscal 2012 (as measured by cost of production) was approximately: U.S.–78%, Europe, Middle East and Africa–14% and Other–8%.

Sales, Marketing and Distribution

We maintain distribution centers in over 20 countries. Products generally are delivered to these distribution centers from our manufacturing facilities and then subsequently delivered to the customer. In some instances, product, such as nuclear medicine, is delivered directly from our manufacturing facility to the customer. We contract with a wide range of transport providers to deliver our products by road, rail, sea and air.

Customers

We market our branded and generic products and CMDS to physicians, pharmacists, pharmacy buyers, radiologists and radiology technicians. We distribute these products to major drug wholesalers, retail pharmacy chains, hospital networks and governmental agencies. In addition, we contract with GPOs and managed care organizations to improve access to our products.

We utilize our API to manufacture our own products. In addition, we sell and distribute API directly or through distributors to other pharmaceutical companies. In the U.S., we market and distribute our nuclear imaging products to radiopharmacies which, in turn, supply hospitals and standalone imaging centers with patient-customized doses. Outside the U.S., we market and distribute our nuclear imaging products to hospitals.

We often negotiate with parties that enter into supply contracts for the benefit of their member facilities, including GPOs, IDNs, large and medium size retail pharmacy chains, nuclear pharmacy chains, wholesalers, and solely outside the U.S., with governments through a tender process.

Cardinal Health, a distributor, represented 19%, 19% and 15% of our net sales in fiscal 2012, 2011 and 2010, respectively. McKesson, also a distributor, represented 14%, 13% and 11% of our net sales in fiscal 2012, 2011 and 2010, respectively. AmerisourceBergen Corporation, also a distributor, represented 9%, 10% and 8% of our net sales in fiscal 2012, 2011 and 2010, respectively. No other customer accounted for 10% or more of our net sales in the past three fiscal years.

Net sales by geographic area, based on the location of the entity that records the transaction, are shown in the following table:

	Fiscal
(Dollars in Millions)	2012	2011	2010
U.S.:
Specialty Pharmaceuticals	$880.6	$784.8	$756.3
Global Medical Imaging	466.8	505.8	621.5

	1,347.4	1,290.6	1,377.8
Europe, Middle East and Africa(1):
Specialty Pharmaceuticals	108.7	93.4	89.7
Global Medical Imaging	302.3	326.3	304.1

	411.0	419.7	393.8
Other:
Specialty Pharmaceuticals	15.9	31.2	23.0
Global Medical Imaging	227.7	227.9	202.5

	243.6	259.1	225.5
Total:
Specialty Pharmaceuticals	1,005.2	909.4	869.0
Global Medical Imaging	996.8	1,060.0	1,128.1

Net sales of operating segments	2,002.0	1,969.4	1,997.1
Net sales to related parties(2):	54.2	52.4	50.5

	$2,056.2	$2,021.8	$2,047.6

(1)	There were no sales recorded in Ireland.
(2)	Represents products that were sold to other Covidien businesses.

Backlog

At September 28, 2012, the backlog of firm orders was less than 1% of net sales. We anticipate that substantially all of the backlog as of September 28, 2012 will be shipped during fiscal 2013.

Seasonality

There are no significant seasonal aspects to our business; however, DEA quotas are allocated in each calendar year to companies and may impact our sales until the DEA grants additional quotas, if any.

Employees

At September 28, 2012, we had approximately 5,300 employees, approximately 4,800 of which are based in the U.S.

Properties

Our offices in the U.S. are located in a facility in Hazelwood, Missouri, which we own. As of September 28, 2012, we owned a total of 33 facilities in nine countries. Our owned facilities consist of approximately 2.7 million square feet, and our leased facilities consist of approximately 0.7 million square feet. We have ten manufacturing sites, six of which are used by our Global Medical Imaging segment, three of which are used by our Specialty Pharmaceuticals segment and one of which is shared by both segments. We have a manufacturing site in each of Canada, Ireland and the Netherlands and seven manufacturing sites in the U.S. We believe all of these facilities are well-maintained and suitable for the operations conducted in them.

Legal Proceedings

We are subject to various legal proceedings and claims, including patent infringement claims, product liability matters, environmental matters, employment disputes, contractual disputes and other commercial disputes, including those described below and in note 11 to our interim unaudited condensed combined financial statements and note 20 to our annual combined financial statements included elsewhere in this information statement. We believe that these legal proceedings and claims likely will be resolved over an extended period of time. Although it is not feasible to predict the outcome of these matters, management is of the opinion that their ultimate resolution should not have a material adverse effect on our competitive position, business, financial condition, cash flows, or results of operations.

Governmental Proceedings

On January 7, 2009, we received a subpoena from the U.S. Attorney’s Office for the Northern District of California requesting production of documents relating to the sales and marketing of our Tofranil-PM, Restoril and Magnacet products. We are complying as required by the terms of the subpoena.

On November 30, 2011 and October 22, 2012, we received subpoenas from the DEA requesting production of documents relating to our SOM program. We are complying as required by the terms of the subpoenas.

Patent/Antitrust Litigation

Tyco Healthcare Group LP, et al. v. Mutual Pharmaceutical Company, Inc. We filed a patent infringement suit in the U.S. District Court for the District of New Jersey against Mutual Pharmaceutical Co., Inc., et al. (collectively, “Mutual”) on March 20, 2007 pursuant to procedures set out in the Drug Price Competition and Patent Term Restoration Act of 1984, after Mutual submitted an ANDA to the FDA seeking to sell a generic version of our 7.5 mg Restoril sleep aid product. Mutual also filed antitrust and unfair competition counterclaims. The patents at issue have since expired or been found invalid. On January 18, 2013, the trial court issued an opinion and order granting our motion for summary judgment regarding Mutual’s antitrust and unfair competition counterclaims. Mutual has the right to appeal this decision.

Pricing Litigation

Two cases are pending against us that allege generally that we and numerous other pharmaceuticals companies reported false pricing information in connection with certain drugs that are reimbursable under Medicaid, resulting in overpayment by state Medicaid programs for those drugs. These cases, brought by state Attorneys General in Utah and Louisiana, generally seek monetary damages and attorneys’ fees. We are named as a defendant in State of Utah v. Actavis US, Inc., et al., filed May 8, 2008, which is pending in the Third Judicial Circuit of Salt Lake County, Utah and in State of Louisiana v. Abbott Laboratories Inc., et al., filed November 3, 2010, which is pending in the 19th Judicial District, Parish of East Baton Rouge, Louisiana. We intend to contest these cases and explore other options as appropriate.

Environmental Remediation and Litigation Proceedings

We are involved in various stages of investigation and cleanup related to environmental remediation matters at a number of sites, including those described below.

Crab Orchard National Wildlife Refuge Superfund Site, near Marion, Illinois. Mallinckrodt US LLC, an entity included in our combined financial statements, is a successor in interest to International Minerals and Chemicals Corporation (“IMC”). Between 1967 and 1982, IMC leased portions of the AUS Operable Unit at the Crab Orchard Superfund Site (the “Site”) from the government and manufactured various explosives for use in mining and other operations. In March 2002, the DOJ, the U.S. Department of the Interior and the EPA (together, the “Government Agencies”) issued a special notice letter to General Dynamics Ordnance and Tactical Systems, Inc. (“General Dynamics”), one of the other potentially responsible parties (“PRPs”) at the Site, to compel

General Dynamics to perform the remedial investigation and feasibility study (“RI/FS”) for the AUS Operable Unit. General Dynamics negotiated an Administrative Order on Consent with the Government Agencies to conduct an extensive RI/FS at the Site under the direction of the U.S. Fish and Wildlife Service. General Dynamics asserted in August 2004 that Mallinckrodt US LLC is jointly and severally liable, along with approximately eight other lessees and operators at the AUS Operable Unit, for alleged contamination of soils and groundwater resulting from historic operations and has threatened to file a contribution claim against Mallinckrodt US LLC and other parties for recovery of its costs incurred in connection with the RI/FS activities being conducted at the AUS Operable Unit. Mallinckrodt US LLC and other PRPs who received demand letters from General Dynamics have explored settlement alternatives, but have not reached settlement to date. Mallinckrodt US LLC and other PRPs are awaiting completion of the RI/FS by General Dynamics before the initiation of formal PRP negotiations to address resolution of these alleged claims.

Mallinckrodt Veterinary, Inc., Millsboro, Delaware. Mallinckrodt Veterinary, Inc. (“MVI”), an entity included in our combined financial statements, previously operated a plant in Millsboro, Delaware (the “Millsboro Site”) that manufactured various animal healthcare products. In 2005, the Delaware Department of Natural Resources and Environmental Control found trichloroethylene (“TCE”) in the Millsboro public water supply at levels that exceeded the federal drinking water standards. Further investigation to identify the source of the TCE in the ground water indicated that the source was potentially from the property near the Millsboro Site. We and other former owners assumed responsibility for the Millsboro Site cleanup under the Alternative Superfund Program administered by the EPA. We and other PRPs entered into an Administrative Order on Consent with the EPA on May 10, 2010 which was subsequently amended in November 2010 and January 2011 to investigate the potential source of TCE contamination and to evaluate options to abate, mitigate and/or eliminate the release or threat of release of hazardous substances at the Millsboro Site. We, along with other parties, continue to conduct the studies and prepare remediation plans in accordance with the amended Administrative Order on Consent.

Coldwater Creek, St. Louis County, Missouri. Mallinckrodt is one of several companies named as defendants in three tort complaints (McClurg, et al. v. MI Holdings, Inc., et al., filed February 28, 2012; Adams, et al. v. MI Holdings, Inc., et al., filed April 10, 2012 and Steinman v. MI Holdings, Inc., et al., filed October 23, 2012) with numerous plaintiffs pending in the U.S. District Court for the Eastern District of Missouri. These cases allege personal injury for alleged exposure to radiological substances present in Coldwater Creek in Missouri. Plaintiffs lived in various locations in St. Louis County, Missouri near Coldwater Creek. Radiological residues which may have been present in the creek have been remediated by the U.S. Army Corps of Engineers. We believe that we have meritorious defenses to these complaints and are vigorously defending against them.

Orrington, Maine and Penobscot River and Bay. Note 11 to our interim unaudited condensed combined financial statements and note 20 to our annual combined financial statements included elsewhere in this information statement provides information regarding investigation and remediation of a site located in Orrington, Maine and the lawsuit styled Maine People’s Alliance and Natural Resources Defense Council, Inc. v. HoltraChem Manufacturing Company, LLC and Mallinckrodt US LLC regarding an investigation being conducted in the Penobscot River and Bay. The liability for such remediation has been included in our combined financial statements since the liability had historically been included in the Pharmaceuticals business of Covidien as it was historically managed as part of Covidien and its subsidiaries prior to completion of the separation. However, the entity with the liability for such investigation and remediation will not be transferred to Mallinckrodt as part of the separation. Accordingly, this will be a liability of a Covidien entity following the separation.

Products Liability Litigation

We are one of four manufacturers of GBCAs, such as our Optimark product, involved in litigation alleging that administration of these agents causes development of nephrogenic systemic fibrosis in a small number of patients with advanced renal impairment. The complaints generally allege design and manufacturing defects, failure to warn, breach of warranty, fraud and violations of various state consumer protection laws. The litigation includes a federal multi-district litigation in the U.S. District Court for the Northern District of Ohio (In re

Gadolinium-Based Contrast Agents Product Liability Litigation, which was established on February 27, 2008) and cases in various state courts. We believe that we have meritorious defenses to these complaints and are defending against them. When appropriate, we settle cases. As of January 31, 2013, there were four remaining cases in which the plaintiffs have either documented or specifically alleged use of our Optimark product.

Beginning with lawsuits brought in July 1976, we have also been named as a defendant in personal injury lawsuits based on alleged exposure to asbestos-containing materials. A majority of the cases involve product liability claims, based principally on allegations of past distribution of products containing asbestos. A limited number of the cases allege premises liability, based on claims that individuals were exposed to asbestos while on our property. Each case typically names dozens of corporate defendants in addition to us. The complaints generally seek monetary damages for personal injury or bodily injury resulting from alleged exposure to products containing asbestos. Our involvement in asbestos cases has been limited because we did not mine or produce asbestos. Furthermore, in our experience, a large percentage of these claims have never been substantiated and have been dismissed by the courts. We have not suffered an adverse verdict in a trial court proceeding related to asbestos claims, and intend to continue to defend these lawsuits. When appropriate, we settle claims; however, amounts paid to settle and defend all asbestos claims have been immaterial. As of January 31, 2013, there were approximately 11,600 asbestos-related cases pending against us.

Other Matters

We are a defendant in a number of other pending legal proceedings incidental to present and former operations, acquisitions and dispositions. We do not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following information should be read in conjunction with our audited combined financial statements and accompanying notes and our unaudited pro forma combined financial statements and accompanying notes included elsewhere in this information statement. The following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those discussed in these forward-looking statements as a result of many factors, including, but not limited to, those discussed under headings “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

Separation from Covidien

In December 2011, Covidien announced a plan to spin off its Pharmaceuticals business into a separate, publicly traded company. Upon separation, Mallinckrodt plc will be the parent company which will own the Pharmaceuticals business. The Pharmaceuticals business of Covidien, presented herein, represents a combined reporting entity comprising the assets and liabilities used in managing and operating Covidien’s Pharmaceuticals business, including subsidiaries, branches and operations that have been carved out that relate to Covidien’s Pharmaceuticals business. Certain subsidiaries have disposed of some of the operations previously owned. Where appropriate, these operations have been reflected as discontinued operations in our combined financial statements. Divestitures of product lines not representing businesses have been reflected in operating income.

Our combined financial statements have been prepared on a standalone basis in U.S. dollars, in accordance with GAAP and reflect our business as it was historically managed as part of Covidien and its subsidiaries prior to completion of the separation. These combined financial statements may not be indicative of our future performance and do not necessarily reflect what our combined results of operations, financial condition and cash flows would have been had we operated as a separate, publicly traded company during the periods presented, particularly since many changes will occur in our operations and capitalization as a result of our separation from Covidien.

Our combined financial statements include expense allocations for certain functions provided by Covidien, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, employee benefits and incentives, insurance and stock-based compensation. Management believes such allocations are reasonable; however, they may not be indicative of the actual expenses we would have incurred had we been operating as a separate, publicly traded company for the periods presented. Note 1 to our interim unaudited condensed combined financial statements and note 1 to our annual combined financial statements provide further information regarding allocated expenses. Following the separation, we will perform these functions using our own resources or purchased services. For an interim period, however, some of these functions will continue to be provided by Covidien under a transition services agreement, particularly in relation to areas outside the U.S. The terms and prices on which such services are rendered may differ from the terms and prices in effect prior to completion of the separation. We also may incur additional costs associated with being a separate, publicly traded company. These additional anticipated costs are not reflected in our historical combined financial statements. In the first year following the separation, we estimate these operating costs will be approximately [—] million to [—] million higher than the general corporate expenses historically allocated from Covidien to us.

Overview

We are a global company that develops, manufactures, markets and distributes both branded and generic specialty pharmaceuticals, API and diagnostic imaging agents. Our products are found in almost every hospital, standalone diagnostic imaging center or pharmacy in the U.S. and we have a sales presence in approximately 50 countries. We believe our extensive commercial reach and chemistry expertise, coupled with our ability to deal with the highly regulated and technical nature of our business, have created compelling competitive advantages that we anticipate will sustain future revenue growth. We expect our investments in operating improvements to lead to cost efficiencies and continued margin expansion.

We operate our business through two segments:

•	Specialty Pharmaceuticals produces and markets Brands, Generics and API; and

•	Global Medical Imaging develops, manufactures and markets CMDS and Nuclear Imaging products.

Healthcare Reform

In 2010, the Healthcare Reform Act was enacted into law in the U.S. This legislation imposes a $28 billion fee on the branded pharmaceutical industry over nine years starting in 2011 and a $2.8 billion annual fee on the branded pharmaceutical industry thereafter. The amount of the fee payable by each company is based upon market share. Our share of the fee was not significant in fiscal 2012 and 2011. In addition, beginning in 2011, the law requires pharmaceutical manufacturers to pay a 50% discount to Medicare Part D beneficiaries when they are in the Medicare Part D coverage gap (also known as the “doughnut hole”). The impact of this provision on both fiscal 2012 and fiscal 2011 net sales was insignificant. The law also increased mandated Medicaid rebates, which reduced net sales by $11.2 million and $13.1 million in fiscal 2012 and 2011, respectively.

The legislation also includes a provision that imposes a 2.3% excise tax on the sale of certain medical devices by a manufacturer, producer or importer of such devices in the U.S. starting after December 31, 2012. We do not expect this assessment to have a significant impact on our results of operations.

Product Launches

On December 28, 2012, we received approval from the FDA to manufacture a generic version of CONCERTA (Methylphenidate HCl) extended-release Tablets USP for the treatment of ADHD in 27 mg, 36 mg and 54 mg dosages. We believe we hold a 180-day exclusivity period for each of the 27 mg, 36 mg and 54 mg dosage strengths, which begins upon the commercial launch of each dosage strength. We launched the 27 mg dosage strength upon FDA approval during the first quarter of fiscal 2013 and the 36 mg dosage strength during the second quarter of fiscal 2013. We also expect to launch the 54 mg dosage strength in the second quarter of fiscal 2013. In February 2013, we submitted a supplement to our approved ANDA for an 18 mg dosage strength. Sales of Methylphenidate HCl products were $9.3 million during the first three months of fiscal 2013. While sales of these products are subject to our receipt of sufficient quota from the FDA, we currently expect sales of Methylphenidate HCl products to be at least $100 million in fiscal 2013. However, sales of these products may subsequently decline in fiscal 2014, depending on a number of factors, including expiration of the exclusivity period.

Acquisitions

In October 2012, we acquired CNS Therapeutics, a specialty pharmaceutical company focused on developing and commercializing products for site-specific administration to the central nervous system to treat neurological disorders and intractable chronic pain, for total consideration of $95.0 million. The total consideration was comprised of an upfront cash payment of $88.1 million (net of cash acquired) and the fair value of contingent consideration of $6.9 million. This contingent consideration, which could potentially total a maximum of $9.0 million, is primarily based on whether the FDA approves another dosage form of Gablofen on or before December 31, 2016. The acquisition of CNS Therapeutics expanded our branded pharmaceuticals portfolio and supports our strategy of leveraging our therapeutic expertise and core capabilities in manufacturing, regulatory and commercialization to serve patients.

In August 2012, we paid $13.2 million under an agreement to acquire all of the rights to Roxicodone® from Xanodyne Pharmaceuticals, Inc., which was capitalized as an intangible asset. Roxicodone is an immediate-release oral formulation of oxycodone hydrochloride indicated for the management of moderate to severe pain where the use of an opioid analgesic is appropriate. Roxicodone is the RLD for one of our generic products and is important to our product pipeline. There are no ongoing royalty payments under this agreement.

In June 2009, we acquired the rights to market and distribute the pain management drug Exalgo in the U.S. for an upfront cash payment of $10.0 million, which was included in R&D expenses during fiscal 2009. Under the license arrangement, we are obligated to make additional payments up to $73.0 million based upon the successful completion of specified development and regulatory milestones. During fiscal 2009, $10.0 million of such milestone payments were made and included in R&D expenses. During fiscal 2010, the FDA approved the Exalgo NDA for the 8 mg, 12 mg and 16 mg tablet dosage forms, resulting in additional payments of $55.0 million, which were capitalized as an intangible asset. In addition, during fiscal 2012, we received FDA approval to market a 32 mg tablet dosage form. We are also required to pay royalties on sales of the product. During fiscal 2012, 2011 and 2010, we paid royalties of $16.1 million, $5.5 million and $4.4 million, respectively. In addition, during the first three months of fiscal 2013 and 2012, we paid royalties of $5.5 million and $3.3 million, respectively.

License Agreements

In October 2009, we licensed worldwide rights to utilize Depomed’s Acuform gastric retentive drug delivery technology for the exclusive development of four products. Under this license agreement, we paid Depomed upfront and development payments of $5.3 million during fiscal 2009. In addition to these payments, we may be obligated to pay up to $64 million in additional development milestone payments. We will also pay Depomed a royalty on sales of products developed under this license agreement. During fiscal 2012 and 2010, an insignificant amount of milestone payments were expensed as incurred since regulatory approval had not yet been received. No milestone payments were made in fiscal 2011. In addition, no royalties have been paid through the first three months of fiscal 2013.

In June 2009, we entered into a license agreement which granted us rights to market and distribute PENNSAID® (diclofenac sodium topical solution) 1.5% w/w (“Pennsaid”) and MNK-395, product candidates for the treatment of osteoarthritis for the knee(s). This license arrangement included an upfront cash payment of $10.0 million, which was included in R&D expenses during fiscal 2009. We are also responsible for all future development activities and expenses. In addition, we may be required to make additional payments up to $120 million based upon the successful completion of specified regulatory and sales milestones, and are required to pay royalties on sales of the products. During fiscal 2010, upon FDA approval of the Pennsaid NDA, we made a milestone payment of $15.0 million, which was capitalized as an intangible asset. During fiscal 2012, we paid royalties of $7.5 million associated with this product. The amount of royalties paid during fiscal 2011 and 2010 were insignificant, as were the amount of royalties paid during the first three months of fiscal 2013 and 2012. We submitted an NDA for MNK-395 in June 2012. In March 2013, the FDA requested additional information before the application can be considered for approval. In order to comply with this request, we are in the process of repeating a pharmacokinetic study. We anticipate that we will be able to submit the results from this study to the FDA in the third quarter of calendar 2013.

Divestitures

During fiscal 2011, we sold the rights to market TussiCaps™, which are hydrocodone bitartrate and chlorpheniramine maleate extended-release capsules for use as a cough suppressant, for an upfront cash payment of $11.5 million. As a result of this transaction, we recorded an $11.1 million gain. The purchaser also may be obligated to make contingent payments to us of up to $11.5 million from December 31, 2011 through September 30, 2015, payable in equal quarterly installments until such time as a new competitive generic product is introduced into the market. In addition, we would receive a $1.0 million contingent payment if certain sales targets are achieved over the same time period. We received $2.9 million of contingent payments during fiscal 2012 and an additional $0.7 million during the first three months of fiscal 2013.

During fiscal 2010, we sold our nuclear radiopharmacies in the U.S. for net cash proceeds of $13.0 million. As a result of this transaction, we recorded a $3.9 million net gain. In connection with this sale, we also entered into a supply agreement, under which the purchaser committed to annual purchase volumes through December 31, 2014.

Nuclear Imaging

In November 2012, one of the research reactors we use to irradiate targets as part of our Mo-99 processing operation experienced an unscheduled shutdown. While we have been able to receive increased target irradiations at two other reactors and have purchased additional Mo-99 from other sources to continue meeting customer orders in the near term, the additional Mo-99 we are procuring from alternative sources comes at a higher than normal cost. If the reactor’s unscheduled shutdown continues into the beginning of the third quarter of fiscal 2013 when another reactor is planned to shut down for routine maintenance, there may be an impact on the amount of available Mo-99, which could result in global shortages, continued increased raw material costs and decreased sales. We will continue to work closely with reactor operators and other processors to provide maximum available coverage to meet our customer needs.

Business Factors Influencing the Results of Operations

Fiscal Year

We report our results based on a “52-53 week” year ending on the last Friday of September. Fiscal 2012 and 2010 consisted of 52 weeks and ended on September 28, 2012 and September 24, 2010, respectively. Fiscal 2011 ended on September 30, 2011 and consisted of 53 weeks.

New Products

In March 2010, Exalgo extended-release tablets (8 mg, 12 mg and 16 mg) were approved by the FDA for the treatment of moderate to severe pain in opioid-tolerant patients requiring continuous around-the-clock opioid analgesia for an extended amount of time. We launched these three tablet strengths of Exalgo in late April 2010. Beginning in November 2013, a third party will have the right pursuant to an agreement with us to sell Exalgo tablets in the 8 mg, 12 mg and 16 mg dosages. In addition, our patents for these dosages expire in July 2014.

In August 2012, the FDA approved a 32 mg tablet of Exalgo which will further expand the patient population that Exalgo can effectively treat with a single daily dose. Exalgo was granted marketing exclusivity in the U.S. as a prescription medicine until March 2013 and is protected by two Orange Book-listed patents for a method of treating moderate to severe pain.

Sales of Exalgo were $91.9 million in fiscal 2012, which we expect to increase in fiscal 2013. In addition, we expect sales of Exalgo to decrease in fiscal 2014 (as compared to fiscal 2013) when a third party enters the market pursuant to the agreement referred to above.

We launched Pennsaid into the U.S. market in late April 2010. Pennsaid was granted marketing exclusivity in the U.S. as a prescription medicine until November 2012 and is protected by an Orange Book-listed patent for the method of use of topical diclofenac on the knee and a second topical medication on the same knee which expires in July 2029.

In February 2010, we launched an oral transmucosal fentanyl citrate (“OTFC”) in the U.S. market, which is offered in 200, 400, 600, 800, 1,200 and 1,600 micrograms. OTFC is a generic alternative to the branded ACTIQ®, a trademark of Cephalon, Inc. or its affiliates.

In February 2011, we launched a fentanyl transdermal system (“FTS”) patch in the U.S. market, which is offered in 25 mcg/hr, 50 mcg/hr, 75 mcg/hr and 100 mcg/hr strengths. It is a transdermal formulation of fentanyl that is delivered slowly into the body through a patch worn on the skin. FTS is a generic alternative to the branded Duragesic® patch, a trademark of Johnson & Johnson or its affiliates.

Net sales of new products discussed above were $50.2 million and $40.5 million during the first three months of fiscal 2013 and 2012, respectively, and were $191.6 million, $114.5 million and $42.3 million in fiscal 2012, 2011 and 2010, respectively.

Restructuring Initiatives

We continue to look for opportunities to improve our cost structure and achieve operating excellence and efficiencies. Under the 2009 restructuring program, we launched an initiative that closed a manufacturing facility in Chesterfield, U.K. The manufacturing facility produced API products and we transferred these processes to another manufacturing site creating operating and logistic efficiencies. Under the 2011 restructuring program, we announced a comprehensive initiative to renovate, upgrade and modernize key manufacturing operations at our St. Louis manufacturing facility. We began to realize benefits from this initiative in fiscal 2012. During the first three months of fiscal 2013 and 2012, we incurred net restructuring and related costs of $1.0 million and $5.9 million, respectively, which include accelerated depreciation costs of $0.8 million and $2.2 million during the first three months of fiscal 2013 and 2012, respectively. In addition, during fiscal 2012, 2011 and 2010, we incurred net restructuring and related costs of $19.2 million, $10.0 million and $11.5 million, respectively, which include accelerated depreciation costs of $8.0 million and $1.6 million during fiscal 2012 and 2011, respectively. The restructuring charges incurred during all of these periods primarily related to severance and employee benefit costs.

Research and Development Investment

During the first three months of fiscal 2013, R&D expenses increased $1.3 million, compared with the first three months of fiscal 2012. In addition, R&D expenses increased $22.4 million in fiscal 2011 compared with fiscal 2010 and increased $2.6 million in fiscal 2012, compared with fiscal 2011. We expect to continue to invest in internal R&D activities, as well as enter into license agreements to supplement our internal R&D initiatives. We intend to initially focus our R&D investments in the specialty pharmaceuticals area where we believe we have the greatest opportunity for growth and profitability. Accordingly, we plan to increase R&D expenditures to support our Brands business.

Specialty Pharmaceuticals. We devote significant resources to the R&D of our branded products. A number of our branded products are protected by patents and have enjoyed market exclusivity. Our R&D strategy focuses on branded product development in the area of pain and other central nervous system areas, such as spasticity. We are presently developing a number of branded products, some of which utilize novel drug-delivery systems, through a combination of internal and collaborative programs. As of January 31, 2013, we had one NDA under review in the U.S.

We are presently developing a number of generic products through a combination of internal and collaborative programs. From a product development perspective, we are focused on controlled substances and difficult-to-replicate pharmacokinetic profiles. In addition, we are focused on process improvements to increase yields and reduce costs. As of January 31, 2013, we had five ANDAs awaiting review in the U.S.

Global Medical Imaging. Our main focus for our Global Medical Imaging segment is to enhance our CMDS in terms of communicating with hospital information systems and developing specific devices targeting emerging markets. In our Nuclear Imaging business, we are expanding our portfolio of radioisotopes and better utilizing existing capacity.

Legal Charges

During fiscal 2012, we recorded a legal charge of $4.3 million to settle a long-standing commercial dispute and charges of $3.1 million related to product liability litigation, including legal fees. In addition, during fiscal 2011 and 2010, we incurred legal charges of $7.8 million and $31.3 million, respectively, related to product liability litigation and related legal fees. All of the above charges are included in selling, general and administrative expenses.

Results of Operations

Three Months Ended December 28, 2012 Compared to Three Months Ended December 30, 2011

Net Sales

Net sales by geographic area are as follows:

	Three Months Ended		Percentage Change	Currency Impact	Operational Growth(1)
(Dollars in Millions)	December 28, 2012	December 30, 2011
U.S.	$336.1	$325.0	3.4%	—%	3.4%
Europe, Middle East and Africa	93.6	103.8	(9.8)	(1.6)	(8.2)
Other	74.3	74.9	(0.8)	(1.9)	1.1

	$504.0	$503.7	0.1	(0.6)	0.7

(1)

Operational growth is a non-GAAP financial measure which should be considered supplemental to and not a substitute for our reported financial results prepared in accordance with GAAP. See “—Management’s Use of Non-GAAP Measures.”

Our net sales of $504.0 million for the first three months of fiscal 2013 were relatively level compared with net sales for the first three months of fiscal 2012. In the first three months of fiscal 2013, net sales in the U.S. increased $11.1 million, or 3.4%, and net sales outside the U.S. decreased $10.8 million, or 6.0%. The overall slight increase in net sales was primarily driven by increased sales within our Specialty Pharmaceuticals segment driven by an increase in sales of our Exalgo-branded products, the launch of Methylphenidate HCI and the impact of the CNS Therapeutics acquisition. These increases in net sales were partially offset by decreased sales of contrast media products within our Global Medical Imaging segment. Additional information regarding changes in our net sales is provided in “—Business Segment Results.”

Operating Income

Gross Profit. Gross profit for the first three months of fiscal 2013 decreased $1.3 million, or 0.6%, to $233.5 million, compared with $234.8 million in the first three months of fiscal 2012. Gross margin was 46.3% in the first three months of fiscal 2013, compared with 46.6% in the first three months of fiscal 2012. The decrease in gross profit was primarily attributable to increased manufacturing and raw material costs, partially offset by a more favorable product mix resulting from increased sales of our higher margin pharmaceutical products.

Selling, general and administrative expenses. Selling, general and administrative expenses for the first three months of fiscal 2013 increased $16.7 million, or 12.8%, to $146.8 million, compared with $130.1 million in the first three months of fiscal 2012. The increase in selling, general and administrative expenses primarily resulted from $9.1 million of costs incurred to build out our corporate infrastructure and higher legal costs. Selling, general and administrative expenses were 29.1% of net sales for the first three months of fiscal 2013, compared with 25.8% of net sales for the first three months of fiscal 2012.

Research and development expenses. R&D expenses increased $1.3 million to $38.4 million in the first three months of fiscal 2013, compared with $37.1 million in the first three months of fiscal 2012. As a percentage of our net sales, R&D expenses were 7.6% and 7.4% in the first three months of fiscal 2013 and 2012, respectively.

Separation costs. During the first three months of fiscal 2013 and 2012, we incurred separation costs of $12.0 million and $4.0 million, respectively, primarily related to legal, accounting, tax and other professional fees. We expect to continue to incur costs related to the separation throughout fiscal 2013 and potentially beyond.

Restructuring and related charges, net. During the first three months of fiscal 2013, we recorded $1.0 million of net restructuring and related charges, of which $0.8 million related to accelerated depreciation and was included in cost of goods sold. During the first three months of fiscal 2012, we recorded net restructuring and related charges of $5.9 million, of which $2.2 million related to accelerated depreciation and was included in cost of goods sold. The remaining $3.7 million primarily related to severance and employee benefit costs incurred within our Global Medical Imaging segment.

Gain on divestitures. As discussed under “—Divestitures,” during the first three months of both fiscal 2013 and 2012, we recorded a $0.7 million gain related to the sale of the rights to market TussiCaps extended-release capsules in fiscal 2011.

Non-Operating Items

Interest Expense and Interest Income. During the first three months of fiscal 2013, net interest expense was $0.1 million, compared with net interest income of $0.1 million during the first three months of fiscal 2012. We expect our interest expense to increase in fiscal 2013 as a result of the financing arrangements that we intend to enter into in connection with our separation from Covidien.

Other Income. During the first three months of fiscal 2013 and 2012, we recorded other income of $0.2 million and $0.5 million, respectively, which represents miscellaneous items, none of which are material.

Income Tax Expense. Income tax expense was $17.1 million and $24.6 million on income from continuing operations before income taxes of $36.9 million and $61.2 million for the first three months of fiscal 2013 and 2012, respectively. Our effective tax rate was 46.3% and 40.2% for the first three months of fiscal 2013 and 2012, respectively. The increase in the effective tax rate for the first three months of fiscal 2013, compared with the first three months of fiscal 2012, primarily resulted from the non-deductibility of certain professional fees incurred in connection with the separation as well as the expiration of the U.S. R&D tax credit on December 31, 2011, partially offset by an increase in earnings in lower-tax jurisdictions. Our pro forma adjusted tax rate is 34.3% for the first three months of fiscal 2013. See “Unaudited Pro Forma Condensed Combined Financial Statements—The Pharmaceuticals Business of Covidien plc Unaudited Pro Forma Condensed Combined Statement of Income.”

We expect sales of Methylphenidate HCl to increase our earnings in higher-tax jurisdictions, which will put upward pressure on our fiscal 2013 effective tax rate. However, in January 2013, the U.S. R&D tax credit was reenacted through December 31, 2013 and made retroactive to January 1, 2012. Based on the date of enactment of this law, the fiscal 2012 benefit for this credit will be recorded in the second quarter of fiscal 2013.

Fiscal Year Ended September 28, 2012 Compared to Fiscal Year Ended September 30, 2011

Net Sales

Net sales by geographic area are as follows:

	Fiscal		Percentage Change	Currency Impact	Operational Growth(1)
(Dollars in Millions)	2012	2011
U.S.	$1,350.2	$1,293.8	4.4%	—%	4.4%
Europe, Middle East and Africa	411.0	419.7	(2.1)	(5.6)	3.5
Other	295.0	308.3	(4.3)	(2.4)	(1.9)

	$2,056.2	$2,021.8	1.7	(1.5)	3.2

(1)

Operational growth is a non-GAAP financial measure which should be considered supplemental to and not a substitute for our reported financial results prepared in accordance with GAAP. See “—Management’s Use of Non-GAAP Measures.”

Our net sales for fiscal 2012 increased $34.4 million, or 1.7%, to $2,056.2 million, compared with $2,021.8 million in fiscal 2011. In fiscal 2012, net sales in the U.S. increased $56.4 million, or 4.4%, and net sales outside the U.S. decreased $22.0 million, or 3.0%. The overall increase in net sales was primarily driven by a $50.7 million increase in sales of our Exalgo-branded products within our Specialty Pharmaceuticals segment, partially offset by a $22.7 million decrease in sales of our Optiray contrast product within our Global Medical Imaging segment. Additional information regarding changes in our net sales is provided in “—Business Segment Results.”

Operating Income

Gross Profit. Gross profit for fiscal 2012 increased $49.9 million, or 5.5%, to $964.8 million, compared with $914.9 million in fiscal 2011. The increase in gross profit was primarily a result of overall higher net sales. Gross margin was 46.9% in fiscal 2012, compared with 45.3% in fiscal 2011. The increase in gross margin was primarily attributable to a more favorable product mix resulting from increased sales of our higher margin branded pharmaceutical products.

Selling, general and administrative expenses. Selling, general and administrative expenses for fiscal 2012 increased $19.2 million, or 3.6%, to $551.7 million, compared with $532.5 million in fiscal 2011. The increase in selling, general and administrative expenses primarily resulted from higher legal and benefit costs. Selling, general and administrative expenses were 26.8% of net sales for fiscal 2012, compared to 26.3% of net sales for fiscal 2011.

Research and development expenses. R&D expenses increased $2.6 million to $144.1 million in fiscal 2012, compared with $141.5 million in fiscal 2011. The increase primarily resulted from additional spending on our MNK-795 and MNK-155 branded products that are under development within our Specialty Pharmaceuticals segment and higher salary and benefit costs. As a percentage of our net sales, R&D expenses were 7.0% in both fiscal 2012 and 2011.

Separation costs. During fiscal 2012 and 2011, we incurred separation costs of $25.5 million and $2.9 million, respectively, primarily related to tax, accounting and other professional fees.

Restructuring and related charges, net. During fiscal 2012, we recorded $19.2 million of net restructuring and related charges, of which $8.0 million related to accelerated depreciation and were included in cost of goods sold. The accelerated depreciation resulted from the decision to shut down our plant in Chesterfield, U.K. The remaining $11.2 million primarily related to severance and employee benefit costs due to a reduction in work force. During fiscal 2011, we recorded net restructuring and related charges of $10.0 million, of which $1.6 million related to accelerated depreciation and was included in cost of goods sold. The remaining $8.4 million primarily related to severance and employee benefit costs incurred within our Specialty Pharmaceuticals segment.

Gain on divestitures. As discussed under “—Divestitures,” during fiscal 2011, we recorded an $11.1 million gain on the sale of the rights to market TussiCaps extended-release capsules. We recorded an additional $2.9 million gain related to this sale during fiscal 2012.

Non-Operating Items

Interest Expense and Interest Income. During fiscal 2012 and 2011, interest expense, net of interest income, was $0.1 million and $0.4 million, respectively.

Other Income. During fiscal 2012 and 2011, we recorded other income of $1.0 million and $2.9 million, respectively. These amounts primarily represent royalty payments from a subsidiary of Covidien for use of certain of our trademarks and technology.

Income Tax Expense. Income tax expense was $94.8 million and $86.2 million on income from continuing operations before income taxes of $236.1 million and $243.2 million for fiscal 2012 and 2011, respectively. Our effective tax rate was 40.2% and 35.4% for fiscal 2012 and 2011, respectively. The increase in the effective tax rate for fiscal 2012, compared with fiscal 2011, resulted primarily from a decrease in earnings in lower-tax jurisdictions. The expiration of the U.S. R&D tax credit as of December 31, 2011 and the retroactive reenactment of the 2010 R&D tax credit during fiscal 2011 also contributed to the increase in the effective tax rate in fiscal 2012 as compared to fiscal 2011. Had the U.S. R&D tax credit been fully enacted during fiscal 2012, our effective tax rate would have been approximately 0.7% lower. In addition, in fiscal 2011, we reached a settlement with certain non-U.S. taxing authorities that favorably benefitted our fiscal 2011 effective tax rate.

Fiscal Year Ended September 30, 2011 Compared to Fiscal Year Ended September 24, 2010

Net Sales

Net sales by geographic area are as follows:

	Fiscal		Percentage Change	Currency Impact	Operational Growth(1)
(Dollars in Millions)	2011	2010
U.S.	$1,293.8	$1,380.5	(6.3)%	—%	(6.3)%
Europe, Middle East and Africa	419.7	393.8	6.6	3.2	3.4
Other	308.3	273.3	12.8	5.0	7.8

	$2,021.8	$2,047.6	(1.3)	1.2	(2.5)

(1)

Operational growth is a non-GAAP financial measure which should be considered supplemental to and not a substitute for our reported financial results prepared in accordance with GAAP. See “—Management’s Use of Non-GAAP Measures.”

Our net sales for fiscal 2011 decreased $25.8 million, or 1.3%, to $2,021.8 million, compared with $2,047.6 million in fiscal 2010. In fiscal 2011, net sales in the U.S. decreased $86.7 million, or 6.3%, and net sales outside the U.S. increased $60.9 million, or 9.1%. The overall decrease in net sales was primarily driven by a decline in Nuclear Imaging net sales within our Global Medical Imaging segment resulting from the divestiture of our nuclear radiopharmacies in the U.S. in May 2010, largely offset by increased sales of our Specialty Pharmaceuticals segment. Additional information regarding changes in our net sales is provided in “—Business Segment Results.”

Operating Income

Gross Profit. Gross profit for fiscal 2011 decreased $17.5 million, or 1.9%, to $914.9 million, compared with $932.4 million in fiscal 2010, primarily as a result of our lower overall net sales. Gross profit margins were 45.3% in fiscal 2011, compared with 45.5% in fiscal 2010. The decrease in gross profit margin was primarily attributable to a $14.7 million increase in royalties largely associated with certain products within our Specialty Pharmaceuticals segment.

Selling, general and administrative expenses. Selling, general and administrative expenses for fiscal 2011 decreased $32.8 million, or 5.8%, to $532.5 million, compared with $565.3 million in fiscal 2010. The decrease in selling, general and administrative expenses primarily resulted from decreased legal and benefit costs. These decreases were partially offset by an increase in selling and marketing expenses to support our Exalgo and Pennsaid product launches. Selling, general and administrative expenses were 26.3% of net sales for fiscal 2011, compared to 27.6% of net sales for fiscal 2010.

Research and development expenses. R&D expenses increased $22.4 million to $141.5 million in fiscal 2011, compared with $119.1 million in fiscal 2010. This increase primarily resulted from additional spending on our MNK-795, MNK-155 and MNK-395 branded products that are under development within our Specialty Pharmaceuticals segment and the reformulation of existing products within our Global Medical Imaging segment. As a percentage of our net sales, R&D expenses were 7.0% for fiscal 2011, compared with 5.8% for fiscal 2010.

Separation costs. During fiscal 2011, we recorded $2.9 million of separation costs.

Restructuring and related charges, net. During fiscal 2011, we recorded net restructuring and related charges of $10.0 million, of which $1.6 million related to accelerated depreciation and was included in cost of goods sold. The remaining $8.4 million primarily related to severance and employee benefit costs incurred within our Specialty Pharmaceuticals segment. During fiscal 2010, we recorded $11.5 million of net restructuring charges, which primarily related to severance and employee benefit costs incurred within our Global Medical Imaging segment.

Gain on divestitures. During fiscal 2011, we recorded an $11.1 million gain on the sale of the rights to market TussiCaps extended-release capsules. During fiscal 2010, we recorded a $3.9 million gain on the sale of our nuclear radiopharmacies in the U.S.

Non-Operating Items

Interest Expense and Interest Income. During fiscal 2011 and 2010, interest expense, net of interest income, was $0.4 million and $0.6 million, respectively.

Other Income. During fiscal 2011 and 2010, we recorded other income of $2.9 million and $3.4 million, respectively. These amounts represent royalty payments from a subsidiary of Covidien for use of certain of our trademarks and technology.

Income Tax Expense. Income tax expense was $86.2 million and $97.3 million on income from continuing operations before income taxes of $243.2 million for both fiscal 2011 and 2010, respectively. Our effective tax rate was 35.4% and 40.0% for fiscal 2011 and 2010, respectively. The decrease in the effective tax rate for fiscal 2011, compared with fiscal 2010, resulted primarily from a favorable settlement reached with certain non-U.S. taxing authorities and the release of certain U.S. and non-U.S. uncertain tax positions due to expiration of statutory limitation periods. In addition, the decrease in the effective tax rate resulted from an increase in earnings in lower-tax jurisdictions, the retroactive reenactment in December 2010 of the U.S. R&D tax credit as described above and the implementation of our tax planning strategies.

Discontinued Operations. During fiscal 2010, we sold Mallinckrodt Baker, which was part of our Specialty Pharmaceuticals segment, because its products and customer bases were not aligned with our long-term strategic objectives. This business met the discontinued operations criteria, and accordingly is included in discontinued operations.

We received net cash proceeds of $273.3 million and recorded a $20.4 million pre-tax gain on the sale of Mallinckrodt Baker in fiscal 2010. Included within this gain is a $17.7 million pre-tax charge associated with indemnification obligations to the purchaser. In addition, we paid $30.0 million into an escrow account as collateral for these indemnification obligations. Additional information regarding these indemnification obligations is included in “—Commitments and Contingencies—Guarantees.”

During fiscal 2011, we recorded a $9.1 million pre-tax loss on the sale of Mallinckrodt Baker, primarily for pension settlements related to its employees. In addition, during fiscal 2012, we recorded an additional $6.7 million loss, primarily related to the indemnification obligations discussed above.

Business Segment Results

The businesses included within our Specialty Pharmaceuticals and our Global Medical Imaging segments are described below:

Specialty Pharmaceuticals

•	Brands—includes branded pharmaceuticals for pain and spasticity.

•	Generics and API—produces generic pharmaceutical products, medicinal opioids, synthetic controlled substances, acetaminophen and addiction treatment.

Global Medical Imaging

•	Contrast Media and Delivery Systems—develops, manufactures and markets contrast media for diagnostic imaging applications, and power injectors to allow delivery of contrast media.

•	Nuclear Imaging—manufactures and markets radioactive isotopes and associated pharmaceuticals used for the diagnosis and treatment of disease.

Management measures and evaluates our operating segments based on segment net sales and operating income. Management excludes corporate expenses from segment operating income. In addition, management evaluates the operating results of the segments excluding certain amounts that management considers to be non-recurring or non-operational. These items include revenues and expenses associated with related party sales of products to other Covidien businesses, intangible asset amortization, net restructuring and related charges, and separation costs. Although these amounts are excluded from segment operating income, as applicable, they are included in reported combined operating income and accordingly, are included in our discussion of our combined results of operations.

Three Months Ended December 28, 2012 Compared to Three Months Ended December 30, 2011

Net Sales

Net sales by segment are shown in the following table:

	Three Months Ended		Percentage Change	Currency Impact	Operational Growth(1)
(Dollars in Millions)	December 28, 2012	December 30, 2011
Specialty Pharmaceuticals	$260.2	$236.1	10.2%	0.1%	10.1%
Global Medical Imaging	229.7	254.7	(9.8)	(1.3)	(8.5)

Net sales of operating segments	489.9	490.8	(0.2)	(0.7)	0.5
Net sales to related parties(2)	14.1	12.9	9.3	—	9.3

Net sales	$504.0	$503.7	0.1	(0.6)	0.7

(1)

Operational growth is a non-GAAP financial measure which should be considered supplemental to and not a substitute for our reported financial results prepared in accordance with GAAP. See “—Management’s Use of Non-GAAP Measures.”

(2)	Represents products that were sold to other Covidien businesses.

Specialty Pharmaceuticals. Net sales for the first three months of fiscal 2013 increased $24.1 million, or 10.2%, to $260.2 million, compared with $236.1 million for the first three months of fiscal 2012. The increase in net sales was primarily driven by a $12.5 million increase in sales of our Exalgo branded products, which was aided by the launch of a new dosage in August 2012; $9.3 million in sales resulting from the launch of Methylphenidate HCl, which received FDA approval during the current period; and $6.5 million of sales of intrathecal products resulting from the acquisition of CNS Therapeutics. These increases to net sales were partially offset by a decrease in sales of controlled substance API resulting from competitive pressure and timing of orders. We expect sales for our Specialty Pharmaceuticals segment to increase in fiscal 2013, compared to fiscal 2012, principally driven by our launch of Methylphenidate HCl (also known as generic Concerta). We also expect our Brands business to grow in fiscal 2013, compared to fiscal 2012, driven by increases in sales of Exalgo and intrathecal products (Gablofen), partially offset by a decrease in sales in our API business due to competitive pressures year over year and the planned shut-down of our Chesterfield, UK plant in fiscal 2012.

Net sales for Specialty Pharmaceuticals by geography are as follows:

	Three Months Ended		Percentage Change	Currency Impact	Operational Growth(1)
(Dollars in Millions)	December 28, 2012	December 30, 2011
U.S.	$233.6	$207.0	12.9%	—%	12.9%
Europe, Middle East and Africa	22.5	25.7	(12.5)	1.6	(14.1)
Other	4.1	3.4	20.6	(4.7)	25.3

	$260.2	$236.1	10.2	0.1	10.1

(1)

Operational growth is a non-GAAP financial measure which should be considered supplemental to and not a substitute for our reported financial results prepared in accordance with GAAP. See “—Management’s Use of Non-GAAP Measures.”

Net sales for Specialty Pharmaceuticals by key products are as follows:

	Three Months Ended		Percentage Change
(Dollars in Millions)	December 28, 2012	December 30, 2011
Acetaminophen (API) products	$47.7	$49.9	(4.4)%
Oxycodone (API) and oxycodone-containing tablets	37.3	28.0	33.2
Hydrocodone (API) and hydrocodone-containing tablets	31.6	42.4	(25.5)
Other controlled substances	24.7	26.6	(7.1)
Other	72.3	57.1	26.6

Generics and API	213.6	204.0	4.7

Exalgo	29.3	16.8	74.4
Other	17.3	15.3	13.1

Brands	46.6	32.1	45.2

Specialty Pharmaceuticals	$260.2	$236.1	10.2

Global Medical Imaging. Net sales for the first three months of fiscal 2013 decreased $25.0 million, or 9.8%, to $229.7 million, compared with $254.7 million for the first three months of fiscal 2012. This decrease was largely due to a $19.0 million decrease in sales of contrast media products. The decrease in sales of contrast media primarily resulted from a one-time order in the comparative prior year period. A decrease in sales of Optiray due to the renegotiation of a customer contract in the U.S. market and continued weakness in the U.S. also contributed to the sales decline. We expect CMDS to continue to experience weakness resulting from a decreasing number of procedures in developed markets and pricing pressure.

Net sales for Global Medical Imaging by geography are as follows:

	Three Months Ended		Percentage Change	Currency Impact	Operational Growth(1)
(Dollars in Millions)	December 28, 2012	December 30, 2011
U.S.	$101.8	$117.4	(13.3)%	—%	(13.3)%
Europe, Middle East and Africa	71.1	78.1	(9.0)	(2.8)	(6.2)
Other	56.8	59.2	(4.1)	(2.0)	(2.1)

	$229.7	$254.7	(9.8)	(1.3)	(8.5)

(1)

Operational growth is a non-GAAP financial measure which should be considered supplemental to and not a substitute for our reported financial results prepared in accordance with GAAP. See “—Management’s Use of Non-GAAP Measures.”

Net sales for Global Medical Imaging by key products are as follows:

	Three Months Ended		Percentage Change
(Dollars in Millions)	December 28, 2012	December 30, 2011
Optiray	$79.4	$87.3	(9.0)%
Optimark	11.9	11.0	8.2
Other	30.1	46.9	(35.8)

Contrast Media and Delivery Systems	121.4	145.2	(16.4)
Ultra-Technekow DTE	48.5	47.9	1.3
Octreoscan	19.1	18.8	1.6
Other	40.7	42.8	(4.9)

Nuclear Imaging	108.3	109.5	(1.1)

Global Medical Imaging	$229.7	$254.7	(9.8)

Operating Income

Operating income by segment and as a percentage of segment net sales for the first three months of fiscal 2013 and 2012 is shown in the following table:

	Three Months Ended
(Dollars in Millions)	December 28, 2012		December 30, 2011
Specialty Pharmaceuticals	$35.0	13.5%	$38.8	16.4%
Global Medical Imaging	49.1	21.4	53.5	21.0

Segment operating income	84.1	17.2	92.3	18.8

Unallocated amounts:
Corporate and allocated expenses	(25.4)		(15.0)
Intangible asset amortization	(8.9)		(6.8)
Restructuring and related charges, net	(1.0)		(5.9)
Separation costs	(12.0)		(4.0)

Total operating income	$36.8		$60.6

Specialty Pharmaceuticals. Operating income for the first three months of fiscal 2013 decreased $3.8 million to $35.0 million, compared with $38.8 million for the first three months of fiscal 2012. Our operating margin was 13.5% for the first three months of fiscal 2013, compared with 16.4% for the first three months of fiscal 2012. The decrease in operating income and margin was primarily due to increased manufacturing and raw material costs, partially offset by favorable product mix, resulting from increased sales of our higher margin branded products, and favorable pricing. Higher legal costs also contributed to the decline in operating income. We anticipate operating income for our Specialty Pharmaceuticals segment to increase in fiscal 2013, compared to fiscal 2012, as a result of the sales increases discussed above.

Global Medical Imaging. Operating income for the first three months of fiscal 2013 decreased $4.4 million to $49.1 million, compared with $53.5 million for the first three months of fiscal 2012. Our operating margin was 21.4% for the first three months of fiscal 2013, compared with 21.0% for first three months of fiscal 2012. The decrease in operating income was primarily due to the decrease in sales discussed above and increased manufacturing and raw material costs, partially offset by a decrease in selling, general and administrative expenses. We expect operating income for our Global Medical Imaging segment to continue to decline in fiscal 2013 compared with fiscal 2012 due to negative market trends, including a decrease in the number of procedures performed in developed markets and pricing pressure. In addition, we expect to experience increased costs of raw materials partially as a result of the unscheduled shutdown of one of the reactors that supplies Mo-99, as discussed under “—Nuclear Imaging.”

Corporate and allocated expenses. Corporate and allocated expenses were $25.4 million and $15.0 million for the first three months of fiscal 2013 and 2012, respectively. These amounts include allocations of $11.9 million and $10.8 million during the first three months of fiscal 2013 and 2012, respectively, for certain functions provided by Covidien, as described under “—Separation from Covidien.” These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on the basis of operating expenses, headcount or other measures. Excluding the $1.1 million increase in the amount of allocated expenses, the remaining $9.3 million increase in corporate expenses in the first three months of fiscal 2013, compared with the first three months of fiscal 2012, primarily resulted from $9.1 million of costs incurred to build out our corporate infrastructure.

Fiscal Year Ended September 28, 2012 Compared to Fiscal Year Ended September 30, 2011

Net Sales

Net sales by segment are shown in the following table:

	Fiscal		Percentage Change	Currency Impact	Operational Growth(1)
(Dollars in Millions)	2012	2011
Specialty Pharmaceuticals	$1,005.2	$909.4	10.5%	(0.2)%	10.7%
Global Medical Imaging	996.8	1,060.0	(6.0)	(2.8)	(3.2)

Net sales of operating segments	2,002.0	1,969.4	1.7	(1.5)	3.2
Net sales to related parties(2)	54.2	52.4	3.4	—	3.4

Net sales	$2,056.2	$2,021.8	1.7	(1.5)	3.2

(1)

Operational growth is a non-GAAP financial measure which should be considered supplemental to and not a substitute for our reported financial results prepared in accordance with GAAP. See “—Management’s Use of Non-GAAP Measures.”

(2)	Represents products that were sold to other Covidien businesses.

Specialty Pharmaceuticals. Net sales for fiscal 2012 increased $95.8 million, or 10.5%, to $1,005.2 million, compared with $909.4 million in fiscal 2011. The increase in net sales was primarily driven by increased sales of our Exalgo and Pennsaid branded products. This increase was partially offset by the impact of the extra selling week in fiscal 2011 and a decrease in sales of oxycodone immediate-release tablets.

Net sales for Specialty Pharmaceuticals by geography are as follows:

	Fiscal		Percentage Change	Currency Impact	Operational Growth(1)
(Dollars in Millions)	2012	2011
U.S.	$880.6	$784.8	12.2%	—%	12.2%
Europe, Middle East and Africa	108.7	93.4	16.4	(2.1)	18.5
Other	15.9	31.2	(49.0)	0.8	(49.8)

	$1,005.2	$909.4	10.5	(0.2)	10.7

(1)

Operational growth is a non-GAAP financial measure which should be considered supplemental to and not a substitute for our reported financial results prepared in accordance with GAAP. See “—Management’s Use of Non-GAAP Measures.”

Net sales for Specialty Pharmaceuticals by key products are as follows:

	Fiscal		Percentage Change
(Dollars in Millions)	2012	2011
Acetaminophen (API) products	$217.7	$222.2	(2.0)%
Oxycodone (API) and oxycodone-containing tablets	144.1	154.1	(6.5)
Hydrocodone (API) and hydrocodone-containing tablets	130.5	116.9	11.6
Other controlled substances	111.7	107.9	3.5
Other	244.8	223.6	9.5

Generics and API	848.8	824.7	2.9

Exalgo	91.9	41.2	123.1
Other	64.5	43.5	48.3

Brands	156.4	84.7	84.7

Specialty Pharmaceuticals	$1,005.2	$909.4	10.5

Global Medical Imaging. Net sales for fiscal 2012 decreased $63.2 million, or 6.0%, to $996.8 million, compared with $1,060.0 million in fiscal 2011. This decrease was largely due to decreased sales of CMDS, primarily resulting from lower sales of Optiray due to the renegotiation of a customer contract in the U.S. market and discontinuance of a product, combined with unfavorable currency exchange rate fluctuations and other market-related challenges. In addition, fiscal 2012 sales growth was negatively impacted by the extra selling week in fiscal 2011.

Net sales for Global Medical Imaging by geography are as follows:

	Fiscal		Percentage Change	Currency Impact	Operational Growth(1)
(Dollars in Millions)	2012	2011
U.S.	$466.8	$505.8	(7.7)%	—%	(7.7)%
Europe, Middle East and Africa	302.3	326.3	(7.4)	(6.7)	(0.7)
Other	227.7	227.9	(0.1)	(3.5)	3.4

	$996.8	$1,060.0	(6.0)	(2.8)	(3.2)

(1)

Operational growth is a non-GAAP financial measure which should be considered supplemental to and not a substitute for our reported financial results prepared in accordance with GAAP. See “—Management’s Use of Non-GAAP Measures.”

Net sales for Global Medical Imaging by key products are as follows:

	Fiscal		Percentage Change
(Dollars in Millions)	2012	2011
Optiray	$352.2	$374.9	(6.1)%
Optimark	48.0	50.3	(4.6)
Other	141.8	170.3	(16.7)

Contrast Media and Delivery Systems	542.0	595.5	(9.0)

Ultra-Technekow DTE	202.5	200.3	1.1
Octreoscan	78.7	76.9	2.3
Other	173.6	187.3	(7.3)

Nuclear Imaging	454.8	464.5	(2.1)

Global Medical Imaging	$996.8	$1,060.0	(6.0)

Operating Income

Operating income by segment and as a percentage of segment net sales for fiscal 2012 and 2011 is shown in the following table:

	Fiscal
(Dollars in Millions)	2012		2011
Specialty Pharmaceuticals	$162.8	16.2%	$121.5	13.4%
Global Medical Imaging	214.3	21.5	232.4	21.9

Segment operating income	377.1	18.8	353.9	18.0
Unallocated amounts:
Corporate and allocated expenses	(69.9)		(73.3)
Intangible asset amortization	(27.3)		(27.0)
Restructuring and related charges, net	(19.2)		(10.0)
Separation costs	(25.5)		(2.9)

Total operating income	$235.2		$240.7

Specialty Pharmaceuticals. Operating income for fiscal 2012 increased $41.3 million to $162.8 million, compared with $121.5 million for fiscal 2011. Our operating margin was 16.2% for fiscal 2012, compared with 13.4% for fiscal 2011. The increase in operating income and margin was primarily due to favorable product mix resulting from increased sales of our higher margin branded products.

Global Medical Imaging. Operating income for fiscal 2012 decreased $18.1 million to $214.3 million, compared with $232.4 million for fiscal 2011. Our operating margin was 21.5% for fiscal 2012, compared with 21.9% for fiscal 2011. The decrease in operating income and margin was primarily due to lower pricing and volume from renegotiated contracts with certain customer groups, which resulted in a switch to a dual source contract from a single source contract.

Corporate and allocated expenses. Corporate and allocated expenses were $69.9 million and $73.3 million for fiscal 2012 and 2011, respectively. These amounts include allocations of $49.2 million and $56.3 million during fiscal 2012 and 2011, respectively, for certain functions provided by Covidien, as described under “—Separation from Covidien.” Excluding the $7.1 million decrease in the amount of allocated expenses, the remaining $3.7 million increase in corporate expenses in fiscal 2012, compared with fiscal 2011, primarily resulted from $10.7 million of costs incurred to build out our corporate infrastructure, partially offset by lower environmental and asbestos-related costs.

Fiscal Year Ended September 30, 2011 Compared to Fiscal Year Ended September 24, 2010

Net Sales

Net sales by segment are show in the following table:

	Fiscal		Percentage Change	Currency Impact	Operational Growth(1)
(Dollars in Millions)	2011	2010
Specialty Pharmaceuticals	$909.4	$869.0	4.6%	0.5%	4.1%
Global Medical Imaging	1,060.0	1,128.1	(6.0)	1.9	(7.9)

Net sales of operating segments	1,969.4	1,997.1	(1.4)	1.3	(2.7)
Net sales to related parties(2)	52.4	50.5	3.8	—	3.8

Net sales	$2,021.8	$2,047.6	(1.3)	1.2	(2.5)

(1)

Operational growth is a non-GAAP financial measure which should be considered supplemental to and not a substitute for our reported financial results prepared in accordance with GAAP. See “—Management’s Use of Non-GAAP Measures.”

(2)	Represents products that were sold to other Covidien businesses.

Specialty Pharmaceuticals. Net sales for fiscal 2011 increased $40.4 million, or 4.6%, to $909.4 million, compared with $869.0 million in fiscal 2010. This increase was driven primarily by increased sales of generic pharmaceuticals, primarily the fentanyl patch and lozenge which are included within Other in the table of key products and product families below, and increased sales of acetaminophen within API. Increased sales of our Exalgo and Pennsaid branded products were more than offset by the decline in sales of our older branded products due to generic competition. Net sales in fiscal 2011 also benefitted from the extra selling week, which favorably impacted both product groups.

Net sales for Specialty Pharmaceuticals by geography are as follows:

	Fiscal		Percentage Change	Currency Impact	Operational Growth(3)
(Dollars in Millions)	2011	2010
U.S.	$784.8	$756.3	3.8%	—%	3.8%
Europe, Middle East and Africa	93.4	89.7	4.1	2.9	1.2
Other	31.2	23.0	35.7	10.0	25.7

	$909.4	$869.0	4.6	0.5	4.1

(3)

Operational growth is a non-GAAP financial measure which should be considered supplemental to and not a substitute for our reported financial results prepared in accordance with GAAP. See “—Management’s Use of Non-GAAP Measures.”

Net sales for Specialty Pharmaceuticals by key products and product families are as follows:

	Fiscal		Percentage Change
(Dollars in Millions)	2011	2010
Acetaminophen (API) products	$222.2	$203.6	9.1%
Oxycodone (API) and oxycodone-containing tablets	154.1	170.2	(9.5)
Hydrocodone (API) and hydrocodone-containing tablets	116.9	116.7	0.2
Other controlled substances	107.9	106.8	1.0
Other	223.6	184.5	21.2

Generics and API	824.7	781.8	5.5

Exalgo	41.2	24.8	66.1
Other	43.5	62.4	(30.3)

Brands	84.7	87.2	(2.9)

Specialty Pharmaceuticals	$909.4	$869.0	4.6

Global Medical Imaging. Net sales for fiscal 2011 decreased $68.1 million, or 6.0%, to $1,060.0 million, compared with $1,128.1 million in fiscal 2010. This decrease was driven primarily by a decline in Nuclear Imaging net sales resulting from the divestiture of our nuclear radiopharmacies within the U.S. during fiscal 2010. This decrease was partially offset by increased sales of Ultra-Technekow DTE generators. Net sales in fiscal 2011 also benefitted from the extra selling week.

Net sales for Global Medical Imaging by geography are as follows:

	Fiscal		Percentage Change	Currency Impact	Operational Growth(1)
(Dollars in Millions)	2011	2010
U.S.	$505.8	$621.5	(18.6)%	—%	(18.6)%
Europe, Middle East and Africa	326.3	304.1	7.3	3.3	4.0
Other	227.9	202.5	12.5	5.6	6.9

	$1,060.0	$1,128.1	(6.0)	1.9	(7.9)

(1)

Operational growth is a non-GAAP financial measure which should be considered supplemental to and not a substitute for our reported financial results prepared in accordance with GAAP. See “—Management’s Use of Non-GAAP Measures.”

Net sales for Global Medical Imaging by key products are as follows:

	Fiscal		Percentage Change
(Dollars in Millions)	2011	2010
Optiray	$374.9	$357.7	4.8%
Optimark	50.3	48.8	3.1
Other	170.3	202.6	(15.9)

Contrast Media and Delivery Systems	595.5	609.1	(2.2)

Ultra-Technekow DTE	200.3	176.2	13.7
Octreoscan	76.9	65.2	17.9
Other	187.3	277.6	(32.5)

Nuclear Imaging	464.5	519.0	(10.5)

Global Medical Imaging	$1,060.0	$1,128.1	(6.0)

Operating Income

Operating income by segment and as a percentage of segment net sales for fiscal 2011 and 2010 is shown in the following table:

	Fiscal
(Dollars in Millions)	2011		2010
Specialty Pharmaceuticals	$121.5	13.4%	$139.6	16.1%
Global Medical Imaging	232.4	21.9	221.5	19.6

Segment operating income	353.9	18.0	361.1	18.1
Unallocated amounts:
Corporate and allocated expenses	(73.3)		(85.8)
Intangible asset amortization	(27.0)		(23.4)
Restructuring and related charges, net	(10.0)		(11.5)
Separation costs	(2.9)		—

Total operating income	$240.7		$240.4

Specialty Pharmaceuticals. Operating income for fiscal 2011 decreased $18.1 million to $121.5 million, compared with $139.6 million for fiscal 2010. Our operating margin was 13.4% for fiscal 2011, compared with 16.1% for fiscal 2010. The decrease in operating income and margin was primarily due to a $14.9 million increase in R&D expenses and increased selling and marketing expenses to support product launches, partially offset by an $11.1 million gain on the sale of the rights to market TussiCaps and decreased benefit costs.

Global Medical Imaging. Operating income for fiscal 2011 increased $10.9 million to $232.4 million, compared with $221.5 million for fiscal 2010. Our operating margin was 21.9% for fiscal 2011, compared with 19.6% for fiscal 2010. The increase in operating income was primarily due to a decrease in legal costs, partially offset by increased R&D expenses.

Corporate and allocated expenses. Corporate and allocated expenses were $73.3 million and $85.8 million for fiscal 2011 and 2010, respectively. These amounts include allocations of $56.3 million and $60.8 million during fiscal 2011 and 2010, respectively, for certain functions provided by Covidien, as described in “—Separation from Covidien.” Excluding the $4.5 million decline in allocated expenses, the remaining $8.0 million decrease in corporate expenses primarily resulted from lower legal and environmental costs and decreased equity-based compensation expense.

Liquidity and Capital Resources

Significant factors driving our liquidity position include cash flows generated from operating activities, capital expenditures and cash paid in connection with acquisitions and license agreements. Historically, we have typically generated and expect to continue to generate positive cash flow from operations. As part of Covidien, our cash is swept regularly by Covidien at its discretion. Covidien also funds our operating and investing activities as needed. Cash flows related to financing activities reflect changes in Covidien’s investments in us. Transfers of cash to and from Covidien are reflected as a component of parent company investment within parent company equity on our combined balance sheets. As discussed further under “—Capitalization,” we have not reported cash or cash equivalents on our combined balance sheets for the periods presented.

Subsequent to the separation, we will no longer participate in cash management and funding arrangements with Covidien. Our ability to fund our capital needs will be affected by our ongoing ability to generate cash from operations and access to capital markets. We believe that our future cash from operations, borrowing capacity under the credit facility that we anticipate entering into in connection with the separation and access to capital markets will provide adequate resources to fund our working capital needs, capital expenditures and strategic investments.

We intend to enter into a bank credit facility to be used for general corporate purposes and issue debt in connection with the separation. We have not yet finalized our post-distribution capitalization; however, we currently expect to enter into an unsecured senior revolving credit facility in the amount of $250 million and to obtain debt in the amount of approximately $900 million in connection with the separation. The specific terms of the credit facility and debt are unknown at this time, but will be included in an amendment to this information statement. We also expect to have approximately $170 million of cash on hand at the time of the distribution.

In fiscal 2013, we expect our total capital expenditures to be in the range of $140 million to $160 million, which includes $20 million of non-recurring capital expenditures to build out our corporate infrastructure and information technology systems. While we intend to fund these capital expenditures with cash generated from operations, we also expect to have borrowing capacity under the credit facility that we anticipate entering into in connection with the separation. At September 28, 2012, we have capital expenditure commitments of $3.8 million.

A summary of our cash flows from operating, investing and financing activities is provided in the following table:

	Three Months Ended		Fiscal
(Dollars in Millions)	December 28, 2012	December 30, 2011	2012	2011	2010
Net cash (used in) provided by continuing:
Operating activities	$(59.0)	$19.6	$255.8	$370.2	$379.4
Investing activities	$(130.2)	$(23.5)	$(152.2)	$(112.6)	$114.3
Financing activities	$189.2	$3.9	$(103.6)	$(257.6)	$(505.2)

Operating Activities

Net cash used in operating activities of $59.0 million for the first three months of fiscal 2013 was primarily attributable to a $116.5 million outflow from net investments in working capital, partially offset by income from continuing operations, as adjusted for depreciation and amortization. The working capital outflow was primarily driven by an $83.4 million decrease in accrued and other liabilities and a $41.7 million increase in inventory, partially offset by a $12.1 million increase in income taxes payable which was recorded in parent company investment. The decrease in accrued and other liabilities resulted largely from a $37.5 million voluntary contribution to our pension plans and the annual payout of cash bonuses for performance in the prior fiscal year.

Net cash provided by operating activities of $19.6 million for the first three months of fiscal 2012 was primarily attributable to income from continuing operations, as adjusted for depreciation and amortization, partially offset by a $51.4 million outflow from net investments in working capital. The working capital outflow was primarily driven by a $57.4 million decrease in accrued and other liabilities, including the payment of annual cash bonuses for performance in fiscal 2011 that were paid in fiscal 2012 and payments of various tax obligations other than income taxes, partially offset by a $20.5 million increase in income taxes payable which was recorded in parent company investment.

Net cash provided by operating activities of $255.8 million in fiscal 2012 was primarily attributable to income from continuing operations, as adjusted for depreciation and amortization, partially offset by a $25.4 million outflow from net investments in working capital. The working capital outflow was primarily driven by a $62.8 million increase in inventory and a $54.2 million decrease in accrued and other liabilities, partially offset by a $79.4 million increase in income taxes payable, the latter of which was recorded in parent company investment. A build-up of inventory in advance of a planned plant closure contributed to the increase in inventory, while environmental payments contributed to the decrease in accrued and other liabilities.

Net cash provided by operating activities of $370.2 million in fiscal 2011 was primarily attributable to income from continuing operations, as adjusted for depreciation and amortization, deferred income taxes and an increase in working capital of $58.1 million. The increase in working capital was primarily driven by a $36.0 million increase in income taxes payable, which was recorded in parent company investment.

Net cash provided by operating activities of $379.4 million in fiscal 2010 was primarily attributable to income from continuing operations, as adjusted for depreciation and amortization and an increase in working capital of $111.6 million. The increase in working capital was primarily driven by a $99.5 million increase in income taxes payable, which was recorded in parent company investment.

Investing Activities

Net cash used in investing activities increased $106.7 million to $130.2 million for the first three months of fiscal 2013, compared with $23.5 million for the first three months of fiscal 2012. This increase primarily resulted from an $88.1 million payment made in fiscal 2013 to acquire CNS Therapeutics and a $17.5 million increase in capital expenditures, including $9.1 million of capital expenditures relating to the separation.

Net cash used in investing activities increased $39.6 million to $152.2 million in fiscal 2012, compared with $112.6 million in fiscal 2011. This increase primarily resulted from a $23.8 million increase in capital expenditures and a $13.2 million payment made in fiscal 2012 to acquire rights to Roxicodone.

Net cash used in investing activities of $112.6 million in fiscal 2011 was primarily due to capital expenditures of $120.4 million, partially offset by net proceeds from divestitures.

Net cash provided by investing activities of $114.3 million in fiscal 2010 primarily resulted from net cash proceeds of $273.3 million from the divestiture of Mallinckrodt Baker, partially offset by capital expenditures of $103.5 million and cash paid to acquire Exalgo and license Pennsaid.

Financing Activities

Net cash provided by financing activities increased $185.3 million to $189.2 million for the first three months of fiscal 2013, compared with $3.9 million for the first three months of fiscal 2012. This resulted from an increase in net transfers from Covidien. Net transfers from Covidien were higher during the first three months of fiscal 2013 due to a decrease in operating cash flow and an increase in cash used in investing activities, primarily for the acquisition of CNS Therapeutics.

Net cash used in financing activities decreased $154.0 million to $103.6 million in fiscal 2012, compared with $257.6 million in fiscal 2011. This resulted from a decrease in net transfers to Covidien. Net transfers to Covidien were lower in fiscal 2012 due to a decrease in operating cash flow and an increase in capital expenditures.

Net cash used in financing activities decreased $247.6 million to $257.6 million in fiscal 2011, compared with $505.2 million in fiscal 2010. This resulted from a decrease in net transfers to Covidien. Net transfers to Covidien were higher in fiscal 2010 due to the transfer of the proceeds received from the sale of Mallinckrodt Baker.

Capitalization

The cash and cash equivalents held by Covidien at the corporate level are not specifically identifiable to us. Accordingly, cash and cash equivalents have not been allocated to us for any of the periods presented. In addition, Covidien’s debt and the related interest expense have not been allocated to us for any of the periods presented since we are not the legal obligor of the debt and Covidien’s borrowings were not directly attributable to our business. Debt incurred by us directly is included in our combined financial statements and totaled $9.9 million at December 28, 2012.

Dividends

We currently intend to retain any earnings to finance R&D, acquisitions and the operation and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future. The recommendation, declaration and payment of any dividends in the future by us will be subject to the sole discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, covenants associated with certain of our debt obligations, legal requirements, regulatory constraints and other factors deemed relevant by our board of directors. Moreover, if we determine to pay any dividends in the future, there can be no assurance that we will continue to pay such dividends. For more information, see “Dividends.”

Commitments and Contingencies

Contractual Obligations

The following table summarizes our contractual obligations as of September 28, 2012.

	Payments Due By Period
(Dollars in Millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations(1)	$6.4	$0.4	$6.0	$—	$—
Capital lease obligations(1)	4.6	1.4	2.8	0.4	—
Operating leases(2)	54.3	11.3	18.2	12.1	12.7
Purchase obligations(3)	137.1	70.1	45.8	21.2	—

Total contractual cash obligations	$202.4	$83.2	$72.8	$33.7	$12.7

(1)

Interest on debt and capital lease obligations are projected for future periods using interest rates in effect as of September 28, 2012. Certain of these projected interest payments may differ in the future based on changes in market interest rates.

(2)	Amounts exclude lease arrangements that we may enter into with Covidien at separation.
(3)	Purchase obligations consist of commitments for purchases of goods and services made in the normal course of business to meet operational and capital requirements.

The table above excludes obligations that result from financing arrangements that we may enter into in connection with the separation. In addition, the table above does not include other liabilities of $504.3 million, primarily consisting of obligations under our pension and postretirement benefit plans, unrecognized tax benefits for uncertain tax positions and related accrued interest and penalties, environmental liabilities and asset retirement obligations, because the timing of their future cash outflow is uncertain. The most significant of these liabilities are discussed below.

As of September 28, 2012, we had net unfunded pension and postretirement benefit obligations of $101.2 million and $80.3 million, respectively. However, during the first three months of fiscal 2013, Covidien contributed $37.5 million to our pension plans. While the timing and amounts of long-term funding requirements for pension and postretirement obligations are uncertain, in fiscal 2013, we expect an additional $12.8 million will be contributed to our pension and postretirement benefit plans (1) by Covidien to the extent that the contribution occurs prior to completion of the separation and/or (2) by us to the extent that the contribution occurs after the separation.

We are involved in various stages of investigation and cleanup related to environmental remediation matters at a number of sites. These projects relate to a variety of activities, including decontamination and decommissioning of radioactive materials and removal of solvents, metals and other hazardous substances from soil and groundwater. The ultimate cost of cleanup and timing of future cash outlays is difficult to predict given uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. As of September 28, 2012, we believe that it is probable that we will incur investigation and remedial costs, including asset retirement obligations, of approximately $197.9 million, of which $15.2 million is included in accrued and other current liabilities, $136.5 million is included in environmental liabilities and $46.2 million is included in other liabilities on our combined balance sheet at September 28, 2012. This amount includes $95.8 million at September 28, 2012 relating to a site located in Orrington, Maine which will be a liability of a Covidien entity following the separation. Note 11 to our interim unaudited condensed combined financial statements and note 20 to our annual combined financial statements included elsewhere in this information statement provides additional information regarding environmental matters, including asset retirement obligations.

Legal Proceedings

We are subject to various legal proceedings and claims, including patent infringement claims, product liability matters, environmental matters, employment disputes, contractual disputes and other commercial disputes, including those described in “Business—Legal Proceedings” and in note 11 to our interim unaudited condensed combined financial statements and note 20 to our annual combined financial statements included elsewhere in this information statement. We believe that these legal proceedings and claims likely will be resolved over an extended period of time. Although it is not feasible to predict the outcome of these matters, management is of the opinion that their ultimate resolution should not have a material adverse effect on our financial condition, results of operations and cash flows.

Guarantees

In disposing of assets or businesses, we often provide representations, warranties and indemnities to cover various risks, including unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. Except as discussed below, we generally do not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, we have no reason to believe that these uncertainties would have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

In connection with the sale of Mallinckrodt Baker, we agreed to indemnify the purchaser with respect to various matters, including environmental, health, safety, tax and other matters. The indemnification obligations relating to environmental, health and safety matters have a term of 17 years, while some of the other indemnification obligations have an indefinite term. The amount of the liability relating to all of these indemnification obligations included in other liabilities on our combined balance sheet at December 28, 2012 was $22.4 million, of which $18.3 million related to environmental, health and safety matters. The value of the environmental, health and safety indemnity was measured based on the probability-weighted present value of the costs expected to be incurred to address environmental, health and safety claims made under the indemnity. As of December 28, 2012, the maximum future payments we could be required to make under all of these indemnification obligations was $76.1 million. We were required to pay $30.0 million into an escrow account as collateral for all of these indemnification obligations to the purchaser, of which $24.1 million remained in other assets on the combined balance sheet at December 28, 2012.

We have recorded liabilities for known indemnification obligations included as part of environmental liabilities, which are discussed in note 11 to our interim unaudited condensed combined financial statements and note 20 to our annual combined financial statements. In addition, we are liable for product performance; however, in the opinion of management, such obligations will not have a material adverse effect on our financial condition, results of operations and cash flows.

In addition, the separation and distribution agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Covidien’s remaining business with Covidien, among other indemnities. Specifically, each of Covidien and Mallinckrodt will indemnify, defend and hold harmless the other party, its subsidiaries and their respective directors, officers, employees and agents against any losses arising out of or resulting from:

•

the liabilities that each such party assumed or retained pursuant to the separation and distribution agreement (which, in the case of Mallinckrodt, would include the Mallinckrodt Liabilities (as defined below) and, in the case of Covidien, would include the Excluded Liabilities (as defined below)); and

•	any breach by such party of the separation and distribution agreement or the other transaction agreements.

Also, we will indemnify, defend and hold harmless Covidien, its subsidiaries and their respective directors, officers, employees from and against any losses arising out of or resulting from:

•	the operation of our business;

•

any guarantee, indemnification obligation, letter of credit reimbursement obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of Mallinckrodt or its subsidiaries by Covidien or any of its subsidiaries that survives following the distribution; and

•

any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in the Form 10 (as defined below), this information statement (as amended or supplemented) or any other disclosure document that describes the separation or the distribution or Mallinckrodt and its subsidiaries or primarily relates to the transactions contemplated by the separation and distribution agreement.

In addition, Covidien will indemnify, defend and hold harmless Mallinckrodt, its subsidiaries and their respective directors, officers, employees from and against any losses arising out of or resulting from the investigation and remediation of sites in Orrington, Maine and Penobscot River and Bay (as described in note 11 to our interim unaudited condensed combined financial statements and note 20 to our annual combined financial statements included elsewhere in this information statement). The separation and distribution agreement also will specify procedures with respect to claims subject to indemnification and related matters.

Off-Balance Sheet Arrangements

We are required to provide the NRC financial assurance demonstrating our ability to cover the cost of decommissioning our Maryland Heights, Missouri radiopharmaceuticals production facility upon closure, though we do not intend to close this facility. We have provided this financial assurance in the form of a $58.0 million surety bond. In addition, as of December 28, 2012, we had a $21.1 million letter of credit to guarantee decommissioning costs associated with our St. Louis, Missouri plant.

As of December 28, 2012, we had various other letters of credit and guarantee and surety bonds totaling $15.7 million. In addition, at December 28, 2012, Covidien had outstanding letters of credit and guarantee and surety bonds totaling $109.9 million, which supported multiple Covidien businesses, including our business.

Concentration of Credit and Other Risks

Financial instruments that potentially subject us to concentrations of credit risk primarily consist of accounts receivable. We do not require collateral from customers; however, concentrations of credit risk with respect to trade receivables are generally limited due to our large number of customers and their diversity across geographic areas. A portion of our trade accounts receivable outside the U.S., however, include sales to government-owned or supported healthcare systems in several countries, which are subject to payment delays. Payment is dependent upon the financial stability of those countries’ national economies and the creditworthiness of those countries’ national governments. Deteriorating credit and economic conditions in parts of Western Europe, particularly in Spain and Italy, may continue to increase the average length of time it takes us to collect our accounts receivable in certain regions within these countries.

We routinely evaluate all government receivables for potential collection risks associated with the availability of government funding and reimbursement practices. While our accounts receivable, net of allowance for doubtful accounts in Greece, is insignificant, during fiscal 2012, we recorded a $4.4 million charge to write down our outstanding accounts receivables in Greece. We have not incurred significant losses on any other government receivables; however, if the financial condition of customers or the countries’ healthcare systems continue to deteriorate such that their ability to make payments is uncertain, additional allowances may be required in future periods.

Our accounts receivable, net of the allowance for doubtful accounts, in Spain and Italy at the end of each period are as follows:

(Dollars in Millions)	December 28, 2012	September 28, 2012	September 30, 2011
Spain	$16.8	$15.0	$26.6
Italy	13.0	12.5	14.7

Net sales to customers in Spain and Italy totaled $12.2 million and $13.5 million for the three months ended December 28, 2012 and December 30, 2011, respectively, and $55.0 million, $60.2 million and $58.7 million for fiscal 2012, 2011 and 2010, respectively.

The following table shows net sales attributable to distributors that accounted for 10% or more of our total net sales:

	Three Months Ended		Fiscal
	December 28, 2012	December 30, 2011	2012	2011	2010
Cardinal Health, Inc.	22%	17%	19%	19%	15%
McKesson Corporation	15%	14%	14%	13%	11%
AmerisourceBergen Corporation	8%	13%	9%	10%	8%

The following table shows accounts receivable attributable to distributors that accounted for 10% or more of our gross accounts receivable at the end of each period:

	December 28, 2012	September 28, 2012	September 30, 2011
Cardinal Health, Inc.	22%	19%	19%
McKesson Corporation	18%	20%	16%
AmerisourceBergen Corporation	9%	10%	12%

The following table shows net sales attributable to products that accounted for 10% or more of our total net sales:

	Three Months Ended		Fiscal
	December 28, 2012	December 30, 2011	2012	2011	2010
Optiray (CMDS)	16%	17%	17%	19%	17%
Acetaminophen products (API)	9%	10%	11%	11%	10%

Mo-99 is a key raw material in our Ultra-Technekow DTE technetium generators that are sold by our Global Medical Imaging segment. There are only eight suppliers of this raw material worldwide. We have agreements to obtain Mo-99 from three nuclear research reactors and we rely predominantly on two of these reactors for our Mo-99 supply. Accordingly, a disruption in the commercial supply or a significant increase in the cost of this material from these sources could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

Management’s Use of Non-GAAP Measures

Operational growth, a non-GAAP financial measure, measures the change in sales between current and prior year periods using a constant currency, the exchange rate in effect during the applicable prior year period. We have provided this non-GAAP financial measure because we believe it provides meaningful information regarding our results on a consistent and comparable basis for the periods presented. Management uses this non-GAAP financial measure, in addition to GAAP financial measures, to evaluate our operating results. It is also one of the performance metrics that determines management incentive compensation. This non-GAAP financial measure should be considered supplemental to and not a substitute for our reported financial results prepared in accordance with GAAP.

Critical Accounting Policies and Estimates

The preparation of our combined financial statements in conformity with accounting principles generally accepted in the U.S. requires management to use judgment in making estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. The following accounting policies are based on, among other things, judgments and assumptions made by management that include inherent risks and uncertainties. Management’s estimates are based on the relevant information available at the end of each period.

Revenue Recognition

We recognize revenue for product sales when title and risk of loss have transferred from us to the buyer, which may be upon shipment or upon delivery to the customer site, based on contract terms or legal requirements in non-U.S. jurisdictions. We sell products direct to retail pharmacies and end user customers and through distributors who resell the products to retail pharmacies, institutions and end user customers. We establish contracts with wholesalers, chain stores, government agencies, institutions, managed care organizations and GPOs that provide for rebates, sales incentives, Distribution Service Agreements (“DSAs”) fees, fees for services and administration fees. Direct rebates and fees are paid based on direct customer’s purchases from us, including DSA fees paid to wholesalers under our DSAs. Indirect rebates and fees are paid based on products purchased from a wholesaler under a contract with us. We enter into agreements with some indirect customers to establish contract pricing for certain products. These indirect customers then independently select a wholesaler from which to purchase the products at these contracted prices. Alternatively, we may enter into agreements with wholesalers at a contract price to offer our products to other indirect customers. Under either arrangement, we provide credit to the wholesaler for any difference between the contracted price with the indirect customer and the wholesaler’s invoice price. Such credit is called a chargeback.

When we recognize net sales, we simultaneously record an adjustment to revenue for estimated chargebacks, rebates, product returns and other sales deductions. These provisions are estimated based upon: historical experience, estimated future trends, estimated customer inventory levels, current contracted sales terms with customers, level of utilization of our products and other competitive factors. We adjust reserves for rebates and chargebacks, product returns and other sales deductions to reflect differences between estimated and actual experience. Such adjustments impact the amount of sales we recognize in the period of adjustment.

Sales return reserves for new products are estimated and primarily based on our historical sales return experience with similar products, such as those within the same product line or those within the same or similar therapeutic category. In limited circumstances, where the new product is not an extension of an existing product line or where we have no historical experience with products in a similar therapeutic category (such that we cannot reliably estimate expected returns), we would defer recognition of revenue until the right of return no longer exists or until we have developed sufficient historical experience to estimate sales returns. When establishing sales return reserves for new products, we also consider estimated levels of inventory in the distribution channel and projected demand.

The following table reflects activity in our sales reserve accounts (dollars in millions):

	Rebates and Chargebacks	Product Returns	Other Sales Deductions	Total
Balance at September 25, 2009	$207.0	$21.4	$11.4	$239.8
Provisions	1,164.3	36.2	57.3	1,257.8
Payments or credits	(1,166.0)	(25.1)	(56.8)	(1,247.9)

Balance at September 24, 2010	205.3	32.5	11.9	249.7

Provisions	1,218.8	40.5	47.1	1,306.4
Payments or credits	(1,200.1)	(39.1)	(45.7)	(1,284.9)

Balance at September 30, 2011	224.0	33.9	13.3	271.2

Provisions	1,085.9	30.0	41.9	1,157.8
Payments or credits	(1,077.7)	(29.2)	(42.3)	(1,149.2)

Balance at September 28, 2012	$232.2	$34.7	$12.9	$279.8

Goodwill and Other Intangible Assets

Goodwill—In performing goodwill assessments, management relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, and transactions and market place data. There are inherent uncertainties related to these factors and judgment in applying them to the analysis of goodwill impairment. Since judgment is involved in performing goodwill valuation analyses, there is risk that the carrying value of our goodwill may be overstated or understated. We calculate our goodwill valuations using an income approach based on the present value of future cash flows of each reporting unit. This approach incorporates many assumptions including future growth rates, discount factors and income tax rates. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairment in future periods.

We test goodwill during the fourth quarter of each year for impairment, or more frequently if certain indicators are present or changes in circumstances suggest that impairment may exist. We utilize a two-step approach. The first step requires a comparison of the carrying value of the reporting units to the fair value of these units. We estimate the fair value of our reporting units through internal analyses and valuation, using an income approach based on the present value of future cash flows. If the carrying value of a reporting unit exceeds its fair value, we will perform the second step of the goodwill impairment to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of a reporting unit’s goodwill with its carrying value. To determine the implied fair value of goodwill, we allocate the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities represents the implied fair value of goodwill. The results of our annual goodwill impairment test for fiscal 2012 showed that the fair value of each of our reporting units significantly exceeded their respective carrying values.

Other Intangible Assets—Intangible assets include completed technology, licenses, trademarks and in-process research and development (“IPR&D”). We record intangible assets at cost and amortize certain of such assets using the straight-line method over five to thirty years. We review intangible assets for impairment by comparing the fair value of the assets, estimated using an income approach, with their carrying value. If the carrying value exceeds the fair value of the intangible asset, the amount recognized for impairment is equal to the difference between the carrying value of the asset and the present value of future cash flows. We assess the remaining useful life and the recoverability of finite-lived intangible assets whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. Indefinite-lived intangible assets are tested for impairment at least annually.

Contingencies

We are involved, both as a plaintiff and a defendant, in various legal proceedings that arise in the ordinary course of business, including, without limitation, patent infringement, product liability and environmental matters, as further discussed in note 11 to our interim unaudited condensed combined financial statements and note 20 to our annual combined financial statements. Accruals recorded for various contingencies, including legal proceedings, self-insurance and other claims, are based on judgment, the probability of losses and, where applicable, the consideration of opinions of internal and/or external legal counsel, internal and/or external technical consultants and actuarially determined estimates. When a range is established but a best estimate cannot be made, we record the minimum loss contingency amount. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are reevaluated each accounting period, as additional information is available. When we are initially unable to develop a best estimate of loss, we record the minimum amount of loss, which could be zero. As information becomes known, additional loss provision is recorded when either a best estimate can be made or the minimum loss amount is increased. When events result in an expectation of a more favorable outcome than previously expected, our best estimate is changed to a lower amount. We record receivables from third-party insurers up to the amount of the related liability when we have determined that existing insurance policies will provide reimbursement. In making this determination, we consider applicable deductibles, policy limits and the historical payment experience of the insurance carriers. Receivables are not netted against the related liabilities for financial statement presentation.

Pension and Postretirement Benefits

Our pension expense and obligations are developed from actuarial valuations. Two critical assumptions in determining pension expense and obligations are the discount rate and expected long-term return on plan assets. We evaluate these assumptions at least annually. Other assumptions reflect demographic factors such as retirement, mortality and turnover and are evaluated periodically and updated to reflect our actual experience. Actual results may differ from actuarial assumptions. The discount rate is used to calculate the present value of the expected future cash flows for benefit obligations under our pension plans. For our U.S. plans, we use a broad population of Moody’s AA-rated corporate bonds to determine the discount rate assumption. All bonds are non-callable, denominated in U.S. dollars and have a minimum amount outstanding of $250 million. This population of bonds was used to generate a yield curve and associated spot rate curve, to discount the projected benefit payments for the U.S. plans. The discount rate is the single level rate that produces the same result as the spot rate curve. For our non-U.S. plans, the discount rate is generally determined by reviewing country- and region-specific government and corporate bond interest rates. A decrease in the discount rate increases the present value of pension benefit obligations and increases pension expense. A 50 basis point decrease in the discount rate would increase our present value of pension obligations by approximately $34.0 million.

We consider the current and expected asset allocations of our pension plans, as well as historical and expected long-term rates of return on those types of plan assets, in determining the expected long-term return on plan assets. In determining the expected return on pension plan assets, we consider the relative weighting of plan assets by class and individual asset class performance expectations as provided by external advisors in reaching our conclusions on appropriate assumptions. The investment strategy for the pension plans has been governed by Covidien. Covidien’s overall investment objective is to obtain a long-term return on plan assets that is consistent with the level of investment risk that is considered appropriate. Investment risks and returns are reviewed regularly against benchmarks to ensure objectives are being met. A 50 basis point decrease in the expected long-term return on plan assets would increase our annual pension expense by approximately $1.9 million.

Income Taxes

In determining income for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense.

Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions including the amount of future state, federal and international pre-tax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we use to manage the underlying businesses.

We determine whether it is more likely than not that a tax position will be sustained upon examination. The tax benefit of any tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the uncertainty. To the extent a full benefit is not realized on the uncertain tax position, an income tax liability is established. We adjust these liabilities as a result of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. A significant portion of our potential tax liabilities are recorded in non-current income taxes payable which is included in other liabilities on our combined balance sheets as payment is not expected within one year.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. Changes in tax laws and rates could affect recorded deferred tax assets and liabilities in the future. Management is not aware of any such changes, however, which would have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

We believe that we will generate sufficient future taxable income in the appropriate jurisdictions to realize the tax benefits related to the net deferred tax assets on our combined balance sheets. However, any reduction in future taxable income, including any future restructuring activities, may require that we record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in such period and could have a significant impact on our future earnings. Our income tax expense recorded in the future may also be reduced to the extent of decreases in our valuation allowances.

Quantitative and Qualitative Disclosure about Market Risk

Our operations include activities in the U.S. and countries outside of the U.S. These operations expose us to a variety of market risks, including the effects of changes in interest rates and currency exchange rates. We monitor and manage these financial exposures as an integral part of our overall risk management program.

Interest Rate Risk

We expect to enter into a new revolving credit facility that will bear interest at a floating rate. As a result, we will be exposed to fluctuations in interest rates to the extent of our borrowings under the revolving credit facility. Our long-term debt portfolio is expected to primarily consist of fixed-rate instruments.

Currency Risk

We are exposed to currency exchange rate fluctuations that affect transactions not denominated in the functional currency of our U.S. and non-U.S. operations. We may from time to time use financial derivatives, which may include forward currency exchange contracts and currency options, to hedge this risk. However, gains and losses on these contracts would be offset by the gains or losses on the revaluation or settlement of the underlying transaction. We do not use derivative financial instruments to hedge investments in non-U.S. subsidiaries since such investments are long-term in nature.

MANAGEMENT

Executive Officers Following the Separation

Upon completion of the separation, none of our executive officers will be executive officers or employees of Covidien. The following table sets forth information regarding individuals who are expected to serve as our executive officers, including their positions after the separation.

Name	Age	Position
Mark Trudeau	51	President, Chief Executive Officer and Director
Matthew Harbaugh	42	Senior Vice President and Chief Financial Officer
Thomas Berry	62	Senior Vice President, Product Supply
David Silver	60	Senior Vice President, Portfolio Management, Strategy, and Business Development and Licensing
Peter Edwards	51	Senior Vice President and General Counsel
Steve Carchedi	51	Senior Vice President and President, Commercial Operations (North America)
Meredith Fischer	60	Senior Vice President, Communications and Public Affairs
Stephen Merrick	52	Senior Vice President and President, Commercial Operations (International)
Ian Watkins	50	Senior Vice President and Chief Human Resources Officer

Mr. Trudeau will be named President and Chief Executive Officer of Mallinckrodt and is expected to serve on our board of directors. Mr. Trudeau joined the Pharmaceuticals segment of Covidien in February 2012 as a Senior Vice President and President of its Pharmaceuticals business. He joined Covidien from Bayer HealthCare Pharmaceuticals LLC USA, the U.S. healthcare business of Bayer AG, where he served as Chief Executive Officer. He simultaneously served as President of Bayer HealthCare Pharmaceuticals, the U.S. organization of Bayer’s global pharmaceuticals business. In addition, he served as Interim President of the global specialty medicine business unit from January to August 2010. Prior to joining Bayer in 2009, Mr. Trudeau headed the Immunoscience Division at Bristol-Myers Squibb. During his 10-plus years at Bristol-Myers Squibb, he served in multiple senior roles, including President of the Asia/Pacific region, President and General Manager of Canada and General Manager/Managing Director in the United Kingdom. Mr. Trudeau was also with Abbott Laboratories, serving in a variety of executive positions, from 1988 to 1998. Mr. Trudeau holds a Bachelor’s degree in chemical engineering and a M.B.A., both from the University of Michigan. Having worked as the President of Covidien’s Pharmaceuticals business for over a year, Mr. Trudeau is familiar with all aspects of our business.

Mr. Harbaugh will be named Senior Vice President and Chief Financial Officer of Mallinckrodt. Mr. Harbaugh currently serves as Vice President, Finance of Covidien’s Pharmaceuticals business, a position he has held since July 2008. He also served as Interim President of Covidien’s Pharmaceuticals business from November 2010 to January 2012. Mr. Harbaugh joined Covidien’s Pharmaceuticals business in August 2007 as its Vice President and Controller, Global Finance for the Global Medical Imaging business. Mr. Harbaugh was a Lead Finance Executive with Cerberus Capital Management, L.P. from April 2007 until August 2007. Mr. Harbaugh worked for Monsanto from 1997 to 2007 serving in senior U.S. roles in treasury, investor relations, financial planning and analysis and strategy in addition to two international assignments in Canada and Argentina.

Mr. Berry will be named Senior Vice President, Product Supply of Mallinckrodt. Mr. Berry currently serves as Vice President, Product Supply of Covidien’s Pharmaceuticals business, a position he has held since February 2010. Mr. Berry was Senior Vice President of Global Manufacturing for the Fort Dodge Animal Health division of Wyeth Pharmaceuticals from October 2006 until February 2010.

Mr. Silver will be named Senior Vice President, Portfolio Management, Strategy and Business Development and Licensing of Mallinckrodt. Mr. Silver currently serves as Vice President, Portfolio Management, Strategy and Business Development and Licensing of Covidien’s Pharmaceuticals, a position he has held since July 2007. He also served as Interim General Manager for Generics from August 2011 to October 2012. Mr. Silver was a Principal of Argent Rx Solutions Consulting, which provided strategic and commercial analytics consulting to pharmaceutical companies, from May 2006 until July 2007.

Mr. Edwards will be named Senior Vice President and General Counsel of Mallinckrodt. Mr. Edwards joined Covidien’s Pharmaceuticals business in May 2010 as Vice President and General Counsel. Mr. Edwards joined Covidien from the Solvay Group in Brussels, Belgium, where he served as Executive Vice President and General Counsel for the global pharmaceuticals business from June 2007 until April 2010.

Mr. Carchedi will be named Senior Vice President and President of Commercial Operations (North America) of Mallinckrodt. Mr. Carchedi joined Covidien’s Pharmaceuticals business in October 2012 as Vice President and President of Commercial Operations (North America). Mr. Carchedi served from May 2010 to May 2012 as Chief Marketing Officer of General Electric Healthcare where he was responsible for leading worldwide marketing for GE’s Medical Diagnostics business. From April 2009 to May 2010, Mr. Carchedi served as Senior Vice President in charge of the specialty pharmaceuticals business at Endo Pharmaceuticals. From May 2008 to April 2009, Mr. Carchedi served as Senior Vice President, Commercial Operations at Enzon Pharmaceuticals.

Ms. Fischer will be named Senior Vice President, Communications and Public Affairs of Mallinckrodt. Ms. Fischer joined Covidien’s Pharmaceuticals business in February 2013 as Vice President, Communications and Public Affairs of Covidien’s Pharmaceuticals business. Ms. Fischer was employed by Bayer Corporation from December 2001 until February 2013, where she served as Vice President of Communications and Public Policy for Bayer HealthCare and Bayer HealthCare Pharmaceuticals, North America. In that role, she supported Bayer HealthCare’s U.S. pharmaceutical and animal health divisions and the company’s global medical care and consumer care businesses.

Mr. Merrick will be named Senior Vice President and President of Commercial Operations (International) of Mallinckrodt. Mr. Merrick joined Covidien’s Pharmaceuticals business in February 2013 as Vice President and President of Commercial Operations (International). Mr. Merrick was employed by Bristol-Myers Squibb Company, where he served as Vice President, Strategic Projects – Intercontinental Region from September 2012 until February 2013, President and General Manager – Brazil from December 2009 until September 2012 and as Vice President – Distributor Markets and Geographic Optimization from November 2007 until December 2009.

Mr. Watkins will be named Senior Vice President and Chief Human Resources Officer of Mallinckrodt. Mr. Watkins joined Covidien’s Pharmaceuticals business in September 2012 as the Chief Human Resources Officer. Mr. Watkins served as Vice President, Global Human Resources at Synthes, Inc. from June 2007 to September 2012, which was recently acquired by Johnson & Johnson. Mr. Watkins served as Senior Vice President, Human Resources from 2003 to 2006 for Andrx Corporation, which is now part of Watson/Actavis.

Board of Directors Following the Separation

The following table sets forth information with respect to those persons who are expected to serve on our board of directors following the completion of the separation. We may name additional directors prior to completion of the separation.

Name	Age	Title
Melvin D. Booth	67	Chairman of the Board
Mark C. Trudeau	51	President, Chief Executive Officer and Director
David R. Carlucci	58	Director
J. Martin Carroll	63	Director
Diane H. Gulyas	56	Director
Nancy S. Lurker	55	Director
JoAnn A. Reed	57	Director
Kneeland C. Youngblood, M.D.	57	Director
Joseph A. Zaccagnino	66	Director

Mr. Booth has been a director of Catalent Pharma Solutions since 2010, a director of PRA International since 2004 and a director of eResearch Technologies since 2012. Mr. Booth has also been a strategic advisor in life sciences to Genstar Capital (a private equity firm) since 2005. Mr. Booth’s previous public company board experience includes serving as Lead Director of Millipore, a life science research company, from 2004 to 2010, and as a member of the boards of MedImmune from 1998 to 2005 and of Human Genome Sciences from 1995 to 1998. Mr. Booth was President of MedImmune from 1998 until his retirement at the end of 2003. Mr. Booth was President of Human Genome Sciences from 1995 to 1998. He held a variety of domestic and international positions with Syntex from 1981 to 1995, including serving as President of its U.S. pharmaceuticals business. Mr. Booth has been active in U.S. pharmaceutical industry organizations and is a past Chairman of the Pharmaceuticals Manufacturers Association of Canada. Mr. Booth received a B.S. degree in accounting from Northwest Missouri State University where he was also awarded an honorary Doctor of Science degree. He is also a Certified Public Accountant. Mr. Booth’s qualifications to serve on our board include his significant experience in leadership positions at pharmaceutical companies.

Mr. Carlucci was President and Chief Operating Officer of IMS Health from October 2002 until January 2005, when he was named Chief Executive Officer and President. He became Chairman and Chief Executive Officer the following year. Mr. Carlucci retired from IMS Health in December 2010. Mr. Carlucci held several senior executive level positions at IBM from 1976 to 2002, including operations and management positions in the U.S., Canada, Latin America and Asia Pacific. Mr. Carlucci has been a director and Chairman of the Human Resources and Compensation Committee for MasterCard International since 2006. Mr. Carlucci also served as a member of the advisory board of Mitsui USA, one of the world’s most diversified comprehensive trading, investment and service companies. Mr. Carlucci received a B.A. in political science from the University of Rochester. Mr. Carlucci’s qualifications to serve on our board include his significant experience as an executive and/or board member of publicly traded and private companies.

Mr. Carroll served as President and Chief Executive Officer of Boehringer Ingelheim Corporation and of Boehringer Pharmaceuticals, Inc. from 2003 until 2012. Mr. Carroll currently serves as the head of corporate strategy and development for Boehringer Ingelheim’s U.S. operations and remains a director of Boehringer Ingelheim Corporation. Mr. Carroll joined the organization in 2002 as President of Boehringer Pharmaceuticals, Inc. Mr. Carroll worked at Merck & Company, Inc. from 1976 to 2001. From 1972 to 1976, Mr. Carroll served in the United States Air Force where he attained the rank of Captain. Mr. Carroll received a B.A. in accounting & economics from the College of the Holy Cross and a M.B.A. from Babson College. Mr. Carroll’s qualifications to serve on our board include his significant experience in leadership positions at pharmaceutical companies.

Ms. Gulyas has worked at E. I. du Pont de Nemours and Company since 1978 and has been the President of DuPont’s Performance Polymers division since 2009. She is also the Vice Chairman of the DuPont-Teijin Films global joint venture. From 2009 until 2012, Ms. Gulyas served as a director and as a member of the Finance Committee of Navistar International Corporation, a leading manufacturer of commercial trucks, buses, RVs, defense vehicles and engines. Ms. Gulyas received her B.S. in chemical engineering from the University of Notre Dame. Ms. Gulyas’ qualifications to serve on our board include her extensive executive experience with chemical and manufacturing companies.

Ms. Lurker has been serving as a director and Chief Executive Officer of PDI Inc. since 2008. Prior to joining PDI, Ms. Lurker served as Senior Vice President and Chief Marketing Officer of Novartis Pharmaceuticals Corporation from 2006 to 2008. Prior to that, she was President and Chief Executive Officer of ImpactRx, Inc. from 2003 to 2006. From 1998 to 2003, Ms. Lurker served as Group Vice President – Global Primary Care Products for Pharmacia Corporation. She was also a member of Pharmacia’s U.S. Executive Management Committee from 1998 to 2003. Ms. Lurker began her career at Bristol-Myers Squibb, where she worked for 14 years. Ms. Lurker also has served as a director of Auxilium Corporation since 2011. Ms. Lurker served as a director of ConjuChem Biotechnologies, Inc. from 2004 to 2006 and as a director of Elan Corporation from 2005 to 2006. Ms. Lurker received a B.S. magna cum laude in biology from Seattle Pacific University and a M.B.A. from the University of Evansville. Ms. Lurker’s qualifications to serve on our board include her significant experience in leadership positions at pharmaceutical companies.

Ms. Reed is a healthcare services consultant. Ms. Reed served as an advisor to the Chief Executive Officer of Medco Health Solutions from April 2008 to April 2009. From 2002 to March 2008, Ms. Reed served as Senior Vice President, Finance and Chief Financial Officer of Medco Health Solutions. From 1992 to 2002, she served as Senior Vice President, Finance of Medco Health Solutions. She joined Medco Containment Services, Inc. in 1988. Ms. Reed has been a director of American Tower Corporation since 2007, a director of Waters Corporation since 2006 and a trustee of St. Mary’s College of Notre Dame since 2006. Ms. Reed received a B.B.A. in business administration from St. Mary’s College. She received her M.B.A. in finance and international marketing cum laude from Fordham University. Ms. Reed’s qualifications to serve on our board include her experience as a healthcare services consultant and her financial expertise experience and knowledge of financial statements, corporate finance and accounting matters.

Dr. Youngblood is a founding partner of Pharos Capital Group, a private equity firm that focuses on providing growth and expansion capital/buyouts in healthcare, business services and opportunistic investments. Dr. Youngblood served as a director of iStar Financial from 1998 to 2001, a director of Starwood Hotels and Resorts from 2001 to 2012, a director of Burger King Corporation from 2004 to 2010 and a director of the Gap Inc. from 2006 to 2012. Dr. Youngblood has been serving as a director of Energy Future Holdings Corp, an electric utility provider, since 2007. Dr. Youngblood is a physician by training, with over 15 years of experience in emergency medicine. He is also a member of the Council on Foreign Relations. Dr. Youngblood earned a B.A. in politics from Princeton University and an M.D. from the University of Texas Southwestern Medical School. Dr. Youngblood’s qualifications to serve on our board include his extensive experience in healthcare practice, policy and business.

Mr. Zaccagnino, who has been a director of Covidien since its spin-off from Tyco International in 2007 and serves on its Compliance and Transactions Committees and as Chairman of the Nominating and Governance Committee. Mr. Zaccagnino has served as President, Chief Executive Officer and director of Yale New Haven Health System and its flagship Yale-New Haven Hospital from 1991 until his retirement in 2005. He has also served as a director of NewAlliance Bancshares, Inc. from 1991 until it was acquired in 2010. Mr. Zaccagnino has served on the board of the National Committee for Quality Healthcare from 1995 until 2005, and was elected Chairman of the Board in 2003. From 1999 until 2006 he served as a director and from 2004 to 2006 as Chairman of the Board of VHA Inc., a provider member cooperative of community owned health systems and their physicians which provides supply chain and group purchasing services through their subsidiaries, Novation and Provista. Mr. Zaccagnino received a B.S. (business administration) from the University of Connecticut and a M.P.H. (healthcare management) from Yale University School of Medicine. Mr. Zaccagnino’s qualifications to serve on our board include his broad healthcare management and governance experience and his knowledge of healthcare policy and regulation, patient care delivery and financing and of clinical research and medical technology assessment, all of which will provide our board with unique insights and a keen perspective on the complexities of the healthcare sector and on the priorities of and challenges facing our company and the purchasers of our products.

At the time of completion of the separation, we expect that our board of directors will consist of the directors set forth above. At any meeting of shareholders for the election of directors at which a quorum is present, directors will be elected by the affirmative vote of a majority of the votes cast and will serve for one-year terms. Any nominee for director who does not receive a majority of the votes cast will not be elected to the board, except as described in “Description of Mallinckrodt’s Share Capital—Election of Directors.”

Independence of Directors

A majority of our board of directors will be comprised of directors who are “independent” as defined by the rules of the NYSE and the corporate governance guidelines to be adopted by the board. The criteria to be adopted by our board to assist it in making determinations regarding the independence of its members, summarized below, are consistent with the NYSE listing standards regarding director independence. To be considered independent, the board will have to determine that a director does not have a material relationship, directly or indirectly, with Mallinckrodt. In assessing independence, the board will consider all relevant facts and circumstances. In particular, when assessing the materiality of a director’s relationship with the company, the board will consider the issue not just from the standpoint of the director, but also from that of the persons or organizations with which the director has an affiliation. A director will not be considered independent if he or she, at the time of determination:

•	is, or has been within the prior three years, an employee of Mallinckrodt or its subsidiaries;

•	has an immediate family member who is, or has been within the prior three years, an executive officer of Mallinckrodt or its subsidiaries;

•	is a current partner or employee of our auditor;

•	has an immediate family member who is a current partner of our auditor or who is an employee of our auditor and personally works on our audit;

•	has been, or has an immediate family member who has been, within the prior three years, a partner or employee of our auditor who personally worked on our audit during that time;

•

is, or has an immediate family member who is, or has been within the prior three years, employed as an executive officer of a public company that has or had on the compensation committee of its board an executive officer of Mallinckrodt (during the same period of time);

•

has, or has an immediate family member who has, received more than $120,000 in direct compensation from Mallinckrodt, other than director and committee fees or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), in any 12-month period within the prior three years;

•

is a current employee, or has an immediate family member who is a current executive officer, of a company that has made payments to, or received payments from, Mallinckrodt for property or services in an amount which, in any of the prior three fiscal years, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues; or

•

is, or his or her spouse is, an executive officer, director or trustee of a charitable organization to which Mallinckrodt’s contributions, not including our matching of charitable contributions by employees, exceed, in any single fiscal year within the prior three years, the greater of $1 million or 2% of such organization’s total charitable receipts during that year.

The board will consider the independence of its members in light of these independence criteria. Based on these considerations, we expect that each of our directors, other than Mr. Trudeau, will satisfy the criteria. Each independent director is expected to notify the Chair of the Nominating and Governance Committee, as soon as reasonably practicable, of changes in his or her personal circumstances that may affect the board’s evaluation of his or her independence.

Director Nominations Process

The Nominating and Governance Committee will be responsible for developing the general criteria, subject to approval by the full board, for use in identifying, evaluating and selecting qualified candidates for election or re-election to the board. The Nominating and Governance Committee will periodically review with the board the appropriate skills and characteristics required of board members in the context of the then-current make-up of the board. Final approval of director candidates will be determined by the full board, and invitations to join the board will be extended by the Chairman of the board on behalf of the entire board.

The Nominating and Governance Committee, in accordance with our corporate governance guidelines, will seek to create a board that is strong in its collective knowledge and has a diversity of backgrounds, skills and experience with respect to accounting and finance, management and leadership, vision and strategy, business operations, business judgment, industry knowledge, corporate governance and global markets. When the Committee reviews a potential new candidate, the Committee will look specifically at the candidate’s qualifications in light of the needs of the board and Mallinckrodt at that time, given the then-current mix of director attributes.

Our Corporate Governance Guidelines will provide that:

•	directors should be individuals of the highest ethical character and integrity;

•

directors should have demonstrated management ability at senior levels in successful organizations, including as the chief executive officer of a public company or as the leader of a large, multifaceted organization, including government, educational and other non-profit organizations;

•

each director should have the ability to provide wise, informed and thoughtful counsel to senior management on a range of issues and be able to express independent opinions, while at the same time working as a member of a team;

•	directors should be free from any conflict of interest or business or personal relationship that would interfere with the duty of loyalty owed to the company; and

•	directors should be independent of any particular constituency and be able to represent all shareholders of the company.

The Committee will assess independence and also monitor compliance by the members of the board with the requisite qualifications under NYSE listing standards for populating the Audit, Compensation and Human Resources and Nominating and Governance Committees. Directors may not serve on more than four public company boards of directors (including Mallinckrodt) or, if the director is employed as chief executive officer of a publicly traded company, no more than three public company boards of directors (including Mallinckrodt). No person may stand for election as a director after reaching age 72.

Our articles of association will contain provisions that address the process by which a shareholder may nominate an individual to stand for election to the board of directors. The Nominating and Governance Committee’s charter will include procedures by which the Committee will consider nominations submitted by shareholders.

The Nominating and Governance Committee will consider suggestions for director candidates from board members and, in its discretion, may employ a third-party search firm to assist in identifying candidates for director. In evaluating candidates for director, the Committee will use the guidelines described above, and will evaluate shareholder candidates in the same manner as candidates proposed from all other sources.

Committees of the Board of Directors

Effective upon the completion of the separation, our board of directors will have the following standing committees: an Audit Committee, a Compensation and Human Resources Committee, a Nominating and Governance Committee and a Compliance Committee. Our board of directors will adopt a written charter for each of these committees, which will be posted on our website, www.mallinckrodt.com.

Audit Committee

The Audit Committee will monitor the integrity of our financial statements, the independence and qualifications of the independent auditors, the performance of our internal auditors and independent auditors, our compliance with certain legal and regulatory requirements and the effectiveness of our internal controls. The Audit Committee will be responsible for selecting, retaining, evaluating, setting the remuneration of and, if appropriate, recommending the termination of our independent auditors. The members of the Audit Committee are expected to be Ms. Reed, Mr. Booth and Ms. Gulyas, each of whom is expected to be determined by the board to be independent under SEC rules and NYSE listing standards applicable to audit committee members. Additionally, at least one member of the Audit Committee is expected to be an audit committee financial expert under SEC rules and the NYSE listing standards applicable to audit committees. Ms. Reed is expected to serve as the Chair of the Audit Committee.

Compensation and Human Resources Committee

The Compensation and Human Resources Committee will review and approve compensation and benefits policies and objectives, determine whether our officers and employees are compensated according to those objectives and carry out the board’s responsibilities relating to the compensation of our executives. The members of the Compensation and Human Resources Committee are expected to be Mr. Carlucci, Ms. Gulyas and Ms. Lurker, each of whom is expected to be determined by the board to be independent under SEC rules and NYSE listing standards applicable to compensation committee members. Mr. Carlucci is expected to serve as the Chair of the Compensation and Human Resources Committee.

Nominating and Governance Committee

The Nominating and Governance Committee will be responsible for identifying individuals qualified to become board members, recommending to the board the director nominees for election at the Annual General Meeting, developing and recommending to the board a set of corporate governance guidelines, and taking a general leadership role in our corporate governance. The members of the Nominating and Governance Committee are expected to be Mr. Zaccagnino, Mr. Carroll and Dr. Youngblood, each of whom is expected to be determined by the board to be independent under NYSE listing standards. Mr. Zaccagnino is expected to serve as the Chair of the Nominating and Governance Committee.

Compliance Committee

The Compliance Committee will assist the board in fulfilling its oversight responsibility with respect to regulatory, healthcare compliance and public policy issues that affect us. The members of the Compliance Committee are expected to be Mr. Carroll, Dr. Youngblood and Mr. Zaccagnino, each of whom is expected to be determined by the board to be independent under NYSE listing standards. Mr. Carroll is expected to serve as the Chair of the Compliance Committee.

Compensation Committee Interlocks and Insider Participation

During fiscal 2012, Mallinckrodt was not an independent company, and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who currently serve as our executive officers were made by Covidien, as described in “Compensation Discussion and Analysis.”

Board Leadership Structure

At completion of the separation, the positions of Chairman of the Board and Chief Executive Officer will be held by separate people. The Chairman of the Board will provide leadership to the board and work with the board to define its structure and activities in the fulfillment of its responsibilities. The Chairman of the Board will set the board agendas with board and management input, facilitate communication among directors, provide an appropriate information flow to the board and preside at meetings of the board of directors and shareholders. The Chairman of the Board will work with other board members to provide strong, independent oversight of the company’s management and affairs. Future modification of the board leadership structure will be made at the sole discretion of our board of directors. A more detailed description of the role and responsibilities of the Chairman of the Board will be set forth in our Corporate Governance Guidelines.

Corporate Governance Guidelines

Our board will adopt governance guidelines designed to assist the company and our board in implementing effective corporate governance practices. The governance guidelines will be reviewed regularly by the Nominating and Governance Committee in light of changing circumstances in order to continue serving our best interests and the best interests of our shareholders.

Code of Ethics

We will adopt a Guide to Business Conduct, which will apply to all of our employees, officers and directors and will meet the requirements of a “code of ethics” as defined by SEC regulations. The Guide to Business Conduct also will meet the requirements of a code of business conduct and ethics under the listing standards of the NYSE. The Guide to Business Conduct will be posted on our website, www.mallinckrodt.com. We will disclose any material amendments to the Guide to Business Conduct, as well as any waivers for executive officers or directors, on our website.

Board Risk Oversight

Our board of directors will oversee an enterprise-wide approach to risk management designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance shareholder value. A fundamental part of risk management is not only understanding the risks we face and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for us. The involvement of the full board of directors in setting our business strategy is a key part of its assessment of management’s appetite for risk and the determination of what constitutes an appropriate level of risk for the company. In this process, risk is assessed throughout the business, focusing on three primary areas of risk: financial risk, legal/compliance risk and operational/strategic risk.

While the board of directors will have the ultimate oversight responsibility for the risk management process, various committees of the board also will have responsibility for risk management. In particular, the Audit Committee will focus on financial risk, including internal controls, and will receive an annual risk assessment report from our internal auditors. Our Compliance Committee will assist the board of directors in fulfilling its oversight responsibility with respect to regulatory, healthcare compliance and public policy issues that affect us and work closely with our legal and regulatory groups. In addition, in setting compensation, the Compensation and Human Resources Committee will strive to create incentives that encourage a level of risk-taking behavior consistent with our business strategy.

Communications with the Board of Directors

The board will establish a process for interested parties to communicate with members of the board. If you have a concern, question or complaint regarding our compliance with any policy or law, or would otherwise like to contact the board, you will be able to reach the board via email. A direct link to this email address will be found on our website. You also will be able to submit communications in writing to a special address or by phone to a toll-free number that will be published on our website. You will be able to submit inquiries anonymously and confidentially. All concerns and inquiries will be received and reviewed promptly by the Office of the General Counsel. Any significant concerns relating to accounting, internal controls or audit matters will be reviewed with the Audit Committee.

All concerns will be addressed by the Office of the General Counsel unless otherwise instructed by the Audit Committee. The status of all outstanding concerns will be summarized to the Audit Committee on a regular basis, and any concern that is determined to (1) pose an immediate threat to the company or (2) concern a senior company official (any executive officer or any direct report to the President and Chief Executive Officer) will be immediately communicated to the Chair of the Audit Committee. The Chair of the Audit Committee will determine if certain matters should be presented to the full board and will be able to direct the retention of outside counsel or other advisors in connection with any concern addressed to them. Our Guide to Business Conduct will prohibit any employee from retaliating against anyone for raising or helping to resolve an integrity question.

Application of Non-U.S. Corporate Governance Codes

Our corporate governance guidelines and general approach to corporate governance as reflected in our memorandum and articles of association and our internal policies and procedures are guided by U.S. practice and applicable federal securities laws and regulations and NYSE requirements. Although we are an Irish public limited company, we are not subject to the listing rules of the Irish Stock Exchange or the listing rules of the U.K. Listing Authority and we are therefore not subject to, nor have we adopted, the U.K. Corporate Governance Code or any other non-statutory Irish or U.K. governance standards or guidelines. While there are many similarities and overlaps between the U.S. corporate governance standards applied by us and the U.K. Corporate Governance Code and other Irish/U.K. governance standards or guidelines, there are differences, in particular relating to the extent of the authorization to issue share capital and effect share repurchases that may be granted to the board and the criteria for determining the independence of directors.

COMPENSATION DISCUSSION AND ANALYSIS

The Pharmaceuticals business is currently part of Covidien and not an independent company and the Mallinckrodt Compensation and Human Resources Committee (our “Compensation Committee”) has not yet been formed. Decisions as to the past compensation of those who currently serve as executive officers of the Pharmaceuticals business, and who will serve as our named executive officers upon the separation, have been made by Covidien. This Compensation Discussion and Analysis discusses these historical compensation practices and describes certain aspects of our anticipated compensation structure for our named executive officers following the separation. While we have discussed our anticipated programs and policies with Covidien and the Compensation and Human Resources Committee of the Covidien board of directors (“Covidien Compensation Committee”), our Compensation Committee may decide to change such policies and programs following the completion of the separation.

For purposes of the following Compensation Discussion and Analysis and executive compensation disclosures, the individuals listed below are referred to collectively as our “named executive officers.” They are our President and Chief Executive Officer, our Chief Financial Officer and our other three most highly compensated executive officers, based on fiscal 2012 compensation from Covidien.

•	Mark Trudeau, Mallinckrodt President and Chief Executive Officer. Prior to completion of the separation, Mr. Trudeau served as President of Covidien’s Pharmaceuticals business.

•

Matthew Harbaugh, Mallinckrodt Senior Vice President and Chief Financial Officer. Prior to completion of the separation, Mr. Harbaugh served as Vice President, Finance of Covidien’s Pharmaceuticals business.

•	Thomas Berry, Mallinckrodt Senior Vice President, Product Supply. Prior to completion of the separation, Mr. Berry served as Vice President, Operations of Covidien’s Pharmaceuticals business.

•

David Silver, Mallinckrodt Senior Vice President, Portfolio Management, Strategy and Business Development and Licensing. Prior to completion of the separation, Mr. Silver served as Vice President, Strategy and Portfolio Management of Covidien’s Pharmaceuticals business.

•

Peter Edwards, Mallinckrodt Senior Vice President and General Counsel. Prior to completion of the separation, Mr. Edwards served as Vice President and General Counsel of Covidien’s Pharmaceuticals business.

Additional information about our expected senior executive team following the separation is set forth in “Management—Executive Officers Following the Separation.” Initially, our compensation policies will be largely the same as those adopted by Covidien. Our Compensation Committee will review these policies and, it is expected, will make adjustments to support our strategies and to remain competitive in the marketplace.

The following sections of this Compensation Discussion and Analysis describe Covidien’s compensation philosophy, policies and practices as they applied to our named executive officers listed above during fiscal 2012.

Introduction

Historically

Covidien and the Covidien Compensation Committee have established a compensation philosophy that is designed to attract, retain and motivate its executive officers. The core principles of that compensation philosophy are as follows:

•	Compensation should strongly align the interests of executive officers and shareholders.

•	Compensation should support effective governance.

•	Compensation should be based on a total rewards perspective with an explicit role for each element.

•	Compensation should be competitive, but not excessive, in order to attract and retain talented executive officers who can achieve Covidien’s long-term strategic goals and create shareholder value.

•	Compensation should support Covidien’s business strategy in the areas of customer focus, globalization, operational excellence and innovation, as well as Covidien’s talent strategy.

•	The reward elements should be balanced, with an emphasis on performance-based compensation.

•	Compensation goals and practices should be transparent and easy to communicate, both internally and externally.

•	Target setting is a key activity and should be done in a rigorous manner resulting in targets that reflect stretch, yet are achievable.

There are three major components to Covidien’s executive compensation program: base salary, annual incentive compensation, and long-term incentive awards. All of these components are designed to work together to drive a complementary set of behaviors and outcomes.

Base salary. Base salary is intended to reflect the market value of the executive officer’s role, with differentiation for individual capability and experience.

Annual incentive compensation. Annual incentive compensation in the form of a market-competitive, performance-based cash bonus is designed to focus executive officers on pre-set objectives each year and drive specific behaviors that foster short- and long-term growth and profitability.

Long-term incentive compensation. Long-term incentive compensation, which consists of awards of stock options, restricted units and performance units, is designed to recognize executive officers for their contributions to Covidien, to highlight the strategic significance of each executive’s role, to promote retention and to align the interests of executive officers with the interests of shareholders in long-term growth and stock performance, rewarding executive officers for shareholder value creation.

Going Forward

Base salary. Our Compensation Committee will establish the base salary for named executive officers after the separation. We expect any adjustments to base salary will be reflective of factors such as each named executive officer’s post-separation level of responsibility and market data for similar positions at companies in our peer group. A discussion of our peer group is contained in “—How Executive Pay Decisions Are Made—Going Forward—Peer Group.”

Annual incentive compensation. In connection with the separation, we will adopt an annual incentive plan with terms that are expected to be similar to those of Covidien’s annual incentive plan. Following the separation, our Compensation Committee will establish performance goals and target bonus opportunities for our named executive officers that are consistent with the then-current market practices and competitive market levels and that are based on our peer group.

Long-term incentive awards. Prior to completion of the separation, we will adopt, subject to the approval of our current shareholders, the Mallinckrodt Stock and Incentive Plan (“Mallinckrodt SIP”), which will be substantially similar to the Covidien Stock and Incentive Plan. The Mallinckrodt SIP will permit us to grant stock options, stock appreciation rights, restricted stock, restricted units, performance units, other share-based awards and cash awards. The values of long-term incentive compensation awards issued to named executive officers following the separation are expected to be set based on each named executive officer’s post-separation level of responsibility and market data for similar positions at companies in our peer group, which is set forth under “—How Executive Pay Decision Are Made—Going Forward—Peer Group.”

How Executive Pay Decisions Are Made

Historically

As noted above, during fiscal 2012, the named executive officers participated in Covidien’s executive compensation programs. In determining executive compensation packages for fiscal 2012, Covidien and the Covidien Compensation Committee sought to strike an appropriate balance between fixed and variable compensation and between short- and long-term compensation. Because Covidien believes that making a significant portion of its named executive officers’ compensation variable and long-term supports its pay-for-performance executive compensation philosophy, the majority of compensation is provided in the form of long-term incentive compensation (i.e., equity awards). Covidien believes this encourages strategies and levels of risk-taking that correlate with the long-term best interests of Covidien and its shareholders. Covidien emphasizes share-based compensation, in combination with executive share ownership guidelines, to promote long-term ownership, long-term shareholder perspective and responsible practices, encouraging significant and sustainable performance over the longer term. Covidien’s long-term incentive compensation program includes a mix of vehicles to mitigate the risk of over-emphasis on any one element and includes a cap on performance units. Covidien equity awards include claw-back provisions which apply to certain monetary gains on equity grants realized by executives whose employment is terminated for cause. Finally, in assessing the contributions of a particular named executive officer, Covidien and the Covidien Compensation Committee look not only to results-oriented performance, but also to how those results were achieved—whether the decisions and actions leading to the results were consistent with Covidien values—and the long-term impact of those decisions. Based on these principles, Covidien and, where applicable, the Covidien Compensation Committee established the compensation payable to the named executive officers as described below.

Covidien utilizes a Talent and Leadership Review (“TLR”) process to manage its talent and organizational capability with the goal of maximizing organizational excellence and business success. As part of the TLR process, each employee’s manager, in conjunction with a human resources representative, assigns to each employee a rating on two discrete dimensions: leadership competencies and results. For fiscal 2012, three possible ratings could be assigned in each of these two dimensions: exceptional, effective and not yet effective. These performance ratings impact base salary decisions, as well as decisions regarding the individual award target established for the employee pursuant to the annual incentive plan and the value of long-term incentive compensation awards.

Mr. Trudeau, who is a named executive officer of Covidien for fiscal 2012 and who is expected to be a named executive officer of Mallinckrodt, commenced employment with Covidien during fiscal 2012. As a new hire, Mr. Trudeau’s compensation was not established through the TLR process—as a Covidien named executive officer, his compensation was set by the Covidien Compensation Committee. To establish the compensation payable to Mr. Trudeau, the Covidien Compensation Committee considered a market study prepared by its independent compensation consultant, Steven Hall & Partners. This market study included information regarding base salary, annual cash incentive awards and the value of equity awards and compiled data derived from a number of sources, including the 2011 Radford Global Technology Survey, the 2011 Towers Watson U.S. General Industry Executive Database, the 2011 Hewitt U.S. General Industry/Retail Total Compensation Measurement, the Towers Watson 2010/2011 Survey Report on Top Management Compensation, and the 2011 U.S. Mercer Benchmark Database—Executive. The Covidien Compensation Committee’s independent compensation consultant weighted each of these surveys based on company revenue and industry in order to utilize survey data for companies that replicate, in particular, the revenue generated by Covidien’s Pharmaceuticals business. Given the anticipated separation and the hiring of Mr. Trudeau to serve as our President and Chief Executive Officer upon separation, the Covidien Compensation Committee benchmarked Mr. Trudeau’s position as the President and Chief Executive Officer of a standalone pharmaceuticals company. The Covidien Compensation Committee then established Mr. Trudeau’s compensation based on the results of that process and with the explicit intent to allow for increases in such compensation upon his becoming our President and Chief Executive Officer and to provide our Compensation Committee latitude in establishing Mr. Trudeau’s compensation following separation.

Mr. Harbaugh served as interim-President of Covidien’s Pharmaceuticals business from December 2, 2010 through February 1, 2012. At the time he was appointed interim-President, the Covidien Compensation Committee established a supplemental compensation package to reflect his increased responsibilities. This supplemental compensation was provided to Mr. Harbaugh after his compensation for serving as Vice President, Finance of Covidien’s Pharmaceuticals business was set through the TLR process and only for the period of time that he performed additional services as interim-President.

The following discusses the decision-making criteria for each component of compensation.

Base Salary. With respect to named executive officers other than Mr. Trudeau, base salary for fiscal 2012 was established through the TLR process and was based on individual performance and an assessment of the value of the individual to Covidien, particularly given the pending separation. Mr. Harbaugh received an additional monthly allowance of $10,000 in his base salary as part of the supplemental compensation package approved by the Covidien Compensation Committee. The Covidien Compensation Committee established Mr. Trudeau’s base salary in connection with his hiring utilizing the process discussed above.

Annual Incentive Compensation. During fiscal 2012, each named executive officer participated in the Covidien 2012 Annual Incentive Plan (“Covidien 2012 AIP”), which is a component of the Covidien 2007 Stock and Incentive Plan. At the beginning of the fiscal year, the Covidien Compensation Committee established performance measures and goals, which included various core financial and strategic focus metrics, performance targets for each metric, including minimum threshold performance requirements to earn an award, and maximum performance scores. As discussed under the heading “2012 Annual Incentive Awards” below, each named executive officer had core financial metrics of sales growth and operating income of Covidien’s Pharmaceuticals business and each named executive officer other than Mr. Trudeau had a strategic focus metric which was based on core competencies and individual performance goals, while Mr. Trudeau’s strategic focus metric was based on the gross margin of Covidien’s Pharmaceuticals business. Covidien set individual award targets, expressed as a percentage of base salary, for each named executive officer, other than Messrs. Trudeau and Harbaugh, based on the executive’s level of responsibility and performance review through the TLR process. The individual award target for Mr. Trudeau was set by the Covidien Compensation Committee in connection with his hiring utilizing the process discussed above, while the individual award target for Mr. Harbaugh was set as part of the supplemental compensation package approved by the Covidien Compensation Committee.

After the close of the fiscal year, the Covidien Compensation Committee received a report from management regarding the performance of Covidien’s Pharmaceuticals business against the pre-established performance goals. Awards were based on each named executive officer’s individual award target percentage and the performance of Covidien’s Pharmaceuticals business relative to the specific performance goals, as certified by the Covidien Compensation Committee, and, with respect to named executive officers other than Mr. Trudeau, considering attainment of each officer’s individual performance goals.

Long-Term Incentive Compensation. During fiscal 2012, named executive officers were eligible to receive long-term incentive compensation awards pursuant to the Covidien 2007 Stock and Incentive Plan. In establishing the value of the fiscal 2012 long-term incentive compensation awards for each named executive officer other than Mr. Trudeau, the Covidien Compensation Committee considered the recommendations of Covidien’s management, which were based upon individual performance, including TLR performance ratings, the officer’s total compensation and mix of compensation for the previous fiscal year, the resulting compensation mix projected for fiscal 2012, the officer’s level of responsibility and previous equity grants. With respect to Mr. Trudeau, the Covidien Compensation Committee utilized the process discussed above to select a value for the long-term incentive award, which it then adjusted to reflect both a pro-rated amount based upon the number of days during fiscal 2012 that Mr. Trudeau was employed by Covidien as well as amounts that he forfeited upon leaving his prior employer. With respect to Mr. Harbaugh, as part of the supplemental compensation package, the Covidien Compensation Committee approved the accumulation of an additional $40,000 for each month that he served as interim-President, with such accumulated amount to be delivered in the form of a long-term incentive compensation award at the time of the next following annual equity award cycle and at the time he ceased serving as interim-President. During fiscal 2012, in addition to the annual long-term incentive compensation award which was determined through the TLR process, the Covidien Compensation Committee awarded to Mr. Harbaugh supplemental long-term incentive compensation awards with a total value reflective of his entire period of service as interim-President.

Going Forward

The executive compensation programs that we initially adopt will be similar to those in place at Covidien immediately prior to completion of the separation. Following the separation, our Compensation Committee will continue to consider and develop our compensation structure, practices, and procedures in order to effectively meet our business needs and goals.

Compensation Consultant. Our Compensation Committee will engage an independent compensation consultant to assist it with the review and development of our compensation structure, practices and procedures.

Peer Group. The Covidien Compensation Committee utilized a Mallinckrodt peer group, which it developed with the assistance of its independent compensation consultant, Steven Hall & Partners, to set compensation payable to individuals hired in connection with the separation and who Covidien retained to serve as employees of Mallinckrodt following the separation. Steven Hall & Partners did not provide any other services to the Covidien Compensation Committee. The Covidien Compensation Committee identified our peer group based on similar criteria used for selecting the Covidien peer group, namely that the company is in the same industry (for this purpose, the pharmaceuticals industry) and has revenue of between one-half and two times the revenue generated by Covidien’s Pharmaceuticals business. The companies listed below comprise the Mallinckrodt peer group utilized by the Covidien Compensation Committee.

•	Actavis, Inc. (formerly Watson Pharmaceuticals, Inc.)

•	Endo Health Solutions, Inc.

•	Forest Laboratories, Inc.

•	Hospira, Inc.
•	Medicis Pharmaceutical Corp.

•	Par Pharmaceutical Companies, Inc.

•	Perrigo Company

•	Valeant Pharmaceuticals International, Inc.

•	Warner Chilcott Ltd.

Going forward, we expect that our Compensation Committee will review the peer group utilized by Covidien and determine, with the assistance of its independent compensation consultant, whether to continue with such peer group or modify it as it deems appropriate.

2012 Annual Incentive Awards

Historically

Covidien’s payment of fiscal 2012 annual incentive awards to the named executive officers was subject to the achievement of core financial and strategic focus metrics established pursuant to the Covidien 2012 AIP. For fiscal 2012, there were two core financial metrics which were weighted 35% each and which accounted for, in the aggregate, 70% of the performance multiplier. The strategic focus metric accounted for the remaining 30% of the performance multiplier. The following describes the core financial and strategic focus metrics applicable to each named executive officer for fiscal 2012 as well as the process employed by Covidien to calculate the performance multiplier and final payouts to named executive officers under the Covidien 2012 AIP.

Core Financial Metrics. The two core financial metrics for fiscal 2012 were operating income and sales growth of Covidien’s Pharmaceuticals business.

Strategic Focus Metric. The strategic focus metric for Mr. Trudeau was gross margin of Covidien’s Pharmaceuticals business. The strategic focus metric for the other named executive officers consisted of core competencies established by Covidien and individual performance goals approved by the manager of each named executive officer according to the process described below.

At the start of fiscal 2012, Covidien established six core competencies, which are company-wide initiatives that Covidien utilizes to assess a portion of certain employees’ performance during fiscal 2012. Also at the start of fiscal 2012, each named executive officer’s manager established goals for the departments over which such executive has responsibility. After these departmental goals were established, each named executive officer proposed his own individual performance goals which supported and furthered the various departmental goals and assigned to each goal a particular weighting, with the total weighting equaling 100%. Each named executive officer’s manager then reviewed and approved the individual performance goals and weightings proposed by the named executive officer after either adjusting the goals and/or weightings to further refine the objective of supporting the departmental goals or accepting the goals and/or weightings proposed by the named executive officer.

The following chart summarizes the Covidien 2012 AIP design, including the performance targets and performance scores for the core financial metrics for each named executive officer as well as the performance target and performance score for the strategic focus metric for Mr. Trudeau. Please refer to the discussion that immediately follows this chart for more detail regarding the calculation of the performance scores for the strategic focus metric for named executive officers other than Mr. Trudeau, as well as the final payout under the Covidien 2012 AIP for each named executive officer.

Fiscal 2012 Annual Incentive Plan Design Summary

Executive Officer	Performance Metric	Weight	Performance Target(1)	Performance Results	Performance Multiplier	Weighted Performance Score
			(dollars in millions)
Mark Trudeau	Operating Income (Pharmaceuticals)	35%	$350	$360	1.283x	45%
	Sales Growth (Pharmaceuticals)	35%	2.6%	3.3%	1.201x	42%
	Gross Margin (Pharmaceuticals)	30%	43.6%	45.6%	2x	60%

Performance Multiplier and Score Total					1.47x	147%

Matthew Harbaugh Thomas Berry David Silver Peter Edwards	Operating Income (Pharmaceuticals)	35%	$350	$360	1.283x	N/A
	Sales Growth (Pharmaceuticals)	35%	2.6%	3.3%	1.201x	N/A

Performance Multiplier for Core Financial Metrics Only					1.242x	N/A

(1)

The performance metrics used for compensation purposes include non-GAAP financial measures which exclude the effects of anticipated one-time, generally non-recurring items which the Covidien Compensation Committee believes may mask the underlying operating results and/or business trends of the business segment. The categories of these anticipated extraordinary items are identified at the beginning of the fiscal year when the performance measure is approved and, for the Covidien 2012 AIP, included certain restructuring charges, revenue adjustments related to businesses exited or sold, acquisitions, goodwill or other intangible asset impairment charges, shareholder and other litigation charges and certain legacy tax matters.

For the Covidien 2012 AIP, the performance targets were calculated as follows:

•

Operating income is the operating income of Covidien’s Pharmaceuticals business, calculated using the currency exchange rate applied in setting Covidien’s Pharmaceuticals business’s annual operating plan in order to eliminate the effect of currency exchange rate fluctuations.

•	Sales growth is the total change in net trade sales for fiscal 2012 in U.S. dollars, calculated using fiscal 2011 currency exchange rates divided by fiscal 2011 net trade sales.

•

Gross margin is gross margin dollars divided by net sales dollars, where gross margin dollars is calculated by adjusting sales primarily for product costs, variances in plant, freight costs, royalties, warehousing, inventory adjustments and currency exchange rate fluctuations.

The operating income and sales growth of Covidien’s Pharmaceuticals business exceeded the Covidien 2012 AIP target performance level, while gross margin exceeded the maximum performance level. Payout under the Covidien 2012 AIP to Mr. Trudeau was made at 147% of target performance level (i.e., by application of a performance multiplier of 1.47).

With respect to the other named executive officers, a preliminary payout under the Covidien 2012 AIP was determined solely on the results of the core financial metrics—that is, it was based on a performance multiplier of 1.242, which represents an equal weighting of the 1.283 and 1.201 performance multipliers for the operating income and sales growth core financial metrics, respectively. Accordingly, 70% of the fiscal 2012 payout for named executive officers other than Mr. Trudeau was based on a performance multiplier of 1.242, while the remaining 30% was based upon the performance multiplier for the strategic focus metric, determined through the process described below.

As stated above, the strategic focus metric for named executive officers other than Mr. Trudeau consisted of core competencies established by Covidien and individual performance goals approved by each named executive officer’s manager. For purposes of the following discussion regarding the calculation of the strategic focus metric, named executive officer refers to all of the named executive officers other than Mr. Trudeau.

For fiscal 2012, Covidien established the following six core competencies:

•	Adaptability

•	Creative Problem Solving

•	Cross-Cultural Respect
•	Customer Focus

•	Drive for Results

•	Interpersonal Relationships

For fiscal 2012, the individual performance goals approved for named executive officers by his respective manager were as follows:

Mr. Harbaugh

•	Meet or Exceed Budget Commitments

•	Drive Global Customer Focus
•	Sustainable Productivity

•	Develop Global Leaders and Capabilities

Mr. Berry

•	Achieve Target Objectives for Manufacturing Dashboard

•	Reduced Operations Cost

•	Complete Facility Restructuring
•	Achieve Key Project Milestones

•	Improve Supply and Operations Process

Mr. Silver

•	Support the Spin-Off Transaction

•	Coordinate and Prepare Portfolio Business Review and Strategic Plan

•	Shepherd Pipeline Products to Registration

•	Oversee Market Research and Commercial Analytics

•	Effectively Manage the Specialty Pharmaceuticals Generics Business

Mr. Edwards

•	Build-Out Legal Team

•	Support Transition of New President

•	Sustainable Productivity
•	Support the Spin-Off Transaction

•	Promote Diversity Initiatives

•	Maintain High-Quality Services During Spin

Immediately after the conclusion of fiscal 2012, each named executive officer’s manager conducted a performance evaluation for such executive officer by assessing the executive officer’s performance during fiscal 2012 against each of the six core competencies and each of the respective individual performance goals. During this process, each named executive officer’s manager categorized the respective executive officer’s performance as either exceeding, achieving, partially achieving or not achieving the stated objective. Each of these categories was assigned a numerical score, with the numerical scores assigned to each of the six core competencies being equally weighted and the numerical scores assigned to each of the underlying individual performance goals being weighted according to the predetermined weighting approved by the named executive officer’s manager at the beginning of fiscal 2012. Once the scores for the core competencies and individual performance goals were calculated, they were weighted equally to determine a preliminary performance multiplier for the strategic focus metric component of the Covidien 2012 AIP. At that time, Covidien also calculated a preliminary payout for each named executive officer based on both the core financial metrics and the strategic focus metric. Each named executive officer’s manager then reviewed the preliminary payout and adjusted, if appropriate, the amount of the payout based on individualized performance, additional contributions by the named executive officer that were not captured within the parameters of the core competencies or individual performance goals, and the amount of the payout calculated solely based on the core financial metrics in order to align more closely the final payout with the financial performance of Covidien’s Pharmaceuticals business.

The following chart lists the performance multiplier for the core financial metrics only, the payout based only on the performance multiplier for the core financial metrics, the performance multiplier for both the core financial metrics and the strategic focus metric, the preliminary payout amount determined by application of the performance multiplier for both the core financial metrics and the strategic focus metric and the final payout made to each named executive officer. The chart also lists, for Mr. Trudeau, the performance multiplier applicable to his payout and his final payout amount.

Executive Officer	Performance Multiplier for CFM Only	Payout Based on CFM Performance Multiplier Only (“Funded Amount”)	Performance Multiplier for CFM and SFM	Preliminary Payout Based on CFM and SFM Performance Multiplier	Final 2012 Annual Incentive Payout
Mark Trudeau	N/A	N/A	1.47x	N/A	$507,252
Matthew Harbaugh	1.242x	$205,547	1.17x	$193,539	$205,543
Thomas Berry	1.242x	$199,705	1.17x	$188,039	$188,039
David Silver	1.242x	$148,632	1.17x	$139,949	$149,998
Peter Edwards	1.242x	$181,825	1.32x	$193,167	$181,825

Pursuant to the terms of the Covidien 2012 AIP, the amount allocated to making payouts under such plan (the “funded amount”) was determined based upon the performance multiplier for the core financial metrics only. Accordingly, if the performance multiplier for both the core financial metrics and the strategic focus metric resulted in a preliminary payout for a named executive officer that exceeded the funded amount, and the named executive officer’s manager desired to provide the named executive officer with that higher payout amount, such manager was required to reallocate amounts from preliminary payouts for other employees in order to provide the higher payout to the named executive officer. However, if the performance multiplier for both the core financial metrics and the strategic focus metric resulted in a preliminary payout for a named executive officer that was less than the funded amount, and the named executive officer’s manager desired to provide the named executive officer with a payout that was equal to the funded amount, such manager was required to adjust the preliminary payout up to the funded amount, but did not have to reallocate amounts from preliminary payouts for other employees to do so. Each respective manager for Messrs. Harbaugh, Silver and Edwards adjusted the payout amounts to provide a final payout that was close or equal to the funded amount.

Going Forward

Our Compensation Committee will develop a process for establishing financial and non-financial performance goals that initially will be similar to that of Covidien.

Retention Benefits

Covidien implemented a retention program for key employees of its Pharmaceuticals business, including the named executive officers. At the time of implementation, Covidien was considering a sale or spin-off transaction for its Pharmaceuticals business and deemed the retention of these key employees as being essential to the ultimate consummation of a transaction and the smooth transition of such business to a purchaser or an independent company, as applicable. While Covidien has entered into retention agreements with each named executive officer, we expect that we will assume each agreement in connection with the separation and will be responsible for satisfying any obligations with respect to the retention benefits provided therein. For more information about these retention benefits, see “Executive Compensation—Potential Payments Upon Termination—Covidien Retention Agreements.”

Other Benefits

Historically

Each of the benefits described below was chosen to support Covidien’s philosophy of providing a total rewards perspective to compensating its employees. Collectively, these benefits are intended to be competitive with Covidien’s peer companies.

Retirement Benefits. Covidien maintains six defined benefit pension plans for the benefit of U.S. employees associated with its Pharmaceuticals business. These pension plans have been frozen with respect to all future benefit accruals and will be sponsored and maintained by us immediately upon the separation. No named executive officer is eligible to participate in any of these defined benefit plans because all such plans were frozen before each executive officer commenced employment with Covidien. However, the named executive officers are eligible to participate in the Covidien Retirement Savings and Investment Plan (“Covidien Retirement Savings Plan”), Covidien’s 401(k) plan, which is available to all eligible U.S. employees, and the Covidien Supplemental Savings and Retirement Plan (“Covidien Supplemental Savings Plan”), Covidien’s non-qualified deferred compensation plan in which executive officers and other senior employees may participate. For more information regarding the Covidien Supplemental Savings Plan, see “Executive Compensation—Non-Qualified Deferred Compensation.”

Health and Welfare Benefits. The health and welfare benefits Covidien provides to the named executive officers are offered to all eligible U.S.-based employees and include medical, dental, prescription drug, vision, life insurance, accidental death and dismemberment, business travel accident, personal and family accident, flexible spending accounts, short- and long-term disability coverage and an employee assistance program.

Perquisites. Although Covidien does not have a perquisite program, it maintains an executive physical program which offers comprehensive and coordinated annual physical examinations to certain senior-level employees. This program is available to Mr. Trudeau, but not the other named executive officers.

Employee Stock Purchase Plan. Covidien maintains a broad-based employee stock purchase plan that provides eligible employees, including the named executive officers, with the opportunity to purchase Covidien ordinary shares. Eligible employees authorize payroll deductions to be made for the purchase of Covidien ordinary shares and Covidien provides a 15% matching contribution on up to $25,000 of an employee’s payroll deductions in any calendar year. All shares are purchased on the open market by a designated broker.

Severance Benefits. Covidien maintains an executive severance plan which provides benefits to Covidien senior executives upon an involuntary termination of employment for any reason other than cause, permanent disability or death. Severance benefits, in the form of base salary continuation, bonus and health benefits are generally payable for 18 months (24 months for Covidien’s President and Chief Executive Officer) following termination of employment. For fiscal 2012, under the Covidien executive severance plan, Mr. Trudeau was eligible for 18 months of severance benefits while the other named executive officers were eligible for 12 months of severance benefits. Receipt of these benefits is conditioned upon the named executive officer signing a release of any claims against Covidien.

Change in Control Benefits. Covidien maintains a change in control plan which provides benefits to certain Covidien senior executives upon an involuntary termination of employment or good reason resignation that occurs during a period shortly before and continuing after a change in control (a double trigger arrangement). Benefits are generally payable following termination of employment in a lump-sum cash payment equal to two times (2.99 times for Covidien’s President and Chief Executive Officer) the sum of the executive’s base salary and the average of the executive’s bonus for the previous three fiscal years. Additional benefits provided upon a change in control termination include full vesting of outstanding equity awards, continued subsidy for health plan premiums for a 24-month period (36 months for Covidien’s President and Chief Executive Officer) and outplacement services. For fiscal 2012, Mr. Trudeau was eligible for change in control severance benefits under the Covidien Change in Control Plan, but the other named executive offers were not eligible for such benefits. Receipt of change in control severance benefits is conditioned upon the executive signing a release of any claims against Covidien.

Going Forward

We expect to maintain the various benefits mentioned above immediately following the separation. Going forward, we expect that our Compensation Committee will consider and determine whether to adopt, modify or terminate any of these benefits.

Executive Compensation Recoupment Policy

Historically

Covidien maintains an Executive Compensation Recoupment Policy (“Recoupment Policy”) which requires that Covidien recoup portions of incentive compensation paid to its executive officers if there is a restatement of Covidien’s financial statements due to material noncompliance with financial reporting requirements under applicable securities laws or regulations and the amount of incentive compensation that was awarded to an executive officer during the three fiscal years immediately preceding the date of the restatement (or such other period as required under applicable securities laws or regulations) is higher than the amount of incentive compensation that would have been awarded to the executive officer had the financial results subject to the restatement been properly reported. For this purpose, incentive compensation includes annual incentive compensation, certain long-term incentive awards, and any other compensation determined to be incentive compensation pursuant to regulations to be issued by the SEC. In addition, Covidien’s equity awards are subject to a claw-back provision, pursuant to which Covidien may recover the amount of any profit the named executive officer realized upon the exercise of options or vesting of other equity awards during the 12-month period that occurs immediately prior to the executive officer’s involuntary termination of employment for cause.

Going Forward

Our executive compensation recoupment policy, including the inclusion of any claw-back provisions in equity awards, will be developed in consultation with our Compensation Committee, taking into account market practice and any applicable laws.

Share Ownership Guidelines

Historically

To reinforce the alignment of management and shareholder interests, the Covidien Compensation Committee adopted share ownership guidelines. Under these guidelines, Covidien named executive officers are expected to hold Covidien equity with a value expressed as a multiple of base salary as follows:

President and Chief Executive Officer	5 times base salary
Other Named Executive Officers	3 times base salary

In determining an executive’s ownership, shares held directly as well as shares underlying restricted units and their accompanying dividend equivalent units are included. Shares underlying unexercised stock options and unvested performance units and their accompanying dividend equivalent units are not included in the calculation.

Executives are required to achieve the requisite ownership position within five years of first becoming subject to the share ownership guidelines. Covidien’s Insider Trading Policy prohibits employees, including named executive officers, from engaging in transactions in puts, calls, cashless collars, options or similar rights and obligations involving Covidien securities, other than the exercise of a Covidien-issued stock option.

Going Forward

We expect our share ownership guidelines for named executive officers and insider trading policy to be developed taking into account market practice and any applicable laws.

Deductibility of Executive Compensation

Historically

The Covidien Compensation Committee has generally intended to structure Covidien’s executive compensation in a manner designed to qualify for deductibility under Section 162(m) of the Code when consistent with Covidien’s overall compensation program objectives, while also maintaining maximum flexibility in the design of Covidien compensation programs and in making appropriate payments to named executive officers.

Going Forward

We expect our Compensation Committee to adopt a similar practice with respect to minimizing the adverse effect of Section 162(m) of the Code (once applicable) on the deductibility of compensation expense following the separation.

Compensation Risk Assessment

Historically

At the Covidien Compensation Committee’s direction, representatives of Covidien’s human resources and legal departments conducted a risk assessment of Covidien’s compensation policies and practices during fiscal 2012. This risk assessment consisted of a review of cash and equity compensation provided to Covidien employees, including named executive officers, with a focus on compensation payable to senior executives and incentive compensation plans which provide variable compensation to other employees based upon Covidien and individual performance. The Covidien Compensation Committee and its independent compensation consultant reviewed the findings of this assessment and agreed with the conclusion that Covidien’s compensation programs are designed with the appropriate balance of risk and reward in relation to Covidien’s overall business strategy and do not create risk that is reasonably likely to have a material adverse effect on Covidien. The following characteristics of Covidien’s compensation programs support this finding:

•	The use of different types of compensation vehicles that provide a balance of short- and long-term incentives with fixed and variable components;

•	The cap on awards to limit windfalls;

•	The practice of looking beyond results-oriented performance in assessing the contributions of a particular executive;

•	The share ownership guidelines;

•	The executive compensation recoupment policy;

•	The claw-back policy for equity awards; and

•	The ability of the Covidien Compensation Committee to reduce incentive payouts if deemed appropriate.

Going Forward

Our Compensation Committee will take into account risk-management practices and risk-taking incentives as it considers and develops our employee and executive compensation programs and it will adopt a risk assessment process relating to compensation policies and practices initially similar to that in place at Covidien.

EXECUTIVE COMPENSATION

Summary Compensation

The information included in the Summary Compensation Table below reflects compensation earned during fiscal 2012 by individuals who we expect to serve as our executive officers and who could serve as our named executive officers upon the separation. As we continue to build-out the infrastructure necessary to continue as a standalone publicly traded company after the separation, we expect to retain the services of other individuals who also could serve as its named executive officers upon the separation. We refer to the individuals listed in the table below collectively as the “named executive officers.” For a more complete understanding of the table, please read the narrative disclosures that follow the table.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)	(I)	(J)
Mark Trudeau, President and Chief Executive Officer	2012	$420,000	$225,000	$945,965	$623,096	$507,252	—	$109,730	$2,831,044

Matthew Harbaugh, Senior Vice President and Chief Financial Officer	2012	$334,723	—	$428,537	$364,707	$205,543	—	$34,295	$1,367,804

Thomas Berry, Senior Vice President, Product Supply	2012	$317,910	$76,947	$145,637	$79,458	$188,039	—	$28,220	$836,211

David Silver, Senior Vice President, Portfolio Management, Strategy, and Business Development and Licensing	2012	$296,881	—	$211,517	$115,335	$149,998	—	$21,985	$795,716

Peter Edwards, Senior Vice President and General Counsel	2012	$322,827	—	$149,465	$81,535	$181,825	—	$23,522	$759,174

The discussion below sets forth a description of the elements of compensation reported in the columns of the Summary Compensation Table.

Salary (Column C)

With respect to Mr. Harbaugh, the Covidien Compensation Committee approved an additional $10,000 per month in base salary as part of his supplemental compensation package for serving as interim-President. Amounts reported in this column for Mr. Harbaugh reflect $289,723 paid as base salary and $45,000 paid as the additional monthly allowance.

Bonus (Column D)

This column reflects a one-time sign-on bonus paid to Mr. Trudeau in connection with his commencement of employment with Covidien on February 1, 2012 and a retention bonus paid to Mr. Berry in connection with the retention program Covidien implemented for key employees of its Pharmaceuticals business.

Stock Awards (Column E) and Option Awards (Column F)

These columns represent the aggregate grant date fair value, computed in accordance with Accounting Standards Codification 718 Compensation—Stock Compensation, of restricted unit, performance unit and stock option awards issued to each named executive officer during fiscal 2012. Further information regarding the 2012 awards is included in the Fiscal 2012 Grants of Plan-Based Awards Table and the Outstanding Equity Awards at 2012 Fiscal Year End Table.

In the case of performance unit awards issued to named executive officers (other than Mr. Trudeau) as part of Covidien’s 2012 annual equity award, the grant date fair value is based on the probable outcome of the market-based performance conditions, calculated based on the application of a Monte Carlo simulation model. The actual amounts which vest are determined at the end of the three-year performance cycle and are based on total shareholder return for Covidien as compared to total shareholder return of companies comprising a healthcare industry index. Depending upon whether or to what extent the performance conditions are met, twice as many performance units may vest, or none may vest at all. Amounts in these columns do not correspond to the actual value that may be recognized by the named executive officers, which may be higher or lower based on a number of factors, including Covidien’s performance, stock price fluctuations and applicable vesting. For additional information relating to assumptions made in the valuation for current year awards reflected in these columns, see note 17 to the annual combined financial statements included elsewhere in this information statement.

Non-Equity Incentive Plan Compensation (Column G)

The amounts reported in Column G represent annual incentive cash awards paid to the named executive officers under the Covidien 2012 AIP. The amount of Mr. Harbaugh’s annual incentive cash award was calculated by taking into account the additional monthly allowance and increased target bonus opportunity percentage that was provided to him as part of his supplemental compensation package, but only for the period during which he served as interim-President. For information regarding the calculation of these awards, see “Compensation Discussion and Analysis.”

Change in Pension Value and Non-Qualified Deferred Compensation Earnings (Column H)

No named executive officer is eligible to participate in a Mallinckrodt or Covidien defined benefit pension plan because all such plans were frozen before each executive officer commenced employment with Covidien.

All Other Compensation (Column I)

The amounts reported in Column I represent the aggregate dollar amount for each named executive officer for employer contributions to the Covidien Retirement Savings Plan, employer credits to the Covidien Supplemental Savings Plan, relocation benefits, and tax reimbursements attributable to relocation benefits. The following table shows the specific amounts included in Column I of the Summary Compensation Table for fiscal 2012. For a more complete understanding of the table, please read the narrative disclosures that follow the table.

ALL OTHER COMPENSATION

Name and Principal Position	Covidien Contributions to Retirement Savings Plan	Covidien Credits to Supplemental Savings Plan	Relocation Benefits	Tax Reimbursements on Relocation Benefits	Total
(A)	(B)	(C)	(D)	(E)	(F)
Mark Trudeau, President and Chief Executive Officer	$7,500	$2,975	$65,599	$33,656	$109,730

Matthew Harbaugh, Senior Vice President and Chief Financial Officer	$9,066	$25,229	—	—	$34,295

Thomas Berry, Senior Vice President, Product Supply	$15,041	$13,179	—	—	$28,220

David Silver, Senior Vice President, Portfolio Management, Strategy, and Business Development and Licensing	$10,939	$11,046	—	—	$21,985

Peter Edwards, Senior Vice President and General Counsel	$10,610	$12,911	—	—	$23,522

Relocation Benefits (Column D)

This column reflects relocation benefits paid by Covidien during fiscal 2012.

Tax Reimbursements on Relocation Benefits (Column E)

This column reflects reimbursements for taxes associated with relocation benefits paid by Covidien during fiscal 2012.

Grants of Plan-Based Awards

The following table provides information concerning the annual incentive cash awards and equity incentive awards granted to each of the named executive officers in fiscal 2012.

•	“AIP” is the annual incentive cash award payable pursuant to the Covidien 2012 AIP.

•	“PSUs” are restricted unit awards subject to performance-based vesting, which we refer to as “performance units.”

•	“RSUs” are restricted unit awards subject to time-based vesting, which we refer to as “restricted units.”

•	“Options” are nonqualified stock options subject to time-based vesting.

For a more complete understanding of the table, please read the related narrative.

FISCAL 2012 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Date of Committee Action	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All other Stock Awards: Number of Shares of Stock or Units (#)	All other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
(A)	(B)		(C)	(D)	(E)	(F)	(G)	(H)	(I)	(J)	(K)	(L)
Mark Trudeau
AIP			$260,000	$520,000	$1,040,000
RSUs	02/1/2012	11/28/2011							18,115			$945,965
Options	02/1/2012	11/28/2011								51,900	$52.22	$623,096

Matthew Harbaugh
AIP			$82,411	$164,821	$329,643
PSUs	12/1/2011	11/16/2011				775	1,550	3,100				$95,037
RSUs	12/1/2011	11/16/2011							5,942			$311,458
Supplemental RSUs	02/1/2012								1,101			$57,495
Options	12/1/2011	11/16/2011								30,555	$46.45	$309,672
Supplemental Options	02/1/2012									5,010	$52.22	$55,035

Thomas Berry
AIP			$80,410	$160,819	$321,638
PSUs	12/1/2011	11/16/2011				862	1,723	3,446				$105,644
RSUs	12/1/2011	11/16/2011							861			$39,993
Options	12/1/2011	11/16/2011								7,840	$46.45	$79,458

David Silver
AIP			$59,853	$119,707	$239,414
PSUs	12/1/2011	11/16/2011				1,251	2,502	5,004				$153,408
RSUs	12/1/2011	11/16/2011							1,251			$58,109
Options	12/1/2011	11/16/2011								11,380	$46.45	$115,335

Peter Edwards
AIP			$73,210	$146,421	$292,841
PSUs	12/1/2011	11/16/2011				884	1,768	3,536				$108,403
RSUs	12/1/2011	11/16/2011							884			$41,062
Options	12/1/2011	11/16/2011								8,045	$46.45	$81,535

Non-Equity Incentive Plan Awards (Columns C through E)

The amounts reported in Columns C through E reflect threshold, target and maximum award amounts for fiscal 2012 pursuant to the Covidien 2012 AIP, which is an element of the Covidien 2007 Stock and Incentive Plan. With respect to Mr. Harbaugh, the supplemental compensation package approved by the Covidien Compensation Committee set his target bonus percentage under the 2012 AIP at 65% of base salary (which, for this purpose, includes the additional monthly allowance awarded as part of his supplemental compensation package) for the period of time during fiscal 2012 that he served as interim-President and at 50% of base salary (which, for this purpose, excludes the additional monthly allowance awarded as part of his supplemental compensation package) for the remainder of fiscal 2012. Mr. Harbaugh served as interim-President for four out of twelve months in fiscal 2012, resulting in his fiscal 2012 bonus being calculated by applying an effective target bonus percentage of 55% (i.e., the weighted-average of a 65% target bonus percentage for one-third of fiscal 2012 and a 50% target bonus percentage for the remaining two-thirds of fiscal 2012). Accordingly, the threshold, target and maximum award amounts reported in Columns C through E for Mr. Harbaugh represent the respective potential payments when applying the effective target bonus percentage (i.e., 55%) for fiscal 2012 to a weighted-average of his base salary during fiscal 2012. The actual amounts earned by each named executive officer pursuant to such awards are set forth in Column G of the Summary Compensation Table.

Equity Incentive Plan Awards (Columns F through H)

The amounts reported in Columns F through H reflect threshold, target and maximum award amounts for the fiscal 2012—2014 performance cycle pursuant to performance unit awards issued as part of Covidien’s fiscal 2012 annual equity awards. The actual amounts, if any, earned by each named executive officer pursuant to such awards are determined by the Covidien Compensation Committee at the end of the three-year performance cycle and are based upon total shareholder return for Covidien as compared to the total shareholder return of companies comprising a healthcare industry index (i.e., relative total shareholder return). Threshold, target and maximum award amounts are payable upon achievement of relative total shareholder return in the 25th, 50th and 75th percentile, respectively. Dividend equivalent units will be credited on performance unit awards only if, and to the extent that, dividends are payable on ordinary shares, and will vest only if the applicable performance criteria are satisfied.

Stock Awards and Option Awards (Columns I and J)

The amounts reported in Column I and Column J reflect the number of shares underlying restricted unit awards and stock option awards, respectively, that were granted as part of Covidien’s fiscal 2012 annual equity awards, which vest one-quarter annually beginning on the first anniversary of the grant date. Dividend equivalent units will be credited on restricted unit awards only if, and to the extent that, dividends are payable on ordinary shares, and will vest according to the same schedule as the underlying restricted units.

Mr. Harbaugh. With respect to Mr. Harbaugh, amounts reported in these columns for the December 1, 2011 restricted unit and stock option awards reflect Mr. Harbaugh’s annual equity incentive award and an additional 775 restricted units and 7,050 stock options, each valued at $71,451, that were awarded as part of his supplemental compensation package for serving as interim-President through November 2011. Due to an administrative error, it was discovered shortly after the issuance of the annual equity awards that this December 2011 award issued to Mr. Harbaugh understated the value of the award that he should have received. Amounts reported in these columns for the February 1, 2012 restricted unit and stock option awards reflect the difference between what Mr. Harbaugh received in December 2011 and what he should have received absent the administrative error plus an additional 766 restricted units and 3,485 stock options, valued at $40,001 and $38,283, respectively, that were awarded as part of his supplemental compensation package for serving as interim-President during December 2011 and January 2012. Mr. Harbaugh’s service as interim-President ended upon Mr. Trudeau’s commencement of employment with Covidien on February 1, 2012.

Grant Date Fair Value (Column L)

In the case of performance unit awards issued as part of Covidien’s 2012 annual equity awards, the grant date fair value is based on the probable outcome of the market-based performance conditions, calculated based on the application of a Monte Carlo simulation model. Depending upon whether or to what extent the respective performance conditions are met, the number of shares for which the performance units are settled may range from zero to 200%.

Outstanding Equity Awards at Fiscal Year End

The following table provides information regarding outstanding stock option awards and unvested restricted unit awards and, if applicable, performance unit awards held by each named executive officer as of September 28, 2012. Restricted unit awards and performance unit awards listed in the table include dividend equivalent units credited on such awards. Dividend equivalent units vest according to the same schedule as the underlying restricted unit award or, in the case of performance unit awards, if the applicable performance criteria are satisfied. For a more complete understanding of the table, please read the footnotes that follow the table. Unless otherwise specified, the market value of outstanding stock awards in the table below is calculated by multiplying the number of unvested restricted or performance units by $59.42, the closing price of Covidien shares on September 28, 2012.

OUTSTANDING EQUITY AWARDS AT 2012 FISCAL YEAR END

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(A)	(B)	(C)		(D)	(E)	(F)		(G)	(H)		(I)
Mark Trudeau	0	51,900	(1)	$52.2200	01/31/2022	18,261	(10)	$1,085,069	0		$0

Matthew Harbaugh	1,800	0		$40.2600	09/03/2017	488	(11)	$28,997	2,364	(19)	$142,218
	3,155	3,155	(2)	$34.1500	11/30/2018	591	(12)	$35,117	2,576	(20)	$153,066
	2,295	4,590	(3)	$47.6000	11/30/2019	965	(13)	$57,340	3,138	(21)	$186,460
	2,708	8,127	(4)	$42.9400	11/30/2020	6,014	(14)	$357,352
	0	30,555	(5)	$46.4500	11/30/2021	1,109	(15)	$65,897
	0	5,010	(6)	$52.2200	01/31/2022

Thomas Berry	2,265	2,265	(7)	$50.4800	03/31/2020	580	(16)	$34,464
	2,457	7,373	(4)	$42.9400	11/30/2020	876	(13)	$52,052	2,336	(20)	$138,805
	0	7,840	(5)	$46.4500	11/30/2021	871	(14)	$51,755	3,488	(21)	$207,257

David Silver	0	1,617	(2)	$34.1500	11/30/2018	250	(11)	$14,855
	0	565	(8)	$32.3600	04/30/2019	174	(17)	$10,339	2,528	(19)	$152,084
	0	4,910	(3)	$47.6000	11/30/2019	632	(12)	$37,553	2,548	(20)	$151,402
	0	8,037	(4)	$42.9400	11/30/2020	956	(13)	$56,806	5,064	(21)	$300,903
	0	11,380	(5)	$46.4500	11/30/2021	1,266	(14)	$75,226

Peter Edwards	0	2,895	(9)	$41.2400	05/31/2020	740	(18)	$43,971
	0	7,617	(4)	$42.9400	11/30/2020	905	(13)	$53,775	2,414	(20)	$143,440
	0	8,045	(5)	$46.4500	11/30/2021	894	(14)	$53,121	3,578	(21)	$212,605

Unless otherwise specified, stock option and restricted unit awards vest one-quarter annually, beginning on the first anniversary of the grant date.

(1)	Represents stock options granted on February 1, 2012 to Mr. Trudeau in connection with his commencement of employment with Covidien.
(2)	Represents stock options granted on December 1, 2008.
(3)	Represents stock options granted on December 1, 2009.
(4)	Represents stock options granted on December 1, 2010.
(5)	Represents stock options granted on December 1, 2011.
(6)

Represents stock options granted on February 1, 2012 to Mr. Harbaugh as a supplemental award. For more information about this award, see the Fiscal 2012 Grants of Plan-Based Awards Table and related narrative under the “Stock Awards and Option Awards (Columns I and J)” heading.

(7)	Represents stock options granted on April 1, 2010 to Mr. Berry in connection with his commencement of employment with Covidien.
(8)	Represents stock options granted on May 1, 2009 to Mr. Silver in connection with a promotion.
(9)	Represents stock options granted on June 1, 2010 to Mr. Edwards in connection with his commencement of employment with Covidien.
(10)

Represents restricted units granted on February 1, 2012 to Mr. Trudeau in connection with his commencement of employment as President of Covidien’s Pharmaceuticals business; 6,756 of which vest one-third annually, beginning on the first anniversary of the grant date and 11,505 of which vest one-quarter annually, beginning on the first anniversary of the grant date.

(11)	Represents restricted units granted on December 1, 2008.
(12)	Represents restricted units granted on December 1, 2009.
(13)	Represents restricted units granted on December 1, 2010.
(14)	Represents restricted units granted on December 1, 2011.
(15)

Represents restricted units granted on February 1, 2012 to Mr. Harbaugh as a supplemental award. For more information about this award, see the Fiscal 2012 Grants of Plan-Based Awards Table and related narrative under the “Stock Awards and Option Awards (Columns I and J)” heading.

(16)	Represents restricted units granted on April 1, 2010 to Mr. Berry in connection with his commencement of employment with Covidien.
(17)	Represents restricted units granted on May 1, 2009 to Mr. Silver in connection with a promotion.
(18)	Represents restricted units granted on June 1, 2010 to Mr. Edwards in connection with his commencement of employment with Covidien.
(19)

Represents performance units granted on December 1, 2009 that vested on October 4, 2012, shortly after the end of the fiscal 2010—2012 performance cycle. The amounts reported in Column I and J are based on actual achievement, which was two hundred percent (200%) of target, and are valued by using the closing price of Covidien stock on the vesting date, which was $60.16.

(20)

Represents performance units granted on December 1, 2010 that vest at the end of the fiscal 2011—2013 performance cycle if the applicable performance criteria have been satisfied. The amounts reported in this column are based on achievement of maximum performance through the end of fiscal 2012.

(21)

Represents performance units granted on December 1, 2011 that vest at the end of the fiscal 2012—2014 performance cycle if the applicable performance criteria have been satisfied. The amounts reported in this column are based on achievement of maximum performance through the end of fiscal 2012.

Option Exercises and Stock Vested

The following table provides information regarding the number of Covidien stock options that were exercised by named executive officers during fiscal 2012 and the value realized from the exercise of such awards. The table also provides information regarding the vesting of restricted unit and performance unit awards during fiscal 2012.

FISCAL 2012 OPTION EXERCISES AND STOCK VESTED

Name	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(A)	(B)	(C)	(D)	(E)
Mark Trudeau	0	$0	0	$0
Matthew Harbaugh	0	$0	2,894	$130,228
Thomas Berry	0	$0	577	$29,180
David Silver	12,751	$216,474	1,967	$90,820
Peter Edwards	5,433	$73,896	667	$32,539

Pension Benefits

No named executive officer is eligible to participate in a Mallinckrodt or Covidien defined benefit pension plan because all such plans were frozen before each executive officer commenced employment with Covidien.

Non-Qualified Deferred Compensation

The following table provides information with respect to fiscal 2012 non-qualified deferred compensation for each named executive officer. For more information regarding information contained in the table and the material terms of Covidien’s non-qualified deferred compensation plan, please read the related narrative and footnotes that follow the table.

FISCAL 2012 NON-QUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last FY ($)	Covidien Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
(A)	(B)	(C)	(D)	(E)	(F)
Mark Trudeau	$51,000	$2,975	$10,775	—	$64,750
Matthew Harbaugh	$0	$25,229	$8,033	—	$53,407
Thomas Berry	$87,638	$13,179	$15,268	—	$127,078
David Silver	$0	$11,046	$19,168	—	$92,647
Peter Edwards	$0	$12,911	$1,388	—	$14,300

Executive Contributions in Last Fiscal Year (Column B)

Of the amounts reported in this column, the following amounts reflect deferrals from fiscal 2012 base salary that also are reported in Column C (Salary) of the Summary Compensation Table: Mr. Trudeau, $51,000 and Mr. Berry, $9,537. The remaining amount in this column for Mr. Berry relates to the deferral of Covidien 2011 Annual Incentive Plan bonus payments paid in fiscal 2012.

Covidien Contributions in Last Fiscal Year (Column C)

The amounts reported in Column C are included in Column I of the Summary Compensation Table for fiscal 2012.

Aggregate Earnings in Last Fiscal Year (Column D)

The amounts reported in Column D include earnings credited to the named executive officer’s account in the Covidien Supplemental Savings Plan. Earnings on amounts credited to the Covidien Supplemental Savings Plan are determined by investment selections made by each named executive officer in investment alternatives that generally mirror investment choices offered under the Covidien Retirement Savings Plan.

Under the Covidien Supplemental Savings Plan, participants, including the named executive officers, may defer up to 50% of their base salary and 100% of their annual bonus. Covidien provides matching credits based on the participant’s deferred base salary and bonus at the same rate such participant is eligible to receive matching contributions under the Covidien Retirement Savings Plan (the Covidien 401(k) plan) and employer credits on any cash compensation (i.e., base and bonus) that the participant earns during a calendar year in excess of applicable IRS limits ($245,000 for 2011 and $250,000 for 2012). Under the Covidien Retirement Savings Plan, Covidien makes an automatic contribution of three percent (3%) of an employee’s eligible pay, irrespective of whether the employee contributes to such plan. Additionally, Covidien matches fifty cents ($0.50) for every one dollar ($1.00) employees contribute, up to the first six percent (6%) of eligible pay. Participants are fully vested in matching and employer credits (including earnings on such credits) upon completion of two years of service. The Covidien Supplemental Savings Plan is a non-qualified deferred compensation plan that is maintained as an unfunded “top-hat” plan and is designed to comply with Section 409A of the Code. Amounts credited to the Covidien Supplemental Savings Plan as participant deferrals or employer credits may also be credited with earnings (or losses) based upon investment selections made by each participant from investments that generally mirror investments offered under the Covidien Retirement Savings Plan. Participants may elect whether they will receive a distribution of their Covidien Supplemental Savings Plan account balances upon termination of employment or at a specified date. Distributions can be made in a lump sum or in up to 15 annual installments.

Potential Payments Upon Termination

Covidien Severance Plan

During fiscal 2012, for all of the named executive officers in the table below, severance benefits were payable pursuant to the Covidien Severance Plan for U.S. Officers and Executives (the “Covidien Severance Plan”). Under the Covidien Severance Plan, benefits are payable to eligible executives, including named executive officers, upon an involuntary termination of employment for any reason other than cause, permanent disability or death. With respect to the named executive officers, severance benefits consist of:

•	continuation of base salary for a period of 12 months (18 months for Mr. Trudeau);

•

payment, over a 12-month period, of one times the average of the named executive officer’s bonus for the previous three fiscal years (1.5 times the average of the previous three fiscal year bonuses paid over an 18-month period for Mr. Trudeau);

•	continuation of health and dental benefits at active employee rates for up to 12 months (18 months for Mr. Trudeau);

•	12 months accelerated vesting of unvested stock options and 12 months to exercise vested stock options (unless a longer period is provided in the applicable award agreement);

•	payment of a pro-rata portion of the named executive officer’s annual incentive cash award for the fiscal year in which the applicable employment termination date occurs; and

•	outplacement services, in Covidien’s discretion, for up to 12 months.

Upon a termination of employment other than for cause, including an involuntary termination of employment where the named executive officer becomes eligible for severance benefits, named executive officers forfeit all unvested restricted unit awards and performance unit awards and any stock options which do not vest within 12 months after the applicable employment termination date.

Covidien Change in Control Plan

For Mr. Trudeau, change in control severance benefits are payable pursuant to the Covidien Change in Control Severance Plan for Certain U.S. Officers and Executives (the “Covidien Change in Control Plan”). Under the Covidien Change in Control Plan, benefits are payable to eligible senior executives only if the executive experienced an involuntary termination of employment or good reason resignation during a period that begins 60 days before and ends two years after a change in control. No other named executive officer was eligible for change in control benefits under the Covidien Change in Control Plan during fiscal 2012. However, named executive officers other than Mr. Trudeau were eligible for severance benefits under the Covidien Severance Plan in the event of an involuntary termination of employment following a change in control. Also, as described below under “—Other Termination Benefits,” the terms of the Covidien 2012 AIP and outstanding equity awards issued pursuant to the Covidien equity plan provide for certain benefits upon an involuntary termination of employment following a change in control. All named executive officers were eligible for these benefits during fiscal 2012. For purposes of the following, we list the benefits that would be provided upon an involuntary termination of employment after a change in control for all named executive officers other than Mr. Trudeau. For Mr. Trudeau, we list the benefits that would be provided if he became eligible for benefits pursuant to the Covidien Change in Control Plan.

With respect to named executive officers, the change in control benefits consist of:

•	continuation of base salary for a period of 12 months (a single lump-sum payment equal to 24 months of base salary for Mr. Trudeau pursuant to the Covidien Change in Control Plan);

•

payment, over a 12-month period, of one times the average of the named executive officer’s bonus for the previous three fiscal years (a single lump-sum payment equal to two times the average of his bonus for the previous three fiscal years for Mr. Trudeau under the Covidien Change in Control Plan);

•

continuation of health and dental benefits at active employee rates for a period of up to 12 months (18 months for Mr. Trudeau plus a lump-sum payment equal to six months of the employer portion of the applicable premium under the Covidien Change in Control Plan);

•

full vesting of unvested stock options and 12 months to exercise vested stock options (unless a longer period is provided in the applicable option agreement) and full vesting of unvested restricted unit awards and performance unit awards;

•	payment of a pro-rata portion of the annual incentive plan bonus for the fiscal year during which the applicable employment termination date occurs; and

•	outplacement services, in Covidien’s discretion, for up to 12 months.

The payment of benefits under the Covidien Severance Plan and the Covidien Change in Control Plan is conditioned upon the named executive officer executing a release of claims against Covidien and is subject to the terms of the Non-Competition, Non-Solicitation, and Confidentiality Agreement by and between the named executive officer and Covidien, under which the named executive officer agreed not to disclose confidential information at any time and not to compete with Covidien or solicit Covidien employees or customers for a period of one year following termination of employment. Covidien may cancel benefits that are payable or seek to recover benefits previously paid if the named executive officer does not comply with these provisions or violates the release of claims. Payments may be delayed until six months after termination of employment if necessary to comply with Section 409A of the Code.

Upon a termination of employment for cause, named executive officers are not eligible for severance benefits under the Covidien Severance Plan or the Covidien Change in Control Plan and forfeit all unvested stock options, restricted unit and performance unit awards. In addition, the stock option, restricted unit and performance unit awards include a “claw-back” feature pursuant to which Covidien may recover the amount realized by the named executive officer upon the vesting of any stock award during the 12-month period that occurs immediately prior to the officer’s involuntary termination for cause.

Other Termination Benefits

The terms of the Covidien Annual Incentive Plan and Covidien 2007 Stock and Incentive Plan provide for certain benefits upon a named executive officer’s termination of employment due to death, disability or retirement. For this purpose, normal retirement occurs where an executive officer terminates employment after attaining age 60 and the sum of the executive’s age and years of service equals at least 70 and early retirement occurs where an executive officer terminates employment after attaining age 55 and the sum of the executive’s age plus years of service equals at least 60. Under the Covidien Annual Incentive Plan, named executive officers are eligible to receive a pro-rated annual incentive cash award based on the number of days that the executive officer was employed by Covidien during the fiscal year upon death, disability or normal or early retirement. Under the Covidien 2007 Stock and Incentive Plan, named executive officers are eligible to receive full vesting of stock options, restricted units and performance units upon death, disability, normal retirement or an involuntary termination of employment after a change in control and pro-rated vesting of such awards upon early retirement, based on the number of whole months that the executive officer was employed by Covidien during the applicable vesting period. As of the end of fiscal 2012, Messrs. Berry and Silver had satisfied the requirements for early retirement.

Covidien Retention Agreements

The following describes the retention benefits that Covidien has agreed to provide to each named executive officer as part of its retention program.

Mr. Trudeau. The retention agreement that Covidien entered into with Mr. Trudeau provides for benefits in the event of a sale of Covidien’s Pharmaceuticals business, including a sale bonus, a sale price bonus and an enhanced severance benefit. The sale bonus, which is payable upon a sale, equals the sum of Mr. Trudeau’s then-current base salary and the average of his annual incentive bonus for the previous three fiscal years. If Mr. Trudeau has not received three annual incentive bonus payments, the average of his annual incentive bonus amounts equals the average of all actual bonuses paid to him pursuant to the Covidien Annual Incentive Plan. The sale price bonus is payable only if the sale proceeds received by Covidien exceed a threshold amount and is capped at $1 million. The enhanced severance benefit, which is payable if, in connection with a sale, Covidien involuntarily terminates Mr. Trudeau’s employment, the purchaser does not offer Mr. Trudeau a position after consummation of the sale, or Mr. Trudeau resigns from employment for good reason within 12 months after consummation of a sale, equals the severance Mr. Trudeau would be entitled to under the Covidien executive severance plan plus 1.5 times the sum of Mr. Trudeau’s then-current base salary and the average of Mr. Trudeau’s annual incentive bonus for the previous three fiscal years.

Messrs. Harbaugh and Silver. The retention agreements that Covidien entered into with Messrs. Harbaugh and Silver provide for benefits in the event of a sale or, in the alternative, a spin-off of Covidien’s Pharmaceuticals business. In the event of a sale, Messrs. Harbaugh and Silver are eligible to receive a retention bonus and a sale price bonus; in the event of a spin-off, each is eligible to receive a spin bonus or termination bonus. The retention bonus, which is payable on the six-month anniversary of a sale if the respective executive remains continuously employed by the purchaser through such date or, if before such anniversary date, the purchaser involuntarily terminates the executive’s employment, the purchaser does not offer the executive a comparable position after consummation of the sale, the executive resigns from employment for good reason, or the executive dies or becomes permanently disabled, equals $750,000 for Mr. Harbaugh and $1 million for Mr. Silver. The sale price bonus is payable only if the sale proceeds received by Covidien exceed a threshold amount and is capped at $500,000 for each executive. The spin bonus, which is payable on the six-month anniversary of the completion of the separation if the respective executive remains continuously employed by us through such anniversary date, equals $139,755 for Mr. Harbaugh and $145,256 for Mr. Silver. The termination bonus, which is payable if, before the six-month anniversary of the completion of the separation, we involuntarily terminate the executive’s employment, the executive resigns from employment for good reason, or the executive dies or becomes permanently disabled, equals $750,000 for Mr. Harbaugh and $1 million for Mr. Silver.

Mr. Berry. The retention agreement that Covidien entered into with Mr. Berry provides for a retention bonus, a sale bonus and benefits in the event of a spin-off of Covidien’s Pharmaceuticals business, which include a spin bonus or termination bonus. The retention bonus consists of two payments of $76,947 each, with the first payment having been made on the one-year anniversary of the retention agreement’s effective date (this payment was made on August 1, 2012) and with the second payment being payable on the 18-month anniversary of the retention agreement’s effective date (i.e., on February 1, 2013). The retention agreement includes a claw-back feature which requires that Mr. Berry repay any amounts paid pursuant to the retention agreement if he voluntarily terminates employment before a sale or spin-off. The sale bonus, which is payable on the six-month anniversary of a sale if Mr. Berry remains continuously employed by the purchaser through such date or, if before such anniversary date, the purchaser involuntarily terminates Mr. Berry’s employment, the purchaser does not offer Mr. Berry a comparable position after consummation of the sale, Mr. Berry resigns from employment for good reason, or Mr. Berry dies or becomes permanently disabled, equals $307,788, but is reduced by the amount of the retention bonus paid to Mr. Berry. The spin bonus, which is payable on the six-month anniversary of the completion of the separation if Mr. Berry remains continuously employed by us through such anniversary date, equals $153,894. The termination bonus, which is payable if, before the six-month anniversary of the completion of the separation, we involuntarily terminate Mr. Berry’s employment, Mr. Berry resigns from employment for good reason, or Mr. Berry dies or becomes permanently disabled, equals $307,788.

Mr. Edwards. The retention agreement that Covidien entered into with Mr. Edwards provides for benefits in the event of a sale or, in the alternative, a spin-off of Covidien’s Pharmaceuticals business. In the event of a sale, Mr. Edwards is eligible to receive a sale bonus; in the event of a spin-off, Mr. Edwards is eligible to receive a spin bonus or termination bonus. The sale bonus, which is payable on the six-month anniversary of a sale if Mr. Edwards remains continuously employed by the purchaser through such date or, if before such anniversary date, the purchaser involuntarily terminates Mr. Edwards’ employment, the purchaser does not offer to Mr. Edwards a comparable position after consummation of the sale, Mr. Edwards resigns from employment for good reason, or Mr. Edwards dies or becomes permanently disabled, equals $500,000. The spin bonus, which is payable on the six-month anniversary of the completion of the separation if Mr. Edwards remains continuously employed by us through such anniversary date, equals $157,951. The termination bonus, which is payable if, before the six-month anniversary of the completion of the separation, we involuntarily terminate Mr. Edwards’ employment, Mr. Edwards resigns from employment for good reason, or Mr. Edwards dies or becomes permanently disabled, equals $500,000.

All of the retention agreements discussed above require the forfeiture of retention benefits in the event that Covidien (or the purchaser or Mallinckrodt, as applicable) terminates the named executive officer’s employment for cause. The retention agreements also subject the payment of retention benefits to the named executive officer complying with the Covidien Guide to Business Conduct (or successor guide to business conduct), preserving confidentiality on the terms and conditions of any transaction or the status of any negotiations relating to any transaction, and cooperating with efforts surrounding a sale or spin-off transaction.

For purposes of the Covidien Severance Plan, the Covidien Change in Control Plan and the retention agreements, “cause” means substantial failure or refusal of the named executive officer to perform the duties and responsibilities of his job as required by Covidien, violation of any fiduciary duty owed to Covidien, conviction of a felony or misdemeanor, dishonesty, theft, violation of Covidien rules or policy, including a violation of the Covidien Guide to Business Conduct, or other egregious conduct that has or could have a serious and detrimental impact on Covidien and its employees.

For purposes of the Covidien Change in Control Plan and the retention agreements, “good reason” means any retirement or termination of employment by the named executive officer that is not initiated by Covidien and that is caused by any one or more of the following events, in each case, without the named executive officer’s written consent: (i) assignment to the named executive officer of any duties inconsistent in any material respect with the named executive officer’s authority, duties or responsibilities as in effect immediately prior to the change in control or effective date of the retention agreement, as applicable; (ii) a material diminution in the authority, duties or responsibilities of the supervisor to whom the named executive officer is required to report as in effect immediately prior to the change in control or effective date of the retention agreement, as applicable; (iii) a material change in the geographic location at which the named executive officer must perform services to a location which is more than 50 miles from the named executive officer’s principal place of business immediately preceding the change in control or effective date of the retention agreement, as applicable; (iv) a material reduction in the named executive officer’s compensation and benefits, taken as a whole, as in effect immediately prior to the change in control or effective date of the retention agreement, as applicable; (v) solely with respect to the Covidien Change in Control Plan, Covidien’s failure to obtain a satisfactory agreement from any successor to assume and agree to perform Covidien’s obligations to the named executive officer under such plan; or (vi) a material diminution in the budget over which the named executive officer retains authority. Additionally, “good reason” will only exist if the named executive officer provides written notice stating the good reason event, Covidien does not cure such event, and the named executive officer terminates employment within a certain period of time after the end of the cure period.

Potential Payments Upon Termination Table

The table below reflects the amount of compensation that would become payable to each named executive officer under the Covidien Severance Plan and, with respect to Mr. Trudeau, the Covidien Change in Control Plan, if the named executive officer’s employment had terminated on September 28, 2012, the last day of

Covidien’s 2012 fiscal year, given the named executive’s service level as of such date and, if applicable, based on Covidien’s closing stock price as of that date, which was $59.42. These benefits are in addition to benefits available before the occurrence of a termination of employment, including under then-exercisable stock options and benefits available generally to salaried employees, such as distributions under the Covidien Retirement Savings Plan.

The actual amounts that would be paid upon a named executive officer’s termination of employment or in connection with a change in control can be determined only at the time of any such event. Due to a number of factors that may affect the amount of any benefits provided upon the events discussed below, actual amounts paid or distributed may be higher or lower than indicated in the table. Factors that could affect these amounts include the timing during the year of any such event, Covidien’s stock price, the executive’s age and years of service, the attained level of achievement for performance units, and any additional agreements or arrangements entered into in connection with any change in control or termination of employment. For a more complete understanding of the table, please read the narrative that follows the table.

POTENTIAL PAYMENTS UPON TERMINATION

Name and Termination Scenario	Cash Severance	Bonus	Option Awards	Stock Awards	Welfare Benefits and Outplacement	Total
(A)	(B)	(C)	(D)	(E)	(F)	(G)
Mark Trudeau
Involuntary Termination (other than for cause)	$1,735,878	$507,252	$93,420	—	$43,659	$2,390,684	(1)
Death or Disability	—	$507,252	$373,680	$1,085,009	—	$1,976,416	(1)
Change in Control Termination	$2,314,504	$507,252	$373,680	$1,085,009	$49,296	$4,340,216	(1)

Matthew Harbaugh
Involuntary Termination (other than for cause)	$458,014	$205,543	$259,577	$0	$37,756	$960,890
Death or Disability	—	$205,543	$700,284	$1,026,447	—	$1,932,274
Change in Control Termination	$458,014	$205,543	$700,284	$1,026,447	$37,756	$2,428,044

Thomas Berry
Involuntary Termination (other than for cause)	$461,798	$188,039	$76,049	—	$37,756	$763,642
Voluntary Termination (early retirement)	—	—	$35,445	$102,896	—	$138,341
Death or Disability	—	$188,039	$243,441	$484,332	—	$915,813
Change in Control Termination	$461,798	$188,039	$243,441	$484,332	$37,756	$1,415,366

David Silver
Involuntary Termination (other than for cause)	$418,667	$149,998	$166,218	$283,957	$37,756	$1,056,597
Voluntary Termination (early retirement)	—	$149,998	$90,616	$283,957	—	$524,571
Death or Disability	—	$149,998	$394,235	$799,168	—	$1,343,401
Change in Control Termination	$418,667	$149,998	$394,235	$799,168	$37,756	$1,799,825

Peter Edwards
Involuntary Termination (other than for cause)	$507,204	$181,825	$94,232	—	$37,756	$821,017
Death or Disability	—	$181,825	$282,503	$506,912	—	$971,240
Change in Control Termination	$507,204	$181,825	$282,503	$506,912	$37,756	$1,516,200

(1)

Also includes $7,500 in employer contributions to the Covidien Retirement Savings Plan and $2,975 in employer credits to the Covidien Supplemental Savings Plan that will become fully vested upon an involuntary termination of employment (other than for cause), death or disability or a change in control termination. All other named executive officers are fully vested in employer contributions and credits.

Cash Severance (Column B)

Involuntary Termination (other than for cause). For all named executive officers other than Mr. Trudeau, the cash severance amount in this scenario represents continuation of the named executive officer’s base salary, as of September 28, 2012, for a 12-month severance period plus the average of the named executive officer’s annual incentive cash awards for the previous three fiscal years (i.e., fiscal 2011, 2010 and 2009), payable during the 12-month severance period and on Covidien’s normal payroll schedule. With respect to Messrs. Berry and Edwards, who commenced employment with Covidien during fiscal 2010 and who received a pro-rated annual incentive bonus for such year, the average of their respective annual incentive cash awards has been adjusted to reflect the period of time that they were employed by Covidien through the end of fiscal 2012. For Mr. Trudeau, the amount represents continuation of his base salary, as of September 28, 2012, for an 18-month severance period, plus an amount equal to 1.5 times his annual incentive cash award for fiscal 2012, payable during the 18-month severance period and on Covidien’s normal payroll schedule. If Mr. Trudeau’s involuntary termination of employment (other than for cause) was in connection with a sale of Covidien’s Pharmaceuticals business, such an event would have increased the cash severance payable to Mr. Trudeau to $3,471,756, and resulted in a total potential payment of $4,126,562. While all of the other amounts payable under this scenario and listed in columns C, D and F would have remained the same, upon a sale of Covidien’s Pharmaceuticals business, Mr. Trudeau would be eligible for a sale bonus and a sale price bonus. For more information about the enhanced severance benefit and the sale bonus and the sale price bonus, please read the section above for Mr. Trudeau under “—Covidien Retention Agreements.”

Change in Control Termination. For Mr. Trudeau, who is the only named executive officer eligible for benefits under the Covidien Change in Control Plan, the amount in this scenario represents a lump-sum payment equal to two times his base salary as of September 28, 2012 plus his annual incentive cash award for fiscal 2012. For all other named executive officers, we assume that such executive officers experience an involuntary termination of employment (other than for cause) after the change in control which renders them eligible for benefits under the Covidien Severance Plan. Accordingly, the cash severance amount for named executive officers other than Mr. Trudeau in this scenario equals the cash severance amount set forth under the “Involuntary Termination (other than for cause)” scenario.

Bonus (Column C)

Involuntary Termination (other than for cause). In the case of an involuntary termination of employment (other than for cause), executive officers are entitled to a pro-rata payment of the annual incentive cash award based on the number of days they were employed by Covidien during the fiscal year. Because we have assumed that the applicable terminations of employment occurred on the last day of Covidien’s 2012 fiscal year, the amounts reported in Column C for this scenario represent the full annual incentive cash award payable to each named executive officer for fiscal 2012.

Voluntary Termination (early retirement). Because Messrs. Berry and Silver have satisfied the requirements for early retirement under the Covidien 2012 AIP, in the event of a voluntary termination of employment, each is entitled to a pro-rata payment of the annual incentive cash award based on the number of days that they, respectively, were employed by Covidien during the fiscal year. Because we have assumed that the applicable terminations of employment occurred on the last day of Covidien’s 2012 fiscal year, the amounts reported in Column C for this scenario represent the full annual incentive cash award payable to Messrs. Silver and Berry, respectively, for fiscal 2012.

Death or Disability and Change in Control Termination. The bonus amount represents the pro-rata payment of the annual incentive cash award based on the number of days that the named executive officer was employed with Covidien’s Pharmaceuticals business during the fiscal year. Because we have assumed that the applicable termination of employment occurred on the last day of our 2012 fiscal year, the amounts reported in Column C for this scenario represent the full annual incentive cash award payable to each named executive officer for fiscal 2012.

Option Awards (Column D)

Involuntary Termination (other than for cause). For all named executive officers, the option award amount represents the value as of September 28, 2012 of outstanding options held by the named executive officer that would have vested during the 12-month period that immediately follows September 28, 2012 (i.e., from September 28, 2012 to September 28, 2013).

Voluntary Termination (early retirement). As of September 28, 2012, Messrs. Berry and Silver satisfied the requirements for early retirement under Covidien’s equity plan. The amounts reported in Column D for this scenario represent the value attributable to the portion of the following stock option awards that would have vested on September 28, 2012 had Messrs. Berry and Silver voluntarily terminated employment on such date: for Mr. Berry, the April 2010 and December 2010 option awards; and for Mr. Silver, the December 2008, May 2009, December 2009 and December 2010 option awards. Messrs. Berry and Silver did not satisfy the requirements for early retirement with respect to the December 2011 option award because such award requires that the employee retire at least 12 months after the grant date to receive early retirement treatment. Because the assumed employment termination date (September 28, 2012) is less than 12 months after the December 2011 grant date, neither Mr. Berry nor Mr. Silver was entitled to pro-rata vesting of the December 2011 option award as of the last day of fiscal 2012.

Death or Disability and Change in Control Termination. The option award amount represents the full vesting of unvested stock options held by the named executive officer as of September 28, 2012.

Stock Awards (Column E)

Involuntary Termination (other than for cause). The amounts reported in Column E for this scenario represent the value of the performance unit awards issued in December 2009 to Messrs. Harbaugh and Silver (but not to the other named executive officers because they were not employed by Covidien at the time such award was granted), which vested on October 4, 2012 and which the executive officer would have been entitled to receive upon an involuntary termination of employment on the last day of the fiscal year. For purposes of this scenario, the amount reported for the December 2009 performance unit award is based on the actual number of shares that vested after the conclusion of the fiscal 2010—2012 performance cycle and the actual value attained upon vesting. With respect to Messrs. Berry and Silver, who, as of September 28, 2012, satisfied the requirements for early retirement under the Covidien equity plan, the amount reported in Column E for this scenario includes the value attributable to the portion of the following restricted unit and performance unit awards which would have vested on September 28, 2012 had Messrs. Berry and Silver involuntarily terminated employment on such date: for Mr. Berry, the restricted unit awards issued in April 2010 and December 2010 and the performance unit award issued in December 2010; and for Mr. Silver, the restricted unit awards issued in December 2008, May 2009, December 2009 and December 2010 and the performance unit award issued in December 2010. Messrs. Berry and Silver did not satisfy the requirements for early retirement with respect to the December 2011 restricted unit and performance unit awards because such awards require that the employee retire at least 12 months after the grant date to receive early retirement treatment. Because the assumed employment termination date (September 28, 2012) is less than 12 months after the December 2011 grant date, neither Mr. Berry nor Mr. Silver were entitled to pro-rata vesting of the December 2011 restricted unit and performance unit awards.

Voluntary Termination (early retirement). For Messrs. Berry and Silver, the stock award amount represents the pro-rata vesting of restricted unit and performance unit awards, as described above under “Involuntary Termination (other than for cause).”

Death or Disability and Change in Control Termination. The amounts reported in Column E for this scenario represent the value that would have been attained upon the full vesting of all unvested restricted unit and performance unit awards held by the named executive officer as of September 28, 2012. For purposes of this scenario, amounts attributable to performance unit awards are based on the following assumptions: (1) for the December 2009 award, the actual number of shares that vested after the conclusion of the fiscal 2010—2012 performance cycle and based on the value attained upon vesting; and (2) for the December 2010 and December 2011 awards, the number of shares that would have vested based on achievement of maximum performance through the end of fiscal 2012.

Welfare Benefits and Outplacement Services (Column F)

The welfare benefits amount represents the employer portion of the premium paid on behalf of the named executive officer for continued coverage under the Covidien medical, dental and vision plans during the applicable severance period. Amounts for calendar year 2012 and 2013 are based on actual rates determined by Covidien for the respective plan in such years, while the rates for subsequent years, where applicable, are assumed based on the historic percentage increase in rates for such coverage. Although payable in Covidien’s discretion, for purposes of this column, we assumed that Covidien would pay $25,000 on behalf of each named executive officer for outplacement services upon an involuntary termination (other than for cause) and a change in control termination.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Our board’s Nominating and Governance Committee will be responsible for the review and, if appropriate, approval or ratification of “related-person transactions” involving us or our subsidiaries and related persons in accordance with the related-person transactions policy to be adopted by the board. Under SEC rules, a related person is a director, nominee for director, executive officer or a beneficial owner of 5% or more of our ordinary shares, and their immediate family members.

Our personnel in the legal and finance departments will review transactions involving related persons. If they determine that a related person could have a material interest in such a transaction, the transaction will be reviewed by the Nominating and Governance Committee. The Nominating and Governance Committee will determine whether the related person has a material interest in a transaction and may, in its discretion, approve, ratify or take other action with respect to the transaction. The Nominating and Governance Committee will review all material facts related to the transaction and take into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable to us than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the related person’s interest in the transaction and, if applicable, the availability of other sources of comparable products or services.

We engage in transactions with other Covidien businesses. Those transactions are described in more detail in note 2 to our interim unaudited condensed combined financial statements and note 11 to our annual combined financial statements included elsewhere in this information statement.

For a discussion of certain agreements we will enter into with Covidien in connection with the separation, see “Our Relationship with Covidien Following the Distribution.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the separation, all of the outstanding shares of Mallinckrodt will be owned beneficially by an Irish corporate services provider. The following table sets forth information, immediately following the completion of the separation calculated as of [—], 2013, based upon the distribution of one ordinary share of Mallinckrodt for every —] ordinary shares of Covidien, regarding: (1) each person known to us who would beneficially own more than 5% of our ordinary shares, (2) each of our expected directors and named executive officers and (3) all of our expected directors and executive officers as a group. The address of each director and executive officer shown in the table below is c/o Mallinckrodt, 675 James S. McDonnell Blvd., Hazelwood, MO 63042.

Name and Address of Beneficial Owner	Beneficial Ownership of Our Ordinary Shares		Percent of Class
[—]	[	—]	[	—]

THE SEPARATION

Background

On December 15, 2011, Covidien announced that it intended to separate its Pharmaceuticals business from the remainder of its business. Covidien also announced that it anticipated that the transaction will be in the form of a distribution that will be tax-free to U.S. shareholders of new publicly traded stock in the new pharmaceuticals company.

Mallinckrodt plc was incorporated in Ireland on January 9, 2013 for the purpose of holding Covidien’s Pharmaceuticals business following the separation.

On March 13, 2012, Covidien’s shareholders approved an amendment to Covidien’s articles of association to give the Covidien board of directors authority to declare dividends in specie, or non-cash dividends. The distribution constitutes a dividend in specie for the purposes of Irish law.

On [—], the Covidien board of directors approved the transfer of its Pharmaceuticals business to Mallinckrodt in return for which Mallinckrodt will issue ordinary shares on the basis of one of our ordinary shares for every [—] Covidien ordinary shares held on the record date, subject to the satisfaction of the conditions to the distribution.

Currently, all of our issued shares are held beneficially by an Irish corporate services provider (which is not a subsidiary of Covidien). Immediately prior to the distribution, Covidien will transfer its Pharmaceuticals business to us in return for which we will issue shares to Covidien ordinary shareholders, pro rata to their respective holdings. Prior to the transfer by Covidien to Mallinckrodt plc of our business, we will have no operations other than those incidental to our formation and in preparation for the separation.

On [—], 2013, the expected distribution date, each person who held Covidien ordinary shares at the close of business on the record date will receive one ordinary share of Mallinckrodt for every [—] Covidien ordinary shares held at the close of business on the record date, as described below. You will receive cash in lieu of any fractional ordinary shares of Mallinckrodt which you would have received after the application of the above ratio. Immediately following the distribution, the persons entitled to receive Mallinckrodt ordinary shares in the distribution will own all of our outstanding ordinary shares. You will not be required to make any payment, surrender or exchange your Covidien ordinary shares or take any other action to receive your ordinary shares of Mallinckrodt in the distribution. In connection with these transactions, we will acquire the shares held beneficially by the Irish corporate services provider referred to above for no consideration and cancel these shares.

The distribution of our ordinary shares as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “—Conditions to the Distribution.”

Reasons for the Separation

The Covidien board of directors determined that the separation of the Pharmaceuticals business from the medical devices and medical supplies businesses would be in the best interests of Covidien and its shareholders and approved the plan of separation. A wide variety of factors were considered by the Covidien board of directors in evaluating the separation. Among other things, the Covidien board of directors considered the following potential benefits of the separation:

•

Enhanced business focus. The separation will allow each of the Pharmaceuticals business and Covidien’s other businesses to focus on its own strategic and operational plans and capital structure without diverting human and financial resources to the other business or being constrained by a board and management that are also responsible for overseeing and furthering the objectives of the other business. The separation will also enhance the success of each business by reducing internal complexity and enabling each of Covidien and Mallinckrodt to avoid management, systemic and other problems that arise by operation of different businesses within the same corporate structure.

•

Business-appropriate capital structure. The separation will enable each of Covidien and Mallinckrodt to pursue the capital structure that is most appropriate for its business and business strategy. Each business has different capital requirements that cannot be optimally addressed with a single capital structure. The separation will permit each of Covidien and Mallinckrodt to pursue a different capital structure that results in a more efficient pricing of its equity in the financial markets.

•

Distinct investment identity. The separation will allow Covidien and Mallinckrodt to set new investor expectations for their respective businesses and separate financial prospects based on their unique investment identities, including the merits, performance and future prospects of their respective businesses. The separation will also provide investors with two distinct and targeted investment opportunities and provide a more efficient currency for acquisitions.

•

Effectiveness of equity-based compensation. The separation will increase the effectiveness of the equity-based compensation programs of both Covidien and Mallinckrodt by tying the value of the equity compensation awarded to employees, officers or directors more directly to the performance of the business for which these individuals provide services.

Although we believe the above anticipated benefits will be realized, neither Mallinckrodt nor Covidien can assure you that, following the separation, any of the benefits described above or otherwise will be realized to the extent anticipated or at all.

The Covidien board of directors also considered a number of potentially negative factors in evaluating the separation, including the following:

•

Loss of synergies and increased costs. As a current part of Covidien, we take advantage of certain functions performed by Covidien, such as accounting, tax, legal, human resources and other general and administrative functions. After the separation, Covidien will not perform certain of these functions for us, and, because of our smaller scale as a standalone company, our cost of performing such functions will be higher than the amounts reflected in our historical financial statements, which will cause our profitability to decrease.

•	Disruptions to the business as a result of the separation. The actions required to separate Covidien’s and Mallinckrodt’s respective businesses could disrupt our operations.

•

Increased significance of certain costs and liabilities. Certain costs and liabilities that were otherwise less significant to Covidien as a whole will be more significant for us as a standalone company due to our being smaller than Covidien.

•

One-time costs of the separation. We will incur costs in connection with the transition to being a standalone public company that may include accounting, tax, legal, and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel new to Mallinckrodt, costs related to establishing a new brand identity in the marketplace, tax costs and costs to separate information systems.

•

Inability to realize anticipated benefits of the separation. We may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: (a) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business; and (b) following the separation, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of Covidien, because our business will be less diversified than Covidien’s business.

•

Limitations placed upon us as a result of the tax matters agreement. In addition, under the terms of the tax matters agreement that we will enter into with Covidien, we will be restricted from taking certain actions that could cause the distribution or certain related transactions to fail to qualify as a tax-free or tax-favored transaction under applicable law for a period of time. During this period, these restrictions may limit our ability to pursue certain strategic transactions and equity issuances or engage in new business or other transactions that might increase the value of our business, over some period of time.

•

Loss of joint purchasing power. As a current part of Covidien, we take advantage of Covidien’s size and purchasing power in procuring certain goods and services. After the separation, as a standalone company, we may be unable to obtain these goods, services, and technologies at prices or on terms as favorable as those Covidien obtained prior to completion of the separation.

In determining to pursue the separation, the Covidien board of directors concluded that the potential benefits of the separation outweighed these factors.

When and How You Will Receive Mallinckrodt Ordinary Shares in the Distribution

With the assistance of Computershare, we expect to issue our ordinary shares on [—], 2013, the distribution date, to all holders of outstanding ordinary shares of Covidien on [—], the record date. Computershare, which currently serves as the transfer agent and registrar for Covidien’s ordinary shares, will serve as the distribution agent in connection with the distribution and the transfer agent and registrar for our ordinary shares.

If you own ordinary shares of Covidien as of the close of business on the record date, Covidien, with the assistance of Computershare, will electronically distribute ordinary shares to you in book-entry form by way of registration in the “direct registration system” (if you hold the shares in your own name as a registered shareholder) or to your bank or brokerage firm on your behalf or through the systems of DTC (if you hold the shares through a bank or brokerage firm that uses DTC).

Direct registration form refers to a method of recording share ownership when no physical share certificates are issued to shareholders, as is the case in this distribution. If you are a registered shareholder, Computershare will then mail you a direct registration account statement that reflects your ordinary shares of Mallinckrodt.

Most Covidien shareholders hold their ordinary shares through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Covidien ordinary shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the ordinary shares of Mallinckrodt that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” we encourage you to contact your bank or brokerage firm.

If you sell ordinary shares of Covidien in the “regular-way” market up to and including the distribution date, you will be selling your right to receive ordinary shares of Mallinckrodt in the distribution.

Transferability of Shares You Receive

Our ordinary shares distributed to holders in connection with the distribution will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with us, which may include certain of our executive officers, directors or principal shareholders. Securities held by our affiliates will be subject to resale restrictions under the Securities Act. Our affiliates will be permitted to sell Mallinckrodt ordinary shares only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

The Number of Ordinary Shares of Mallinckrodt You Will Receive

For every [—] Covidien ordinary shares that you own at the close of business on [—], 2013, the record date, you will receive one ordinary share of Mallinckrodt on the distribution date. Covidien will not distribute any fractional shares to its shareholders. Instead, the transfer agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The transfer agent, in its sole discretion, without any influence by Covidien or us, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the transfer agent will not be an affiliate of either Covidien or us. Neither we nor Covidien will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

The aggregate net cash proceeds of these sales will be taxable for U.S. federal income tax purposes. For an explanation of the material U.S. federal income tax consequences of the distribution, see “Material Tax Consequences—Material U.S. Federal Income Tax Consequences.” We estimate that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you are the registered holder of ordinary shares of Covidien, you will receive a check from the distribution agent in an amount equal to your pro-rata share of the aggregate net cash proceeds of the sales. If you hold your Covidien ordinary shares through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro-rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

Results of the Distribution

After our separation from Covidien, Mallinckrodt will be a separate, publicly traded company. The actual number of shares to be distributed will be determined after [—], 2013, the record date for the distribution. The distribution will not affect the number of outstanding ordinary shares of Covidien. No fractional ordinary shares of Mallinckrodt will be distributed.

In connection with the separation, we and Covidien will enter into a separation and distribution agreement and various other agreements, including a transition services agreement, a tax matters agreement and an employee matters agreement. These agreements will effect the separation, provide a framework for our relationship with Covidien after the separation and provide for the allocation between us and Covidien of Covidien’s assets, employees, liabilities and obligations (including its property, employee benefits, environmental liabilities and tax liabilities) attributable to periods prior to, at and after our separation from Covidien. For a more detailed description of these agreements, see “Our Relationship with Covidien Following the Distribution.”

Market for Mallinckrodt Ordinary Shares

There is currently no public trading market for our ordinary shares. We intend to apply for authorization to list our ordinary shares on the New York Stock Exchange under the symbol “MNK.” We have not and will not set the initial price of our ordinary shares. The initial price will be established by the public markets.

We cannot predict the price at which our ordinary shares will trade after the distribution. In fact, the combined trading prices, after the separation, of our ordinary shares that each Covidien shareholder will receive in the distribution and the ordinary shares of Covidien held at the record date may not equal the “regular-way” trading price of a Covidien share immediately prior to completion of the separation. The price at which our ordinary shares trade may fluctuate significantly, particularly until an orderly public market develops. Trading prices for our ordinary shares will be determined in the public markets and may be influenced by many factors. See “Risk Factors—Risks Related to Our Ordinary Shares—A number of Mallinckrodt’s ordinary shares are or will be eligible for future sale, which may cause Mallinckrodt’s share price to decline.”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date and continuing up to and including the distribution date, Covidien expects that there will be two markets in Covidien ordinary shares: a “regular-way” market and an “ex-distribution” market. Covidien ordinary shares that trade on the “regular-way” market will trade with an entitlement to our ordinary shares distributed pursuant to the distribution. Covidien ordinary shares that trade on the “ex-distribution” market will trade without an entitlement to our ordinary shares distributed pursuant to the distribution. Therefore, if you sell ordinary shares of Covidien in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive our ordinary shares in the distribution. If you own Covidien ordinary shares at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including through the distribution date, you will receive ordinary shares of Mallinckrodt that you are entitled to receive pursuant to your ownership as of the record date of Covidien ordinary shares.

Furthermore, beginning on or shortly before the record date and continuing up to and including the distribution date, we expect that there will be a “when-issued” market in our ordinary shares. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for our ordinary shares that will be distributed to holders of Covidien ordinary shares on the distribution date. If you owned Covidien ordinary shares at the close of business on the record date, you would be entitled to our ordinary shares distributed pursuant to the distribution. You may trade this entitlement to our ordinary shares, without the Covidien ordinary shares you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to our ordinary shares will end, and “regular-way” trading will begin.

Conditions to the Distribution

We expect that the distribution will be effective on [—], 2013, which is the distribution date, provided that the following conditions have been satisfied (or waived by Covidien in its sole discretion):

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the continued validity of the IRS ruling, which remains in full force and effect and has not been modified or amended in any respect adversely affecting the intended tax-free treatment of the distribution and certain related transactions;

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the receipt of the tax opinion dated as of the distribution date from Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance acceptable to Covidien, which tax opinion will rely on the effectiveness of the IRS ruling, substantially to the effect that, for U.S. federal income tax purposes, the distribution and certain related transactions will qualify as transactions under Sections 355 and/or 368(a) of the Code;

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the receipt of opinions, in form and substance acceptable to Covidien in its sole discretion and from an independent firm acceptable to Covidien in its sole discretion, with respect to the solvency of each of Covidien and Mallinckrodt and the satisfaction of legal capital requirements in connection with the separation;

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the internal restructuring transactions and the transfer of assets and liabilities to Mallinckrodt contemplated by the separation and distribution agreement to be completed prior to the distribution shall have been completed;

•	the debt financing contemplated to be obtained in connection with the separation, as described in the separation and distribution agreement, shall have been obtained;

•	the transaction agreements relating to the separation shall have been duly executed and delivered by the parties;

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no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation or any of the related transactions being in effect;

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any actions and filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities laws shall have been taken and, where applicable, have become effective or been accepted by the applicable governmental authority;

•	any governmental approvals necessary to consummate the separation and related transactions will have been obtained and be in full force and effect;

•	the separation shall not violate or result in a breach of applicable law or any material contract of Covidien or Mallinckrodt or any of their respective subsidiaries;

•	the approval for listing on the NYSE of our ordinary shares to be delivered in the distribution shall have been obtained;

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the SEC declaring effective the registration statement of which this information statement forms a part, with no order suspending the effectiveness of the registration statement in effect and no proceedings for such purposes pending before or threatened by the SEC;

•	the mailing of this information statement to the holders of Covidien ordinary shares as of the record date for the distribution; and

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no other event or development existing or having occurred that, in the judgment of Covidien’s board of directors, in its sole discretion, makes it inadvisable to effect the separation and other related transactions.

Covidien will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date, the distribution date and the distribution ratio. Covidien does not intend to notify its shareholders of any modifications to the terms of the separation that, in the judgment of its board of directors, are not material. For example, the Covidien board of directors might consider material such matters as significant changes to the distribution ratio, the assets to be contributed or the liabilities to be assumed in the separation. To the extent that the Covidien board of directors determines that any modifications by Covidien materially change the material terms of the distribution, Covidien will notify Covidien shareholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K or circulating a supplement to this information statement.

OUR RELATIONSHIP WITH COVIDIEN FOLLOWING THE DISTRIBUTION

Following the separation, we and Covidien will operate as separate, independent public companies. In connection with the separation, we and Covidien will enter into certain agreements to provide a framework for our relationship with Covidien after the separation and provide for the allocation between us and Covidien of Covidien’s assets, employees, liabilities and obligations (including its property, employee benefits, environmental liabilities and tax liabilities) attributable to periods prior to, at and after our separation from Covidien. The following is a summary of the terms of the material agreements that we intend to enter into with Covidien in connection with the separation.

The material agreements described below will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part (the “Form 10”). The summaries of each of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement.

Separation and Distribution Agreement

The separation and distribution agreement will set forth the agreements between us and Covidien regarding the principal corporate transactions required to effect our separation from Covidien and other agreements governing our relationship with Covidien.

The separation and distribution agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to each of us and Covidien as part of the separation, and it will provide for when and how these transfers, assumptions and assignments will occur. In particular, the separation and distribution agreement will provide, among other things, that, subject to the terms and conditions contained therein:

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certain assets related to the businesses and operations of Covidien’s Pharmaceuticals business (and certain legacy businesses and operations of Mallinckrodt entities), which we refer to as the Mallinckrodt Assets, will be transferred to us or one of our subsidiaries;

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certain liabilities (including whether accrued, contingent or otherwise) arising out of or resulting from the Mallinckrodt Assets, and other liabilities related to the businesses and operations of Covidien’s Pharmaceuticals business (and certain legacy businesses and operations of Mallinckrodt entities), which we refer to as the Mallinckrodt Liabilities, will be retained by or transferred to us or one of our subsidiaries;

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all of the assets and liabilities (including whether accrued, contingent or otherwise) other than the Mallinckrodt Assets and Mallinckrodt Liabilities (such assets and liabilities, other than the Mallinckrodt Assets and the Mallinckrodt Liabilities, are referred to as the Excluded Assets and Excluded Liabilities, respectively) will be retained by or transferred to Covidien or one of its subsidiaries; and

•	certain shared contracts will be assigned, in part to us or our applicable subsidiaries or be appropriately amended.

Except as may expressly be set forth in the separation and distribution agreement or any other transaction agreements, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that (1) any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, and (2) any necessary consents or governmental approvals are not obtained or any requirements of laws or judgments are not complied with. In general, each party to the separation and distribution agreement will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters. In addition, the separation and distribution agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Covidien’s remaining business with Covidien, among other indemnities. Specifically, each of Covidien and Mallinckrodt will indemnify, defend and hold harmless the other party, its subsidiaries and their respective directors, officers, employees and agents against any losses arising out of or resulting from:

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the liabilities that each such party assumed or retained pursuant to the separation and distribution agreement (which, in the case of Mallinckrodt, would include the Mallinckrodt Liabilities (as defined below) and, in the case of Covidien, would include the Excluded Liabilities (as defined below)); and

•	any breach by such party of the separation and distribution agreement or the other transaction agreements.

Also, we will indemnify, defend and hold harmless Covidien, its subsidiaries and their respective directors, officers, employees from and against any losses arising out of or resulting from:

•	the operation of our business;

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any guarantee, indemnification obligation, letter of credit reimbursement obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of Mallinckrodt or its subsidiaries by Covidien or any of its subsidiaries that survives following the distribution; and

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any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in the Form 10 (as defined below), this information statement (as amended or supplemented) or any other disclosure document that describes the separation or the distribution or Mallinckrodt and its subsidiaries or primarily relates to the transactions contemplated by the separation and distribution agreement.

In addition, Covidien will indemnify, defend and hold harmless Mallinckrodt, its subsidiaries and their respective directors, officers, employees from and against any losses arising out of or resulting from the investigation and remediation of sites in Orrington, Maine and Penobscot River and Bay (as described in note 11 to our interim unaudited condensed combined financial statements and note 20 to our annual combined financial statements included elsewhere in this information statement). The separation and distribution agreement also will specify procedures with respect to claims subject to indemnification and related matters.

To the extent that any transfers contemplated by the separation and distribution agreement have not been consummated on or prior to the distribution date, the parties will agree to cooperate to effect such transfers as promptly as practicable following the distribution date. In addition, each of the parties will agree to cooperate with the other party and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the separation and distribution agreement and the other transaction agreements.

The separation and distribution agreement also will govern the rights and obligations of Covidien and us regarding the distribution. The separation and distribution agreement will provide that Covidien’s obligation to complete the distribution is subject to several conditions that must be satisfied (or waived by Covidien in its sole discretion), which are described in “The Separation—Conditions to the Distribution.” We will cooperate with Covidien to accomplish the distribution and will, at Covidien’s direction, promptly take any and all actions necessary or desirable to effect the distribution.

Under the separation and distribution agreement, following the separation, we and Covidien will be obligated to provide each other access to information in certain circumstances. The separation and distribution agreement also will impose obligations with respect to retention of information and confidentiality.

The separation and distribution agreement will provide for the allocation among the parties of rights and obligations under existing insurance policies with respect to occurrences prior to completion of the separation and will set forth procedures for the administration of insured claims. In addition, the separation and distribution agreement will allocate between the parties the right to proceeds and the obligation to incur certain deductibles under certain insurance policies.

The separation and distribution agreement may be terminated and the distribution may be amended, modified or abandoned at any time prior to the distribution by Covidien.

Transition Services Agreement

We and Covidien will enter into a transition services agreement in connection with the separation pursuant to which we and Covidien and our respective affiliates will provide each other, on an interim, transitional basis, various services, including, but not limited to, treasury administration, employee benefits administration, information technology services, non-exclusive distribution and importation services for our products in certain countries outside the United States, regulatory, general administrative services and other support services. The agreed-upon charges for such services are generally intended to allow the servicing party to recover all out-of-pocket costs and expenses and a predetermined profit equal to a mark-up of such out-of-pocket expenses. The party receiving each transition service will be provided with reasonable information that supports the charges for such transition service by the party providing the service.

The services generally will commence on the distribution date and terminate up to 24 months following the distribution date. The receiving party may terminate certain specified services by giving prior written notice to the provider of such services and paying any applicable termination charge.

Subject to certain exceptions, the liabilities of each party providing services under the transition services agreement will generally be limited to the aggregate charges (excluding any third-party costs and expenses included in such charges) actually paid to such party by the other party pursuant to the transition services agreement. The transition services agreement also will provide that the provider of a service will not be liable to the recipient of such service for any special, indirect, incidental or consequential damages.

Tax Matters Agreement

In connection with the separation, we will enter into a tax matters agreement with Covidien that generally will govern Covidien’s and our respective rights, responsibilities and obligations after the distribution with respect to certain taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the distribution of our shares to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Code or other applicable tax law or any failure of certain internal transactions undertaken in anticipation of the distribution to qualify for tax-free or tax-favored treatment under the applicable tax law. The agreement will also assign rights and responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In addition, the agreement provides for cooperation and information sharing with respect to tax matters.

Under the tax matters agreement, we expect, with certain exceptions, that we will generally be responsible for the payment of:

•	All taxes attributable to us or our subsidiaries for taxable periods beginning on or after September 29, 2012; and

•	To the extent that our liability for such taxes (after taking into account certain tax benefits realized by us) does not, in the aggregate, exceed $200 million, taxes attributable to the following:

•	Taxes attributable to us or our subsidiaries for taxable periods beginning before September 29, 2012; and

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20% of certain taxes arising from a failure of the distribution or any internal transaction undertaken in anticipation of the distribution, to qualify for tax-free or tax-favored treatment under applicable tax law through no fault of us or Covidien.

The tax matters agreement also will contain restrictions on our ability to take actions without Covidien’s consent that could cause the distribution or certain internal transactions undertaken in anticipation of the distribution to fail to qualify as tax-free or tax-favored transactions under applicable tax law, including entering into, approving or allowing any transaction that results in a change in ownership of more than 35% of our shares; any merger, consolidation, scheme of arrangement, liquidation or partial liquidation, or any approval or allowance of such transaction with respect to certain of our subsidiaries; the cessation or transfer of certain business activities; the sale, issuance or other disposition of any equity interest in certain of our subsidiaries; a sale or other disposition of a substantial portion of our assets or a substantial portion of the assets of certain of our subsidiaries; extraordinary distributions by or to certain of our subsidiaries; or engaging in certain internal transactions. These restrictions will apply for the two-year period after the distribution.

Moreover, the tax matters agreement generally will provide that a party thereto is responsible for any taxes imposed on any other party thereto as a result of the failure of the distribution or the internal transactions to qualify as tax-free or tax-favored transactions under the Code or other applicable tax law if such failure is attributable to certain post-distribution actions taken by or in respect of the responsible party or its shareholders, regardless of whether the actions occur more than two years after the distribution, or Covidien consents to such actions. Any such taxes for which we are liable as a result of our actions or the actions of our shareholders will not be subject to the $200 million limitation described above.

Employee Matters Agreement

Mallinckrodt and Covidien will enter into an employee matters agreement in connection with the separation to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters. The employee matters agreement will allocate certain employee benefit obligations relating to current and former employees of Covidien’s Pharmaceuticals business to Mallinckrodt and will generally provide that we will be responsible for all obligations and liabilities that are associated with employees who continue in employment with us immediately after the distribution and former employees whose prior employment was associated with Covidien’s Pharmaceuticals business. We currently contemplate that substantially all of the employee benefit plans in which current and former employees of Covidien’s Pharmaceuticals business will participate, will be established prior to the distribution date and, on and after the distribution date, Mallinckrodt will be responsible for all related benefit obligations.

MATERIAL TAX CONSEQUENCES

Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences to Covidien and to the holders of Covidien ordinary shares in connection with the distribution. This summary is based on the Code, the Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available as of the date of this information statement and all of which are subject to differing interpretations that may change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

Except as specifically described below, this summary is limited to holders of Covidien ordinary shares that are U.S. Holders (as defined below). For purposes of this summary, a U.S. Holder is a beneficial owner of Covidien ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S. or any state or political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust, if (i) a court within the U.S. is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (ii) it has a valid election in place under applicable Treasury Regulations to be treated as a U.S. person.

This summary does not discuss all tax considerations that may be relevant to Covidien shareholders in light of their particular circumstances, nor does it address the consequences to Covidien shareholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	cooperatives;

•	banks, trusts, financial institutions or insurance companies;

•	persons who acquired Covidien ordinary shares pursuant to the exercise of employee share options or otherwise as compensation;

•	persons who own, or are deemed to own, at least 10 percent or more, by voting power or value, of the Covidien ordinary shares;

•	holders owning Covidien ordinary shares as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the U.S.;

•	holders who are subject to alternative minimum tax; or

•	persons that own Covidien ordinary shares through partnerships (including entities treated as partnerships for U.S. federal income tax purposes) or other pass-through entities.

This summary does not address the U.S. federal income tax consequences to Covidien shareholders who do not hold Covidien ordinary shares as capital assets. Moreover, this summary does not address any state, local or non-U.S. tax consequences or any estate, gift or other non-income tax consequences.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Covidien ordinary shares, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the tax consequences of the separation.

HOLDERS OF COVIDIEN ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE DISTRIBUTION IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES AND THE EFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED HEREIN.

Covidien has received an IRS ruling substantially to the effect that, for U.S. federal income tax purposes, (i) certain transactions to be effected in connection with the distribution qualify as transactions under Sections 355 and/or 368(a) of the Code, and (ii) the distribution qualifies as a transaction under Sections 355 and 368(a)(1)(D) of the Code.

In addition to obtaining the IRS ruling, Covidien expects to receive the tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance acceptable to Covidien, which tax opinion will rely on the effectiveness of the IRS ruling, substantially to the effect that, for U.S. federal income tax purposes, the distribution and certain related transactions will qualify as transactions under Sections 355 and/or 368(a) of the Code. The continued validity of the IRS ruling and the receipt by Covidien of the tax opinion are conditions to the distribution.

Assuming that the distribution qualifies under Sections 355 and 368(a)(1)(D) of the Code, for U.S. federal income tax purposes:

•	no gain or loss will be recognized by Covidien on the distribution;

•	no gain or loss will be recognized by, or be includible in the income of, a holder of Covidien ordinary shares upon receipt of our ordinary shares in the distribution;

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each Covidien shareholder’s basis in the Covidien ordinary shares and the Mallinckrodt ordinary shares following the distribution will equal the aggregate basis of the Covidien ordinary shares that such holder held immediately before the distribution, allocated between the Covidien ordinary shares and the Mallinckrodt ordinary shares in proportion to their relative fair market values at the time of the distribution;

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each Covidien shareholder’s holding period in the Mallinckrodt ordinary shares received in the distribution will include the holding period of the Covidien ordinary shares with respect to which the distribution is made, provided that such holder holds such Covidien ordinary shares as a capital asset on the date of the distribution; and

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a Covidien shareholder who receives cash in lieu of fractional Mallinckrodt ordinary shares will recognize gain or loss measured by the difference between the basis of the fraction of a share that the shareholder would have received and the amount of cash received in lieu thereof. Any gain or loss will be treated as a capital gain or loss, provided any fractional shares would have been held as capital assets on the date of the distribution.

Although the IRS ruling is generally binding on the IRS, the IRS ruling is based on certain facts and assumptions, and certain representations and undertakings from Covidien and Mallinckrodt that certain necessary conditions to obtain tax-free treatment under the Code have been satisfied. Furthermore, the IRS did not rule on whether the distribution satisfies certain critical requirements necessary to obtain tax-free treatment under the Code. Specifically, the IRS did not rule that the distribution is effected for valid business purposes, that the distribution does not constitute a device for the distribution of earnings and profits, or that the distribution is not part of a plan described in Section 355(e) of the Code (as discussed below). Instead, Covidien represented to the IRS that there are valid business purposes for the distribution, the distribution is not being used as a device for the distribution of earnings and profits, and the distribution is not part of a plan described in Section 355(e) of the Code. In connection with obtaining the IRS ruling, Covidien expects to receive a tax opinion. The tax opinion will be expressed as of the date issued and will not cover subsequent periods, and the tax opinion will rely on the effectiveness of the IRS ruling. As a result, the tax opinion is not expected to be issued until after the date of this information statement. An opinion of counsel represents the counsel’s best legal judgment based on current law and is not binding on the IRS or any court. We cannot assure you that the IRS will agree with the conclusions expected to be set forth in the tax opinion, and it is possible that the IRS or another tax authority could adopt a position contrary to one or all of those conclusions and that a court could sustain that contrary position. If any of the facts, representations, assumptions or undertakings described or made in connection with the IRS ruling or the tax opinion are not correct, are incomplete or have been violated, the IRS ruling could be revoked retroactively or modified by the IRS, and Covidien’s ability to rely on the tax opinion could be jeopardized. Covidien and Mallinckrodt are not aware of any facts or circumstances, however, that would cause these facts, representations or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect.

If, notwithstanding the conclusions included in the IRS ruling and the conclusions we expect to be included in the tax opinion, it is ultimately determined that the distribution does not qualify as a tax-free transaction for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, Covidien or we could incur significant U.S. federal income tax liabilities attributable to certain related transactions undertaken in anticipation of the distribution. In addition, if the distribution was not to qualify as a tax-free transaction for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, each Covidien shareholder that receives our ordinary shares in the distribution could be treated as receiving a taxable distribution in an amount equal to the fair market value of our ordinary shares that were distributed to the shareholder, which generally would be taxed as a dividend to the extent of the shareholder’s pro-rata share of Covidien’s current and accumulated earnings and profits, then treated as a non-taxable return of capital to the extent of the shareholder’s basis in its Covidien ordinary shares and finally treated as capital gain from the sale or exchange of its Covidien ordinary shares.

Even if the distribution and the related transactions otherwise qualify for tax-free treatment under Sections 355 and/or 368(a) of the Code, corporate-level taxable gain under Section 355(e) of the Code may result if fifty percent or more, by vote or value, of our ordinary shares or Covidien ordinary shares is treated as acquired or issued as part of a plan or series of related transactions that include the distribution or such related transactions. The process for determining whether an acquisition or issuance triggering these provisions has occurred is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. For this purpose, any acquisitions or issuances of Covidien ordinary shares within two years before the distribution, and any acquisitions or issuances of our ordinary shares or Covidien ordinary shares within two years after the distribution generally are presumed to be part of such a plan, although we or Covidien, as applicable, may be able to rebut that presumption. We are not aware of any acquisitions or issuances of Covidien ordinary shares within the two years before the distribution that would be considered to occur as part of a plan or series of related transactions that includes the distribution. If an acquisition or issuance of our ordinary shares or Covidien ordinary shares triggers the application Section 355(e) of the Code, Covidien or we could incur significant U.S. federal income tax liabilities attributable to certain related transactions undertaken in anticipation of the distribution.

The Treasury Regulations require certain shareholders that receive stock in the distribution to attach a detailed statement setting forth certain information relating to the separation to their U.S. federal income tax returns for the year in which the distribution occurs. Within a reasonable period after the distribution, Covidien will provide shareholders who receive our ordinary shares in the distribution with the information necessary to comply with such requirement. In addition, all shareholders are required to retain permanent records relating to the amount, basis and fair market value of our ordinary shares received in the distribution and to make those records available to the IRS upon request.

Material Irish Tax Consequences

The following is a summary of the material Irish tax consequences for certain beneficial owners of Covidien ordinary shares who receive Mallinckrodt ordinary shares pursuant to the separation and who are the beneficial owners of such Mallinckrodt ordinary shares. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each of the shareholders. The summary is based upon Irish tax laws and the practice of the Irish Revenue Commissioners in effect on the date of this information statement (assuming that the provisions of the Finance Bill 2013 are properly enacted into law) and correspondence with the Irish Revenue Commissioners. Changes in law and/or administrative practice may result in alteration of the tax considerations described below.

The summary does not constitute tax advice and is intended only as a general guide. The summary is not exhaustive and shareholders should consult their own tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the separation and of the acquisition, ownership and disposal of our ordinary shares. The summary applies only to shareholders who will own our ordinary shares as capital assets and does not apply to other categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and shareholders who have, or who are deemed to have, acquired our ordinary shares by virtue of an Irish office or employment (performed or carried on in Ireland).

Irish Tax on Chargeable Gains

Non-resident Shareholders. The rate of tax on chargeable gains (where applicable) in Ireland is 33%. Our shareholders that are not resident or ordinarily resident in Ireland for Irish tax purposes and do not hold their shares in connection with a trade or business carried on by such shareholders through an Irish branch or agency will not be liable for Irish tax on chargeable gains realized on a subsequent disposal of our ordinary shares.

Covidien shareholders that are not resident or ordinarily resident in Ireland for Irish tax purposes and do not hold their shares in connection with a trade or business carried on by such shareholders through an Irish branch or agency will not be subject to Irish tax on chargeable gains on the receipt of new Mallinckrodt ordinary shares pursuant to the separation.

Irish Resident Shareholders. Our shareholders that are resident or ordinarily resident in Ireland for Irish tax purposes, or that hold their shares in connection with a trade or business carried on by such persons through an Irish branch or agency will, subject to the availability of any exemptions and reliefs, be subject to Irish tax on chargeable gains arising on a subsequent disposal of our ordinary shares.

Covidien shareholders that are resident or ordinarily resident in Ireland for Irish tax purposes, or shareholders that hold their shares in connection with a trade or business carried on by such persons through an Irish branch or agency, will not be subject to Irish tax on chargeable gains on the receipt of new Mallinckrodt ordinary shares pursuant to the separation but will rather be treated for Irish tax purposes as having acquired their shares in Mallinckrodt at the same time and for the same cost as they acquired their original shares in Covidien. Such shareholders may, however, be subject to Irish tax on chargeable gains on the receipt of any cash in lieu of fractional shares pursuant to the separation as they will be deemed to have made a part disposal of their shares in Covidien.

Stamp Duty

The rate of stamp duty (where applicable) on transfers of shares of Irish incorporated companies is 1% of the price paid or the market value of the shares acquired, whichever is greater. Where Irish stamp duty arises, it is generally a liability of the transferee.

The distribution will be exempt from the charge to Irish stamp duty.

Irish stamp duty may, depending on the manner in which the shares in Mallinckrodt are held, be payable in respect of transfers of Mallinckrodt ordinary shares after the separation.

Shares Held Through DTC. A transfer of our ordinary shares effected by means of the transfer of book entry interests in DTC will not be subject to Irish stamp duty. On the basis that most of our ordinary shares are expected to be held through DTC, it is anticipated that most transfers of ordinary shares will be exempt from Irish stamp duty.

Shares Held Outside of DTC or Transferred Into or Out of DTC. A transfer of our ordinary shares where any party to the transfer holds such shares outside of DTC may be subject to Irish stamp duty. Shareholders wishing to transfer their shares into (or out of) DTC may do so without giving rise to Irish stamp duty provided:

•	there is no change in the beneficial ownership of such shares; and

•	at the time of the transfer into DTC there is no agreement in place for the sale of the shares by the beneficial owner to a third party.

Due to the potential Irish stamp charge on transfers of our ordinary shares, it is strongly recommended that any person who wishes to acquire our ordinary shares after the separation acquires such shares through DTC (or through a broker who in turn holds such shares through DTC).

Mallinckrodt currently intends to pay (or cause one of our affiliates to pay) stamp duty, if any, in connection with share transfers made in the ordinary course of trading by a seller who holds shares directly to a buyer who will hold the acquired shares beneficially. In other cases Mallinckrodt may, in its absolute discretion, pay (or cause one of its affiliates to pay) any stamp duty. Mallinckrodt’s articles of association as they will be in effect after the distribution provide that, in the event of any such payment, Mallinckrodt (i) may seek reimbursement from the buyer, (ii) will have a lien against the Mallinckrodt ordinary shares acquired by such buyer and any dividends paid on such shares and (iii) may set-off the amount of the stamp duty against future dividends on such shares. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in Mallinckrodt ordinary shares has been paid unless one or both of such parties is otherwise notified by Mallinckrodt.

Withholding Tax on Dividends

Distributions made by us will, in the absence of one of many exemptions, be subject to Irish dividend withholding tax (“DWT”) at a rate of 20%.

For DWT purposes, a distribution includes any distribution that may be made by us to our shareholders, including cash dividends, non-cash dividends and additional stock taken in lieu of a cash dividend. Where an exemption does not apply in respect of a distribution made to a particular shareholder, we are responsible for withholding DWT prior to making such distribution.

General Exemptions. Irish domestic law provides that a non-Irish resident shareholder is not subject to DWT on dividends received from us if such shareholder is beneficially entitled to the dividend and is either:

•

an individual resident for tax purposes in a “relevant territory” (including the U.S.) and is neither resident nor ordinarily resident in Ireland (for a list of “relevant territories” for DWT purposes, please see Annex A to this information statement);

•	a company resident for tax purposes in a “relevant territory,” provided such company is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

•

a company, wherever resident, that is controlled, directly or indirectly, by persons resident in a “relevant territory” and who is or are (as the case may be) not controlled by, directly or indirectly, persons who are not resident in a “relevant territory”;

•

a company, wherever resident, whose principal class of shares (or those of its 75% direct or indirect parent) is substantially and regularly traded on a recognized stock exchange either in a “relevant territory” or on such other stock exchange approved by the Irish Minister for Finance; or

•

a company, wherever resident, that is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a recognized stock exchange in a “relevant territory” or on such other stock exchange approved by the Irish Minister for Finance;

and provided, in all cases noted above, the shareholder has furnished the relevant Irish Revenue Commissioners’ DWT forms (the “DWT Forms”) to:

•	its broker (and the relevant information is further transmitted to us or any qualifying intermediary appointed by us) before the record date for the dividend if its shares are held through DTC, or

•	our transfer agent at least seven business days before such record date if its shares are held outside of DTC.

Links to the various DWT Forms are available at: http://www.revenue.ie/en/tax/dwt/forms/index.html.

For shareholders that cannot avail themselves of one of Ireland’s domestic law exemptions from DWT, it may be possible for such shareholders to rely on the provisions of a double tax treaty to which Ireland is party to reduce the rate of DWT.

Shares Held by U.S. Resident Shareholders. Dividends paid in respect of our ordinary shares that are owned by U.S. residents and held through DTC will not be subject to DWT provided the addresses of the beneficial owners of such shares in the records of the broker holding such shares are in the U.S. It is strongly recommended that such shareholders ensure that their information is properly recorded by their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by us).

Dividends paid in respect of our ordinary shares that are owned by residents of the U.S. and held outside of DTC will not be subject to DWT if such shareholders provide a completed W-9 form to Computershare, our transfer agent, to confirm their U.S. residence at least seven business days before the record date for the first dividend payment to which they are entitled. It is strongly recommended that such shareholders complete a W-9 form and provide it to our transfer agent as soon as possible after acquiring their shares.

If any shareholder that is resident in the U.S. receives a dividend from which DWT has been withheld, the shareholder may be entitled to apply for a refund of such DWT from the Irish Revenue Commissioners.

Shares Held by Residents of “Relevant Territories” Other than the U.S. Shareholders that are residents of “relevant territories,” other than the U.S. and regardless of when such shareholders acquired their shares, must satisfy the conditions of one of the exemptions referred to above under the heading “—General Exemptions,” including the requirement to furnish completed DWT Forms, in order to receive dividends without them being subject to DWT. If such shareholders hold their shares through DTC, they must provide the appropriate DWT Forms to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by us) before the record date for the first dividend to which they are entitled. If such shareholders hold their shares outside of DTC, they must provide the appropriate DWT Forms to our transfer agent at least seven business days before such record date. It is strongly recommended that such shareholders complete the appropriate DWT Forms and provide them to their brokers or our transfer agent, Computershare, as the case may be, as soon as possible.

If any shareholder who is resident in a “relevant territory” receives a dividend from which DWT has been withheld, the shareholder may be entitled to a refund of DWT from the Irish Revenue Commissioners.

Shares Held by Residents of Ireland. Most Irish tax resident or ordinarily resident shareholders will be subject to DWT in respect of dividends paid on our ordinary shares.

Shareholders that are residents of Ireland, but are entitled to receive dividends without DWT, must complete the appropriate DWT Forms and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by us) before the record date for the first dividend to which they are entitled (in the case of shares held through DTC), or to our transfer agent Computershare at least seven business days before such record date (in the case of shares held outside of DTC).

Shares Held by Other Persons. Our shareholders that do not fall within any of the categories specifically referred to above may nonetheless fall within other exemptions from DWT. If any shareholders are exempt from DWT, but receive dividends subject to DWT, such shareholders may apply for refunds of such DWT from the Irish Revenue Commissioners.

Shares Held by Existing Covidien Shareholders. To the extent that existing Covidien shareholders resident in the U.S. or another relevant territory have previously provided our transfer agent, Computershare, or any qualifying intermediary appointed by us with appropriate forms or addresses to support their claim for an exemption from Irish DWT in respect of their shareholding in Covidien, Computershare and that qualifying intermediary (and any other qualifying intermediary in the payment chain) can rely upon these forms and addresses and will not be required to obtain new documentation from such shareholders until these forms have expired or these addresses have changed.

Qualifying Intermediary. Prior to paying any dividend, we will put in place an agreement with an entity that is recognized by the Irish Revenue Commissioners as a “qualifying intermediary,” which will provide for certain arrangements relating to distributions in respect of our ordinary shares that are held through DTC (the “Deposited Securities”). The agreement will provide that the qualifying intermediary shall distribute or otherwise make available to Cede & Co., as nominee for DTC, any cash dividend or other cash distribution with respect to the Deposited Securities after we deliver or cause to be delivered to the qualifying intermediary the cash to be distributed.

We will rely on information received directly or indirectly from our qualifying intermediary, brokers and our transfer agent in determining where shareholders reside, whether they have provided the required U.S. tax information and whether they have provided the required DWT Forms. Shareholders that are required to file DWT Forms in order to receive dividends free of DWT should note that such forms are generally valid, subject to a change in circumstances, until December 31 of the fifth full year after the year of issue of the forms.

Income Tax on Dividends Paid on Mallinckrodt Shares

Irish income tax may arise for certain persons in respect of dividends received from Irish resident companies.

A shareholder that is not resident or ordinarily resident in Ireland and that is entitled to an exemption from DWT generally has no liability to Irish income tax or the universal social charge on a dividend from us. An exception to this position may apply where such shareholder holds our ordinary shares through a branch or agency in Ireland through which a trade is carried on.

A shareholder that is not resident or ordinarily resident in Ireland and that is not entitled to an exemption from DWT generally has no additional Irish income tax liability or a liability to the universal social charge. The DWT deducted by us discharges the liability to income tax. An exception to this position may apply where the shareholder holds our ordinary shares through a branch or agency in Ireland through which a trade is carried on.

Irish resident or ordinarily resident shareholders may be subject to Irish tax and/or the universal social charge on dividends received from us.

Capital Acquisitions Tax

Irish Capital Acquisitions Tax (“CAT”) could apply to a gift or inheritance of Irish situate shares irrespective of the place of residence, ordinary residence or domicile of the parties. Our ordinary shares held in book entry form may be regarded as property situated in Ireland as our share register must be held in Ireland. The person who receives the gift or inheritance has primary liability for CAT.

CAT is levied at a rate of 33% above certain tax-free thresholds. The appropriate tax-free threshold is dependent upon (1) the relationship between the donor and the donee and (2) the aggregation of the values of previous gifts and inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses are exempt from CAT. Children have a tax-free threshold of €225,000 in respect of taxable gifts or inheritances received from their parents. Our shareholders should consult their own tax advisors as to whether CAT is creditable or deductible in computing any domestic tax liabilities.

THE IRISH TAX CONSEQUENCES SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY.

Irish Restrictions on Import and Export of Capital

The Financial Transfers Act 1992 provides that the Irish Minister for Finance can make provision for the restriction of financial transfers between Ireland and other countries. For the purposes of this Act, “financial transfers” include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities if they had been made between Member States of the Communities. This Act has been used by the Minister for Finance to implement European Council Directives, which provide for the restriction of financial transfers to certain countries, organizations and people including the Al-Qaeda network and the Taliban, Belarus, Burma (Myanmar), Democratic People’s Republic of Korea, Democratic Republic of Congo, Egypt, Eritrea, Iran, Iraq, Ivory Coast, Lebanon, Liberia, Republic of Guinea, Somalia, Sudan, Syria, Tunisia, Yugoslavia (Slobodan Milosevic and associated persons) and Zimbabwe.

DESCRIPTION OF MATERIAL INDEBTEDNESS

In connection with the separation, we expect to issue [—]-year unsecured bonds with an aggregate principal amount of approximately $900 million, which we expect will bear interest at [—] percent per annum. It is anticipated that any cash in excess of amounts that Covidien determines are required to run our business will be retained by Covidien. Covidien anticipates using these funds for general corporate purposes and does not intend to repay any of its own indebtedness with these funds.

In addition, we expect to enter into a [—]-year revolving credit facility with a borrowing capacity up to $250 million that we expect will be undrawn at the time the separation is completed. Borrowings under this facility are expected to bear interest at LIBOR plus [—] percent. We also expect the revolving credit facility to provide for customary fees, including commitment fees and other fees.

DESCRIPTION OF MALLINCKRODT’S SHARE CAPITAL

Mallinckrodt’s memorandum and articles of association will be amended and restated in connection with the separation. The following is a summary of the material terms of Mallinckrodt’s share capital that will be contained in the amended and restated memorandum and articles of association. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the memorandum and articles of association to be in effect at the time of the distribution. The summary is qualified in its entirety by reference to these documents, which you must read (along with the applicable provisions of Irish law) for complete information on Mallinckrodt’s share capital as of the time of the distribution. The memorandum and articles of association to be in effect at the time of the distribution will be included as an exhibit to Mallinckrodt’s registration statement on Form 10, of which this information statement forms a part.

Legal Name; Formation; Fiscal Year; Registered Office

The legal name of the newly formed Irish company is Mallinckrodt public limited company. Mallinckrodt was incorporated in Ireland as a public limited company on January 9, 2013 with company registration number 522227. Mallinckrodt’s fiscal year ends on the last Friday in September and Mallinckrodt’s registered address is 1st Floor, 20 On Hatch, Lower Hatch Street, Dublin 2, Ireland.

Share Capital

The authorized share capital of Mallinckrodt will be €40,000 and $[—], divided into 40,000 ordinary A shares with a par value of €1.00 per share, [—] ordinary shares with a par value of $0.20 per share and [—] preferred shares with a par value of $0.20 per share. The authorized share capital includes 40,000 ordinary A shares with a par value of €1.00 per share in order to satisfy minimum statutory requirements for the granting of a trading certificate to an Irish public limited company. These ordinary A shares carry no voting or dividend rights. All current outstanding ordinary A shares, together with the seven ordinary shares held by the current nominee shareholders of Mallinckrodt, will be acquired and canceled by Mallinckrodt for no consideration contemporaneously with the distribution being effected.

Mallinckrodt may issue shares subject to the maximum prescribed by its authorized share capital contained in its memorandum of association. Following the distribution, we expect that Mallinckrodt will have issued approximately $[—] of its authorized share capital of $[—], with such issued share capital comprised of approximately [—] ordinary shares with a par value of $0.20 each. This means that Mallinckrodt would be able to issue further shares with a total nominal value of approximately $[—], comprised of approximately [—] ordinary shares with a nominal value of $0.20 each and [—] preferred shares with a nominal value of $0.20 each (as well as 40,000 ordinary A shares with a par value of €1.00 per share).

As a matter of Irish company law, the directors of a company may cause the company to issue new ordinary or preferred shares without shareholder approval once authorized to do so by the articles of association of the company or by an ordinary resolution adopted by the shareholders at a general meeting. An ordinary resolution requires over 50% of the votes of a company’s shareholders cast at a general meeting (in person or by proxy). The authority conferred can be granted for a maximum period of five years, at which point it must be renewed by the shareholders of the company by an ordinary resolution. The articles of association of Mallinckrodt will authorize the board of directors of Mallinckrodt to issue new ordinary or preferred shares without shareholder approval for a period of five years from the date of adoption of the amended and restated articles of association.

The authorized share capital may be increased or reduced by way of an ordinary resolution of Mallinckrodt’s shareholders, but not below the number of shares then outstanding. The shares comprising the authorized share capital of Mallinckrodt may be divided into shares of such par value as the resolution prescribes.

The rights and restrictions to which the ordinary shares will be subject will be prescribed in Mallinckrodt’s articles of association. Mallinckrodt’s articles of association will entitle the board of directors, without shareholder approval, to determine the terms of the preferred shares issued by Mallinckrodt. Preferred shares may be preferred as to dividends, rights on a winding up or voting in such manner as the directors of Mallinckrodt may resolve. The preferred shares may also be redeemable at the option of the holder of the preferred shares or at the option of Mallinckrodt, and may be convertible into or exchangeable for shares of any other class or classes of Mallinckrodt, depending on the terms of such preferred shares. The issuance of preferred shares is subject to applicable law, including the Irish Takeover Rules.

Irish law does not recognize fractional shares held of record; accordingly, Mallinckrodt’s articles of association do not provide for the issuance of fractional ordinary shares of Mallinckrodt, and the official Irish register of Mallinckrodt will not reflect any fractional ordinary shares.

Pre-emption Rights, Share Warrants and Share Options

Certain statutory pre-emption rights apply automatically in favor of Mallinckrodt’s shareholders where shares in Mallinckrodt are to be issued for cash. However, Mallinckrodt has opted out of these pre-emption rights in its articles of association as permitted under Irish company law. Irish law provides that this opt-out expires after five years unless renewed by a special resolution of the shareholders. A special resolution requires not less than 75% of the votes of Mallinckrodt’s shareholders cast at a general meeting (in person or by proxy). If the opt-out is not renewed, shares issued for cash must be offered to pre-existing shareholders of Mallinckrodt pro-rata to their existing shareholding before the shares can be issued to any new shareholders. The statutory pre-emption rights do not apply where shares are issued for non-cash consideration.

The articles of association of Mallinckrodt provide that, subject to any shareholder approval requirement under any laws, regulations or the rules of any stock exchange to which Mallinckrodt is subject, the board is authorized, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as the board deems advisable, options to purchase such number of shares of any class or classes or of any series of any class as the board may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued. The Irish Companies Acts provide that directors may issue share warrants or options without shareholder approval once authorized to do so by the articles of association or an ordinary resolution of shareholders. Under Irish law, the board may issue shares upon exercise of validly issued warrants or options without shareholder approval or authorization. However, the rules of the NYSE require shareholder approval of certain equity compensation plans.

Dividends

Under Irish law, dividends and distributions may only be made from “distributable reserves.” Distributable reserves, broadly, means the accumulated realized profits of Mallinckrodt less accumulated realized losses of Mallinckrodt. In addition, no distribution or dividend may be made unless the net assets of Mallinckrodt are equal to, or in excess of, the aggregate of Mallinckrodt’s share capital which has been paid up or which is payable in the future plus undistributable reserves and the distribution does not reduce Mallinckrodt’s net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and Mallinckrodt’s net unrealized profits.

The determination as to whether or not Mallinckrodt has sufficient distributable reserves to fund a dividend must be made by reference to the “relevant accounts” of Mallinckrodt. The “relevant accounts” will be either the last set of unconsolidated annual audited financial statements or unaudited financial statements prepared in accordance with the Irish Companies Acts, which give a “true and fair view” of Mallinckrodt’s unconsolidated financial position and accord with accepted accounting practice. The relevant accounts must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

Although Mallinckrodt will not have any distributable reserves immediately following the distribution, we are taking steps to create such distributable reserves. See “Risk Factors” and “Dividends—Creation of Distributable Reserves.”

The mechanism as to who declares a dividend and when a dividend becomes payable is governed by the articles of association of Mallinckrodt. Mallinckrodt’s articles of association authorize the directors to declare such dividends as appear justified from the profits of Mallinckrodt without the approval of the shareholders at a general meeting. The board of directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting. Although the shareholders may direct that the payment be made by distribution of assets, shares or cash, no dividend issued may exceed the amount recommended by the directors. The dividends can be declared and paid in the form of assets, shares or cash.

The directors of Mallinckrodt may deduct from any dividend payable to any shareholder all sums of money (if any) payable by such shareholder to Mallinckrodt in relation to the ordinary shares of Mallinckrodt.

The directors of Mallinckrodt are also entitled to issue shares with preferred rights to participate in dividends declared by Mallinckrodt. The holders of such preferred shares may, depending on their terms, be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.

For information about the Irish tax issues relating to dividend payments, see “Material Tax Consequences—Material Irish Tax Consequences.”

Share Repurchases and Redemptions

Overview

Article 3(d) of Mallinckrodt’s articles of association provides that any ordinary share which Mallinckrodt has acquired or agreed to acquire is deemed to be a redeemable share. Accordingly, for Irish company law purposes, the repurchase of ordinary shares by Mallinckrodt will technically be effected as a redemption of those shares as described below under “—Share Repurchases and Redemptions—Repurchases and Redemptions by Mallinckrodt.” If the articles of association of Mallinckrodt did not contain Article 3(d), repurchases by Mallinckrodt would be subject to many of the same rules that apply to purchases of Mallinckrodt ordinary shares by subsidiaries described below under “—Share Repurchases and Redemptions—Purchases by Subsidiaries of Mallinckrodt,” including the shareholder approval requirements described below and the requirement that any on-market purchases be effected on a “recognized stock exchange.” Except where otherwise noted, when we refer elsewhere in this information statement to repurchasing or buying back ordinary shares of Mallinckrodt, we are referring to the redemption of ordinary shares by Mallinckrodt pursuant to Article 3(d) of the articles of association or the purchase of ordinary shares of Mallinckrodt by a subsidiary of Mallinckrodt, in each case in accordance with the Mallinckrodt articles of association and Irish company law as described below.

Repurchases and Redemptions by Mallinckrodt

Under Irish law, a company can issue redeemable shares and redeem them out of distributable reserves (which are described above under “—Dividends”) or the proceeds of a new issue of shares for that purpose. Although Mallinckrodt will not have any distributable reserves immediately following the distribution, we are taking steps to create such distributable reserves. See “Risk Factors” and “Dividends—Creation of Distributable Reserves.” The issue of redeemable shares may only be made by Mallinckrodt where the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of Mallinckrodt. All redeemable shares must also be fully paid and the terms of redemption of the shares must provide for payment on redemption. Redeemable shares may, upon redemption, be cancelled or held in treasury. Shareholder approval will not be required to redeem Mallinckrodt ordinary shares pursuant to Article 3(d) of Mallinckrodt’s articles of association.

The board of directors of Mallinckrodt will also be entitled to issue preferred shares which may be redeemed at the option of either Mallinckrodt or the shareholder, depending on the terms of such preferred shares. For additional information on redeemable shares, see “—Share Capital.”

Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by Mallinckrodt at any time must not exceed 10% of the nominal value of the issued share capital of Mallinckrodt. While Mallinckrodt holds shares as treasury shares, it cannot exercise any voting rights in respect of those shares. Treasury shares may be cancelled by Mallinckrodt or re-issued subject to certain conditions.

Purchases by Subsidiaries of Mallinckrodt

Under Irish law, it may be permissible for an Irish or non-Irish subsidiary to purchase ordinary shares of Mallinckrodt either on-market or off-market. A general authority of the shareholders of Mallinckrodt is required to allow a subsidiary of Mallinckrodt to make on-market purchases of Mallinckrodt ordinary shares; however, as long as this general authority has been granted, no specific shareholder authority for a particular on-market purchase by a subsidiary of Mallinckrodt ordinary shares is required. We expect that Mallinckrodt will seek such general authority, which must expire no later than 18 months after the date on which it was granted, at the first annual general meeting of Mallinckrodt in 2014 and at subsequent annual general meetings. In order for a subsidiary of Mallinckrodt to make an on-market purchase of Mallinckrodt’s ordinary shares, such shares must be purchased on a “recognized stock exchange.” The NYSE, on which we expect the ordinary shares of Mallinckrodt will be listed following the distribution, is specified as a recognized stock exchange for this purpose by Irish company law. For an off-market purchase by a subsidiary of Mallinckrodt, the proposed purchase contract must be authorized by special resolution of the shareholders of Mallinckrodt before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special resolution and, for at least 21 days prior to the special resolution, the purchase contract must be on display or must be available for inspection by shareholders at the registered office of Mallinckrodt.

The number of shares held by the subsidiaries of Mallinckrodt at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of the issued share capital of Mallinckrodt. While a subsidiary holds ordinary shares of Mallinckrodt, it cannot exercise any voting rights in respect of those shares. The acquisition of the ordinary shares of Mallinckrodt by a subsidiary must be funded out of distributable reserves of the subsidiary.

Bonus Shares

Under Mallinckrodt’s articles of association, the board may resolve to capitalize any amount credited to any reserve or fund available for distribution or the share premium account or any other undistributable reserve of Mallinckrodt through the issuance of fully paid-up bonus shares to shareholders on the same basis of entitlement as would apply in respect of a dividend distribution.

Consolidation and Division; Subdivision

Under its articles of association, Mallinckrodt may, by ordinary resolution, consolidate and divide all or any of its share capital into shares of larger par value than its existing shares or subdivide its shares into smaller amounts than is fixed by its articles of association.

Reduction of Share Capital

Mallinckrodt may, by special resolution, reduce its authorized share capital in any way. Mallinckrodt also may, by special resolution and subject to confirmation by the High Court of Ireland, reduce or cancel its issued share capital (which includes share premium) in any way. The creation of distributable reserves discussed in “Dividends—Creation of Distributable Reserves” involves a reduction of share capital, namely the share premium account of Mallinckrodt, for purposes of Irish law.

General Meetings of Shareholders

Mallinckrodt will be required to hold an annual general meeting within 18 months of incorporation and at intervals of no more than 15 months thereafter, provided that an annual general meeting is held in each calendar year following the first annual general meeting, no more than nine months after Mallinckrodt’s fiscal year end. The first annual general meeting of Mallinckrodt may be held outside Ireland. Thereafter, any annual general meeting may be held outside Ireland if a resolution so authorizing has been passed at the preceding annual general meeting. Because of the 15-month requirement described in this paragraph, Mallinckrodt’s articles of association include a provision reflecting this requirement of Irish law.

Extraordinary general meetings of Mallinckrodt may be convened by (i) the board of directors, (ii) on requisition of the shareholders holding not less than 10% of the paid-up share capital of Mallinckrodt carrying voting rights or (iii) on requisition of Mallinckrodt’s auditors upon their resignation. Extraordinary general meetings are generally held for the purposes of approving shareholder resolutions of Mallinckrodt as may be required from time to time.

Notice of a general meeting must be given to all shareholders of Mallinckrodt and to the auditors of Mallinckrodt. The minimum notice periods are 21 days’ notice in writing for an annual general meeting or an extraordinary general meeting to approve a special resolution and 14 days’ notice in writing for any other extraordinary general meeting. General meetings may be called by shorter notice, but only with the consent of the auditors of Mallinckrodt and all of the shareholders entitled to attend and vote thereat. Because of the 21-day and 14-day requirements described in this paragraph, Mallinckrodt’s articles of association include provisions reflecting these requirements of Irish law.

In the case of an extraordinary general meeting convened by shareholders of Mallinckrodt, the proposed purpose of the meeting must be set out in the requisition notice. The requisition notice can contain any resolution. Upon receipt of this requisition notice, the board of directors has 21 days to convene a meeting of Mallinckrodt’s shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the board of directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of the receipt of the requisition notice.

The only matters which must, as a matter of Irish company law, be transacted at an annual general meeting are the presentation of the annual accounts, balance sheet and reports of the directors and auditors, the appointment of auditors and the fixing of the auditor’s remuneration (or delegation of same). If no resolution is made in respect of the reappointment of an auditor at an annual general meeting, the previous auditor will be deemed to have continued in office.

If the directors become aware that the net assets of Mallinckrodt are half or less of the amount of Mallinckrodt’s called-up share capital, the directors of Mallinckrodt must convene an extraordinary general meeting of Mallinckrodt’s shareholders not later than 28 days from the date that they learn of this fact. This meeting must be convened for the purposes of considering whether any, and if so what, measures should be taken to address the situation.

Voting

Where a vote is to be taken at a general meeting, every shareholder has one vote for each ordinary share that he or she holds as of the record date for the meeting. Voting rights may be exercised by shareholders registered in Mallinckrodt’s share register as of the record date for the meeting or by a duly appointed proxy of such a registered shareholder, which proxy need not be a shareholder. Where interests in shares are held by a nominee trust company, this company may exercise the rights of the beneficial holders on their behalf as their proxy. All proxies must be appointed in the manner prescribed by Mallinckrodt’s articles of association. The articles of association of Mallinckrodt permit the appointment of proxies by the shareholders to be notified to Mallinckrodt electronically.

Mallinckrodt’s articles provide that all resolutions are decided by a show of hands unless a vote is demanded by the Chairman, by at least three shareholders as of the record date for the meeting or by any shareholder or shareholders holding not less than 10% of the total voting rights of Mallinckrodt as of the record date for the meeting. Each Mallinckrodt ordinary shareholder of record as of the record date for the meeting has one vote at a general meeting on a show of hands. Treasury shares and shares held by subsidiaries will not be entitled to vote at general meetings of shareholders.

Irish company law requires “special resolutions” of the shareholders at a general meeting to approve certain matters. A special resolution requires not less than 75% of the votes cast of Mallinckrodt’s shareholders present in person or by proxy at a general meeting. This may be contrasted with “ordinary resolutions,” which require a simple majority of the votes of Mallinckrodt’s shareholders cast in person or by proxy at a general meeting. Examples of matters requiring special resolutions include:

•	amending the objects (i.e., main purposes) of Mallinckrodt;

•	amending the articles of association of Mallinckrodt;

•	approving a change of name of Mallinckrodt;

•

authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction to a director or a person who is deemed to be “connected” to a director for the purposes of the Irish Companies Acts;

•	opting-out of pre-emption rights on the issuance of new shares;

•	re-registration of Mallinckrodt from a public limited company to a private company;

•	variation of class rights attaching to classes of shares;

•	purchasing Mallinckrodt’s ordinary shares off-market;

•	any reduction of Mallinckrodt’s issued share capital;

•	resolving that Mallinckrodt be wound up by the Irish courts;

•	resolving in favor of a shareholders’ voluntary winding-up;

•	re-designation of shares into different share classes; and

•	setting the re-issue price of treasury shares.

Variation of Class Rights Attaching to Shares

Variation of all or any special rights attached to any class of shares of Mallinckrodt is addressed in the articles of association of Mallinckrodt as well as the Irish Companies Acts. Any variation of class rights attaching to the issued shares of Mallinckrodt must be approved by a special resolution of the shareholders of the class affected. Mallinckrodt’s articles of association expressly provide that any issue of preferred shares (whatever the rights attaching to them) will be deemed not to be a variation of the rights of ordinary shareholders.

Quorum for General Meetings

The presence, in person or by proxy, of the holders of shares in Mallinckrodt entitling them to exercise a majority of the voting power of Mallinckrodt constitutes a quorum for the conduct of business. No business may take place at a general meeting of Mallinckrodt if a quorum is not present in person or by proxy. The board of directors has no authority to waive quorum requirements stipulated in the articles of association of Mallinckrodt. Abstentions and broker non-votes will be counted as present for purposes of determining whether there is a quorum in respect of the proposals.

Requirements for Advance Notification of Director Nominations and Proposals of Shareholders

Irish law and our articles of association will establish advance notice procedures with respect to shareholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

Unanimous Shareholder Consent to Action Without Meeting

The Irish Companies Acts provide that shareholders may approve an ordinary or special resolution of shareholders without a meeting only if (a) all shareholders sign the written resolution and (b) the company’s articles of association permit written resolutions of shareholders (Mallinckrodt’s articles of association contain the appropriate authorizations for this purpose). Mallinckrodt’s articles of association permit unanimous written resolutions of shareholders.

Inspection of Books and Records

Under Irish law, shareholders have the right to: (1) receive a copy of the memorandum and articles of association of Mallinckrodt and any act of the Irish Government which alters the memorandum of association of Mallinckrodt; (2) inspect and obtain copies of the minutes and resolutions of general meetings of Mallinckrodt; (3) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by Mallinckrodt; (4) receive copies of balance sheets and directors’ and auditors’ reports which have previously been sent to shareholders prior to an annual general meeting; and (5) receive balance sheets of a subsidiary company of Mallinckrodt which have previously been sent to shareholders prior to an annual general meeting for the preceding 10 years. The auditors of Mallinckrodt will also have the right to inspect all books, records and vouchers of Mallinckrodt. The auditors’ report must be circulated to the shareholders 21 days before the annual general meeting with Mallinckrodt’s financial statements prepared in accordance with the Irish Companies Acts, and must be read to the shareholders at Mallinckrodt’s annual general meeting.

Acquisitions and Appraisal Rights

There are a number of mechanisms for acquiring an Irish public limited company, including:

(a)	a court-approved scheme of arrangement under the Irish Companies Acts. A scheme of arrangement with shareholders requires a court order from the High Court of Ireland and the approval of: (1) 75% of the voting shareholders by value; and (2) 50% in number of the voting shareholders, at a meeting called to approve the scheme;

(b)	through a tender offer by a third party for all of the shares of Mallinckrodt. Where the holders of 80% or more of Mallinckrodt’s shares have accepted an offer by a bidder for their shares in Mallinckrodt, the remaining shareholders may be statutorily required to also transfer their shares to such bidder. If the bidder does not exercise its “squeeze out” right, then the non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms. If shares of Mallinckrodt were listed on the official list of the Irish Stock Exchange or another regulated stock exchange in the E.U., this threshold would be increased to 90%; and

(c)	it is also possible for Mallinckrodt to be acquired by way of a merger with an E.U.-incorporated public company under the E.U. Cross Border Merger Directive 2005/56. Such a merger must be approved by a special resolution. If Mallinckrodt is being merged with another E.U. public company under the E.U. Cross Border Merger Directive 2005/56 and the consideration payable to Mallinckrodt’s shareholders is not all in the form of cash, Mallinckrodt’s shareholders may be entitled to require their shares to be acquired at fair value.

Under Irish law, there is no requirement for a company’s shareholders to approve a sale, lease or exchange of all or substantially all of a company’s property and assets. However, Mallinckrodt’s articles of association provide that the affirmative vote of the holders of a majority of the outstanding voting shares on the relevant record date is required to approve a sale, lease or exchange of all or substantially all of its property or assets.

Disclosure of Interests in Shares

Under the Irish Companies Acts, subject to certain limited exceptions, a shareholder of Mallinckrodt must notify Mallinckrodt (but not the public at large) if as a result of a transaction the shareholder will be interested in 5%

or more of any class of shares of Mallinckrodt carrying voting rights; or if as a result of a transaction a shareholder who was interested in more than 5% of any class of shares of Mallinckrodt carrying voting rights ceases to be so interested. Where a shareholder is interested in more than 5% of any class of shares of Mallinckrodt carrying voting rights, any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction, must be notified to Mallinckrodt (but not the public at large). The relevant percentage figure is calculated by reference to the aggregate par value of the class of shares in which the shareholder is interested as a proportion of the entire par value of the issued shares of that class. Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. All such disclosures must be notified to Mallinckrodt within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the requirement to notify. Where a person fails to comply with the notification requirements described above, no right or interest of any kind whatsoever in respect of any shares in Mallinckrodt concerned, held by such person, will be enforceable by such person, whether directly or indirectly, by action or legal proceeding. However, such person may apply to the court to have the rights attaching to the shares concerned reinstated.

In addition to the above disclosure requirement, Mallinckrodt, under the Irish Companies Acts, may by notice in writing require a person whom Mallinckrodt knows or has reasonable cause to believe to be or, at any time during the three years immediately preceding the date on which such notice is issued, to have been interested in shares comprised in Mallinckrodt’s relevant share capital: (a) to indicate whether or not it is the case, and (b) where such person holds or has during that time held an interest in any class of shares of Mallinckrodt carrying voting rights to give such further information as may be required by Mallinckrodt, including particulars of such person’s own past or present interests in such class of shares of Mallinckrodt. Any information given in response to the notice is required to be given in writing within such reasonable time as may be specified in the notice.

Where such a notice is served by Mallinckrodt on a person who is or was interested in any class of shares of Mallinckrodt carrying voting rights and that person fails to give Mallinckrodt any information required within the reasonable time specified, Mallinckrodt may apply to the court for an order directing that the affected shares be subject to certain restrictions.

Under the Irish Companies Acts, the restrictions that may be placed on the shares by the court are:

(a)	any transfer of those shares, or in the case of unissued shares any transfer of the right to be issued with shares and any issue of shares, is void;

(b)	no voting rights are exercisable in respect of those shares;

(c)	no further shares may be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

(d)	no payment may be made of any sums due from Mallinckrodt on those shares, whether in respect of capital or otherwise.

Where the shares in Mallinckrodt are subject to these restrictions, the court may order the shares to be sold and may also direct that the shares will cease to be subject to these restrictions.

Anti-Takeover Provisions

Business Combinations with Interested Shareholders

Mallinckrodt’s articles of association include a provision similar to Section 203 of the Delaware General Corporation Law, which generally prohibits Mallinckrodt from engaging in a business combination with an interested shareholder for a period of three years following the date the person became an interested shareholder, unless, in general:

•	Mallinckrodt’s board of directors approved the transaction which resulted in the shareholder becoming an interested shareholder;

•	upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the shareholder owned at least 85% of the voting shares outstanding at the time of commencement of such transaction, excluding for purposes of determining the number of voting shares outstanding (but not the outstanding voting shares owned by the interested shareholder), voting shares owned by persons who are directors and also officers and by certain employee share plans; or

•

the business combination is approved by Mallinckrodt’s board of directors and authorized at an annual or extraordinary general meeting of shareholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting shares that are not owned by the interested shareholder.

A “business combination” is generally defined as a merger, scheme of arrangement, asset or share sale or other transaction resulting in a financial benefit to the interested shareholder. An “interested shareholder” is generally defined as a person who, together with affiliates and associates, owns or, within three years prior to the date in question, owned 15% or more of the outstanding voting shares of Mallinckrodt.

Shareholder Rights Plans and Share Issuances

Irish law does not expressly prohibit companies from issuing share purchase rights or adopting a shareholder rights plan (commonly known as a “poison pill”) as an anti-takeover measure. However, there is no directly relevant case law on the validity of such plans under Irish law. In addition, such a plan would be subject to the Irish Takeover Rules described below.

Mallinckrodt’s articles of association allow the board to adopt a shareholder rights plan upon such terms and conditions as the board deems expedient and in the best interests of Mallinckrodt, subject to applicable law.

Subject to the Irish Takeover Rules described below, the board also has power to cause Mallinckrodt to issue any of its authorized and unissued shares on such terms and conditions as the board may determine (as described under “—Share Capital”) and any such action must be taken in the best interests of Mallinckrodt. It is possible, however, that the terms and conditions of any issue of preferred shares could discourage a takeover or other transaction that holders of some or a majority of the ordinary shares believe to be in their best interests or in which holders might receive a premium for their shares over the then market price of the shares.

Irish Takeover Rules

A transaction by virtue of which a third party is seeking to acquire 30% or more of the voting rights of Mallinckrodt will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder and will be regulated by the Irish Takeover Panel. The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below.

General Principles. The Irish Takeover Rules are built on the following General Principles which will apply to any transaction regulated by the Irish Takeover Panel:

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in the event of an offer, all classes of shareholders of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

•	the holders of securities in the target company must have sufficient time and information to allow them to make an informed decision regarding the offer;

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the board of a company must act in the interests of the company as a whole. If the board of the target company advises the holders of securities as regards the offer, it must advise on the effects of the implementation of the offer on employment, employment conditions and the locations of the target company’s place of business;

•	false markets (i.e., a market based on erroneous, imperfect or unequally disclosed information) in the securities of the target company or any other company concerned by the offer must not be created;

•	a bidder can only announce an offer after ensuring that he or she can pay in full the consideration offered;

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a target company may not be hindered longer than is reasonable by an offer for its securities. This is a recognition that an offer will disrupt the day-to-day running of a target company particularly if the offer is hostile and the board of the target company must divert its attention to resist the offer; and

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acquisitions of securities (whether such acquisition is to be effected by one transaction or a series of transactions) will only be allowed to take place at an acceptable speed and subject to adequate and timely disclosure. Specifically, the acquisition of 10% or more of the issued voting shares within a seven day period that would take a shareholders’ holding to or above 15% of the issued voting shares (but less than 30%) is prohibited, subject to certain exemptions.

Mandatory Bid. If an acquisition of shares or other securities were to increase the aggregate holding/entitlement of an acquirer and its concert parties to 30% or more of the voting rights in Mallinckrodt, the acquirer and, depending on the circumstances, its concert parties would be required (except with the consent of the Irish Takeover Panel) to make a cash offer for the outstanding shares at a price not less than the highest price paid for the shares by the acquirer or its concert parties during the previous 12 months. This requirement would also be triggered by an acquisition of shares or other securities by a person holding (together with its concert parties) shares or other securities carrying between 30% and 50% of the voting rights in Mallinckrodt if the effect of such acquisition were to increase the percentage of the voting rights held by that person (together with its concert parties) by 0.05% within a twelve-month period. A single holder (that is, a holder excluding any parties acting in concert with the holder) holding or entitled to more than 50% of the voting rights of a company is not subject to this rule.

Voluntary Bid; Requirements to Make a Cash Offer and Minimum Price Requirements. A voluntary offer is an offer that is not a mandatory offer. If a bidder or any of its concert parties has acquired ordinary shares of Mallinckrodt within the period of three months prior to the commencement of the voluntary offer, the offer price must be not less than the highest price paid for Mallinckrodt ordinary shares by the bidder or its concert parties during that period. The Irish Takeover Panel has the power to extend the “look back” period to 12 months if the Irish Takeover Panel, having regard to the General Principles, believes it is appropriate to do so.

If the bidder or any of its concert parties has acquired more than 10% of the ordinary shares of Mallinckrodt (i) during the period 12 months prior to the commencement of the voluntary offer period or (ii) at any time after the commencement of the voluntary offer period, the offer must be in cash (or accompanied by a full cash alternative) and the price per Mallinckrodt ordinary share must be not less than the highest price paid by the bidder or its concert parties during, in the case of (i), the period of 12 months prior to the commencement of the voluntary offer and, in the case of (ii), the offer period. The Irish Takeover Panel may apply this rule to a bidder who, together with its concert parties, has acquired less than 10% of the total ordinary shares of Mallinckrodt in the 12-month period prior to the commencement of the voluntary offer period if the Irish Takeover Panel, having regard to the General Principles, considers it just and proper to do so.

A voluntary offer period will generally commence on the date of the first announcement of the offer or proposed offer.

Substantial Acquisition Rules. The Irish Takeover Rules also contain rules governing substantial acquisitions of shares that restrict the speed at which a person may increase his or her holding of voting shares and rights over voting shares to an aggregate of between 15% and 30% of the voting rights of Mallinckrodt. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights is prohibited if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights of Mallinckrodt and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such acquisitions.

Frustrating Action. Under the Irish Takeover Rules, the board of directors of Mallinckrodt is not permitted to take any action which might frustrate an offer for the shares of Mallinckrodt once the board of directors has received an approach which may lead to an offer, or has reason to believe an offer is imminent, except as noted below. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities, (ii) material disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any time during which the board has reason to believe an offer is imminent. Exceptions to this prohibition are available:

(a)	where the action is approved by the offeree at a general meeting; or

(b)	with the consent of the Irish Takeover Panel where:

(i)	the Irish Takeover Panel is satisfied the action would not constitute a frustrating action;

(ii)	the holders of 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

(iii)	such action is in accordance with a contract entered into prior to the announcement of the offer; or

(iv)	the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.

For other provisions that could be considered to have an anti-takeover effect, see above at “—Pre-emption Rights, Share Warrants and Share Options,” “—Disclosure of Interests in Shares,” “—Requirements for Advance Notification of Director Nominations and Proposals of Shareholders” and “—Unanimous Shareholder Consent to Action Without Meeting,” in addition to “—Election of Directors,” “—Vacancies on Board of Directors” and “—Amendment of Governing Documents” below.

Corporate Governance

The articles of association of Mallinckrodt delegate the day-to-day management of Mallinckrodt to its board of directors. The board of directors may then delegate management of Mallinckrodt to committees, executives or to a management team, but regardless, the directors will remain responsible, as a matter of Irish law, for the proper management of the affairs of Mallinckrodt.

Election of Directors

The Irish Companies Acts provide for a minimum of two directors. Mallinckrodt’s articles of association provides for a minimum of two directors and a maximum of 15 directors. The shareholders of Mallinckrodt may from time to time increase or reduce the maximum number, or increase the minimum number, of directors by a special resolution amending the articles of association.

Directors are elected by the affirmative vote of a majority of the votes cast by shareholders at an annual general meeting (present in person or by proxy) and serve for one-year terms. Any nominee for director who does not receive a majority of the votes cast is not elected to the board. However, because Irish law requires a minimum of two directors at all times, in the event that an election results in no directors being elected, each of the two nominees receiving the greatest number of votes in favor of his or her election shall hold office until his or her successor is elected. In the event that an election results in only one director being elected, that director will be elected and serve for a one-year term, and the nominee receiving the greatest number of votes in favor of his or her election will hold office until his or her successor is elected.

Vacancies on the Board of Directors

Mallinckrodt’s articles of association provide that the directors have the authority to appoint one or more directors to Mallinckrodt’s board, subject to the maximum number of directors allowed for in the articles of association. A vacancy caused by the removal of a director may be filled at the meeting at which the director is removed by resolution of Mallinckrodt’s shareholders. If not, it may be filled by the board of directors.

Any director so appointed will hold office until the next annual general meeting of Mallinckrodt. During any vacancy on the board, the remaining directors will have full power to act as the board.

Removal of Directors

The Irish Companies Acts provide that notwithstanding anything contained in the articles of association of a company or in any agreement between that company and a director, the shareholders may by an ordinary resolution remove a director from office before the expiration of his or her term. Accordingly, the shareholders of Mallinckrodt may by an ordinary resolution remove a director from office before the expiration of his or her term. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment contract) which the director may have against Mallinckrodt in respect of his or her removal.

Amendment of Governing Documents

Irish companies, including Mallinckrodt, may only alter their memorandum of association and articles of association with the approval of the holders of at least 75% of the company’s shares present and voting in person or by proxy at a general meeting of the company.

Duration; Dissolution; Rights upon Liquidation

Mallinckrodt’s corporate existence will have unlimited duration. Mallinckrodt may be dissolved at any time by way of either a shareholders’ voluntary winding up or a creditors’ voluntary winding up. In the case of a shareholders’ voluntary winding up, a special resolution of the shareholders of Mallinckrodt is required (i.e., 75% of the votes cast, in person or by proxy, at a general meeting of shareholders). Mallinckrodt may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where Mallinckrodt has failed to file certain returns.

The rights of the shareholders to a return of Mallinckrodt’s assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in Mallinckrodt’s articles of association or the terms of any preferred shares issued by the directors of Mallinckrodt from time to time. The holders of preferred shares in particular may have the right to priority in a dissolution or winding up of Mallinckrodt. If the articles of association contain no specific provisions in respect of a dissolution or winding up, then, subject to the priorities of any creditors, the assets will be distributed to shareholders in proportion to the paid-up par value of the shares held. Mallinckrodt’s articles provide that the ordinary shareholders of Mallinckrodt are entitled to participate pro rata in a winding up, but their right to do so may be subject to the rights of any preferred shareholder to participate under the terms of any series or class of preferred shares.

Uncertificated Shares

Holders of ordinary shares of Mallinckrodt will not have the right to require Mallinckrodt to issue certificates for their shares. Mallinckrodt will only issue uncertificated ordinary shares.

Stock Exchange Listing

Mallinckrodt intends to apply for authorization to list its ordinary shares on the New York Stock Exchange under the symbol “MNK.” We do not plan to be listed on the Irish Stock Exchange at the present time.

No Sinking Fund

The shares have no sinking fund provisions.

No Liability for Further Calls or Assessments

The shares to be issued in the distribution will be duly and validly issued and fully paid.

Transfer and Registration of Shares

Mallinckrodt’s official share register will be maintained by its transfer agent and the transfer agent’s affiliates. Registration in this share register will be determinative of membership in Mallinckrodt. A shareholder of Mallinckrodt who holds shares beneficially will not be the holder of record of such shares. Instead, the depository (e.g., Cede & Co., as nominee for DTC) or other nominee will be the holder of record of such shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through the same depository or other nominee will not be registered in Mallinckrodt’s official share register, as the depository or other nominee will remain the record holder of such shares.

A written instrument of transfer is required under Irish law in order to register on Mallinckrodt’s official share register any transfer of shares (i) from a person who holds such shares directly to any other person, (ii) from a person who holds such shares beneficially to a person who holds such shares directly, or (iii) from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer also is required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty. A person wishing to acquire shares directly may need to purchase the shares through a broker account and then transfer such shares into his or her own name.

Mallinckrodt currently intends to pay (or cause one of our affiliates to pay) stamp duty, if any, in connection with share transfers made in the ordinary course of trading by a seller who holds shares directly to a buyer who will hold the acquired shares beneficially. In other cases Mallinckrodt may, in its absolute discretion, pay (or cause one of its affiliates to pay) any stamp duty. Mallinckrodt’s articles of association as they will be in effect after the distribution provide that, in the event of any such payment, Mallinckrodt (i) may seek reimbursement from the buyer, (ii) will have a lien against the Mallinckrodt ordinary shares acquired by such buyer and any dividends paid on such shares and (iii) may set-off the amount of the stamp duty against future dividends on such shares. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in Mallinckrodt ordinary shares has been paid unless one or both of such parties is otherwise notified by Mallinckrodt.

Mallinckrodt’s articles of association as they will be in effect after the separation delegate to Mallinckrodt’s Secretary and certain other persons and delegates the authority to execute an instrument of transfer on behalf of a transferring party. In order to help ensure that the official share register is regularly updated to reflect trading of Mallinckrodt ordinary shares occurring through normal electronic systems, we intend to regularly produce any required instruments of transfer in connection with any transactions for which we pay stamp duty (subject to the reimbursement and set-off rights described above). In the event that we notify one or both of the parties to a share transfer that we believe stamp duty is required to be paid in connection with such transfer and that we will not pay such stamp duty, such parties may either themselves arrange for the execution of the required instrument of transfer (and may request a form of instrument of transfer from Mallinckrodt for this purpose) or request that Mallinckrodt execute an instrument of transfer on behalf of the transferring party in a form determined by Mallinckrodt. In either event, if the parties to the share transfer have the instrument of transfer duly stamped (to the extent required) and then provide it to Mallinckrodt’s transfer agent, the transferee will be registered as the legal owner of the relevant shares on Mallinckrodt’s official Irish share register (subject to the matters described below).

The directors of Mallinckrodt may decline to recognize any instrument of transfer unless (i) it is accompanied by such evidence as the directors may reasonably require to show the right of the transferor to make the transfer; (ii) it is in respect of one class of share only; (iii) it is in favor of not more than four transferees; and (iv) it is lodged at the registered office of Mallinckrodt or at such other place as the directors may appoint. In the case of a transfer of shares by means other than a sale through a stock exchange on which the shares are listed, the directors have absolute discretion to decline to register such transfer of a share that is not fully paid or that is transferred to or by a minor or person of unsound mind.

The registration of transfers may be suspended by the directors at such times and for such period, not exceeding in the whole 30 days in each year, as the directors may from time to time determine.

Limitations on Liability, Indemnification of Directors and Officers and Insurance

Under Irish law, a company may not exempt its directors from liability for negligence or a breach of duty. However, where a breach of duty has been established, directors may be statutorily exempted by an Irish court from personal liability for negligence or breach of duty if, among other things, the court determines that they have acted honestly and reasonably, and that they may fairly be excused as a result.

The Irish Companies Acts only permit a company to pay the costs or discharge the liability of a director or the Secretary where judgment is given in his/her favor in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or Secretary acted honestly and reasonably and ought fairly to be excused. This restriction does not apply to executives who are not directors or the Secretary of Mallinckrodt. Any obligation of an Irish company which purports to indemnify a director or secretary of an Irish company over and above this will be void under Irish law, whether contained in its articles of association or any contract between the director and the company.

In addition, the articles of association of Mallinckrodt also contain an indemnity for officers (other than the Secretary).

The directors of Mallinckrodt may on a case-by-case basis decide at their discretion that it is in the best interest of Mallinckrodt to indemnify an individual director from any liability arising from his or her position as a director of Mallinckrodt. However, this discretion must be exercised bona fide in the best interests of Mallinckrodt as a whole.

Irish companies may take out directors’ and officers’ liability insurance, as well as other types of insurance, for their directors and officers.

In connection with the separation, we expect that Mallinckrodt and one of its subsidiaries will enter into indemnification agreements with each of the directors of Mallinckrodt and its Secretary that will provide for indemnification and expense advancement (except in cases where Mallinckrodt or any of its subsidiaries is proceeding against the indemnitee) and include related provisions meant to facilitate the indemnitee’s receipt of such benefits.

The limitation of liability and indemnification provisions described above may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against Mallinckrodt’s directors and officers, even though such an action, if successful, might otherwise benefit Mallinckrodt and its shareholders. However, these provisions will not limit or eliminate Mallinckrodt’s rights, or those of any shareholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be materially adversely affected to the extent that, in a class action or direct suit, Mallinckrodt pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any Mallinckrodt director, officer or employee for which indemnification is being sought.

Sale of Unregistered Securities

Upon its incorporation on January 9, 2013, Mallinckrodt issued one ordinary share of $0.20 to each of seven nominee companies (i.e., seven ordinary shares in total) to hold on trust for an Irish corporate services provider. On January 11, 2013, Mallinckrodt issued 40,000 ordinary A shares of €1.00 each to the abovementioned Irish corporate services provider. Mallinckrodt did not register either of these issuances under the Securities Act because such issuances did not constitute public offerings and therefore were exempt from registration pursuant to Section 4(2) of the Securities Act. Each share has been issued for cash at its par value.

Transfer Agent and Registrar

After the distribution, the transfer agent and registrar for our ordinary shares will be Computershare.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the ordinary shares of Mallinckrodt being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our ordinary shares, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 or via the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference into this information statement.

As a result of the distribution, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

We intend to furnish holders of our ordinary shares with annual reports containing consolidated financial statements prepared in accordance with accounting principles generally accepted in the U.S. and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

INDEX TO COMBINED FINANCIAL STATEMENTS

THE PHARMACEUTICALS BUSINESS OF COVIDIEN PLC

MALLINCKRODT PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Covidien plc:

We have audited the accompanying combined balance sheets of the Pharmaceuticals business of Covidien plc (such business referred to as the “Company”) as of September 28, 2012 and September 30, 2011 and the related combined statements of income, comprehensive income, parent company equity and cash flows for each of the three fiscal years in the period ended September 28, 2012. The Company’s management is responsible for these combined financial statements. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of September 28, 2012 and September 30, 2011, and the results of its operations and its cash flows for each of the three fiscal years in the period ended September 28, 2012, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the combined financial statements, the Company is comprised of the assets and liabilities used in managing the Pharmaceuticals business of Covidien plc. The combined financial statements include expense allocations for certain corporate functions historically provided by Covidien plc. These allocations may not be reflective of the actual expenses which would have been incurred had the Company operated as a separate entity apart from Covidien plc.

/s/ DELOITTE & TOUCHE LLP

St. Louis, Missouri

February 1, 2013

THE PHARMACEUTICALS BUSINESS OF COVIDIEN PLC

COMBINED STATEMENTS OF INCOME

Fiscal Years Ended September 28, 2012, September 30, 2011 and September 24, 2010

(in millions)

	2012	2011	2010
Net sales (including sales to a related party of $54.2, $52.4 and $50.5)	$2,056.2	$2,021.8	$2,047.6
Cost of sales (including purchases from a related party of $34.7, $41.1 and $38.1)	1,091.4	1,106.9	1,115.2

Gross profit	964.8	914.9	932.4
Selling, general and administrative expenses	551.7	532.5	565.3
Research and development expenses	144.1	141.5	119.1
Separation costs	25.5	2.9	—
Restructuring charges, net	11.2	8.4	11.5
Gain on divestitures	(2.9)	(11.1)	(3.9)

Operating income	235.2	240.7	240.4
Other income, net (including royalties from a related party of $0.9, $2.9 and $3.5)	1.0	2.9	3.4
Interest expense	(0.5)	(0.6)	(0.7)
Interest income	0.4	0.2	0.1

Income from continuing operations before income taxes	236.1	243.2	243.2
Provision for income taxes	94.8	86.2	97.3

Income from continuing operations	141.3	157.0	145.9
(Loss) income from discontinued operations, net of income taxes	(6.7)	(6.3)	54.7

Net income	$134.6	$150.7	$200.6

See Notes to Combined Financial Statements.

THE PHARMACEUTICALS BUSINESS OF COVIDIEN PLC

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

Fiscal Years Ended September 28, 2012, September 30, 2011 and September 24, 2010

(in millions)

	2012	2011	2010
Net income	$134.6	$150.7	$200.6
Other comprehensive income (loss), net of tax
Currency translation:
Currency translation	(2.9)	(0.5)	(12.1)
Currency translation reclassified to net income due to business divestitures	—	—	3.3

	(2.9)	(0.5)	(8.8)

Defined benefit plans:
Unrecognized net loss arising during the period	(18.5)	(9.2)	(25.9)
Prior service credit resulting from plan amendments	—	17.0	—
Amortization of prior service credit and net actuarial loss	3.4	4.1	7.8
Plan settlements and curtailments included in net periodic pension costs	(0.2)	5.0	7.5

	(15.3)	16.9	(10.6)

Income tax benefit (provision) relating to defined benefit plans	4.6	(4.5)	3.6

Total other comprehensive (loss) income, net of tax	(13.6)	11.9	(15.8)

Comprehensive income	$121.0	$162.6	$184.8

See Notes to Combined Financial Statements.

THE PHARMACEUTICALS BUSINESS OF COVIDIEN PLC

COMBINED BALANCE SHEETS

At September 28, 2012 and September 30, 2011

(in millions)

	2012	2011
Assets
Current Assets:
Accounts receivable trade, less allowance for doubtful accounts of $9.4 and $5.7	$291.1	$302.2
Inventories	435.3	373.5
Prepaid expenses and other current assets	31.0	37.7
Deferred income taxes	119.9	130.5

Total current assets	877.3	843.9
Property, plant and equipment, net	945.2	906.3
Goodwill	507.5	507.5
Intangible assets, net	365.6	379.5
Other assets	179.0	186.2

Total Assets	$2,874.6	$2,823.4

Liabilities and Parent Company Equity
Current Liabilities:
Current maturities of long-term debt	$1.3	$1.3
Accounts payable	112.5	121.2
Accrued payroll and payroll-related costs	60.3	56.1
Accrued and other current liabilities	221.7	230.2

Total current liabilities	395.8	408.8
Long-term debt	8.9	10.4
Pension and postretirement benefits	189.6	202.9
Environmental liabilities	136.5	154.8
Deferred income taxes	73.7	76.1
Other liabilities	178.2	181.7

Total Liabilities	982.7	1,034.7
Commitments and contingencies (note 20)
Parent Company Equity:
Parent company investment	1,807.0	1,690.2
Accumulated other comprehensive income	84.9	98.5

Total Parent Company Equity	1,891.9	1,788.7

Total Liabilities and Parent Company Equity	$2,874.6	$2,823.4

See Notes to Combined Financial Statements.

THE PHARMACEUTICALS BUSINESS OF COVIDIEN PLC

COMBINED STATEMENTS OF PARENT COMPANY EQUITY

Fiscal Years Ended September 28, 2012, September 30, 2011 and September 24, 2010

(in millions)

	Parent Company Investment	Accumulated Other Comprehensive Income	Total Parent Company Equity
Balance at September 25, 2009	$1,914.0	$102.4	$2,016.4
Net income	200.6	—	200.6
Other comprehensive loss, net of tax	—	(15.8)	(15.8)
Net transfers to parent	(365.3)	—	(365.3)

Balance at September 24, 2010	1,749.3	86.6	1,835.9
Net income	150.7	—	150.7
Other comprehensive income, net of tax	—	11.9	11.9
Net transfers to parent	(209.8)	—	(209.8)

Balance at September 30, 2011	1,690.2	98.5	1,788.7
Net income	134.6	—	134.6
Other comprehensive loss, net of tax	—	(13.6)	(13.6)
Net transfers to parent	(17.8)	—	(17.8)

Balance at September 28, 2012	$1,807.0	$84.9	$1,891.9

See Notes to Combined Financial Statements.

THE PHARMACEUTICALS BUSINESS OF COVIDIEN PLC

COMBINED STATEMENTS OF CASH FLOWS

Fiscal Years Ended September 28, 2012, September 30, 2011 and September 24, 2010

(in millions)

	2012	2011	2010
Cash Flows from Operating Activities:
Net income	$134.6	$150.7	$200.6
Loss (income) from discontinued operations, net of income taxes	6.7	6.3	(54.7)

Income from continuing operations	141.3	157.0	145.9
Adjustments to reconcile net cash provided by continuing operating activities:
Depreciation and amortization	130.9	119.8	114.2
Share-based compensation	10.7	10.3	12.0
Deferred income taxes	9.0	36.4	(7.4)
Gain on divestitures	(2.9)	(11.1)	(3.9)
Other non-cash items	(7.8)	(0.3)	7.0
Changes in assets and liabilities, net of the effects of divestitures:
Accounts receivable, net	8.7	5.2	(32.4)
Inventories	(62.8)	12.2	2.9
Accounts payable	(8.3)	4.6	22.6
Income taxes	79.4	36.0	99.5
Accrued and other liabilities	(54.2)	(8.0)	18.0
Other	11.8	8.1	1.0

Net cash provided by continuing operating activities	255.8	370.2	379.4
Cash Flows from Investing Activities:
Capital expenditures	(144.2)	(120.4)	(103.5)
Divestitures, net of cash retained by businesses sold	(3.8)	7.9	286.3
Purchase of product rights	(13.2)	—	(55.0)
Restricted cash	5.6	0.1	—
Cash paid under license agreement	—	—	(15.0)
Other	3.4	(0.2)	1.5

Net cash (used in) provided by continuing investing activities	(152.2)	(112.6)	114.3
Cash Flows from Financing Activities:
Repayment of capital leases	(1.3)	(1.3)	(1.2)
Excess tax benefit from stock-based compensation	1.7	1.8	1.0
Net transfers to parent	(104.0)	(258.1)	(505.0)

Net cash used in continuing financing activities	(103.6)	(257.6)	(505.2)
Discontinued Operations:
Net cash provided by discontinued operating activities	—	—	22.8
Net cash used in discontinued investing activities	—	—	(11.3)

Net cash provided by discontinued operations	—	—	11.5

Net change in cash	$—	$—	$—

Supplementary Cash Flow Information:
Interest paid	$0.6	$0.6	$0.7
Income taxes paid, net of refunds	$4.9	$11.6	$23.2

See Notes to Combined Financial Statements.

THE PHARMACEUTICALS BUSINESS OF COVIDIEN PLC

NOTES TO COMBINED FINANCIAL STATEMENTS

1.	Basis of Presentation

Separation

On December 15, 2011, Covidien plc (“Covidien” or “parent”) announced a plan to spin off its Pharmaceuticals business into a separate, publicly traded company. Upon completion of the separation, Mallinckrodt plc will be the parent company which will own the Pharmaceuticals business.

Basis of Presentation

The Pharmaceuticals business of Covidien plc (such business referred to as the “Company”), presented herein, represents a combined reporting entity comprising the assets and liabilities used in managing and operating the Company, including corporations, branches and operations that have been carved out which relate to Covidien’s Pharmaceuticals business. The combined financial statements have been presented on a standalone basis and are derived from the consolidated financial statements of Covidien. The combined financial statements have been prepared in United States (“U.S.”) dollars and in accordance with accounting principles generally accepted in the U.S. (“GAAP”). The Company’s combined financial statements may not be indicative of the Company’s future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had it operated as an independent, publicly traded company during the periods presented.

Intercompany transactions between the Company and Covidien have been included in these combined financial statements and are considered to be effectively settled for cash in the combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows as a financing activity and in the combined balance sheets as parent company investment.

The combined financial statements include expense allocations for certain functions provided by Covidien, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, employee benefits and incentives, insurance and stock-based compensation. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on the basis of operating expenses, headcount or other measures. During fiscal 2012, 2011 and 2010, the Company was allocated $49.2 million, $56.3 million and $60.8 million, respectively, of general corporate expenses incurred by Covidien which are included within selling, general and administrative expenses in the combined statements of income. Management considers the bases on which the expenses have been allocated to reasonably reflect the utilization of services provided to or the benefit received by the Company during the periods presented. The allocations may not, however, reflect the expense the Company would have incurred as an independent, publicly traded company for the periods presented. Actual costs that may have been incurred if the Company had been a standalone company would depend on a number of factors, including the organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. The Company is unable to determine what such costs would have been had the Company been independent. Following the separation, the Company will perform these functions using its own resources or purchased services. For an interim period, however, some of these functions will continue to be provided by Covidien under a transition services agreement, particularly in relation to areas outside the U.S.

The combined financial statements include certain assets and liabilities that have historically been recorded at the Covidien corporate level but are specifically identifiable or otherwise allocable to the Company. The cash and cash equivalents held by Covidien at the corporate level are not specifically identifiable to the Company. Accordingly, cash and cash equivalents have not been allocated to the Company for any of the periods presented.

Covidien’s debt and the related interest expense have not been allocated to the Company for any of the periods presented since the Company is not the legal obligor of the debt and Covidien’s borrowings were not directly attributable to the Company’s business. Debt incurred by the Company directly has been included in the combined financial statements.

Covidien maintains self-insurance programs at the corporate level. The Company was allocated a portion of the expenses associated with these programs as part of the general corporate overhead expense allocation. In addition, certain product liability reserves have been allocated to the Company. No other self-insurance reserves have been allocated to the Company as the remaining self-insurance reserves represent obligations of Covidien, which are not transferrable.

The Company has disposed of some of the operations previously owned. Where appropriate, these operations have been reflected as discontinued operations in the combined financial statements. Divestitures of product lines not representing businesses have been reflected in operating income.

Fiscal Year

The Company reports its results based on a “52-53 week” year ending on the last Friday of September. Fiscal 2012 and 2010 consisted of 52 weeks and ended on September 28, 2012 and September 24, 2010, respectively. Fiscal 2011 ended on September 30, 2011 and consisted of 53 weeks. Unless otherwise indicated, references in the combined financial statements to 2012, 2011 and 2010 are to the Company’s fiscal year ended September 28, 2012, September 30, 2011 and September 24, 2010, respectively.

Principles of Combination

Entities in which Covidien owns or controls more than fifty percent of the voting shares or has the ability to control through similar rights are included in the combined financial statements to the extent they relate to Covidien’s Pharmaceuticals business. All intracompany transactions and accounts between the Company’s businesses have been eliminated. The results of entities disposed of are included in the combined financial statements up to the date of disposal.

Use of Estimates

The preparation of the combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results may differ from those estimates.

2.	Summary of Significant Accounting Policies

Revenue Recognition

The Company recognizes revenue for product sales when title and risk of loss have transferred from the Company to the buyer, which may be upon shipment or upon delivery to the customer site, based on contract terms or legal requirements in non-U.S. jurisdictions. The Company sells products direct to retail pharmacies and end user customers and through distributors who resell the products to retail pharmacies, institutions and end user customers. Chargebacks and rebates represent credits that are provided to certain distributors and customers for either the difference between the Company’s contracted price with a customer and the distributor’s invoice price paid to the Company or for contractually agreed volume price discounts. When the Company recognizes net sales, it simultaneously records an adjustment to revenue for estimated chargebacks, rebates, product returns and other sales deductions. These provisions are estimated based upon: historical experience, estimated future trends, estimated customer inventory levels, current contracted sales terms with customers, level of utilization of the

Company’s products and other competitive factors. The Company adjusts these reserves to reflect differences between estimated activity and actual experience. Such adjustments impact the amount of net sales recognized by the Company in the period of adjustment.

Taxes collected from customers relating to product sales and remitted to governmental authorities are accounted for on a net basis. Accordingly, such taxes are excluded from both net sales and expenses.

Shipping and Handling Costs

Shipping costs, which are costs incurred to physically move product from the Company’s premises to the customer’s premises, are classified as selling, general and administrative expenses. Handling costs, which are costs incurred to store, move and prepare product for shipment, are classified as cost of sales. Shipping costs included in selling, general and administrative expenses were $59.1 million, $57.3 million and $68.2 million in fiscal 2012, 2011 and 2010, respectively.

Research and Development

Internal research and development costs are expensed as incurred. Research and development expenses include salary and benefits, allocated overhead and occupancy costs, clinical trial and related clinical manufacturing costs, contract services and other costs.

Upfront and milestone payments made to third parties under license arrangements are expensed as incurred up to the point of regulatory approval of the product. Milestone payments made to third parties subsequent to regulatory approval are capitalized as an intangible asset and amortized to cost of sales over the estimated useful life of the related product.

Advertising

Advertising costs are expensed when incurred. Advertising expense for continuing operations was $8.8 million, $9.7 million and $9.6 million in fiscal 2012, 2011 and 2010, respectively, and is included in selling, general and administrative expenses.

Currency Translation

For the Company’s non-U.S. subsidiaries that transact in a functional currency other than U.S. dollars, assets and liabilities are translated into U.S. dollars using fiscal year-end exchange rates. Revenues and expenses are translated at the average exchange rates in effect during the related month. The net effect of these translation adjustments is shown in the combined financial statements as a component of accumulated other comprehensive income within parent company equity. For subsidiaries operating in highly inflationary environments or where the functional currency is different from the local currency, non-monetary assets and liabilities are translated at the rate of exchange in effect on the date the assets and liabilities were acquired or assumed, while monetary assets and liabilities are translated at fiscal year-end exchange rates. Translation adjustments of these subsidiaries are included in net income. Gains and losses resulting from foreign currency transactions are included in net income.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are presented net of an allowance for doubtful accounts. The allowance for doubtful accounts reflects an estimate of losses inherent in the Company’s accounts receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other available evidence. Accounts receivable are written off when management determines they are uncollectible.

Inventories

Inventories are recorded at the lower of cost or market value, primarily using the first-in, first-out convention. The Company reduces the carrying value of inventories for those items that are potentially excess, obsolete or slow-moving based on changes in customer demand, technology developments or other economic factors.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized, while routine maintenance and repairs are expensed as incurred. Depreciation for property, plant and equipment assets, other than land and construction in progress, is based upon the following estimated useful lives, using the straight-line method:

Buildings	5 to 45 years
Leasehold improvements	2 to 14 years
Machinery and equipment	3 to 20 years

The Company capitalizes certain computer software and development costs incurred in connection with developing or obtaining software for internal use. These costs are included in machinery and equipment and are amortized over the estimated useful lives of the software.

Upon retirement or other disposal of property, plant and equipment, the cost and related amount of accumulated depreciation are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds is included in net income.

The Company assesses the recoverability of assets using undiscounted cash flows whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. If an asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value of the asset and the present value of future cash flows or other reasonable estimate of fair value.

Acquisitions

Amounts paid for acquisitions are allocated to the tangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The Company then allocates the purchase price in excess of net tangible assets acquired to identifiable intangible assets, including purchased research and development. The fair value of identifiable intangible assets is based on detailed valuations that use information and assumptions provided by management. The Company allocates any excess purchase price over the fair value of the net tangible and intangible assets acquired to goodwill.

The Company’s purchased research and development represents the estimated fair value as of the acquisition date of in-process projects that have not reached technological feasibility. The primary basis for determining technological feasibility of these projects is obtaining regulatory approval.

The value of in-process research and development (“IPR&D”) is determined using the discounted cash flow method. In determining the value of IPR&D, the Company considers, among other factors, appraisals, the stage of completion of the projects, the technological feasibility of the projects, whether the projects have an alternative future use and the estimated residual cash flows that could be generated from the various projects and technologies over their respective projected economic lives. The discount rate used is determined at the time of acquisition and includes a rate of return which accounts for the time value of money, as well as risk factors that reflect the economic risk that the cash flows projected may not be realized.

The value attributable to IPR&D projects at the time of acquisition is capitalized as an indefinite-lived intangible asset and tested for impairment until the project is completed or abandoned. Upon completion of the project, the indefinite-lived intangible asset is then accounted for as a finite-lived intangible asset and amortized on a straight-line basis over its estimated useful life. If the project is abandoned, the indefinite-lived intangible asset is charged to expense. As of September 28, 2012, the Company had no IPR&D.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price of an acquired entity over the amounts assigned to assets and liabilities assumed in a business combination. The Company tests goodwill for impairment during the fourth quarter of each year, or more frequently if impairment indicators arise. The Company utilizes a two-step approach. The first step requires a comparison of the carrying value of the reporting units to the fair value of these units. The Company estimates the fair value of its reporting units through internal analyses and valuation, utilizing an income approach based on the present value of future cash flows. If the carrying value of a reporting unit exceeds its fair value, the Company will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of a reporting unit’s goodwill with its carrying value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

Intangible assets acquired in a business combination are recorded at fair value, while intangible assets acquired in other transactions are recorded at cost. Intangible assets with finite useful lives are subsequently amortized using the straight-line method over the following estimated useful lives of the assets:

Completed technology	5 to 25 years
License agreements	8 to 30 years
Trademarks	30 years

Amortization expense related to completed technology and certain other intangible assets is included in cost of sales, while amortization expense related to intangible assets that contribute to the Company’s ability to sell, market and distribute products is included in selling, general and administrative expenses. The Company reviews intangible assets for impairment by comparing the fair value of the assets, estimated using an income approach, with their carrying value. If the carrying value exceeds the fair value of the intangible asset, the amount recognized for impairment is equal to the difference between the carrying value of the asset and the present value of future cash flows. The Company assesses the remaining useful life and the recoverability of finite-lived intangible assets whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. Indefinite-lived intangible assets are tested for impairment at least annually.

Contingencies

The Company is subject to various patent, product liability, government investigations, environmental liability and other legal proceedings in the ordinary course of business. The Company records accruals for contingencies when it is probable that a liability has been incurred and the amount can be reasonably estimated. The Company discounts environmental liabilities using a risk-free rate of return when the obligation is fixed or reasonably determinable. The impact of the discount in the combined balance sheets was not material in any period presented. Legal fees, other than those pertaining to environmental and asbestos matters, are expensed as incurred. Insurance recoveries related to potential claims are recognized up to the amount of the recorded liability when coverage is confirmed and the estimated recoveries are probable of payment. Assets and liabilities are not netted for financial statement presentation.

Asset Retirement Obligations

The Company’s obligations to decommission two facilities upon a cessation of its radiological licensed operations are included on the combined balance sheets as asset retirement obligations. In addition, the Company establishes asset retirement obligations for certain assets at the time they are installed. The present value of an asset retirement obligation is recorded as a liability when incurred. The liability is subsequently adjusted in future periods as accretion expense is recorded or as revised estimates of the timing or amount of cash flows required to retire the asset are obtained. The corresponding asset retirement costs are capitalized as part of the carrying value of the related long-lived asset and depreciated over the asset’s useful life.

Income Taxes

Income taxes as presented are calculated on a separate tax return basis (inclusive of certain loss benefits), although the Company’s operations have historically been included in Covidien’s U.S. federal and state tax returns or the tax returns of non-U.S. jurisdictions. Accordingly, the income taxes presented may not be reflective of the results that would have occurred on a standalone basis.

With the exception of certain non-U.S. entities, the Company does not maintain taxes payable to or from Covidien and the Company is deemed to settle the annual current tax balances immediately with the legal tax-paying entities in the respective jurisdictions. These settlements are reflected as changes in parent company investment.

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been reflected in the combined financial statements. Deferred tax assets and liabilities are determined based on the differences between the book and tax bases of assets and liabilities and operating loss carryforwards, using tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to reduce net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company determines whether it is more likely than not that a tax position will be sustained upon examination. The tax benefit of any tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the uncertainty. To the extent a full benefit is not expected to be realized on the uncertain tax position, an income tax liability is established. Interest and penalties on income tax obligations, including uncertain tax positions, are included in the provision for income taxes.

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across the Company’s global operations. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from current estimates of the tax liabilities. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities may result in income tax benefits being recognized in the period when it is determined that the liabilities are no longer necessary. A significant portion of these potential tax liabilities are recorded in other liabilities on the combined balance sheets as payment is not expected within one year.

Parent Company Investment

Parent company investment in the combined balance sheets represents Covidien’s historical investment in the Company, the Company’s accumulated net earnings after income taxes, and the net effect of transactions with and allocations from Covidien.

3.	Discontinued Operations and Divestitures

Discontinued Operations

During fiscal 2010, the Specialty Chemicals business (formerly known as “Mallinckrodt Baker”), which was part of the Company’s Specialty Pharmaceuticals segment, was sold for net cash proceeds of $273.3 million. Mallinckrodt Baker was sold because its products and customer bases were not aligned with the Company’s long-term strategic objectives. This business met the discontinued operations criteria and, accordingly, is included in discontinued operations for all periods presented.

In connection with this transaction, the Company recorded a $20.4 million pre-tax gain on the sale of Mallinckrodt Baker during fiscal 2010. Included within this gain was a $17.7 million pre-tax charge associated with indemnification obligations to the purchaser, which are discussed in note 13.

During fiscal 2011, the Company recorded a $9.1 million pre-tax loss on the sale of Mallinckrodt Baker, primarily for pension settlements related to employees of this business. In addition, during fiscal 2012, the Company recorded an additional $6.7 million loss, primarily related to the indemnification obligations to the purchaser, which are discussed in note 13.

Net sales, income from operations and (loss) income on disposition for discontinued operations are as follows:

(Dollars in Millions)	2012	2011	2010
Net sales	$—	$—	$400.4

Income from operations, net of income tax provision of $—, $— and $28.3	$—	$—	$32.6
(Loss) income on disposition, net of income tax benefit of $—, $2.8 and $1.7	(6.7)	(6.3)	22.1

(Loss) income from discontinued operations, net of income taxes	$(6.7)	$(6.3)	$54.7

Divestitures

During fiscal 2011, the Company sold the rights to market TussiCaps extended-release capsules, a cough suppressant, for an upfront cash payment of $11.5 million. As a result of this transaction, the Company recorded an $11.1 million gain. The purchaser also may be obligated to make contingent payments to the Company of up to $11.5 million from December 31, 2011 through September 30, 2015, payable in equal quarterly installments until such time as a new competitive generic product is introduced into the market. In addition, the Company would receive a $1.0 million contingent payment if certain sales targets are achieved over the same time period. The Company received $2.9 million of contingent payments during fiscal 2012.

During fiscal 2010, the Company sold its nuclear radiopharmacies in the U.S. for net cash proceeds of $13.0 million. As a result of this transaction, the Company recorded a $3.9 million net gain. In connection with this sale, the Company also entered into a supply agreement, under which the purchaser committed to annual purchase volumes through December 31, 2014.

4.	Product Acquisitions

Roxicodone—In August 2012, the Company’s Specialty Pharmaceuticals segment paid $13.2 million under an agreement to acquire all of the rights to Xanodyne Pharmaceuticals, Inc.’s Roxicodone, which was capitalized as an intangible asset. Roxicodone is an immediate-release oral formulation of oxycodone hydrochloride indicated for the management of moderate to severe pain where the use of an opioid analgesic is appropriate. Roxicodone is the Reference Listed Drug for one of the Company’s generic products and is important to the Company’s product pipeline. There are no ongoing royalty payments under this agreement.

Exalgo—In June 2009, the Company’s Specialty Pharmaceuticals segment acquired the rights to market and distribute the pain management drug Exalgo in the U.S., for an upfront cash payment of $10.0 million, which was included in research and development expenses during fiscal 2009. Under the license arrangement, the Company is obligated to make additional payments of up to $73.0 million based upon the successful completion of specified development and regulatory milestones. During fiscal 2009, $10.0 million of such milestone payments were made and included in research and development expenses. During fiscal 2010, the U.S. Food and Drug Administration (“FDA”) approved the Exalgo New Drug Application (“NDA”) for the 8 mg, 12 mg and 16 mg tablet dosage forms, resulting in additional payments of $55.0 million, which were capitalized as an intangible asset. In addition, during fiscal 2012 the Company received FDA approval to market a 32 mg tablet dosage form. The Company is also required to pay royalties on sales of the product. During fiscal 2012, 2011 and 2010, the Company paid royalties of $16.1 million, $5.5 million and $4.4 million, respectively.

5.	License Agreements

Depomed, Inc.—In October 2009, the Company’s Specialty Pharmaceuticals segment licensed worldwide rights to utilize Depomed, Inc.’s (“Depomed”) Acuform gastric retentive drug delivery technology for the exclusive development of four products. Under this license agreement, the Company paid Depomed upfront and development payments of $5.3 million during fiscal 2009. In addition to these payments, the Company may be obligated to pay up to $64 million in additional development milestone payments. The Company will also pay Depomed a royalty on sales of products developed under this license agreement. During fiscal 2012 and 2010, an insignificant amount of milestone payments were expensed as incurred since regulatory approval had not yet been received. No milestone payments were made in fiscal 2011. In addition, no royalties have been paid through fiscal 2012.

Pennsaid—In June 2009, the Company’s Specialty Pharmaceuticals segment entered into a licensing agreement which granted it rights to market and distribute Pennsaid and MNK-395, product candidates for the treatment of osteoarthritis of the knee. This license arrangement included an upfront cash payment of $10.0 million, which was included in research and development expenses during fiscal 2009. The Company is also responsible for all future development activities and expenses. In addition, the Company may be required to make additional payments of up to $120 million based upon the successful completion of specified regulatory and sales milestones, and is required to pay royalties on sales of the products. During fiscal 2010, upon FDA approval of the Pennsaid NDA, the Company made a milestone payment of $15.0 million, which was capitalized as an intangible asset. During fiscal 2012, the Company paid royalties of $7.5 million associated with this product. The amount of royalties the Company paid during fiscal 2011 and 2010 were insignificant. MNK-395 is currently under FDA review.

6.	Restructuring and Related Charges, Net

During fiscal 2011 and fiscal 2009, Covidien launched restructuring programs designed to improve its cost structure. The 2009 program is substantially completed. The Company expects to incur charges under the 2011 program as the specific actions required to execute on these initiatives are identified and approved, most of which are expected to be incurred by the end of fiscal 2014.

Net restructuring and related charges by segment are as follows:

(Dollars in Millions)	2012	2011	2010
Specialty Pharmaceuticals	$11.3	$6.5	$3.3
Global Medical Imaging	7.9	3.8	8.4
Corporate	—	(0.3)	(0.2)

	19.2	10.0	11.5
Less: accelerated depreciation	(8.0)	(1.6)	—

Restructuring charges, net	$11.2	$8.4	$11.5

Net restructuring and related charges are comprised of the following:

(Dollars in Millions)	2012	2011	2010
2011 program	$21.0	$9.4	$—
2009 program	(1.8)	0.6	11.5

	19.2	10.0	11.5
Less: non-cash charges, including accelerated depreciation	(6.2)	(1.6)	(0.3)

Total charges expected to be settled in cash	$13.0	$8.4	$11.2

The following table summarizes cash activity for restructuring reserves that are specifically identifiable to the Company, substantially all of which relates to employee severance and benefits:

(Dollars in Millions)	2011 Program	2009 Program	Total
Balance at September 25, 2009	$—	$13.0	$13.0
Charges	—	11.7	11.7
Changes in estimate	—	(0.5)	(0.5)
Cash payments	—	(14.8)	(14.8)
Reclassifications(1)	—	(4.6)	(4.6)
Currency translation	—	(0.3)	(0.3)

Balance at September 24, 2010	—	4.5	4.5
Charges	7.8	1.8	9.6
Changes in estimate	—	(1.2)	(1.2)
Cash payments	(0.2)	(3.3)	(3.5)
Reclassifications(1)	—	(1.6)	(1.6)
Currency translation	(0.2)	—	(0.2)

Balance at September 30, 2011	7.4	0.2	7.6
Charges	12.5	0.3	12.8
Changes in estimate	0.3	(0.1)	0.2
Cash payments	(11.3)	(0.2)	(11.5)
Reclassifications(1)	(0.1)	(0.1)	(0.2)

Balance at September 28, 2012	$8.8	$0.1	$8.9

(1)	Primarily represents the reclassification of pension and other postretirement benefits from restructuring reserves to pension and post retirement obligations.

Net restructuring and related charges, including associated asset impairments, incurred cumulative to date related to the 2011 program are as follows:

(Dollars in Millions)	2011 Program
Specialty Pharmaceuticals	$16.7
Global Medical Imaging	13.7

Total	$30.4

Restructuring reserves are reported on the Company’s combined balance sheets in accrued and other current liabilities.

7.	Income Taxes

The U.S. and non-U.S. components of income from continuing operations before income taxes were as follows:

(Dollars in Millions)	2012	2011	2010
U.S.	$174.6	$134.9	$152.8
Non-U.S.	61.5	108.3	90.4

	$236.1	$243.2	$243.2

Significant components of income taxes related to continuing operations are as follows:

(Dollars in Millions)	2012	2011	2010
Current:
United States:
Federal	$61.1	$19.2	$58.3
State	7.2	2.4	11.8
Non-U.S.	17.5	28.2	34.6

Current income tax provision	85.8	49.8	104.7
Deferred:
United States:
Federal	5.3	37.8	(5.7)
State	2.4	4.3	(0.6)
Non-U.S.	1.3	(5.7)	(1.1)

Deferred income tax provision (benefit)	9.0	36.4	(7.4)

	$94.8	$86.2	$97.3

The reconciliation between U.S. federal income taxes at the statutory rate and the Company’s provision for income taxes on continuing operations is as follows:

(Dollars in Millions)	2012	2011	2010
Notional U.S. federal income taxes at the statutory rate	$82.6	$85.1	$85.1
Adjustments to reconcile to the income tax provision:
U.S. state income tax provision, net	7.1	5.9	7.0
Rate differences between non-U.S. and U.S. jurisdictions(1)	(3.5)	(16.8)	(10.7)
Adjustments to accrued income tax liabilities and uncertain tax positions	2.3	0.9	10.4
Withholding tax, net	0.4	3.8	1.1
Credits, principally research	(0.8)	(4.1)	(0.7)
Nondeductible expenses	8.1	8.4	7.4
Other	(1.4)	3.0	(2.3)

Provision for income taxes	$94.8	$86.2	$97.3

(1)	Excludes non-deductible charges and other items which are broken out separately in the statutory rate reconciliation presented.

As of September 28, 2012, September 30, 2011 and September 24, 2010, the amounts of unrecognized tax benefits for which the Company is legally and directly liable and would be required to remit cash if not sustained were $13.4 million, $14.2 million and $15.9 million, respectively. Historically, the Company’s operations have been included in tax returns filed by Covidien or certain of its subsidiaries not included in the combined financial statements. As a result, some federal uncertain tax positions related to the Company’s operations result in unrecognized tax benefits that are obligations of entities not included in the combined financial statements. Because the activities that give rise to these unrecognized tax benefits relate to the Company’s operations, the impact of these items (presented in the table below) have been charged to the income tax provision through parent company investment, a component of parent company equity.

The following table summarizes the activity related to the Company’s unrecognized tax benefits, excluding interest:

(Dollars in Millions)	2012	2011	2010
Balance at beginning of fiscal year	$168.4	$175.7	$183.5
Additions related to current year tax positions	1.3	2.2	2.8
Additions related to prior period tax positions	1.6	1.1	1.1
Reductions related to prior period tax positions	(1.9)	(3.9)	(8.5)
Settlements	(1.7)	(6.7)	(0.2)
Lapse of statute of limitations	(2.2)	—	(3.0)

Balance at end of fiscal year	165.5	168.4	175.7
Cash advance paid in connection with proposed settlements	(23.5)	(23.5)	—

Balance at end of fiscal year, net of cash advance	$142.0	$144.9	$175.7

During fiscal 2011, Covidien made a $35.1 million advance payment to the U.S. Internal Revenue Service in connection with the proposed settlement of certain tax matters. This payment was comprised of $23.5 million of tax and $11.6 million of interest.

Unrecognized tax benefits are reported in the following combined balance sheet captions in the amount shown:

(Dollars in Millions)	2012	2011
Other liabilities	$13.4	$14.2
Parent company investment	152.1	154.2

	$165.5	$168.4

The Company had unrecognized tax benefits of $144.3 million, $144.8 million and $149.8 million as of September 28, 2012, September 30, 2011 and September 24, 2010, respectively, which if settled favorably would benefit the effective tax rate. The remaining $21.2 million, $23.6 million and $25.9 million of unrecognized tax benefits as of September 28, 2012, September 30, 2011 and September 24, 2010, respectively, would be offset by the write off of related deferred and other tax assets, if recognized. During fiscal 2012, 2011 and 2010, the Company accrued additional interest of $1.4 million, $3.8 million and $6.5 million, respectively. The total amount of accrued interest related to uncertain tax positions was $33.9 million, $32.5 million and $40.3 million at September 28, 2012, September 30, 2011 and September 24, 2010, respectively, of which $26.0 million, $24.8 million and $32.3 million was included in parent company investment as of September 28, 2012, September 30, 2011 and September 24, 2010, respectively. Non-current income taxes payable also includes anticipated refunds and other items not related to uncertain tax positions.

Income taxes payable is reported in the following combined balance sheet captions in the amounts shown:

(Dollars in Millions)	2012	2011
Accrued and other current liabilities	$2.6	$0.7
Other liabilities	19.4	19.9

	$22.0	$20.6

Covidien continues to be examined by various tax authorities. The resolution of these tax matters could result in a significant change in the Company’s unrecognized tax benefits. However, the Company does not expect that the total amount of unrecognized tax benefits will significantly change over the next twelve months.

As of September 28, 2012, tax years that remain subject to examination in the Company’s major tax jurisdictions are as follows:

Jurisdiction	Earliest Open Year
United States—federal and state	1996
Australia	2008
Canada	2004
France	2000
Germany	2003
Ireland	2008
Italy	2005
Japan	2006
Netherlands	2005
Switzerland	2004
United Kingdom	2009

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred tax asset at the end of each fiscal year are as follows:

(Dollars in Millions)	2012	2011
Deferred tax assets:
Accrued liabilities and reserves	$47.4	$46.0
Inventories	36.4	40.7
Environmental liabilities	66.4	75.6
Rebate reserves	38.1	38.7
Indemnification reserves	14.9	15.3
Postretirement benefits	67.7	74.5
Other	20.8	24.9

	291.7	315.7

Deferred tax liabilities:
Property, plant and equipment	(139.9)	(150.0)
Intangible assets	(89.1)	(94.2)

	(229.0)	(244.2)

Net deferred tax asset before valuation allowances	62.7	71.5
Valuation allowances	(15.3)	(15.6)

Net deferred tax asset	$47.4	$55.9

Deferred taxes are reported in the following combined balance sheet captions in the amounts shown:

(Dollars in Millions)	2012	2011
Deferred income taxes (current assets)	$119.9	$130.5
Other assets	3.8	3.2
Accrued and other current liabilities	(2.6)	(1.7)
Deferred income taxes (non-current liabilities)	(73.7)	(76.1)

Net deferred tax asset	$47.4	$55.9

At September 28, 2012, the Company had approximately $4.6 million of net operating loss carryforwards in certain non-U.S. jurisdictions, of which $2.4 million have no expiration, and the remaining $2.2 million will expire in future years through 2021.

The valuation allowances for deferred tax assets of $15.3 million and $15.6 million at September 28, 2012 and September 30, 2011, respectively, relate principally to the uncertainty of the utilization of certain deferred tax assets, primarily certain reserves in non-U.S. jurisdictions and unrealized capital losses in the U.S. The Company believes that it will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets.

During fiscal 2012 and 2011, the Company provided for U.S. and non-U.S. income and withholding taxes in the amount of $0.4 million and $3.8 million, respectively, on earnings that were or are intended to be repatriated. In general, the remaining earnings of the Company’s subsidiaries are considered to be permanently reinvested. Income taxes are not provided on undistributed earnings of U.S. and non-U.S. subsidiaries that are either indefinitely reinvested or can be distributed on a tax-free basis. It is not practicable to determine the cumulative amount of undistributed earnings and tax liability that would arise if these earnings were remitted.

8.	Inventories

At the end of fiscal 2012 and 2011, inventories were comprised of:

(Dollars in Millions)	2012	2011
Raw materials and supplies	$74.1	$73.7
Work in process	184.7	161.3
Finished goods	176.5	138.5

Inventories	$435.3	$373.5

9.	Property, plant and equipment

At the end of fiscal 2012 and 2011, property, plant and equipment at cost and accumulated depreciation were:

(Dollars in Millions)	2012	2011
Land	$60.0	$60.4
Buildings and related improvements	297.3	276.6
Machinery and equipment	1,212.7	1,134.2
Construction in progress	181.4	154.5

	1,751.4	1,625.7
Less: accumulated depreciation	(806.2)	(719.4)

Property, plant and equipment, net	$945.2	$906.3

The amounts above include property under capital leases of $17.0 million and $17.9 million at September 28, 2012 and September 30, 2011, respectively, consisting primarily of buildings. Accumulated amortization of capitalized lease assets was $14.3 million and $14.1 million at the end of fiscal 2012 and 2011, respectively. In addition, machinery and equipment includes capitalized software costs of $59.9 million and $52.2 million at September 28, 2012 and September 30, 2011, respectively. Accumulated amortization of capitalized software was $43.3 million and $38.2 million at the end of fiscal 2012 and 2011, respectively.

Depreciation expense, including amounts related to capitalized leased assets, was $103.6 million, $92.8 million and $90.8 million in fiscal 2012, 2011 and 2010, respectively.

10.	Goodwill and Intangible Assets

Goodwill for the Company’s operating segments consisted of the following:

(Dollars in Millions)	September 28, 2012	September 30, 2011
Specialty Pharmaceuticals	$287.8	$287.8
Global Medical Imaging	219.7	219.7

	$507.5	$507.5

The gross carrying amount and accumulated amortization of intangible assets at the end of fiscal 2012 and 2011 were as follows:

	2012		2011
(Dollars in Millions)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable:
Completed technology	$376.1	$173.7	$362.8	$159.0
Licenses	191.1	67.1	191.1	54.8
Trademarks	7.7	3.5	7.7	3.3

Total	$574.9	$244.3	$561.6	$217.1

Non-Amortizable:
Trademarks	$35.0		$35.0

Intangible asset amortization expense for fiscal 2012, 2011 and 2010 was $27.3 million, $27.0 million and $23.4 million, respectively. The estimated aggregate amortization expense on intangible assets owned by the Company as of September 28, 2012 is expected to be $29.7 million in fiscal 2013 through fiscal 2016 and $28.2 million in fiscal 2017.

In fiscal 2008, the Company’s Global Medical Imaging segment acquired completed technology, which facilitates the injection of contrast media. In fiscal 2010, the Company decided to market the technology for sale. However, the Company subsequently realized that a design flaw of the technology would prohibit the sale of the products without further investment. The Company decided not to make any further investment in the technology and, accordingly, recorded an impairment charge of $4.6 million to write off the entire amount of the intangible asset, which is included in research and development expenses in fiscal 2010. The Company recorded total intangible asset impairments of $6.4 million during fiscal 2010.

11.	Related Party Transactions

The combined financial statements have been prepared on a standalone basis and are derived from the consolidated financial statements and accounting records of Covidien.

Related Party Sales and Purchases

During fiscal 2012, 2011 and 2010, the Company sold products to other Covidien businesses in the amount of $54.2 million, $52.4 million and $50.5 million, respectively, which is included in net sales in the combined statements of income. The Company also purchases inventories from other Covidien businesses. The Company purchased and recognized in cost of sales inventory from Covidien of $34.7 million, $41.1 million and $38.1 million in fiscal 2012, 2011 and 2010, respectively. As of September 28, 2012 and September 30, 2011, the aggregate amount of inventories purchased from other Covidien businesses that remained on the Company’s combined balance sheets was insignificant.

Royalty Income

During fiscal 2012, 2011 and 2010, a subsidiary of Covidien paid royalties to the Company for use of certain trademarks and technology. Amounts outstanding under these agreements are considered settled for cash in the combined financial statements at the end of each reporting period and, as such, are included in parent company investment. During fiscal 2012, 2011 and 2010, the Company recognized royalty income of $0.9 million, $2.9 million and $3.5 million, respectively, which is included in other income in the combined statements of income.

Parent Company Equity

Covidien uses a centralized approach to cash management and financing of its operations, excluding debt directly incurred by any of its businesses. The Company’s cash is transferred to Covidien daily and Covidien funds the Company’s operating and investing activities as needed. Cash transfers to and from Covidien’s cash management system are reflected as a component of parent company investment within parent company equity in the combined balance sheets.

Net transfers to parent are included within parent company investment on the combined statements of parent company equity. The components of the net transfers to parent for fiscal 2012, 2011 and 2010 are as follows:

(Dollars in Millions)	2012	2011	2010
Cash pooling and general financing activities	$(84.0)	$(258.2)	$(209.8)
Corporate expense allocation	49.2	56.3	60.8
Cash transfer from (to) parent for divestitures	3.8	(7.9)	(286.3)
Cash transfer from parent for purchase of product rights and license	13.2	—	70.0

Total net transfers to parent	$(17.8)	$(209.8)	$(365.3)

12.	Debt

At the end of fiscal 2012 and 2011, debt was comprised of:

(Dollars in Millions)	2012	2011
Current maturities of long-term debt:
Capital lease obligation	$1.3	$1.3
Long-term debt:
7% debentures due December 2013	5.8	5.8
Capital lease obligation	3.1	4.6

Total	8.9	10.4

Total debt	$10.2	$11.7

Since quoted market prices for the Company’s debentures are not available in an active market, they are classified as level 2 for purposes of developing an estimate of their fair value. The fair value of the Company’s debt did not differ significantly from its carrying value at September 28, 2012 and September 30, 2011.

The Company’s capital lease obligation relates to a non-U.S. manufacturing facility. This lease expires in December 2015. The aggregate amounts of debt, including capital lease obligation, maturing during the next five fiscal years are as follows:

(Dollars in Millions)
Fiscal 2013	$1.3
Fiscal 2014	7.1
Fiscal 2015	1.4
Fiscal 2016	0.4
Fiscal 2017	—

13.	Guarantees

In disposing of assets or businesses, the Company often provides representations, warranties and indemnities to cover various risks and liabilities, including unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities and unidentified tax liabilities related to periods prior to disposition. Except as discussed below, the Company generally does not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, the Company has no reason to believe that these uncertainties would have a material adverse effect on its financial condition, results of operations and cash flows.

In connection with the sale of Mallinckrodt Baker, the Company agreed to indemnify the purchaser with respect to various matters, including environmental, health, safety, tax and other matters. The indemnification obligations relating to environmental, health and safety matters have a term of 17 years, while some of the other indemnification obligations have an indefinite term. The amount of the liability relating to all of these indemnification obligations included in other liabilities on the Company’s combined balance sheets at both September 28, 2012 and September 30, 2011 was $22.4 million, of which $18.3 million related to environmental, health and safety matters. The value of the environmental, health and safety indemnity was measured based on the probability-weighted present value of the costs expected to be incurred to address environmental, health and safety claims made under the indemnity. The aggregate fair value of these indemnification obligations did not differ significantly from their aggregate carrying value at September 28, 2012 and September 30, 2011. As of September 28, 2012, the maximum future payments the Company could be required to make under all of these indemnification obligations was $76.5 million. The Company was required to pay $30.0 million into an escrow account as collateral for all of these indemnification obligations to the purchaser, of which $24.5 million and $30.0 million remained in other assets on the combined balance sheet at September 28, 2012 and September 30, 2011, respectively.

The Company has recorded liabilities for known indemnification obligations included as part of environmental liabilities, which are discussed in note 20. In addition, the Company is liable for product performance; however in the opinion of management, such obligations will not have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

The Company is required to provide the Nuclear Regulatory Commission financial assurance demonstrating its ability to cover the cost of decommissioning its Maryland Heights, Missouri radiopharmaceuticals production facility upon closure, though the Company does not intend to close this facility. The Company has provided this financial assurance in the form of a $58.0 million surety bond. In addition, as of September 28, 2012, the Company had a $21.1 million letter of credit to guarantee decommissioning costs associated with its St. Louis, Missouri plant.

As of September 28, 2012, the Company had various other letters of credit and guarantee and surety bonds totaling $25.8 million. In addition, at September 28, 2012, Covidien had outstanding letters of credit and guarantee and surety bonds totaling $108.4 million, which supported multiple Covidien businesses, including the Company.

14.	Derivative Instruments

The Company is exposed to certain risks relating to its business operations. Risks that relate to foreign exchange exposure and certain commodity price exposures are managed by participating in the centralized hedging functions of Covidien which are designed to minimize exposure to such risks. Foreign currency option and forward contracts are used to economically manage the foreign exchange exposures of operations outside the U.S. Swap contracts on commodities are periodically entered into to manage the price risk associated with forecasted purchases of commodities used in the Company’s manufacturing processes. The associated derivative assets and liabilities have not been included on the Company’s combined balance sheet since derivative activity is centrally managed by Covidien. Changes in the derivative financial instrument’s fair value which related to the Company’s business operations, however, have been recognized in the Company’s earnings unless specific hedge criteria are met. Covidien has designated certain commodity swap contracts as cash flow hedges. Covidien has not designated the foreign currency forward and option contracts as hedging instruments.

Foreign Exchange Exposure

Derivatives not designated as hedging instruments—The Company has foreign exchange exposure on the translation of the financial statements and on transactions denominated in foreign currencies. Covidien’s policy is to use various forward and option contracts to economically manage foreign currency exposures on accounts and notes receivable, accounts payable, intercompany loans and forecasted transactions that are denominated in certain foreign currencies. Covidien generally manages its exposure for forecasted transactions for the upcoming 12 months. These contracts do not meet the necessary criteria to qualify for hedge accounting; accordingly, changes in fair value are recognized in earnings.

The amount of net (loss) gain on foreign exchange forward and option contracts not designated as hedging instruments and related hedged items were recorded as follows:

(Dollars in Millions)	2012	2011	2010
Cost of sales	$(0.3)	$(3.7)	$—
Selling, general and administrative expenses	0.1	0.1	(3.1)

	$(0.2)	$(3.6)	$(3.1)

Commodities Exposure

Covidien has entered into gas commodity swap contracts on behalf of the Company. The amounts of the net losses on these contracts were recorded as follows:

(Dollars in Millions)	2012	2011	2010
Cost of sales	$0.9	$0.8	$1.1
Selling, general and administrative expenses	2.3	2.4	1.7

	$3.2	$3.2	$2.8

15.	Financial Instruments and Fair Value Measurements

Fair value is defined as the exit price that would be received from the sale of an asset or paid to transfer a liability, using assumptions that market participants would use in pricing an asset or liability. The fair value guidance establishes a three-level hierarchy, which maximizes the use of observable inputs and minimizes the use of unobservable inputs used in measuring fair value. The levels within the hierarchy are as follows:

Level 1—	observable inputs such as quoted prices in active markets for identical assets or liabilities;
Level 2—	significant other observable inputs that are observable either directly or indirectly; and
Level 3—	significant unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions.

The following tables provide a summary of the significant assets and liabilities that are measured at fair value on a recurring basis at September 28, 2012:

(Dollars in Millions)	Total	Basis of Fair Value Measurement
		Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
Assets
Debt and equity securities held in rabbi trust	$25.2	$13.7	$11.5

Liabilities
Deferred compensation liabilities	$9.3	$9.3	$—

The following tables provide a summary of the significant assets and liabilities that are measured at fair value on a recurring basis at September 30, 2011:

(Dollars in Millions)	Total	Basis of Fair Value Measurement
		Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
Assets
Debt and equity securities held in rabbi trust	$22.5	$8.8	$13.7

Liabilities
Deferred compensation liabilities	$6.4	$6.4	$—

Debt and equity securities held in rabbi trust—Debt securities held in the rabbi trust primarily consist of U.S. government and agency securities and corporate bonds. When quoted prices are available in an active market, the investments are classified as level 1. When quoted market prices for a security are not available in an active market, they are classified as level 2. Equity securities held in the rabbi trust primarily consist of U.S. common stocks, which are valued using quoted market prices reported on nationally recognized securities exchanges.

Deferred compensation liabilities—Covidien maintains a non-qualified deferred compensation plan in the U.S., which permits eligible employees of the Company to defer a portion of their compensation. A recordkeeping account is set up for each participant and the participant chooses from a variety of funds for the deemed investment of their accounts. The measurement funds generally correspond to the funds offered in Covidien’s U.S. tax-qualified defined contribution retirement plan and the account balance fluctuates with the investment returns on those funds.

Financial Instruments Not Measured at Fair Value

The fair value of restricted cash is equivalent to its carrying value of $24.6 million and $30.2 million as of September 28, 2012 and September 30, 2011, respectively (level 1), substantially all of which is included in other assets on the combined balance sheets. The Company’s life insurance contracts are carried at cash surrender value (level 3). The fair value of these contracts approximates the carrying value of $47.6 million and $46.6 million at September 28, 2012 and September 30, 2011, respectively.

Concentration of Credit and Other Risks

Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of accounts receivable. The Company does not require collateral from customers. A portion of the Company’s trade accounts receivable outside the U.S., however, include sales to government-owned or supported healthcare systems in several countries, which are subject to payment delays. Payment is dependent upon the financial stability and creditworthiness of those countries’ national economies. Deteriorating credit and economic conditions in parts of Western Europe, particularly in Spain and Italy, may continue to increase the average length of time it takes the Company to collect its accounts receivable in certain regions within these countries.

The Company routinely evaluates all government receivables for potential collection risks associated with the availability of government funding and reimbursement practices. While the Company’s accounts receivable, net of allowance for doubtful accounts, in Greece is insignificant, during fiscal 2012, the Company recorded a $4.4 million charge to write down its outstanding accounts receivable in Greece. This charge is included within selling, general and administrative expenses. The Company has not incurred any other significant losses on government receivables; however, if the financial condition of customers or the countries’ healthcare systems continue to deteriorate such that their ability to make payments is uncertain, additional allowances may be required in future periods.

The Company’s accounts receivable, net of the allowance for doubtful accounts, in Spain and Italy at the end of each period are as follows:

(Dollars in Millions)	2012	2011
Spain	$15.0	$26.6
Italy	12.5	14.7

Net sales to customers in Spain and Italy totaled $55.0 million, $60.2 million and $58.7 million for fiscal 2012, 2011 and 2010, respectively.

The following table shows net sales attributable to distributors that accounted for 10% or more of the Company’s total net sales:

	2012	2011	2010
Cardinal Health, Inc.	19%	19%	15%
McKesson Corporation	14%	13%	11%
AmerisourceBergen Corporation	9%	10%	8%

The following table shows accounts receivable attributable to distributors that accounted for 10% or more of the Company’s gross accounts receivable at the end of each period:

	2012	2011
Cardinal Health, Inc.	19%	19%
McKesson Corporation	20%	16%
AmerisourceBergen Corporation	10%	12%

The following table shows net sales attributable to products that accounted for 10% or more of the Company’s total net sales:

	2012	2011	2010
Optiray (CMDS)	17%	19%	17%
Acetaminophen products (API)	11%	11%	10%

Molybdenum-99 (“Mo-99”) is a key raw material in the Company’s Ultra-Technekow DTE technetium generators that are sold by its Global Medical Imaging segment. There are only eight suppliers of this raw material worldwide. The Company has agreements to obtain Mo-99 from three nuclear research reactors and relies predominantly on two of these reactors for its Mo-99 supply. Accordingly, a disruption in the commercial supply or a significant increase in the cost of this material from these sources could have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

16.	Retirement Plans

Defined Benefit Plans

The Company sponsors a number of defined benefit retirement plans covering certain of its U.S. employees and non-U.S. employees. As of September 28, 2012, U.S. plans represented 73% of the Company’s total pension plan assets and 78% of the Company’s total projected benefit obligation. The Company generally does not provide postretirement benefits other than retirement plan benefits for its employees. However, certain of the Company’s U.S. employees participate in postretirement benefit plans that provide medical benefits. These plans are unfunded.

During fiscal 2011, the Company amended one of its U.S. retiree medical plans to eliminate coverage for future retirees unless certain conditions were met. The plan amendment reduced the Company’s overall obligation to participants by $17.0 million and impacted both prior and future benefits under the plan. As a result of this amendment, the Company’s net periodic benefit cost decreased by approximately $8.6 million during fiscal 2011.

During fiscal 2011, the Company incurred settlement charges of $11.1 million resulting from the level of lump-sum payments paid out of one of its U.S. pension plans, a significant portion of which were driven by the divestiture of Mallinckrodt Baker. During fiscal 2010, the Company incurred settlement charges of $7.4 million resulting from the level of lump-sum payments paid out of one of its U.S. pension plans stemming primarily from restructuring actions.

The net periodic benefit cost (credit) for pension and postretirement benefit plans is as follows:

	Pension Benefits			Postretirement Benefits
(Dollars in Millions)	2012	2011	2010	2012	2011	2010
Service cost	$5.0	$6.2	$7.4	$0.1	$0.2	$1.0
Interest cost	21.2	23.5	24.9	3.1	3.8	4.9
Expected return on plan assets	(24.5)	(25.3)	(23.8)	—	—	—
Amortization of prior service cost (credit)	0.7	0.8	1.8	(9.2)	(9.0)	(5.8)
Amortization of net actuarial loss	11.7	11.8	11.5	0.2	0.5	0.3
Plan settlements (gain) loss	(0.2)	11.1	7.4	—	—	—
Curtailments	—	1.9	0.1	—	(4.6)	—
Special termination benefits	—	0.1	1.8	—	—	—

Net periodic benefit cost (credit)	$13.9	$30.1	$31.1	$(5.8)	$(9.1)	$0.4

The following table represents the changes in benefit obligations, plan assets and the net amounts recognized on the combined balance sheet for pension and postretirement benefit plans at the end of fiscal 2012 and 2011:

	Pension Benefits		Postretirement Benefits
(Dollars in Millions)	2012	2011	2012	2011
Change in benefit obligations:
Projected benefit obligations at beginning of year	$491.1	$498.9	$80.1	$100.0
Service cost	5.0	6.2	0.1	0.2
Interest cost	21.2	23.5	3.1	3.8
Employee contributions	0.3	0.3	—	—
Actuarial loss (gain)	53.3	12.8	2.8	(4.3)
Benefits and administrative expenses paid	(32.3)	(21.8)	(5.8)	(6.0)
Plan amendments	—	—	—	(17.0)
Plan settlements	(0.3)	(30.0)	—	—
Curtailments	—	—	—	3.4
Currency translation	(5.1)	1.2	—	—

Projected benefit obligations at end of year	$533.2	$491.1	$80.3	$80.1

Change in plan assets:
Fair value of plan assets at beginning of year	$383.6	$379.3	$—	$—
Actual return on plan assets	63.0	25.0	—	—
Employer contributions	23.4	30.2	5.8	6.0
Employee contributions	0.3	0.3	—	—
Benefits and administrative expenses paid	(32.3)	(21.8)	(5.8)	(6.0)
Plan settlements	(0.3)	(30.0)	—	—
Currency translation	(5.7)	0.6	—	—

Fair value of plan assets at end of year	$432.0	$383.6	$—	$—

Funded status at end of year	$(101.2)	$(107.5)	$(80.3)	$(80.1)

Amounts recognized on the combined balance sheet:
Non-current assets	$17.7	$25.6	$—	$—
Current liabilities	(2.2)	(2.2)	(7.4)	(8.1)
Non-current liabilities	(116.7)	(130.9)	(72.9)	(72.0)

Net amount recognized on the combined balance sheet	$(101.2)	$(107.5)	$(80.3)	$(80.1)

Amounts recognized in accumulated other comprehensive income consist of:
Net actuarial loss	$(127.5)	$(123.2)	$(12.1)	$(9.5)
Prior service (cost) credit	(1.8)	(2.5)	20.8	30.0

Net amount recognized in accumulated other comprehensive income	$(129.3)	$(125.7)	$8.7	$20.5

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost (credit) in fiscal 2013 are as follows:

(Dollars in Millions)	Pension Benefits	Postretirement Benefits
Amortization of net actuarial loss	$12.1	$0.4
Amortization of prior service cost (credit)	0.6	(9.2)

The accumulated benefit obligation for all pension plans at the end of fiscal 2012 and 2011 was $527.6 million and $487.0 million, respectively.

Additional information related to pension plans is as follows:

(Dollars in Millions)	2012	2011
Pension plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligation	$414.3	$386.3
Fair value of plan assets	295.4	253.3

The accumulated benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets do not significantly differ from the amounts in the table above since substantially all of the Company’s pension plans are frozen.

Actuarial Assumptions

Weighted-average assumptions used to determine net periodic benefit cost for the Company’s pension plans are as follows:

	U.S. Plans			Non-U.S. Plans
	2012	2011	2010	2012	2011	2010
Discount rate	4.4%	4.9%	5.5%	5.2%	4.7%	6.2%
Expected return on plan assets	7.5%	7.6%	7.2%	4.0%	4.0%	4.1%
Rate of compensation increase	2.8%	2.8%	2.1%	3.7%	3.7%	3.1%

Weighted-average assumptions used to determine benefit obligations for the Company’s pension plans are as follows:

	U.S. Plans			Non-U.S. Plans
	2012	2011	2010	2012	2011	2010
Discount rate	3.5%	4.4%	4.9%	4.0%	5.2%	4.7%
Rate of compensation increase	—%	2.8%	2.8%	3.7%	3.7%	3.7%

For the Company’s U.S. plans, the discount rate is based on the market rate for a broad population of Moody’s AA-rated corporate bonds over $250 million. For the Company’s non-U.S. plans, the discount rate is generally determined by reviewing country and region specific government and corporate bond interest rates.

In determining the expected return on pension plan assets, Covidien and the Company consider the relative weighting of plan assets by class and individual asset class performance expectations as provided by external advisors in reaching conclusions on appropriate assumptions. The investment strategy for the pension plans has been governed by Covidien. Covidien’s overall investment objective is to obtain a long-term return on plan assets that is consistent with the level of investment risk that is considered appropriate. Investment risks and returns are reviewed regularly against benchmarks to ensure objectives are being met.

The weighted-average discount rate used to determine net periodic benefit cost and obligations for the Company’s postretirement benefit plans are as follows:

	2012	2011	2010
Net periodic benefit cost	4.1%	4.6%	5.4%
Benefit obligations	3.2%	4.1%	4.6%

Healthcare cost trend assumptions for postretirement benefit plans are as follows:

	2012	2011
Healthcare cost trend rate assumed for next fiscal year	7.5%	7.8%
Rate to which the cost trend rate is assumed to decline	4.5%	4.5%
Fiscal year the ultimate trend rate is achieved	2029	2029

A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

(Dollars in Millions)	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	$0.2	$(0.2)
Effect on postretirement benefit obligation	3.5	(3.5)

Plan Assets

The Company’s U.S. pension plans have a target allocation of either 59% equity securities and 41% debt securities or 33% equity securities and 67% debt securities, depending on the status and duration of liabilities of the plan. Various asset allocation strategies are in place for non-U.S. pension plans depending upon local law, status, funding level and duration of liabilities. The weighted-average target allocation for the Company’s non-U.S. pension plans at the end of fiscal 2012 is as follows:

Equity securities	15%
Debt securities	80
Real estate	5

Total	100%

Pension plans have the following weighted-average asset allocations at the end of each fiscal year:

	U.S. Plans		Non-U.S. Plans
	2012	2011	2012	2011
Equity securities	58%	56%	8%	10%
Debt securities	40	42	89	86
Cash and cash equivalents	1	1	—	—
Real estate and other	1	1	3	4

Total	100%	100%	100%	100%

The following tables provide a summary of plan assets held by the Company’s pension plans that are measured at fair value on a recurring basis at the end of fiscal 2012 and 2011:

(Dollars in Millions)	Total	Basis of Fair Value Measurement
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
U.S. small mid cap	$24.0	$24.0	$—	$—
U.S. large cap	101.2	101.2	—	—
International	66.8	57.2	9.6	—
Debt securities:
Diversified fixed income funds(1)	97.4	97.4	—	—
High yield bonds	15.9	15.9	—	—
Emerging market funds	12.0	12.0	—	—
Diversified/commingled funds	2.2	—	2.2	—
Insurance contracts	105.1	—	—	105.1
Other	7.4	3.8	3.6	—

Total	$432.0	$311.5	$15.4	$105.1

		Basis of Fair Value Measurement
(Dollars in Millions)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
U.S. small mid cap	$19.6	$19.6	$—	$—
U.S. large cap	87.4	87.4	—	—
International	55.9	44.6	11.3	—
Debt securities:
Diversified fixed income funds(1)	85.7	85.7	—	—
High yield bonds	17.1	17.1	—	—
Emerging market funds	10.0	10.0	—	—
Diversified/commingled funds	2.5	—	2.5	—
Insurance contracts	97.8	—	—	97.8
Other	7.6	3.0	4.6	—

Total	$383.6	$267.4	$18.4	$97.8

(1)	Diversified fixed income funds consist of U.S. Treasury bonds, mortgage-backed securities, corporate bonds, asset-backed securities and U.S. agency bonds.

Equity securities—Equity securities primarily consist of mutual funds with underlying investments in foreign equity and domestic equity markets. The fair value of these investments is based on net asset value of the units held in the respective fund, which are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1) or through net asset values provided by the fund administrators that can be corroborated by observable market data (level 2).

Debt securities—Debt securities are primarily invested in mutual funds with underlying fixed income investments in U.S. government and corporate debt, U.S. dollar denominated foreign government and corporate debt, asset-backed securities, mortgage-backed securities and U.S. agency bonds. The fair value of these investments is based on the net asset value of the units held in the respective fund which are determined by obtaining quoted prices on nationally recognized securities exchanges.

Diversified/commingled funds—Diversified/commingled funds held by the Company primarily consist of corporate debt securities and mutual funds invested in U.S. and non-U.S. equity securities. The fair value of these investments is determined using other inputs, such as net asset values provided by the fund administrators that can be corroborated by observable market data.

Insurance contracts—Insurance contracts held by the Company are issued by Delta Lloyd, a well-known, highly rated insurance company. The fair value of these insurance contracts is based upon the present value of future cash flows under the terms of the contracts and therefore the fair value of these assets has been classified as level 3 within the fair value hierarchy. Significant assumptions used in determining the fair value of these contracts are the amount and timing of future cash flows and counterparty credit risk. The objective of the insurance contracts is to provide the Company with future cash flows that will match the estimated timing and amount of future pension benefit payments. Delta Lloyd’s insurance subsidiaries have a Standard & Poor’s credit rating of A.

Other—Other includes cash and cash equivalents invested in a money market mutual fund, the fair value of which is determined by obtaining quoted prices on nationally recognized securities exchanges (level 1). In addition, other includes real estate funds, the fair value of which is determined using other inputs, such as net asset values provided by the fund administrators that can be corroborated by observable market data (level 2).

The following table provides a summary of the changes in the fair value measurements that used significant unobservable inputs (level 3) for fiscal 2011 and 2012:

(Dollars in Millions)	Insurance Contracts
Balance at September 24, 2010	$76.6
Net unrealized gains	18.4
Net purchases, sales and issuances	2.6
Currency translation	0.2

Balance at September 30, 2011	97.8
Net unrealized gains	15.1
Net purchases, sales and issuances	(2.9)
Currency translation	(4.9)

Balance at September 28, 2012	$105.1

Covidien shares are not a direct investment of the Company’s pension funds; however, the pension funds may indirectly include Covidien shares. The aggregate amount of the Covidien shares are not material relative to the total pension fund assets.

Contributions

Covidien and the Company’s funding policy is to make contributions in accordance with the laws and customs of the various countries in which the Company operates as well as to make discretionary voluntary contributions from time to time. The Company anticipates that Covidien will make contributions of $42.8 million to the Company’s defined benefit pension plans in fiscal 2013. In addition, the Company anticipates that Covidien will make contributions of $7.5 million to the Company’s postretirement benefit plans in fiscal 2013.

Expected Future Benefit Payments

Benefit payments expected to be paid, reflecting future expected service as appropriate, are as follows:

(Dollars in Millions)	Pension Benefits	Postretirement Benefits
Fiscal 2013	$45.2	$7.5
Fiscal 2014	34.4	7.1
Fiscal 2015	33.9	6.7
Fiscal 2016	33.4	6.4
Fiscal 2017	32.7	6.0
Fiscal 2018-2022	153.1	25.1

Defined Contribution Retirement Plans

The Company maintains, through Covidien, one active tax-qualified 401(k) retirement plan in the U.S., which provides for an automatic Company contribution of three percent of an eligible employee’s pay. The Company also makes a matching contribution generally equal to 50% of each employee’s elective contribution to the plan up to six percent of the employee’s eligible pay. Total 401(k) expense related to continuing operations was $20.9 million, $19.3 million and $18.4 million for fiscal 2012, 2011 and 2010, respectively.

Deferred Compensation Plans

As discussed in note 15, the Company maintains, through Covidien, one active non-qualified deferred compensation plan in the U.S., which permits eligible employees to defer a portion of their compensation. Deferred compensation expense for each period presented was insignificant.

Rabbi Trusts and Other Investments

The Company maintains several rabbi trusts, the assets of which are used to pay retirement benefits. The rabbi trust assets are subject to the claims of the Company’s creditors in the event of the Company’s insolvency. Plan participants are general creditors of the Company with respect to these benefits. The trusts primarily hold life insurance policies and debt and equity securities, the value of which is included in other assets on the combined balance sheets. Note 15 provides additional information regarding the debt and equity securities. The carrying value of the 70 life insurance contracts held by these trusts was $37.8 million and $36.4 million at September 28, 2012 and September 30, 2011, respectively. These contracts have a total death benefit of $93.9 million and $94.2 million at September 28, 2012 and September 30, 2011, respectively. However, there are outstanding loans against the policies amounting to $16.9 million and $16.3 million at September 28, 2012 and September 30, 2011, respectively.

Covidien has insurance contracts which serve as collateral for certain of the Company’s non-U.S. pension plan benefits, $9.8 million and $10.2 million of which have been allocated to the Company at September 28, 2012 and September 30, 2011, respectively. These amounts were also included in other assets on the combined balance sheets.

17.	Share Plans

Compensation costs related to share-based transactions are recognized in the combined financial statements based on fair value. Total equity-based compensation cost related to continuing operations for fiscal 2012 and 2011 was $11.1 million and $10.6 million, respectively, and has been included in selling, general and administrative expenses. Total equity-based compensation for fiscal 2010 was $14.1 million, of which $12.6 million related to continuing operations and was included in selling, general and administrative expenses. The Company recognized a related tax benefit associated with this expense of $3.8 million, $3.4 million and $4.8 million during fiscal 2012, 2011 and 2010, respectively.

Stock Compensation Plans

As of September 28, 2012, all equity awards held by employees of the Company were granted under Covidien’s amended and restated 2007 Stock and Incentive Plan or predecessor plans. The following disclosures represent the Company’s portion of such plans.

Share options—Options are granted to purchase Covidien ordinary shares at prices that are equal to the fair market value of the shares on the date the option is granted. Options generally vest in equal annual installments over a period of four years and expire 10 years after the date of grant. The grant-date fair value of options, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period. Forfeitures are estimated based on historical experience.

Option activity and information is as follows:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (dollars in millions)
Outstanding at September 30, 2011	2,012,713	$40.79
Granted	722,720	47.00
Exercised	(576,616)	38.87
Expired/Forfeited	(135,241)	43.83

Outstanding at September 28, 2012	2,023,576	43.35	7.20	$32.5

Vested and unvested expected to vest as of September 28, 2012	1,876,242	43.15	7.08	30.5

Exercisable at September 28, 2012	680,731	39.91	4.80	13.3

As of September 28, 2012, there was $7.7 million of total unrecognized compensation cost related to unvested Covidien options, which is expected to be recognized over a weighted-average period of 1.4 years.

The grant date fair value of options has been estimated using the Black-Scholes pricing model. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. The expected volatility assumption is based on the historical and implied volatility of Covidien’s peer group with similar business models. The expected life assumption is based on the contractual and vesting term of the option, employee exercise patterns and employee post-vesting termination behavior. The expected annual dividend per share is based on Covidien’s dividend rate on the date of grant. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant. The weighted-average assumptions used in the Black-Scholes pricing model for options granted during each year, along with the weighted-average grant-date fair values, were as follows:

	2012	2011	2010
Expected stock price volatility	27.9%	27.0%	27.0%
Risk-free interest rate	1.18%	1.79%	2.29%
Expected annual dividend per share	$0.90	$0.80	$0.72
Expected life of options (years)	5.6	5.3	5.4
Fair value per option	$10.27	$9.46	$11.46

The total intrinsic value of options exercised during fiscal 2012, 2011 and 2010 was $8.5 million, $11.1 million and $5.3 million, respectively. The related tax benefit for fiscal 2012, 2011 and 2010 was $3.0 million, $3.5 million and $2.0 million, respectively.

Restricted stock units—Recipients of restricted stock units (“RSUs”) have no voting rights and receive dividend equivalent units which vest upon the vesting of the related shares. RSUs generally vest in equal annual installments over a four-year period. Restrictions on RSUs lapse upon normal retirement, death or disability of the employee. The grant-date fair value of RSUs, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the service period. The fair market value of RSUs is determined based on the market value of Covidien’s shares on the date of grant.

RSU activity is as follows:

	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at September 30, 2011	162,760	$42.85
Granted	167,086	47.35
Vested	(55,496)	42.03
Forfeited	(21,334)	44.87

Non-vested at September 28, 2012	253,016	45.83

The weighted-average grant-date fair value of Covidien RSUs granted to employees of the Company during fiscal 2012, 2011 and 2010 was $47.35, $43.85 and $47.05, respectively. The total fair value of RSUs vested for employees of the Company during fiscal 2012, 2011 and 2010 was $2.6 million, $5.8 million and $6.8 million, respectively. The related tax benefit for fiscal 2012, 2011 and 2010 was $0.9 million, $2.0 million and $2.4 million, respectively. As of September 28, 2012, there was $6.6 million of unrecognized compensation cost related to RSUs, which is expected to be recognized over a weighted-average period of 1.4 years.

Performance share units—Similar to recipients of RSUs, recipients of performance share units (“PSUs”) have no voting rights and receive dividend equivalent units which vest upon the vesting of the related shares. The grant-date fair value of PSUs, adjusted for estimated forfeitures, is generally recognized as expense on a straight-line basis from the grant date through the end of the performance period. The vesting of PSUs is generally based on relative total shareholder return (total shareholder return for Covidien as compared to total shareholder return of a healthcare industry index), measured over a three-year performance period. The healthcare industry index is comprised of many healthcare companies which replicate Covidien’s mix of businesses. Depending on Covidien’s relative performance during the performance period, a recipient of the award is entitled to receive a number of ordinary shares equal to a percentage, ranging from 0% to 200%, of the award granted.

PSU activity is as follows(1):

	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at September 30, 2011	193,521	$54.52
Granted	21,803	61.85
Performance metric adjustment(2)	(4,003)	42.20
Vested	(65,957)	42.65
Forfeited	(12,771)	59.59

Non-vested at September 28, 2012(3)	132,593	61.52

(1)	The number of shares disclosed in this table are at the target number of 100%.
(2)	Represents the adjustment to awards granted in fiscal 2009 for the three-year performance cycle award period ended September 30, 2011, based on the actual total shareholder return achievement of 94%.
(3)

Approximately 100,000 shares of Covidien were earned for awards that were granted in fiscal 2010 for the three-year performance cycle award period ended September 28, 2012, based on the actual total shareholder return achievement of 200%.

The Monte Carlo model was used to estimate the probability of satisfying the performance criteria and the resulting fair value of PSU awards. The assumptions used in the Monte Carlo model for PSUs granted during each year were as follows:

	2012	2011	2010
Covidien expected stock price volatility	28.7%	31.4%	30.2%
Covidien peer group stock price volatility	29.1%	33.3%	32.5%
Correlation of returns	47.5%	49.7%	47.3%

The weighted-average grant-date fair value per share of PSUs granted to employees of the Company during fiscal 2012, 2011 and 2010 was $61.85, $58.05 and $62.53, respectively. The total fair value of PSUs vested during fiscal 2012 was $2.9 million and the related tax benefit was $1.0 million. The total fair value of PSUs vested and related tax benefit during fiscal 2011 and 2010 was not significant. As of September 28, 2012, there was $1.6 million of unrecognized compensation cost related to PSUs, which is expected to be recognized over a weighted-average period of 0.8 years.

Employee Stock Purchase Plans

Substantially all full-time employees of the Company’s U.S. subsidiaries and employees of certain qualified non-U.S. subsidiaries are eligible to participate in Covidien’s employee stock purchase plan. Eligible employees authorize payroll deductions to be made for the purchase of shares. Covidien matches the first $25,000 of an employee’s contribution by contributing an additional 15% of the employee’s payroll deduction. All shares purchased under the plan are purchased on the open market by a designated broker.

Covidien also maintains a Savings Related Share Plan for the benefit of employees of certain qualified non-U.S. subsidiaries in the United Kingdom. The terms of this plan provide for Covidien to grant to certain employees the right to purchase shares at a stated price and receive certain tax benefits. Under this plan, eligible Company employees in the United Kingdom are granted options to purchase shares of Covidien at the end of a three-year period at 85% of the fair market value of a Company share on the day before the date such employees were invited to apply for the grant of options. Options under the plan are generally exercisable after a period of three years from the invitation date and expire six months after the date of vesting. Compensation cost related to options granted under this plan was insignificant during fiscal 2012, 2011 and 2010.

Impact of the separation—Prior to completion of the separation from Covidien, the board of directors of Mallinckrodt plc is expected to adopt, with the approval of the current shareholders of Mallinckrodt plc, stock incentive plans, which provide for future awards to Company employees. In connection with the separation from Covidien, PSUs are expected to be converted into RSUs based on performance achieved on or about the distribution date. In addition, upon separation from Covidien, all outstanding equity awards held by active employees of the Company are expected to be converted into like-kind equity awards of the Company. Such equity awards will be converted at equivalent value determined using the intrinsic value method. The original vesting provisions will remain in effect for all equity awards.

18.	Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income are as follows:

(Dollars in Millions)	Currency Translation	Unrecognized (Loss) Gain on Benefit Plans	Accumulated Other Comprehensive Income
Balance at September 25, 2009	$169.3	$(66.9)	$102.4
Pre-tax change	(8.8)	(10.6)	(19.4)
Income tax benefit	—	3.6	3.6

Balance at September 24, 2010	160.5	(73.9)	86.6
Pre-tax change	(0.5)	16.9	16.4
Income tax provision	—	(4.5)	(4.5)

Balance at September 30, 2011	160.0	(61.5)	98.5
Pre-tax change	(2.9)	(15.3)	(18.2)
Income tax benefit	—	4.6	4.6

Balance at September 28, 2012	$157.1	$(72.2)	$84.9

19.	Leases

The Company has facility, vehicle and equipment leases that expire at various dates. Rental expense under facility, vehicle and equipment operating leases related to continuing operations, a portion of which has been allocated to the Company, was $15.5 million, $14.4 million and $16.5 million for fiscal 2012, 2011 and 2010, respectively. The Company also has facility and equipment commitments under capital leases.

The following is a schedule of minimum lease payments for non-cancelable leases as of September 28, 2012:

(Dollars in Millions)	Operating Leases	Capital Leases
Fiscal 2013	$11.3	$1.4
Fiscal 2014	11.3	1.4
Fiscal 2015	6.9	1.4
Fiscal 2016	6.3	0.4
Fiscal 2017	5.8	—
Thereafter	12.7	—

Total minimum lease payments	$54.3	4.6

Less interest portion of payments		(0.2)

Present value of minimum lease payments		$4.4

The Company exchanged title to $11.3 million of its plant assets in return for an equal amount of Industrial Revenue Bonds (IRB) issued by the St. Louis County. The Company also simultaneously leased such assets back from the County under a capital lease expiring December 2022, the terms of which provide the Company with the right of offset against the IRBs. The lease also provides an option for the Company to repurchase the assets at the end of the lease for nominal consideration. These transactions collectively result in a property tax abatement 10 years from the date the property is placed in service. Due to right of offset, the capital lease obligation and IRB asset are recorded net in the combined balance sheets.

20.	Commitments and Contingencies

The Company has purchase obligations related to commitments to purchase certain goods and services. At September 28, 2012, such obligations were as follows:

(Dollars in Millions)
Fiscal 2013	$70.1
Fiscal 2014	24.6
Fiscal 2015	21.2
Fiscal 2016	21.2
Fiscal 2017	—

The Company is subject to various legal proceedings and claims, including patent infringement claims, product liability matters, environmental matters, employment disputes, contractual disputes and other commercial disputes, including those described below. Management believes that these legal proceedings and claims likely will be resolved over an extended period of time. Although it is not feasible to predict the outcome of these matters, management is of the opinion that their ultimate resolution should not have a material adverse effect on the Company’s financial position, results of operations and cash flows.

Governmental Proceedings

On January 7, 2009, the Company received a subpoena from the U.S. Attorney’s Office for the Northern District of California requesting production of documents relating to the sales and marketing of its Tofranil-PM, Restoril and Magnacet products. The Company is complying as required by the terms of the subpoena. The Company believes that the amount accrued related to this matter is adequate, the amount of which is not significant.

Patent/Antitrust Litigation

Tyco Healthcare Group LP, et al. v. Mutual Pharmaceutical Company, Inc. The Company filed a patent infringement suit in the U.S. District Court for the District of New Jersey against Mutual Pharmaceutical Co., Inc., et al. (collectively, “Mutual”) on March 20, 2007 pursuant to procedures set out in the Drug Price Competition and Patent Term Restoration Act of 1984, after Mutual submitted an Abbreviated New Drug Application (“ANDA”) to the FDA seeking to sell a generic version of the Company’s 7.5 mg Restoril sleep aid product. Mutual also filed antitrust and unfair competition counterclaims. The patents at issue have since expired or been found invalid. On January 18, 2013, the trial court issued an opinion and order granting the Company’s motion for summary judgment regarding Mutual’s antitrust and unfair competition counterclaims. Mutual has the right to appeal this decision. While it is not possible at this time to determine with certainty the ultimate outcome of the counterclaims, the Company believes that the final resolution of the claims will not have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

In addition, the Company was involved in patent infringement litigation involving two patents owned by the Company. During fiscal 2010, the counterparty agreed to pay the Company $19.3 million in exchange for the Company’s release of all claims associated with the two patents, of which $15.0 million was received in fiscal 2010 and the remainder in fiscal 2011. The settlement amount was allocated to both past and future royalties through 2014. Accordingly, during fiscal 2012, 2011 and 2010, the Company recorded income of $1.8 million, $1.8 million and $12.0 million, respectively, related to this settlement.

Pricing Litigation

Two cases are pending against the Company that allege generally that the Company and numerous other pharmaceuticals companies reported false pricing information in connection with certain drugs that are reimbursable under Medicaid, resulting in overpayment by state Medicaid programs for those drugs. These cases, brought by state Attorneys General in Utah and Louisiana, generally seek monetary damages and attorneys’ fees. The Company is named as a defendant in State of Utah v. Actavis US, Inc., et al. filed May 8, 2008, which is pending in the Third Judicial Circuit of Salt Lake County, Utah and in State of Louisiana v. Abbott Laboratories Inc., et al. filed November 3, 2010, which is pending in the 19th Judicial District, Parish of East Baton Rouge, Louisiana. The Company intends to contest these cases and to explore other options as appropriate. The Company believes that the amount accrued related to these cases, the amount of which is not significant, is adequate.

Commercial Litigation

During fiscal 2012, the Company recorded a legal charge of $4.3 million to settle a longstanding dispute with General Electric Company (“GE”), which is included in selling, general and administrative expenses. GE had alleged breach of a manufacturing and supply agreement claiming that the Company failed to manufacture and supply the imaging agent Optison™ at certain times.

Environmental Remediation and Litigation Proceedings

The Company is involved in various stages of investigation and cleanup related to environmental remediation matters at a number of sites, including those described below. The ultimate cost of site cleanup and timing of future cash outlays is difficult to predict, given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations, and alternative cleanup methods. The Company concluded that, as of September 28, 2012, it was probable that it would incur remedial costs in the range of $151.5 million to $264.9 million. The Company concluded that, as of September 28, 2012, the best estimate within this range was $151.5 million, of which $15.0 million was included in accrued and other current liabilities and the remainder was included in environmental liabilities on our combined balance sheet at September 28, 2012.

Orrington, Maine—The Company is a successor to a company which owned and operated a chemical manufacturing facility in Orrington, Maine from 1967 until 1982. The Company is currently responsible for the costs of completing an environmental site investigation required by the U.S. Environmental Protection Agency (“EPA”) and the Maine Department of Environmental Protection (“MDEP”). Based on the site investigation, the Company submitted a Corrective Measures Study plan and identified a preferred alternative which was submitted to the EPA and MDEP for approval in 2004. MDEP disagreed with the proposed alternative and served a compliance order on the Company and United States Surgical Corporation, a subsidiary of Covidien, in December 2008. The compliance order included a directive to remove a significant volume of soils at the site. On December 19, 2008, the Company filed an appeal with the Maine Board of Environmental Protection (“Maine Board”) to challenge the terms of the compliance order. A hearing before the Maine Board began on January 25, 2010 and concluded on February 4, 2010. On August 19, 2010, the Maine Board modified the MDEP order and issued a final order requiring removal of two landfills, capping of the remaining three landfills, installation of a groundwater extraction system and long-term monitoring of the site and the three remaining landfills.

On September 17, 2010, the Company appealed the final order issued by the Maine Board in Maine Superior Court. On appeal, the Company has requested that the Superior Court invalidate the Maine Board’s final order in its entirety or, in the alternative, reverse or modify the final order to eliminate the requirements that it remove one of the two landfills and recap the remaining three landfills. The Company also appealed certain administrative requirements of the final order. On November 1, 2012, the Superior Court affirmed the Maine Board’s final order. The Company has appealed the Superior Court’s decision to the Maine Supreme Judicial Court. The Company has assessed the status of this matter and has concluded that it is more likely than not that the Maine Board’s final order will be either invalidated, reversed or modified, and, further, intends to vigorously pursue all available means to achieve such result.

The Company estimates that, as of September 28, 2012, the cost to comply with the proposed remediation alternatives at this site ranges from $95.8 million to $170.3 million. However, there are still significant uncertainties in the outcome of the pending litigation, and the Company continues to disagree with the level of remediation outlined in the Maine Board’s final order. At September 28, 2012, estimated future investigation and remediation costs of $95.8 million were accrued for this site.

Penobscot River and Bay—Since April 2000, the Company has also been involved in a lawsuit, Maine People’s Alliance and Natural Resources Defense Council, Inc. v. HoltraChem Manufacturing Company, LLC and Mallinckrodt US LLC, filed in the U.S. District Court for the District of Maine by the Natural Resources Defense Council and the Maine People’s Alliance. Plaintiffs sought an injunction requiring the Company to conduct extensive studies of mercury contamination of the Penobscot River and Bay and options for remediating such contamination, and to perform appropriate remedial activities, if necessary.

On July 29, 2002, following a March 2002 trial, the District Court entered an opinion and order which held that conditions in the Penobscot River and Bay may pose an imminent and substantial endangerment and that the Company was liable for the cost of performing a study of the river and bay. The District Court subsequently appointed a study panel to oversee the study and ordered the Company to pay costs associated with the study. The study panel conducted Phase I studies and proposed a Phase II study which was approved by the District Court. The Phase II study calls for several additional years of field work, followed by an additional year for data synthesis. The Company has accrued for the cost of the studies as estimated by the study panel; however, due to the uncertainties involved pending completion of the study panel’s work, it is not possible to estimate the costs, if any, which might result from an order to conduct remediation in the Penobscot River and Bay. Accordingly, costs of any such remediation are not included in the range of estimated aggregate environmental remediation costs.

The entity with liability for the investigation and remediation described under “Orrington, Maine” and “Penobscot River and Bay” will not be transferred to Mallinckrodt plc as part of the separation. Accordingly, this will be a liability of a Covidien entity following the separation.

Crab Orchard National Wildlife Refuge Superfund Site, near Marion, Illinois—The Company is a successor in interest to International Minerals and Chemicals Corporation (“IMC”). Between 1967 and 1982, IMC leased portions of the AUS Operable Unit at the Crab Orchard Superfund Site (the “Site”) from the government and manufactured various explosives for use in mining and other operations. In March 2002, the Department of Justice (“DOJ”), the U.S. Department of the Interior and the EPA (together, the “Government Agencies”) issued a special notice letter to General Dynamics Ordnance and Tactical Systems, Inc. (“General Dynamics”), one of the other potentially responsible parties (“PRPs”) at the Site, to compel General Dynamics to perform the remedial investigation and feasibility study (“RI/FS”) for the AUS Operable Unit. General Dynamics negotiated an Administrative Order on Consent with the Government Agencies to conduct an extensive RI/FS at the Site under the direction of the U.S. Fish and Wildlife Service. General Dynamics asserted in August 2004 that the Company is jointly and severally liable, along with approximately eight other lessees and operators at the AUS Operable Unit, for alleged contamination of soils and groundwater resulting from historic operations and has threatened to file a contribution claim against the Company and other parties for recovery of its costs incurred in connection with the RI/FS activities being conducted at the AUS Operable Unit. The Company and other PRPs who received demand letters from General Dynamics have explored settlement alternatives, but have not reached settlement to date. The Company and other PRPs are awaiting completion of the RI/FS by General Dynamics before the initiation of formal PRP negotiations to address resolution of these alleged claims. While it is not possible at this time to determine with certainty the ultimate outcome of this case, the Company believes that the final resolution of all known claims, after taking into account amounts already accrued, will not have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

Mallinckrodt Veterinary, Inc., Millsboro, Delaware—The Company previously operated a plant in Millsboro, Delaware (the “Millsboro Site”) that manufactured various animal healthcare products. In 2005, the Delaware Department of Natural Resources and Environmental Control found trichloroethylene (“TCE”) in the Millsboro public water supply at levels that exceeded the federal drinking water standards. Further investigation to identify the source of the TCE in the ground water indicated that the source was potentially from the property near the Millsboro Site. The Company, and other former owners assumed responsibility for the Millsboro Site cleanup under the Alternative Superfund Program administered by the EPA. The Company and other PRPs entered into an Administrative Order on Consent with the EPA on May 10, 2010 which was subsequently amended in November 2010 and January 2011 to investigate the potential source of TCE contamination and to evaluate options to abate, mitigate and/or eliminate the release or threat of release of hazardous substances at the Millsboro Site. The Company, along with other parties, continues to conduct the studies and prepare remediation plans in accordance with the amended Administrative Order on Consent. While it is not possible at this time to determine with certainty the ultimate outcome of this case, the Company believes that the final resolution of all known claims, after taking into account amounts already accrued, will not have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

Coldwater Creek, St. Louis County, Missouri—The Company is one of several companies named as defendants in three tort complaints (McClurg, et al. v. MI Holdings, Inc., et al., filed February 28, 2012; Adams, et al. v. MI Holdings, Inc., et al., filed April 10, 2012 and Steinmann et al. v. MI Holdings, Inc., et al., filed October 23, 2012) with numerous plaintiffs pending in the U.S. District Court for the Eastern District of Missouri. These cases allege personal injury for alleged exposure to radiological substances present in Coldwater Creek in Missouri. Plaintiffs lived in various locations in St. Louis County, Missouri near Coldwater Creek. Radiological residues which may have been present in the creek have been remediated by the U.S. Army Corps of Engineers. The Company believes that it has meritorious defenses to these complaints and is vigorously defending against them. The Company is unable to estimate a range of reasonably possible losses for the following reasons: (i) the proceedings are in early stages; (ii) the Company has not received and reviewed complete information regarding the plaintiffs and their medical conditions; and (iii) there are significant factual issues to be resolved. While it is not possible at this time to determine with certainty the ultimate outcome of these cases, the Company believes that the final resolution of all known claims will not have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

The Company has also recorded asset retirement obligations for the estimated future costs primarily associated with legal obligations to decommission two facilities within the Global Medical Imaging segment. Substantially all of these obligations are included in other liabilities on the combined balance sheets. The following table provides a summary of the changes in the Company’s asset retirement obligations:

(Dollars in Millions)	2012	2011
Balance at beginning of period	$45.9	$73.9
Accretion expense	2.5	4.3
Revisions in estimated cash flows	—	(32.2)
Currency translation and other	(2.0)	(0.1)

Balance at end of period	$46.4	$45.9

The Company believes that any potential payment of such estimated amounts will not have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

Supply Agreement

During fiscal 2010, the Company amended an existing supply agreement. In accordance with the amendment, the Company will receive $6.1 million over a four-year period in exchange for decreasing the purchase requirements under the supply agreement. As a result of this contract amendment, the Company recorded a $5.5 million gain during fiscal 2010, which was included in selling, general and administrative expenses.

Products Liability Litigation

The Company is one of four manufacturers of Gadolinium-Based Contrast Agents, such as our Optimark product, involved in litigation alleging that administration of these agents causes development of nephrogenic systemic fibrosis in a small number of patients with advanced renal impairment. The complaints generally allege design and manufacturing defects, failure to warn, breach of warranty, fraud and violations of various state consumer protection laws. The litigation includes a federal multi-district litigation in the U.S. District Court for the Northern District of Ohio (In re Gadolinium-Based Contrast Agents Product Liability Litigation, which was established on February 27, 2008) and cases in various state courts. The Company believes that it has meritorious defenses to these complaints and is defending against them. When appropriate, the Company settles cases. As of January 31, 2013, there were four remaining cases in which the plaintiffs have either documented or specifically alleged use of the Company’s Optimark product. The Company believes that it has adequate amounts recorded related to these matters. While it is not possible at this time to determine with certainty the ultimate outcome of these cases, the Company believes that the final resolution of all known claims, after taking into account amounts already accrued, will not have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

Beginning with lawsuits brought in July 1976, the Company is also named as a defendant in personal injury lawsuits based on alleged exposure to asbestos-containing materials. A majority of the cases involve product liability claims, based principally on allegations of past distribution of products containing asbestos. A limited number of the cases allege premises liability, based on claims that individuals were exposed to asbestos while on the Company’s property. Each case typically names dozens of corporate defendants in addition to the Company. The complaints generally seek monetary damages for personal injury or bodily injury resulting from alleged exposure to products containing asbestos. The Company’s involvement in asbestos cases has been limited because it did not mine or produce asbestos. Furthermore, in the Company’s experience, a large percentage of these claims have never been substantiated and have been dismissed by the courts. The Company has not suffered an adverse verdict in a trial court proceeding related to asbestos claims, and intends to continue to defend these lawsuits. When appropriate, the Company settles claims; however, amounts paid to settle and defend all asbestos claims have been immaterial. As of January 31, 2013, there were approximately 11,600 asbestos-related cases pending against the Company.

The Company estimates pending asbestos claims and claims that were incurred but not reported, as well as insurance recoveries. The Company’s estimate of its liability for pending and future claims is based on claims experience over the past five years and covers claims either currently filed or expected to be filed over the next seven years. The Company believes that it has adequate amounts recorded related to these matters. While it is not possible at this time to determine with certainty the ultimate outcome of these asbestos-related proceedings, the Company believes that the final outcome of all known and anticipated future claims, after taking into account amounts already accrued and insurance coverage, will not have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

Other Matters

The Company is a defendant in a number of other pending legal proceedings incidental to present and former operations, acquisitions and dispositions. The Company does not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

21.	Segment and Geographic Data

The Company is engaged in the development, manufacture and distribution of pharmaceuticals and diagnostic imaging agents. The Company manages and operates its business through the following two segments:

•

Specialty Pharmaceuticals produces and markets branded and generic pharmaceuticals and active pharmaceutical ingredients (“API”), comprised of medicinal opioids, synthetic controlled substances, acetaminophen and other active ingredients;

•	Global Medical Imaging develops, manufactures and markets contrast media and delivery systems and radiopharmaceuticals (nuclear medicine).

Management measures and evaluates the Company’s operating segments based on segment net sales and operating income. Management excludes corporate expenses from segment operating income. In addition, certain amounts that management considers to be non-recurring or non-operational are excluded from segment operating income because management evaluates the operating results of the segments excluding such items. These items include revenues and expenses associated with related party sales of products to other Covidien businesses, intangible asset amortization, net restructuring and related charges, and separation costs. Although these amounts are excluded from segment operating income, as applicable, they are included in reported combined operating income and in the reconciliations presented below. Selected information by business segment is as follows:

(Dollars in Millions)	2012	2011	2010
Net sales(1):
Specialty Pharmaceuticals	$1,005.2	$909.4	$869.0
Global Medical Imaging	996.8	1,060.0	1,128.1

Net sales of operating segments	2,002.0	1,969.4	1,997.1
Net sales to related parties(2)	54.2	52.4	50.5

Net sales	$2,056.2	$2,021.8	$2,047.6

Operating income:
Specialty Pharmaceuticals	$162.8	$121.5	$139.6
Global Medical Imaging	214.3	232.4	221.5

Segment operating income	377.1	353.9	361.1
Unallocated amounts:
Corporate and allocated expenses(3)	(69.9)	(73.3)	(85.8)
Intangible asset amortization	(27.3)	(27.0)	(23.4)
Restructuring and related charges, net	(19.2)	(10.0)	(11.5)
Separation costs	(25.5)	(2.9)	—

Operating income	$235.2	$240.7	$240.4

(1)	Amounts represent sales to external customers. There are no intersegment sales.
(2)	Represents products that were sold to other Covidien businesses, which is discussed in note 11.
(3)	Includes administration expenses and certain compensation, environmental and other costs not charged to the Company’s operating segments.

(Dollars in Millions)	2012	2011	2010
Depreciation and amortization(4):
Specialty Pharmaceuticals	$88.7	$77.5	$68.2
Global Medical Imaging	42.2	42.3	46.0

Depreciation and amortization	$130.9	$119.8	$114.2

(4)	Depreciation for certain shared facilities is allocated based on occupancy percentage.

Net sales by products within the Company’s segments are as follows:

(Dollars in Millions)	2012	2011	2010
Generic Pharmaceuticals and API	$848.8	$824.7	$781.8
Brands Pharmaceuticals	156.4	84.7	87.2

Specialty Pharmaceuticals	1,005.2	909.4	869.0

Contrast Media and Delivery Systems	542.0	595.5	609.1
Nuclear Imaging	454.8	464.5	519.0

Global Medical Imaging	996.8	1,060.0	1,128.1

Net sales of operating segments	2,002.0	1,969.4	1,997.1
Net sales to related parties(1)	54.2	52.4	50.5

Net sales	$2,056.2	$2,021.8	$2,047.6

(1)	Represents products that were sold to other Covidien businesses, which is discussed in note 11.

Selected information by geographic area is as follows:

(Dollars in Millions)	2012	2011	2010
Net sales(2):
United States	$1,350.2	$1,293.8	$1,380.5
Europe, Middle East and Africa	411.0	419.7	393.8
Other	295.0	308.3	273.3

	$2,056.2	$2,021.8	$2,047.6

Long-lived assets(3):
United States	$847.7	$802.0	$802.9
Europe, Middle East and Africa (including $45.5, $48.9 and $49.6 in Ireland)	72.2	81.3	85.6
Other	52.1	48.1	50.6

	$972.0	$931.4	$939.1

(2)	Net sales are attributed to regions based on the location of the entity that records the transaction, none of which relate to the country of Ireland.
(3)	Long-lived assets are primarily composed of property, plant and equipment.

22.	Subsequent Events

Subsequent events have been evaluated for adjustment through November 15, 2012, the date at which the parent’s consolidated financial statements were completed and issued, and February 1, 2013, for purposes of evaluating disclosures in these combined financial statements.

On October 1, 2012, the Company’s Specialty Pharmaceuticals segment acquired all the outstanding equity of CNS Therapeutics, Inc. (“CNS Therapeutics”), a specialty pharmaceuticals company focused on developing and commercializing products for site-specific administration to the central nervous system to treat neurological disorders and intractable chronic pain, for total consideration of $95.0 million. The total consideration was comprised of an upfront cash payment of $88.1 million (net of cash acquired of $3.6 million) and the fair value of contingent consideration of $6.9 million. This contingent consideration, which could potentially total a maximum of $9.0 million, is primarily based on whether the FDA approves another dosage form of Gablofen on or before December 31, 2016. The acquisition of CNS Therapeutics expanded the Company’s branded pharmaceuticals portfolio and supports the Company’s strategy of leveraging its therapeutic expertise and core capabilities in manufacturing, regulatory and commercialization to serve patients.

The following amounts represent the preliminary estimate of the fair value of the identifiable assets acquired and liabilities assumed:

(Dollars in millions)
Current assets(1)	$13.6
Intangible assets	91.9
Goodwill (non-tax deductible)	24.3

Total assets acquired	129.8

Current liabilities	4.0
Deferred tax liabilities (non-current)	27.2
Contingent consideration (non-current)	6.9

Total liabilities assumed	38.1

Net assets acquired	$91.7

(1)	This amount includes $3.3 million of accounts receivable, which is also the gross contractual value. As of the acquisition date, the fair value of accounts receivable approximated carrying value.

Intangible assets acquired consist of the following:

(Dollars in Millions)	Amount	Weighted-Average Amortization Period
Completed technology	$73.1	13 years
Trademark	0.2	3 years
In-process research and development	18.6	Non-Amortizable

	$91.9

The in-process research and development projects primarily relate to three intrathecal pain products. As of the date of acquisition, these pain products were in various stages of development. Development, testing, clinical trials and regulatory submission are required in order to bring these products to market. The Company estimates that the total costs to complete these products will be approximately $18.0 million. In addition, the Company expects that regulatory approvals will occur between 2015 and 2018. The Company determined the valuation of in-process research and development using, among other factors, appraisals. The value was primarily based on the discounted cash flow method and was discounted at a 35% rate, which was considered commensurate with the risks and stages of development of the pain products. Future residual cash flows that could be generated from the products were determined based upon management’s estimate of future revenue and expected profitability of the products. These projected cash flows were then discounted to their present values taking into account management’s estimate of future expenses that would be necessary to bring the products to completion.

The Company has not yet finalized its deferred tax assets and liabilities for the CNS Therapeutics acquisition, the impact of which is not expected to have a material effect on the Company’s financial condition.

THE PHARMACEUTICALS BUSINESS OF COVIDIEN PLC

CONDENSED COMBINED STATEMENTS OF INCOME (UNAUDITED)

Three Months Ended December 28, 2012 and December 30, 2011

(in millions)

	Three Months Ended
	December 28, 2012	December 30, 2011
Net sales (including sales to a related party of $14.1 and $12.9)	$504.0	$503.7
Cost of sales (including purchases from a related party of $12.9 and $9.8)	270.5	268.9

Gross profit	233.5	234.8
Selling, general and administrative expenses	146.8	130.1
Research and development expenses	38.4	37.1
Separation costs	12.0	4.0
Restructuring charges, net	0.2	3.7
Gain on divestiture	(0.7)	(0.7)

Operating income	36.8	60.6
Other income (including royalties from a related party of $0.2 and $0.2)	0.2	0.5
Interest expense	(0.1)	(0.2)
Interest income	—	0.3

Income from continuing operations before income taxes	36.9	61.2
Provision for income taxes	17.1	24.6

Income from continuing operations	19.8	36.6
Loss from discontinued operations, net of income taxes	(0.6)	(0.3)

Net income	$19.2	$36.3

See Notes to Condensed Combined Financial Statements.

THE PHARMACEUTICALS BUSINESS OF COVIDIEN PLC

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

Three Months Ended December 28, 2012 and December 30, 2011

(in millions)

	Three Months Ended
	December 28, 2012	December 30, 2011
Net income	$19.2	$36.3
Other comprehensive income (loss), net of tax
Currency translation	0.3	(6.8)
Unrecognized gain (loss) on benefit plans	0.3	(4.8)

Other comprehensive income (loss), net of tax	0.6	(11.6)

Comprehensive income	$19.8	$24.7

See Notes to Condensed Combined Financial Statements.

THE PHARMACEUTICALS BUSINESS OF COVIDIEN PLC

CONDENSED COMBINED BALANCE SHEETS (UNAUDITED)

At December 28, 2012 and September 28, 2012

(in millions)

	December 28, 2012	September 28, 2012
Assets
Current Assets:
Accounts receivable trade, less allowance for doubtful accounts of $8.6 and $9.4	$297.2	$291.1
Inventories	483.1	435.3
Prepaid expenses and other current assets	156.4	150.9

Total current assets	936.7	877.3
Property, plant and equipment, net	964.4	945.2
Goodwill	531.8	507.5
Intangible assets, net	448.7	365.6
Other assets	176.6	179.0

Total Assets	$3,058.2	$2,874.6

Liabilities and Parent Company Equity
Current Liabilities:
Current maturities of long-term debt	$7.1	$1.3
Accounts payable	113.7	112.5
Accrued and other current liabilities	242.3	282.0

Total current liabilities	363.1	395.8
Long-term debt	2.8	8.9
Pension and postretirement benefits	150.4	189.6
Environmental liabilities	134.7	136.5
Other liabilities	293.5	251.9

Total Liabilities	944.5	982.7
Commitments and contingencies (note 11)
Parent Company Equity:
Parent company investment	2,028.2	1,807.0
Accumulated other comprehensive income	85.5	84.9

Total Parent Company Equity	2,113.7	1,891.9

Total Liabilities and Parent Company Equity	$3,058.2	$2,874.6

See Notes to Condensed Combined Financial Statements.

THE PHARMACEUTICALS BUSINESS OF COVIDIEN PLC

CONDENSED COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

Three Months Ended December 28, 2012 and December 30, 2011

(in millions)

	Three Months Ended
	December 28, 2012	December 30, 2011
Cash Flows From Operating Activities:
Net income	$19.2	$36.3
Loss from discontinued operations, net of income taxes	0.6	0.3

Income from continuing operations	19.8	36.6
Adjustments to reconcile net cash (used in) provided by continuing operating activities:
Depreciation and amortization	33.7	31.7
Share-based compensation	3.5	2.8
Deferred income taxes	1.6	2.3
Other non-cash items	(1.1)	(2.4)
Changes in assets and liabilities, net of the effects of acquisitions:
Accounts receivable, net	(2.6)	5.3
Inventories	(41.7)	(10.3)
Accounts payable	—	(12.9)
Income taxes	12.1	20.5
Accrued and other liabilities	(83.4)	(57.4)
Other	(0.9)	3.4

Net cash (used in) provided by operating activities	(59.0)	19.6

Cash Flows From Investing Activities:
Capital expenditures	(42.8)	(25.3)
Acquisition, net of cash acquired	(88.1)	—
Other	0.7	1.8

Net cash used in investing activities	(130.2)	(23.5)

Cash Flows From Financing Activities:
Repayment of capital leases	(0.3)	(0.3)
Excess tax benefit from stock-based compensation	1.9	1.1
Net transfer from parent	187.6	3.1

Net cash provided by financing activities	189.2	3.9

Net change in cash	$—	$—

See Notes to Condensed Combined Financial Statements.

THE PHARMACEUTICALS BUSINESS OF COVIDIEN PLC

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of Presentation

Separation

On December 15, 2011, Covidien plc (“Covidien” or “parent”) announced a plan to spin off its Pharmaceuticals business into a separate, publicly traded company. Upon completion of the separation, Mallinckrodt plc will be the parent company which will own the Pharmaceuticals business.

Basis of Presentation

The Pharmaceuticals business of Covidien plc (such business referred to as the “Company”), presented herein, represents a combined reporting entity comprising the assets and liabilities used in managing and operating the Company, including corporations, branches and operations that have been carved out which relate to Covidien’s Pharmaceuticals business. The unaudited combined financial statements have been presented on a standalone basis and are derived from the consolidated financial statements of Covidien. The unaudited combined financial statements have been prepared in United States (“U.S.”) dollars and in accordance with accounting principles generally accepted in the U.S. (“GAAP”). The preparation of the unaudited combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results may differ from those estimates. In management’s opinion, the unaudited combined financial statements contain all normal recurring adjustments necessary for a fair presentation of the interim results reported. The year-end balance sheet data were derived from audited combined financial statements, but do not include all of the annual disclosures required by GAAP; accordingly, these financial statements should be read in conjunction with the Company’s audited combined financial statements included elsewhere in this information statement.

Intercompany transactions between the Company and Covidien have been included in these condensed combined financial statements and are considered to be effectively settled for cash in the condensed combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the condensed combined statements of cash flows as a financing activity and in the condensed combined balance sheets as parent company investment.

The Company’s unaudited combined financial statements may not be indicative of the Company’s future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had it operated as an independent, publicly traded company during the periods presented. The unaudited combined financial statements include expense allocations for certain functions provided by Covidien, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, employee benefits and incentives, insurance and stock-based compensation. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on the basis of operating expenses, headcount or other measures. During the three months ended December 28, 2012 and December 30, 2011, the Company was allocated $11.9 million and $10.8 million, respectively, of general corporate expenses incurred by Covidien which are included within selling, general and administrative expenses in the unaudited combined statements of income. Management considers the bases on which the expenses have been allocated to reasonably reflect the utilization of services provided to or the benefit received by the Company during the periods presented. The allocations may not, however, reflect the expense the Company would have incurred as an independent, publicly traded company for the periods presented. Actual costs that may have been incurred if the Company had been a standalone company would depend on a number of factors, including the organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. The Company is unable to determine what such costs would have been had the Company been independent. Following the separation, the

Company will perform these functions using its own resources or purchased services. For an interim period, however, some of these functions will continue to be provided by Covidien under a transition services agreement, particularly in relation to areas outside the U.S.

The unaudited combined financial statements include certain assets and liabilities that have historically been recorded at the Covidien corporate level but are specifically identifiable or otherwise allocable to the Company. The cash and cash equivalents held by Covidien at the corporate level are not specifically identifiable to the Company. Accordingly, cash and cash equivalents have not been allocated to the Company for any of the periods presented. Covidien’s debt and the related interest expense have not been allocated to the Company for any of the periods presented since the Company is not the legal obligor of the debt and Covidien’s borrowings were not directly attributable to the Company’s business. Debt incurred by the Company directly has been included in the unaudited combined financial statements.

2. Related Party Transactions

Related Party Sales and Purchases

During the three months ended December 28, 2012 and December 30, 2011, the Company sold inventory to another Covidien business in the amount of $14.1 million and $12.9 million, respectively, which is included in net sales in the condensed combined statements of income. The Company also purchases inventories from other Covidien businesses. The Company recognized cost of sales from the inventory purchased from Covidien of $12.9 million and $9.8 million during the three months ended December 28, 2012 and December 30, 2011, respectively. As of December 28, 2012 and September 28, 2012, the aggregate amount of inventories purchased from other Covidien businesses that remained on the Company’s condensed combined balance sheets was $7.7 million and $4.5 million, respectively.

Royalty Income

During the three months ended December 28, 2012 and December 30, 2011, a subsidiary of Covidien paid royalties to the Company for use of certain trademarks and technology. Amounts outstanding under these agreements are considered settled for cash in the condensed combined financial statements at the end of each reporting period and, as such, are included in parent company investment. During both the three months ended December 28, 2012 and December 30, 2011, the Company recognized royalty income of $0.2 million, which is included in other income in the condensed combined statements of income.

3. Restructuring and Related Charges, Net

Net restructuring and related charges by segment are as follows:

	Three Months Ended
(Dollars in Millions)	December 28, 2012	December 30, 2011
Specialty Pharmaceuticals	$0.7	$3.2
Global Medical Imaging	0.3	2.7

	1.0	5.9
Less: accelerated depreciation	(0.8)	(2.2)

Restructuring charges, net	$0.2	$3.7

Net restructuring and related charges are comprised of the following:

	Three Months Ended
(Dollars in Millions)	December 28, 2012	December 30, 2011
2011 program	$1.1	$5.8
2009 program	(0.1)	0.1

Restructuring and related charges, net	1.0	5.9
Less: non-cash charges, including accelerated depreciation	(0.9)	(2.2)

Total charges expected to be settled in cash	$0.1	$3.7

The following table summarizes cash activity for restructuring reserves that are specifically identifiable to the Company, substantially all of which relates to employee severance and benefits under the 2011 program:

(Dollars in Millions)	Total
Balance at September 28, 2012	$8.9
Charges	0.6
Changes in estimate	(0.5)
Cash payments	(2.5)

Balance at December 28, 2012	$6.5

Net restructuring and related charges, including associated asset impairments, incurred cumulative to date related to the 2011 program are as follows:

(Dollars in Millions)	2011 Program
Specialty Pharmaceuticals	$17.5
Global Medical Imaging	14.0

Total	$31.5

Substantially all of the restructuring reserves are included in accrued and other current liabilities on the Company’s condensed combined balance sheets.

4. Acquisition

CNS Therapeutics—On October 1, 2012, the Company’s Specialty Pharmaceuticals segment acquired all the outstanding equity of CNS Therapeutics, Inc. (“CNS Therapeutics”), a specialty pharmaceuticals company focused on developing and commercializing products for site-specific administration to the central nervous system to treat neurological disorders and intractable chronic pain, for total consideration of $95.0 million. The total consideration was comprised of an upfront cash payment of $88.1 million (net of cash acquired of $3.6 million) and the fair value of contingent consideration of $6.9 million. This contingent consideration, which could potentially total a maximum of $9.0 million, is discussed further in note 10. The acquisition of CNS Therapeutics expanded the Company’s branded pharmaceuticals portfolio and supports the Company’s strategy of leveraging its therapeutic expertise and core capabilities in manufacturing, regulatory and commercialization to serve patients.

The following amounts represent the preliminary estimate of the fair value of the identifiable assets acquired and liabilities assumed:

(Dollars in millions)
Current assets(1)	$13.6
Intangible assets	91.9
Goodwill (non-tax deductible)(2)	24.3

Total assets acquired	129.8

Current liabilities	4.0
Deferred tax liabilities (non-current)	27.2
Contingent consideration (non-current)	6.9

Total liabilities assumed	38.1

Net assets acquired	$91.7

(1)	This amount includes $3.3 million of accounts receivable, which is also the gross contractual value. As of the acquisition date, the fair value of accounts receivable approximated carrying value.
(2)	Goodwill relates to the Company’s ability to exploit CNS Therapeutics’ technologies.

Intangible assets acquired consist of the following:

(Dollars in Millions)	Amount	Weighted-Average Amortization Period
Completed technology	$73.1	13 years
Trademark	0.2	3 years
In-process research and development	18.6	Non-Amortizable

	$91.9

The in-process research and development projects primarily relate to three intrathecal pain products. As of the date of acquisition, these pain products were in various stages of development. Development, testing, clinical trials and regulatory submission are required in order to bring these products to market. The Company estimates that the total costs to complete these products will be approximately $18.0 million. In addition, the Company expects that regulatory approvals will occur between 2015 and 2018. The Company determined the valuation of in-process research and development using, among other factors, appraisals. The value was primarily based on the discounted cash flow method and was discounted at a 35% rate, which was considered commensurate with the risks and stages of development of the pain products. Future residual cash flows that could be generated from the products were determined based upon management’s estimate of future revenue and expected profitability of the products. These projected cash flows were then discounted to their present values taking into account management’s estimate of future expenses that would be necessary to bring the products to completion.

The Company has not yet finalized its deferred tax assets and liabilities for the CNS Therapeutics acquisition, the impact of which is not expected to have a material effect on the Company’s financial condition.

5. Inventories

Inventories were comprised of the following at the end of each period:

(Dollars in Millions)	December 28, 2012	September 28, 2012
Raw materials and supplies	$97.1	$74.1
Work in process	191.9	184.7
Finished goods	194.1	176.5

Inventories	$483.1	$435.3

6. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill were as follows:

(Dollars in Millions)	Specialty Pharmaceuticals	Global Medical Imaging	Total
Goodwill at September 28, 2012	$287.8	$219.7	$507.5
Acquisition	24.3	—	24.3

Goodwill at December 28, 2012	$312.1	$219.7	$531.8

The gross carrying amount and accumulated amortization of intangible assets at the end of each period were as follows:

	December 28, 2012		September 28, 2012
(Dollars in Millions)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable:
Completed technology	$449.2	$179.4	$376.1	$173.7
Licenses	191.1	70.1	191.1	67.1
Trademarks	7.9	3.6	7.7	3.5

Total	$648.2	$253.1	$574.9	$244.3

Non-Amortizable:
Trademarks	$35.0		$35.0
In-process research and development	18.6		—

Total	$53.6		$35.0

Intangible asset amortization expense for the three months ended December 28, 2012 and December 30, 2011 was $8.9 million and $6.8 million, respectively. The estimated aggregate amortization expense on intangible assets owned by the Company is expected to be as follows:

(Dollars in Millions)
Fiscal 2013	$35.4
Fiscal 2014	35.4
Fiscal 2015	35.4
Fiscal 2016	35.3
Fiscal 2017	33.9

7. Retirement Plans

The net periodic benefit cost for the Company’s defined benefit pension plans was as follows:

	Three Months Ended
(Dollars in Millions)	December 28, 2012	December 30, 2011
Service cost	$1.2	$1.3
Interest cost	4.6	5.4
Expected return on plan assets	(7.4)	(6.2)
Amortization of net actuarial loss	3.0	2.9
Amortization of prior service cost	0.1	0.2

Net periodic benefit cost	$1.5	$3.6

During the three months ended December 28, 2012, Covidien made a $37.5 million voluntary contribution to the Company’s pension plans.

The net periodic benefit credit for postretirement benefit plans for the three months ended December 28, 2012 and December 30, 2011 was $1.6 million and $1.4 million, respectively, the components of which were not material.

8. Guarantees

In disposing of assets or businesses, the Company often provides representations, warranties and indemnities to cover various risks and liabilities, including unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities related to periods prior to disposition. Except as discussed below, the Company generally does not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, the Company has no reason to believe that these uncertainties would have a material adverse effect on its financial condition, results of operations and cash flows.

In connection with the sale of the Specialty Chemicals business (formerly known as “Mallinckrodt Baker”), the Company agreed to indemnify the purchaser with respect to various matters, including environmental, health, safety, tax and other matters. The indemnification obligations relating to environmental, health and safety matters have a term of 17 years, while some of the other indemnification obligations have an indefinite term. The amount of the liability relating to all of these indemnification obligations included in other liabilities on the Company’s combined balance sheets at both December 28, 2012 and September 28, 2012 was $22.4 million, of which $18.3 million related to environmental health and safety matters. The value of the environmental, health and safety indemnity was measured based on the probability-weighted present value of the costs expected to be incurred to address environmental, health and safety claims made under the indemnity. The aggregate fair value of these indemnification obligations did not differ significantly from their aggregate carrying value at December 28, 2012 and September 28, 2012. As of December 28, 2012, the maximum future payments the Company could be required to make under all of these indemnification obligations was $76.1 million. The Company was required to pay $30.0 million into an escrow account as collateral for all of these indemnification obligations to the purchaser, of which $24.1 million and $24.5 million remained in other assets on the condensed combined balance sheets at December 28, 2012 and September 28, 2012, respectively.

The Company has recorded liabilities for known indemnification obligations included as part of environmental liabilities, which are discussed in note 11. In addition, the Company is liable for product performance; however in the opinion of management, such obligations will not have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

The Company is required to provide the Nuclear Regulatory Commission financial assurance demonstrating its ability to cover the cost of decommissioning its Maryland Heights, Missouri radio pharmaceuticals production facility upon closure, though the Company does not intend to close this facility. The Company has provided this financial assurance in the form of a $58.0 million surety bond. In addition, as of December 28, 2012, the Company had a $21.1 million letter of credit to guarantee decommissioning costs associated with its St. Louis, Missouri plant.

As of December 28, 2012, the Company had various other letters of credit and guarantee and surety bonds totaling $15.7 million. In addition, at December 28, 2012, Covidien had outstanding letters of credit and guarantee and surety bonds totaling $109.9 million, which supported multiple Covidien businesses, including the Company.

9. Derivative Instruments

The Company is exposed to certain risks relating to its business operations. Risks that relate to foreign exchange exposure and certain commodity price exposures are managed by participating in the centralized hedging functions of Covidien which are designed to minimize exposure to such risks. Foreign currency option and forward contracts are used to economically manage the foreign exchange exposures of operations outside the U.S. Swap contracts on commodities are periodically entered into to manage the price risk associated with forecasted purchases of commodities used in the Company’s manufacturing processes. The associated derivative assets and liabilities have not been included on the Company’s condensed combined balance sheet since derivative activity is centrally managed by Covidien. Changes in the derivative financial instrument’s fair value which related to the Company’s business operations, however, have been recognized in the Company’s earnings unless specific hedge criteria are met. Covidien has designated certain commodity swap contracts as cash flow hedges. Covidien has not designated the foreign currency forward and option contracts as hedging instruments.

Foreign Exchange Exposure

Derivatives not designated as hedging instruments—The Company has foreign exchange exposure on the translation of the financial statements and on transactions denominated in foreign currencies. Covidien’s policy is to use various forward and option contracts to economically manage foreign currency exposures on accounts and notes receivable, accounts payable, intercompany loans and forecasted transactions that are denominated in certain foreign currencies. Covidien generally manages its exposure for forecasted transactions for the upcoming 12 months. These contracts do not meet the necessary criteria to qualify for hedge accounting; accordingly, all associated changes in fair value are recognized in earnings.

The location and amount of the net (loss) gain on foreign exchange forward and option contracts not designated as hedging instruments and related hedged items were recorded as follows:

	Three Months Ended
(Dollars in Millions)	December 28, 2012	December 30, 2011
Cost of goods sold	$(0.9)	$0.8
Selling, general and administrative expenses	1.1	—

	$0.2	$0.8

Commodities Exposure

Covidien has entered into gas commodity swap contracts on behalf of the Company. The amounts of the net losses on these contracts were recorded as follows:

	Three Months Ended
(Dollars in Millions)	December 28, 2012	December 30, 2011
Cost of goods sold	$0.1	$0.2
Selling, general and administrative expenses	0.3	0.6

	$0.4	$0.8

10. Financial Instruments and Fair Value Measurements

Fair value is defined as the exit price that would be received from the sale of an asset or paid to transfer a liability, using assumptions that market participants would use in pricing an asset or liability. The fair value guidance establishes a three-level fair value hierarchy, which maximizes the use of observable inputs and minimizes the use of unobservable inputs used in measuring fair value. The levels within the hierarchy are as follows:

Level 1— observable inputs such as quoted prices in active markets for identical assets or liabilities;

Level 2— significant other observable inputs that are observable either directly or indirectly; and

Level 3— significant unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions.

The following tables provide a summary of the significant assets and liabilities that are measured at fair value on a recurring basis at December 28, 2012 and September 28, 2012:

		Basis of Fair Value Measurement
(Dollars in Millions)	December 28, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Debt and equity securities held in rabbi trust	$23.6	$13.2	$10.4	$—

Liabilities:
Deferred compensation liabilities	$10.2	$10.2	$—	$—
Contingent consideration	6.9	—	—	6.9

Total liabilities at fair value	$17.1	$10.2	$—	$6.9

		Basis of Fair Value Measurement
(Dollars in Millions)	September 28, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Debt and equity securities held in rabbi trust	$25.2	$13.7	$11.5	$—

Liabilities:
Deferred compensation liabilities	$9.3	$9.3	$—	$—

Debt and equity securities held in rabbi trust—Debt securities held in the rabbi trust primarily consist of U.S. government and agency securities and corporate bonds. When quoted prices are available in an active market, the investments are classified as level 1. When quoted market prices for a security are not available in an active market, they are classified as level 2. Equity securities held in the rabbi trust primarily consist of U.S. common stocks, which are valued using quoted market prices reported on nationally recognized securities exchanges.

Deferred compensation liabilities—Covidien maintains a non-qualified deferred compensation plan in the U.S., which permits eligible employees of the Company to defer a portion of their compensation. A recordkeeping account is set up for each participant and the participant chooses from a variety of funds for the deemed investment of their accounts. The measurement funds generally correspond to the funds offered in Covidien’s U.S. tax-qualified defined contribution retirement plan and the account balance fluctuates with the investment returns on those funds.

Contingent consideration—During the three months ended December 28, 2012, the Company recorded contingent consideration of $6.9 million upon the acquisition of CNS Therapeutics. This contingent consideration, which could potentially total a maximum of $9.0 million, is primarily based on whether the FDA approves another dosage form of Gablofen on or before December 31, 2016. The fair value of the contingent payments was measured based on the probability-weighted present value of the consideration expected to be transferred using a discount rate of 1.0%.

Financial Instruments Not Measured at Fair Value

The fair value of restricted cash is equivalent to its carrying value of $24.2 million and $24.6 million as of December 28, 2012 and September 28, 2012, respectively (level 1), substantially all of which is included in other assets on the condensed combined balance sheets. The Company’s life insurance contracts are carried at cash surrender value (level 3). The fair value of these contracts approximates the carrying value of $48.3 million and $47.6 million at December 28, 2012 and September 28, 2012, respectively. Since quoted market prices for the Company’s debentures are not available in an active market, they are classified as level 2 for purposes of developing an estimate of their fair value. The fair value of the Company’s debt did not differ significantly from its carrying value at December 28, 2012 and September 28, 2012.

Concentration of Credit and Other Risks

Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of accounts receivable. The Company does not require collateral from customers. A portion of the Company’s trade accounts receivable outside the U.S., however, include sales to government-owned or supported healthcare systems in several countries, which are subject to payment delays. Payment is dependent upon the financial stability and creditworthiness of those countries’ national economies. Deteriorating credit and economic conditions in parts of Western Europe, particularly in Spain and Italy, may continue to increase the average length of time it takes the Company to collect its accounts receivable in certain regions within these countries.

The Company routinely evaluates all government receivables for potential collection risks associated with the availability of government funding and reimbursement practices. The Company has not incurred any significant losses on government receivables; however, if the financial condition of customers or the countries’ healthcare systems continue to deteriorate such that their ability to make payments is uncertain, additional allowances may be required in future periods.

The Company’s accounts receivable, net of the allowance for doubtful accounts, in Spain and Italy at the end of each period are as follows:

(Dollars in Millions)	December 28, 2012	September 28, 2012
Spain	$16.8	$15.0
Italy	13.0	12.5

Net sales to customers in Spain and Italy totaled $12.2 million and $13.5 million for the three months ended December 28, 2012 and December 30, 2011, respectively.

The following table shows net sales attributable to distributors that accounted for 10% or more of the Company’s total net sales:

	Three Months Ended
	December 28, 2012	December 30, 2011
Cardinal Health, Inc.	22%	17%
McKesson Corporation	15%	14%
AmerisourceBergen Corporation	8%	13%

The following table shows accounts receivable attributable to distributors that accounted for 10% or more of the Company’s gross accounts receivable at the end of each period:

	December 28, 2012	September 28, 2012
Cardinal Health, Inc.	22%	19%
McKesson Corporation	18%	20%
AmerisourceBergen Corporation	9%	10%

The following table shows net sales attributable to products that accounted for 10% or more of the Company’s total net sales:

	Three Months Ended
	December 28, 2012	December 30, 2011
Optiray (CMDS)	16%	17%
Acetaminophen products (API)	9%	10%

Molybdenum-99 (“Mo-99”) is a key raw material in the Company’s Ultra-Technekow DTE technetium generators that are sold by its Global Medical Imaging segment. There are only eight suppliers of this raw material worldwide. The Company has agreements to obtain Mo-99 from three nuclear research reactors and relies predominantly on two of these reactors for its Mo-99 supply. Accordingly, a disruption in the commercial supply or a significant increase in the cost of this material from these sources could have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

11. Commitments and Contingencies

The Company is subject to various legal proceedings and claims, including patent infringement claims, product liability matters, environmental matters, employment disputes, contractual disputes and other commercial disputes, including those described below. Management believes that these legal proceedings and claims likely will be resolved over an extended period of time. Although it is not feasible to predict the outcome of these matters, management is of the opinion that their ultimate resolution should not have a material adverse effect on the Company’s financial position, results of operations and cash flows.

Governmental Proceedings

On January 7, 2009, the Company received a subpoena from the U.S. Attorney’s Office for the Northern District of California requesting production of documents relating to the sales and marketing of its Tofranil-PM, Restoril and Magnacet products. The Company is complying as required by the terms of the subpoena. The Company believes that the amount accrued related to this matter is adequate, the amount of which is not significant.

Patent/Antitrust Litigation

Tyco Healthcare Group LP, et al. v. Mutual Pharmaceutical Company, Inc. The Company filed a patent infringement suit in the U.S. District Court for the District of New Jersey against Mutual Pharmaceutical Co., Inc., et al. (collectively, “Mutual”) on March 20, 2007 pursuant to procedures set out in the Drug Price Competition and Patent Term Restoration Act of 1984, after Mutual submitted an Abbreviated New Drug Application (“ANDA”) to the FDA seeking to sell a generic version of the Company’s 7.5 mg Restoril sleep aid product. Mutual also filed antitrust and unfair competition counterclaims. The patents at issue have since expired or been found invalid. On January 18, 2013, the trial court issued an opinion and order granting the Company’s motion for summary judgment regarding Mutual’s antitrust and unfair competition counterclaims. Mutual has the right to appeal this decision. While it is not possible at this time to determine with certainty the ultimate outcome of the counterclaims, the Company believes that the final resolution of the claims will not have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

Pricing Litigation

Two cases are pending against the Company that allege generally that the Company and numerous other pharmaceuticals companies reported false pricing information in connection with certain drugs that are reimbursable under Medicaid, resulting in overpayment by state Medicaid programs for those drugs. These cases, brought by state Attorneys General in Utah and Louisiana, generally seek monetary damages and attorneys’ fees. The Company is named as a defendant in State of Utah v. Actavis US, Inc., et al. filed May 8, 2008, which is pending in the Third Judicial Circuit of Salt Lake County, Utah and in State of Louisiana v. Abbott Laboratories Inc., et al. filed November 3, 2010, which is pending in the 19th Judicial District, Parish of East Baton Rouge, Louisiana. The Company intends to contest these cases and to explore other options as appropriate. The Company believes that the amount accrued related to these cases, the amount of which is not significant, is adequate.

Environmental Remediation and Litigation Proceedings

The Company is involved in various stages of investigation and cleanup related to environmental remediation matters at a number of sites, including those described below. The ultimate cost of site cleanup and timing of future cash outlays is difficult to predict, given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations, and alternative cleanup methods. The Company concluded that, as of December 28, 2012, it was probable that it would incur remedial costs in the range of $145.7 million to $259.7 million. The Company concluded that, as of December 28, 2012, the best estimate within this range was $145.8 million, of which $11.1 million was included in accrued and other current liabilities and the remainder was included in environmental liabilities on our combined balance sheet at December 28, 2012.

Orrington, Maine—The Company is a successor to a company which owned and operated a chemical manufacturing facility in Orrington, Maine from 1967 until 1982. The Company is currently responsible for the costs of completing an environmental site investigation required by the U.S. Environmental Protection Agency (“EPA”) and the Maine Department of Environmental Protection (“MDEP”). Based on the site investigation, the Company submitted a Corrective Measures Study plan and identified a preferred alternative which was submitted to the EPA and MDEP for approval in 2004. MDEP disagreed with the proposed alternative and served a compliance order on the Company and United States Surgical Corporation, a subsidiary of Covidien, in December 2008. The compliance order included a directive to remove a significant volume of soils at the site. On December 19, 2008, the Company filed an appeal with the Maine Board of Environmental Protection (“Maine Board”) to challenge the terms of the compliance order. A hearing before the Maine Board began on January 25, 2010 and concluded on February 4, 2010. On August 19, 2010, the Maine Board modified the MDEP order and issued a final order requiring removal of two landfills, capping of the remaining three landfills, installation of a groundwater extraction system and long-term monitoring of the site and the three remaining landfills.

On September 17, 2010, the Company appealed the final order issued by the Maine Board in Maine Superior Court. On appeal, the Company has requested that the Superior Court invalidate the Maine Board’s final order in its entirety or, in the alternative, reverse or modify the final order to eliminate the requirements that it remove one of the two landfills and recap the remaining three landfills. The Company also appealed certain administrative requirements of the final order. On November 1, 2012, the Superior Court affirmed the Maine Board’s final order. The Company has appealed the Superior Court’s decision to the Maine Supreme Judicial Court. The Company has assessed the status of this matter and has concluded that it is more likely than not that the Maine Board’s final order will be either invalidated, reversed or modified, and, further, intends to vigorously pursue all available means to achieve such result.

The Company estimates that, as of December 28, 2012, the cost to comply with the proposed remediation alternatives at this site ranges from $94.7 million to $170.8 million. However, there are still significant uncertainties in the outcome of the pending litigation, and the Company continues to disagree with the level of remediation outlined in the Maine Board’s final order. At December 28, 2012, estimated future investigation and remediation costs of $94.7 million were accrued for this site.

Penobscot River and Bay—Since April 2000, the Company has also been involved in a lawsuit, Maine People’s Alliance and Natural Resources Defense Council, Inc. v. HoltraChem Manufacturing Company, LLC and Mallinckrodt US LLC, filed in the U.S. District Court for the District of Maine by the Natural Resources Defense Council and the Maine People’s Alliance. Plaintiffs sought an injunction requiring the Company to conduct extensive studies of mercury contamination of the Penobscot River and Bay and options for remediating such contamination, and to perform appropriate remedial activities, if necessary.

On July 29, 2002, following a March 2002 trial, the District Court entered an opinion and order which held that conditions in the Penobscot River and Bay may pose an imminent and substantial endangerment and that the Company was liable for the cost of performing a study of the river and bay. The District Court subsequently appointed a study panel to oversee the study and ordered the Company to pay costs associated with the study. The study panel conducted Phase I studies and proposed a Phase II study which was approved by the District Court. The Phase II study calls for several additional years of field work, followed by an additional year for data synthesis. The Company has accrued for the cost of the studies as estimated by the study panel; however, due to the uncertainties involved pending completion of the study panel’s work, it is not possible to estimate the costs, if any, which might result from an order to conduct remediation in the Penobscot River and Bay. Accordingly, costs of any such remediation are not included in the range of estimated aggregate environmental remediation costs.

The entity with liability for the investigation and remediation described under “Orrington, Maine” and “Penobscot River and Bay” will not be transferred to Mallinckrodt plc as part of the separation. Accordingly, this will be a liability of a Covidien entity following the separation.

Crab Orchard National Wildlife Refuge Superfund Site, near Marion, Illinois—The Company is a successor in interest to International Minerals and Chemicals Corporation (“IMC”). Between 1967 and 1982, IMC leased portions of the AUS Operable Unit at the Crab Orchard Superfund Site (the “Site”) from the government and manufactured various explosives for use in mining and other operations. In March 2002, the Department of Justice (“DOJ”), the U.S. Department of the Interior and the EPA (together, the “Government Agencies”) issued a special notice letter to General Dynamics Ordnance and Tactical Systems, Inc. (“General Dynamics”), one of the other potentially responsible parties (“PRPs”) at the Site, to compel General Dynamics to perform the remedial investigation and feasibility study (“RI/FS”) for the AUS Operable Unit. General Dynamics negotiated an Administrative Order on Consent with the Government Agencies to conduct an extensive RI/FS at the Site under the direction of the U.S. Fish and Wildlife Service. General Dynamics asserted in August 2004 that the Company is jointly and severally liable, along with approximately eight other lessees and operators at the AUS Operable Unit, for alleged contamination of soils and groundwater resulting from historic operations and has threatened to file a contribution claim against the Company and other parties for recovery of its costs incurred in connection with the RI/FS activities being conducted at the AUS Operable Unit. The Company and other PRPs who received demand letters from General Dynamics have explored settlement alternatives, but have not reached settlement to date. The Company and other PRPs are awaiting completion of the RI/FS by General Dynamics before the initiation of formal PRP negotiations to address resolution of these alleged claims. While it is not possible at this time to determine with certainty the ultimate outcome of this case, the Company believes that the final resolution of all known claims, after taking into account amounts already accrued, will not have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

Mallinckrodt Veterinary, Inc., Millsboro, Delaware—The Company previously operated a plant in Millsboro, Delaware (the “Millsboro Site”) that manufactured various animal healthcare products. In 2005, the Delaware Department of Natural Resources and Environmental Control found trichloroethylene (“TCE”) in the Millsboro public water supply at levels that exceeded the federal drinking water standards. Further investigation to identify the source of the TCE in the ground water indicated that the source was potentially from the property near the Millsboro Site. The Company, and other former owners assumed responsibility for the Millsboro Site cleanup under the Alternative Superfund Program administered by the EPA. The Company and other PRPs entered into an Administrative Order on Consent with the EPA on May 10, 2010 which was subsequently amended in November 2010 and January 2011 to investigate the potential source of TCE contamination and to evaluate options to abate, mitigate and/or eliminate the release or threat of release of hazardous substances at the

Millsboro Site. The Company, along with other parties, continues to conduct the studies and prepare remediation plans in accordance with the amended Administrative Order on Consent. While it is not possible at this time to determine with certainty the ultimate outcome of this case, the Company believes that the final resolution of all known claims, after taking into account amounts already accrued, will not have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

Coldwater Creek, St. Louis County, Missouri—The Company is one of several companies named as defendants in three tort complaints (McClurg, et al. v. MI Holdings, Inc., et al., filed February 28, 2012; Adams, et al. v. MI Holdings, Inc., et al., filed April 10, 2012 and Steinmann et al. v. MI Holdings, Inc., et al., filed October 23, 2012) with numerous plaintiffs pending in the U.S. District Court for the Eastern District of Missouri. These cases allege personal injury for alleged exposure to radiological substances present in Coldwater Creek in Missouri. Plaintiffs lived in various locations in St. Louis County, Missouri near Coldwater Creek. Radiological residues which may have been present in the creek have been remediated by the U.S. Army Corps of Engineers. The Company believes that it has meritorious defenses to these complaints and is vigorously defending against them. The Company is unable to estimate a range of reasonably possible losses for the following reasons: (i) the proceedings are in early stages; (ii) the Company has not received and reviewed complete information regarding the plaintiffs and their medical conditions; and (iii) there are significant factual issues to be resolved. While it is not possible at this time to determine with certainty the ultimate outcome of these cases, the Company believes that the final resolution of all known claims will not have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

The Company has also recorded asset retirement obligations for the estimated future costs primarily associated with legal obligations to decommission two facilities within the Global Medical Imaging segment. Substantially all of these obligations are included in other liabilities on the condensed combined balance sheets. The following table provides a summary of the changes in the Company’s asset retirement obligations:

(Dollars in Millions)
Balance at September 28, 2012	$46.4
Accretion expense	0.7
Currency translation	0.6

Balance at December 28, 2012	$47.7

The Company believes that any potential payment of such estimated amounts will not have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

Products Liability Litigation

The Company is one of four manufacturers of Gadolinium-Based Contrast Agents, such as our Optimark product, involved in litigation alleging that administration of these agents causes development of nephrogenic systemic fibrosis in a small number of patients with advanced renal impairment. The complaints generally allege design and manufacturing defects, failure to warn, breach of warranty, fraud and violations of various state consumer protection laws. The litigation includes a federal multi-district litigation in the U.S. District Court for the Northern District of Ohio (In re Gadolinium-Based Contrast Agents Product Liability Litigation, which was established on February 27, 2008) and cases in various state courts. The Company believes that it has meritorious defenses to these complaints and is vigorously defending against them. When appropriate, the Company settles cases. As of January 31, 2013, there were four remaining cases in which the plaintiffs have either documented or specifically alleged use of the Company’s Optimark product. The Company believes that it has adequate amounts recorded related to these matters. While it is not possible at this time to determine with certainty the ultimate outcome of these cases, the Company believes that the final resolution of all known claims, after taking into account amounts already accrued, will not have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

Beginning with lawsuits brought in July 1976, the Company is also named as a defendant in personal injury lawsuits based on alleged exposure to asbestos-containing materials. A majority of the cases involve product liability claims based principally on allegations of past distribution of products containing asbestos. A limited number of the cases allege premises liability based on claims that individuals were exposed to asbestos while on the Company’s property. Each case typically names dozens of corporate defendants in addition to the Company. The complaints generally seek monetary damages for personal injury or bodily injury resulting from alleged exposure to products containing asbestos. The Company’s involvement in asbestos cases has been limited because it did not mine or produce asbestos. Furthermore, in the Company’s experience, a large percentage of these claims have never been substantiated and have been dismissed by the courts. The Company has not suffered an adverse verdict in a trial court proceeding related to asbestos claims, and intends to continue to defend these lawsuits. When appropriate, the Company settles claims; however, amounts paid to settle and defend all asbestos claims have been immaterial. As of January 31, 2013, there were approximately 11,600 asbestos-related cases pending against the Company.

The Company estimates pending asbestos claims and claims that were incurred but not reported, as well as insurance recoveries. The Company’s estimate of its liability for pending and future claims is based on claims experience over the past five years and covers claims either currently filed or expected to be filed over the next seven years. The Company believes that it has adequate amounts recorded related to these matters. While it is not possible at this time to determine with certainty the ultimate outcome of these asbestos-related proceedings, the Company believes that the final outcome of all known and anticipated future claims, after taking into account amounts already accrued and insurance coverage, will not have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

Other Matters

The Company is a defendant in a number of other pending legal proceedings incidental to present and former operations, acquisitions and dispositions. The Company does not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

12. Segment Data

Selected information by business segment is as follows:

	Three Months Ended
(Dollars in Millions)	December 28, 2012	December 30, 2011
Net sales(1) :
Specialty Pharmaceutical	$260.2	$236.1
Global Medical Imaging	229.7	254.7

Net sales of operating segments	489.9	490.8
Net sales to related parties(2)	14.1	12.9

Net sales	$504.0	$503.7

Operating income:
Specialty Pharmaceuticals	$35.0	$38.8
Global Medical Imaging	49.1	53.5

Segment operating income	84.1	92.3
Unallocated amounts:
Corporate and allocated expenses(3)	(25.4)	(15.0)
Intangible asset amortization	(8.9)	(6.8)
Restructuring and related charges, net (note 3)	(1.0)	(5.9)
Separation costs	(12.0)	(4.0)

Operating income	$36.8	$60.6

(1)	Amounts represent sales to external customers. Intersegment sales are not significant.
(2)	Represents products that were sold to other Covidien businesses, which is discussed in note 2.
(3)	Includes administration expenses and certain compensation, environmental and other costs not charged to the Company’s operating segments.

13. Subsequent Events

Subsequent events have been evaluated for adjustment through February 4, 2013, the date at which the parent’s consolidated financial statements were completed and issued, and March 15, 2013, for purposes of evaluating disclosures in these condensed combined financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mallinckrodt plc:

We have audited the accompanying balance sheet of Mallinckrodt plc (the “Company”) as of January 11, 2013 (date of capitalization). This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company as of January 11, 2013 (date of capitalization), in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

February 1, 2013

MALLINCKRODT PLC

BALANCE SHEET

At January 11, 2013 (date of capitalization)

(in thousands of U.S. dollars)

Assets
Current Assets:
Cash	$53

Total Assets	$53

Commitments and contingencies (Note 4)
Stockholders’ Equity
Ordinary A shares; €1.00 par value, 40,000 shares authorized, 40,000 shares issued and outstanding	$53

Ordinary shares; $0.20 par value, 300,000 shares authorized, 7 shares issued and outstanding	—

Total Stockholder’s Equity	$53

See Notes to Financial Statements.

MALLINCKRODT PLC

NOTES TO FINANCIAL STATEMENTS

1.	History and Description of the Company

Mallinckrodt plc (the “Company”) was incorporated in Ireland, as a public limited company, on January 9, 2013 and capitalized on January 11, 2013 as a holding company for the purposes of being the parent company of Covidien plc’s Pharmaceuticals business. The Company has not engaged in any business or other activities.

2.	Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The balance sheet and accompanying notes have been prepared in accordance with accounting principles generally accepted in the U.S.

Cash

Cash as of January 11, 2013 was received in exchange for ordinary shares issued.

Functional Currency

Items included in these financial statements are measured using the currency of the primary economic environment in which Mallinckrodt plc operates. The financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency.

Subsequent Events

The Company has evaluated subsequent events for recognition or disclosure through February 1, 2013, the date the financial statements were available to be issued.

3.	Share Capital

Ordinary A shares have no voting or dividend rights. In addition, in the event of the liquidation of the Company, the holders of any ordinary A shares then outstanding would be entitled to payment only after the holders of ordinary shares have received amounts owed to them in accordance with the articles of association.

4.	Commitments and Contingencies

The Company is not currently a party to any loss contingencies or litigation.

Tax Matters

Upon separation, Covidien will transfer its interest in the businesses comprising its Pharmaceuticals segment to the Company. In addition, assets and liabilities related to certain non-operating activities of Covidien, primarily intercompany transactions, will also be transferred to the Company; historically, these activities were not managed by the Pharmaceuticals segment. Most of these assets and liabilities are not significant. However, as measured as of September 28, 2012, the Company expects to assume a net income tax payable of approximately $125 million, primarily consisting of non-current contingent tax liabilities associated with unresolved tax matters related to these non-operating activities. In addition, the Company expects to enter into a tax matters agreement, pursuant to which Covidien will indemnify it, net of certain tax benefits realized by us, for any payments related to these liabilities which in the aggregate (after taking into account certain tax benefits realized by us) exceed $200 million, and which pertain to periods prior to the distribution date. In addition, the Company expects to assume a net deferred tax liability of approximately $134 million as measured as of September 28, 2012, primarily resulting from different treatment for book and tax purposes of certain intercompany transactions and the deferred tax effect of the aforementioned contingent tax liabilities. As the Company is not currently obligated to pay any of these liabilities and will not be obligated to do so until the separation has been completed, they are not included in the Company’s balance sheet.

ANNEX A

Relevant Territories as of February 1, 2013

Albania Armenia Australia Austria Bahrain Belarus Belgium Bosnia & Herzegovina Bulgaria Canada Chile China Croatia Cyprus Czech Republic Denmark Egypt	Estonia Finland France Georgia Germany Greece Hong Kong Hungary Iceland India Israel Italy Japan Korea Kuwait Latvia Lithuania	Luxembourg Macedonia Malaysia Malta Mexico Moldova Montenegro Morocco Netherlands New Zealand Norway Pakistan Panama Poland Portugal Qatar Romania	Russia Saudi Arabia Serbia Singapore Slovak Republic Slovenia South Africa Spain Sweden Switzerland The Republic of Turkey United Arab Emirates United Kingdom United States Uzbekistan Vietnam Zambia